Filed Pursuant to Rule 424(b)(3)
Registration No. 333-198983

PROSPECTUS

SUMMIT MATERIALS, LLC

SUMMIT MATERIALS FINANCE CORP.

Offer to Exchange (the “exchange offer”)

$115,000,000 aggregate principal amount of 10 1⁄2% Senior Notes due 2020 (the “exchange notes”), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), for any and all outstanding unregistered 10 1⁄2% Senior Notes due 2020 issued on September 8, 2014 (the “outstanding notes” and, together with the exchange notes, the “notes”).

On January 30, 2012, we issued $250,000,000 aggregate principal amount of 10 1⁄2% Senior Notes due 2020 and on January 17, 2014, we issued an additional $260,000,000 aggregate principal amount of 10 1⁄2% Senior Notes due 2020 (together, the “existing notes”). The notes and the existing notes have identical terms and are treated as a single class for all purposes under the indenture governing the notes and the existing notes. The existing notes are freely tradable as a result of registered exchange offers that were consummated on July 12, 2013 and May 19, 2014. Any exchange notes or any notes that otherwise become freely tradable are expected to trade under the same CUSIP with the existing notes that were part of registered exchange offers consummated in July 2013 and May 2014.

The exchange notes will be joint and several obligations of Summit Materials, LLC and Summit Materials Finance Corp. and will be fully and unconditionally guaranteed on a joint and several senior unsecured basis by all of our existing and future wholly-owned domestic restricted subsidiaries that guarantee indebtedness under our existing senior secured credit facilities, the existing notes and the outstanding notes and by our non-wholly-owned subsidiary, Continental Cement Company, L.L.C. (“Continental Cement”).

We are conducting the exchange offer in order to provide you with an opportunity to exchange your unregistered outstanding notes for freely tradable exchange notes that have been registered under the Securities Act.

The Exchange Offer

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are freely tradable.

•	You may withdraw tenders of outstanding notes at any time prior to the expiration date of the exchange offer.

•	The exchange offer expires at 5:00 p.m., New York City time, on November 5, 2014, which is the 21st business day after the date of this prospectus, unless extended. We do not currently intend to extend the expiration date.

•	The exchange of the outstanding notes for the exchange notes in the exchange offer will not constitute a taxable event for U.S. federal income tax purposes.

•	The terms of the exchange notes to be issued in the exchange offer are substantially identical to the outstanding notes, except that the exchange notes will be freely tradable.

Results of the Exchange Offer

•	The exchange notes may be sold in the over-the-counter market, in negotiated transactions or through a combination of such methods. We do not plan to list the exchange notes on a national market.

All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the outstanding notes under the Securities Act.

We are an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and are subject to reduced public company reporting requirements.

You should carefully consider the “Risk Factors” beginning on page 20 of this prospectus before participating in the exchange offer.

Each broker dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market making activities or other trading activities.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the exchange notes to be distributed in the exchange offer or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 6, 2014.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. This prospectus may be used only for the purposes for which it has been published and no person has been authorized to give any information not contained herein. If you receive any other information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted.

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FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws, which involve risks and uncertainties. Forward-looking statements include all statements that do not relate solely to historical or current facts, and you can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “trends,” “plans,” “estimates,” “projects” or “anticipates” or similar expressions that concern our strategy, plans, expectations or intentions. All statements made relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those expected. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, it is very difficult to predict the effect of known factors, and, of course, it is impossible to anticipate all factors that could affect our actual results.

Some of the important factors that could cause actual results to differ materially from our expectations are disclosed under “Risk Factors” and elsewhere in this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements.

We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

MARKET, RANKING AND OTHER INDUSTRY DATA

The data included in this prospectus regarding markets and the industry in which we operate, including the size of certain markets and our position and the position of our competitors within these markets, are based on reports of government agencies, published industry sources and estimates based on our management’s knowledge and experience in the markets in which we operate. Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe that they generally indicate size, position and market share within these industries. Our own estimates have been based on information obtained from our trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for the estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. We have not independently verified any of the data from third party sources, nor have we ascertained the underlying economic assumptions relied upon therein. As a result, you should be aware that market, ranking and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable and are subject to change based on various factors, including those discussed under “Risk Factors” and “Forward-Looking Statements.”

EMERGING GROWTH COMPANY STATUS

We are an “emerging growth company” as defined under the JOBS Act and are eligible to take advantage of certain exemptions from various public company reporting requirements. See “Risk Factors—Other Risks—As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.”

Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act to comply with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards apply to private companies. As an “emerging growth company,” we may elect to delay adoption of new or revised accounting standards applicable to public companies until such standards are made applicable to private companies. As a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies.

We will remain an “emerging growth company” until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenue of $1 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement; (iii) the date on which we have, during the previous three year period, issued more than $1 billion in non-convertible debt; or (iv) the date on which we are deemed a “large accelerated issuer” as defined under the federal securities laws.

CERTAIN DEFINITIONS

As used in this prospectus, unless otherwise noted or the context otherwise requires:

•	“We,” “our,” “us,” and “the Company” refer to Summit Materials, LLC and its subsidiaries as a combined entity, including Summit Materials Finance Corp., the co-issuer of the notes;

•	“Parent” refers only to Summit Materials Holdings L.P., our indirect parent entity;

•	“Summit Materials” refers only to Summit Materials, LLC and not its subsidiaries;

•	“Finance Corp.” refers only to Summit Materials Finance Corp., an indirect wholly-owned subsidiary of Summit Materials;

•	“the Issuers” refers to Summit Materials and Finance Corp. as co-issuers of the notes but not to any of their subsidiaries;

•	“Hamm” and “Predecessor” refer to Hamm, Inc., our inaugural acquisition and the predecessor entity of Summit Materials;

•	“Cornejo” refers collectively to Cornejo & Sons, L.L.C., C&S Group, Inc., Concrete Materials Company of Kansas, LLC and Cornejo Materials, Inc.;

•	“Harper Contracting” refers collectively to substantially all the assets of Harper Contracting, Inc., Harper Sand and Gravel, Inc., Harper Excavating, Inc., Harper Ready Mix Company, Inc. and Harper Investments, Inc.;

•	“Altaview Concrete” refers collectively to Altaview Concrete, LLC, Peak Construction Materials, LLC, Peak Management, L.C. and Wasatch Concrete Pumping, LLC;

•	“RK Hall” refers collectively to R.K. Hall Construction, Ltd., RHMB Capital, L.L.C., Hall Materials, Ltd., B&H Contracting, L.P. and RKH Capital, L.L.C.;

•	“B&B” refers collectively to B&B Resources, Inc., Valley Ready Mix, Inc. and Salt Lake Sand & Gravel, Inc.;

•	“Industrial Asphalt” refers collectively to Industrial Asphalt, LLC, Asphalt Paving Company of Austin, LLC, KBDJ, L.P. and all the assets of Apache Materials Transport, Inc.;

•	“Ramming Paving” refers collectively to J.D. Ramming Paving Co., LLC, RTI Hot Mix, LLC, RTI Equipment Co., LLC and Ramming Transportation Co., LLC;

•	“Norris” refers to Norris Quarries, LLC;

•	“Kay & Kay” refers to certain assets of Kay & Kay Contracting, LLC;

•	“Sandco” refers to certain assets of Sandco Inc.;

•	“Lafarge” refers to Lafarge North America, Inc.;

•	“Westroc” refers to Westroc, LLC;

•	“Alleyton” refers collectively to Alleyton Resource Company, LLC, Alcomat, LLC and Alleyton Services Company, LLC, formerly known as Alleyton Resource Corporation, Colorado Gulf, LP and certain assets of Barten Shepard Investments, LP;

•	“Troy Vines” refers to Troy Vines, Incorporated;

•	“Buckhorn Materials” refers to Buckhorn Materials, LLC, which is the surviving entity from the acquisition of Buckhorn Materials LLC and Construction Materials Group LLC;

•	“Canyon Redi-Mix” refers collectively to Canyon Redi-Mix, Inc. and CRM Mixers LP;

•	“Mainland” refers to Mainland Sand & Gravel ULC, which is the surviving entity from the acquisition of Rock Head Holdings Ltd., B.I.M Holdings Ltd., Carlson Ventures Ltd., Mainland Sand and Gravel Ltd. and Jamieson Quarries Ltd.;

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•	“Southwest Ready Mix” refers to Southwest Ready Mix, LLC;

•	“Blackstone” refers to certain investment funds affiliated with Blackstone Capital Partners V L.P.;

•	“Silverhawk” refers to certain investment funds affiliated with Silverhawk Summit, L.P.;

•	“Sponsors” refers to Blackstone and Silverhawk; and

•	“September 2014 Transactions” refers collectively to the private offering of the outstanding notes, our acquisition of Mainland on September 4, 2014, the paydown of outstanding amounts under our revolving credit facility with a portion of the proceeds of the private offering of our outstanding notes and the payment of related fees and expenses.

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus and may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the information set forth under the heading “Risk Factors” and our consolidated financial statements before participating in the exchange offer. You should read the discussions under “Certain Definitions” above for the definition of certain terms used herein.

Our Company

We are one of the fastest growing construction materials companies in the United States. Our materials include aggregates, which we supply across the country, primarily in Texas, Kansas, Kentucky, Missouri and Utah, and cement, which we supply in Missouri, Iowa and Illinois. Within our markets, we offer customers a single-source provider for construction materials and related downstream products through our vertical integration. In addition to supplying aggregates to customers, we use the materials internally to produce ready-mixed concrete and asphalt paving mix, which may be sold externally or used in our paving and related services businesses. Our vertical integration creates opportunities to increase aggregates volumes and optimize margin at each stage of production, as well as creating a competitive advantage for us through the efficiency gains, convenience and reliability provided to customers.

In the five years since our first acquisition, we have become a major participant in the U.S. construction materials industry. We believe that, by volume, we are a top 10 aggregates supplier, a top 25 cement producer and a major producer of ready-mixed concrete and asphalt paving mix. Our revenue grew 126% from $405.3 million in 2010 to $916.2 million in 2013 and 31% in the six months ended June 28, 2014 from the six months ended June 29, 2013. Our proven and probable aggregates reserves were 1.9 billion tons as of June 28, 2014. In the six months ended June 28, 2014 and the year ended December 28, 2013, we sold 10.2 million and 17.5 million tons of aggregates, 0.4 million and 1.0 million tons of cement, 1.2 million and 1.2 million cubic yards of ready-mixed concrete and 1.6 million and 3.9 million tons of asphalt paving mix, respectively, across our more than 200 sites and plants.

For the six months ended June 28, 2014 and the year ended December 28, 2013, approximately 54% and 42%, respectively, of our revenue related to residential and nonresidential construction and approximately 46% and 58%, respectively, related to public infrastructure projects. In general, our aggregates, asphalt paving mix and paving and related services businesses are weighted towards public infrastructure projects. Our cement and ready-mixed concrete businesses serve both the private construction and public infrastructure markets.

Private construction includes both residential and nonresidential new construction and the repair and remodel markets. From a macroeconomic view, we see positive indicators for the construction sector, including upward trends in housing starts and construction employment. All of these factors should result in increased construction activity in the private sector. However, we do not expect this recovery to be consistent across the United States. Certain markets, such as Texas, are showing greater, more rapid signs of recovery than other markets.

Public infrastructure includes spending by federal, state and local governments for roads, highways, bridges, airports and other public infrastructure projects. Public infrastructure projects have historically been a relatively stable portion of state and federal budgets. Our operations are primarily focused in states with constitutionally-protected transportation funding sources, which we believe limits our exposure to state and local budgetary uncertainties. The existing federal transportation funding program, Moving Ahead for Progress in the 21st Century (“MAP-21”), expires September 30, 2014. There is uncertainty as to what will succeed MAP-21, and funding increases are not expected in the short term. We also continue to monitor the status of the Highway Trust Fund. On August 1, 2014, a Highway

Trust Fund extension bill was enacted. The bill provides approximately $10.8 billion of funding, which is expected to last until May 2015. With the nation’s infrastructure aging, we expect U.S. infrastructure investment to grow over the long term and believe that we are well positioned to capitalize on any such increase in investment.

Our Regional Platforms

We currently operate across 17 U.S. states and in Vancouver, Canada through our three regional platforms: West; Central; and East. Each of our operating businesses has its own management team that, in turn, reports to a regional president who is responsible for overseeing the operating businesses, developing growth opportunities, implementing best practices and integrating acquired businesses. Acquisitions are an important element of our strategy, as we seek to enhance value through increased scale and cost savings within local markets.

West Region. Our West region includes operations in Texas, the Mountain states of Utah, Colorado, Idaho and Wyoming and in Vancouver, Canada where we supply aggregates, ready-mixed concrete, asphalt paving mix and paving and related services. As of June 28, 2014, the West region controlled approximately 0.5 billion tons of proven and probable aggregates reserves and $328.6 million of net property, plant and equipment and inventories (“hard assets”).

Revenue in the West region grew approximately sixfold from 2010 to 2013 and 49% in the six months ended June 28, 2014 from the six months ended June 29, 2013. Of the West region’s $426.2 million 2013 revenue, approximately 43% was derived from residential and nonresidential construction, and the remaining approximately 57% was derived from public infrastructure spending. During the six months ended June 28, 2014 and the year ended December 28, 2013, approximately 56% and 47% of our revenue and approximately 55% and 25% of our Adjusted EBITDA, excluding corporate charges, were generated in the West region.

In 2014, we continued to expand the West region, with significant growth in Texas through key acquisitions in Houston and the Permian Basin region of West Texas as well as establishment of a new platform in Vancouver, Canada with the September acquisition of Mainland. These acquisitions were aggregates and ready-mixed concrete businesses, which has led to improved margins in the region. These acquisitions shifted our customer mix; approximately 62% of revenue in the six months ended June 28, 2014 was derived from residential and nonresidential construction, and the remaining approximately 38% was derived from public infrastructure spending.

Central Region. Our Central region extends across the Midwestern United States, most notably in Kansas, Missouri, Nebraska, Iowa and Illinois, where we supply aggregates, cement, ready-mixed concrete, asphalt paving mix and paving and related services. As of June 28, 2014, the Central region controlled approximately 0.5 billion tons of proven and probable aggregates reserves serving its aggregates business and approximately 0.4 billion tons serving its cement business and $541.8 million of hard assets.

Revenue in the Central region grew 56% from 2010 to 2013 and 22% in the six months ended June 28, 2014 from the six months ended June 29, 2013. Of the Central region’s $329.6 million 2013 revenue, approximately 57% was derived from residential and nonresidential construction, and the remaining approximately 43% was derived from public infrastructure spending. The Central region has historically been our most profitable region as it has had a higher proportion of its revenue from materials and products sales than the other regions. During the six months ended June 28, 2014 and the year ended December 28, 2013, approximately 33% and 36%, respectively, of our revenue and approximately 48% and 62%, respectively, of our Adjusted EBITDA, excluding corporate charges, was generated in the Central region.

Our cement business serves markets in Missouri, Iowa and Illinois. Our cement plant, commissioned in 2008, is a highly efficient, technologically advanced, integrated manufacturing and distribution system strategically located near Hannibal, Missouri, 100 miles north of St. Louis along the Mississippi River. We utilize an on-site solid, hazardous and liquid waste fuel processing facility, which can reduce the plant’s fuel costs by up to 50%. Our cement plant is covered by the Environmental Protection Agency’s (“EPA”) National Emissions Standards for Hazardous Air Pollutants (“NESHAP”) for hazardous waste combustors (also known as the Hazardous Waste Combuster Maximum Achievable Control Technology Standards regulations (“HWC-MACT”)), rather than the EPA’s NESHAP for Portland cement plants (also known as PC-MACT), due to its waste fuel processing capabilities. We believe the facility is well positioned to comply with any potential regulatory changes during the foreseeable future.

East Region. Our East region serves markets in Kentucky, South Carolina, North Carolina, Tennessee and Virginia, where we supply aggregates, asphalt paving mix and paving and related services. As of June 28, 2014, the East region controlled approximately 0.5 billion tons of proven and probable aggregates reserves and $163.5 million of hard assets.

Revenue in the East region remained consistent from 2010 to 2013 and in the six months ended June 28, 2014 as compared to the six months ended June 29, 2013. Of the East region’s $160.4 million 2013 revenue, approximately 8% was derived from residential and nonresidential construction, and the remaining approximately 92% was derived from public infrastructure spending. During the year ended December 28, 2013, approximately 18% of our revenue and approximately 13% of our Adjusted EBITDA, excluding corporate charges, was generated in the East region.

Our Competitive Strengths

Leading market positions. We believe each of our operating companies has a top three market share position in its local market achieved through their respective extensive operating history, averaging over 35 years. We believe we are a top 10 supplier of aggregates, a top 25 producer of cement and a major producer of ready-mixed concrete and asphalt paving mix in the United States by volume. We focus on acquiring companies that have leading local market positions in aggregates, which we seek to enhance by building scale with other local aggregates and downstream products and services. The construction materials industry is primarily local in nature due to transportation costs from the high weight-to-value ratio of the products. Given this dynamic, we believe achieving local market scale provides a competitive advantage that drives growth and stability for our business. We believe that our ability to prudently acquire and rapidly integrate multiple businesses has enabled, and will continue to enable, us to become market leaders.

Vertically-integrated business model. We generate revenue across a spectrum of related products and services. We internally supply the majority of the aggregates used in the ready-mixed concrete and asphalt paving mixes that we produce and we internally supply the majority of the asphalt paving mix that our paving crews lay. Approximately 27% of our aggregates production is further processed and sold as a downstream product, such as ready-mixed concrete or asphalt paving mix, or used in our paving and related services business. Approximately 83% of the asphalt paving mix we produce is installed by our own paving crews. Our vertically-integrated business model enables us to operate as a single source provider of materials and paving and related services, creating cost, convenience and reliability advantages for our customers, while at the same time creating significant cross-marketing opportunities among our interrelated businesses. We believe this creates opportunities to increase aggregates volumes and optimize margin at each stage of production, as well as creating a competitive advantage for us through the efficiency gains, convenience and reliability provided to customers.

Significant product and geographic scale. Our ten operating companies operate across 17 U.S. states and Vancouver, Canada in 27 metropolitan statistical areas. Between 2010 and 2013, we grew our revenue by 126%, primarily through acquisitions. The significant revenue growth has brought substantial additional scale to our operations in terms of purchasing. A combination of increased scale and vertical integration present opportunities to improve profitability through cost savings. We have achieved this scale without any significant customer or geographic concentration.

Attractive industry dynamics and structure. We believe the construction materials industry has attractive fundamentals, characterized by high barriers to entry and a stable competitive environment in the majority of markets. Barriers to entry are created by scarcity of raw material resources, limited efficient distribution range, asset intensity of equipment, land required for quarry operations and a time-consuming and complex regulatory and permitting process. In addition, profits are relatively stable throughout various economic cycles, as compared to other businesses in the construction industry, aided by favorable pricing dynamics with historically stable public infrastructure spending. According to the April 2014 U.S. Geological Survey, U.S. aggregates pricing had increased in 65 of the previous 70 years, with growth accelerating since 2002 as continuing resource scarcity in the industry has led companies to focus increasingly on improved pricing strategies. Pricing growth remained strong in 2013 despite volume declines in certain key end markets.

High quality assets and coverage. As a function of our disciplined acquisition strategy and high quality asset base, hard asset values constitute a significant portion of our enterprise value. As of June 28, 2014, the balance sheet book value of our hard assets was $1,033.9 million (excluding $5.8 million at corporate). The majority of our hard asset value was derived from our property, plant and equipment together with the value of our approximately 1.9 billion tons of proven and probable aggregates reserves serving our aggregates and cement businesses. We believe our sizeable quantity of reserves, paired with vertically-integrated, downstream products and services, enables us to better meet the needs of our end-use customers. Assuming production rates in future years are equal to those in 2013, we estimate that the useful life of the proven and probable reserves for our aggregates and cement businesses are over 55 years and 300 years, respectively.

We estimate proven and probable reserves based on the results of drilling. In determining the amount of reserves, our policy is to deduct reserves not available due to property boundaries, set-backs and plant configurations, as deemed appropriate when estimating reserves. Proven reserves are computed from dimensions revealed in outcrops, trenches, workings or drill holes; grades and/or quality are computed from the results of detailed sampling at the sites for inspection, sampling and measurement, which are spaced so closely and the geologic character of which is so well-defined that size, shape, depth and mineral content of reserves can be clearly established. Probable reserves are those for which the quantity and grade and/or quality are computed from information similar to that used for proven reserves except that the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. As a result, the degree of assurance, provided by measurements of our probable reserves is more limited. However, because the difference in the degree of assurance between our proven and probable reserves cannot be readily defined, we present them on a combined basis in this prospectus. From time to time, in connection with certain acquisitions, we engage a third party engineering firm to perform a reserve audit, but we do not perform annual reserve audits.

Our asset base includes a dry process cement plant that was commissioned in 2008. We believe this plant contributes significantly to our asset value given its high replacement cost, large capacity, technologically advanced manufacturing capabilities and favorable environmental performance versus older facilities within the industry that will require upgrades to comply with stringent EPA standards coming into effect in the near term. In addition, our plant is strategically located on the Mississippi River. The U.S. cement industry is regional in nature with customers typically purchasing material from local sources due to transportation costs. According to the PCA 2013 North American Cement Industry Annual Yearbook, nearly 97% of cement sold in the United States was shipped to customers by truck in 2011. However, as a result of our plant’s strategic location on the Mississippi River, approximately 15% of our cement sold in 2013 was shipped by barge, which is more cost-effective than truck transport.

Strong performance in challenging economic environment. We have demonstrated resilient financial performance despite challenging conditions in the broader economy over the last several years. Beginning in 2008, the U.S. construction industry experienced a significant decline in demand resulting in excess capacity at construction materials and related products facilities. Aggregate volumes decreased from 2.6 billion tons in 2008 to 2.1 billion tons in 2012, a 19% decline. However, during this same time period the average price per ton of aggregates in the United States increased from $8.57 in 2008 to $8.91 in 2012, a 4% increase. Consistent with these market trends, our aggregate and cement pricing increased 2% and 5%, respectively, from 2010 to June 28, 2014.

One significant factor that allows for pricing growth in periods of volume declines is that aggregates and asphalt paving mix, have significant exposure to public road construction, which has demonstrated continued growth over the past 30 years, even during times of broader economic softness. The majority of public road construction spending is funded at the state level through the states’ respective departments of transportation. The five key states in which we operate (Texas, Kansas, Kentucky, Missouri and Utah) have funds with constitutionally-protected revenue sources dedicated for transportation projects. These dedicated, earmarked funding sources limit the negative effect current state deficits may have on public spending. As a result, our business exhibits significantly more stability in profitability than witnessed in most other building product subsectors. We believe these business characteristics have helped mitigate the impact of the challenging economic environment on our profitability.

Experienced and proven leadership implementing acquisition strategy. Our management team has a proven track record of creating value. This team is led by Tom Hill, our President and Chief Executive Officer, a 30-year industry veteran. In addition to Mr. Hill, our management team, including corporate and regional operations managers, corporate development, finance executives and other heavy side industry operators, has extensive experience in the industry. Our management team has a track record of executing and successfully integrating acquisitions in the sector. Mr. Hill and his team successfully executed a similar consolidation strategy at another company in the industry, where Mr. Hill led the integration of numerous acquisitions, taking the business from less than $0.3 billion to $7.4 billion in sales from 1992 to 2008 through 173 acquisitions worth approximately $6.3 billion in the aggregate and $36.0 million on average.

Since July 2009, we have acquired 33 companies, successfully integrating the businesses into three regions through the implementation of operational improvements, creation of a world-class safety program and development of a strong leadership team. These acquisitions have helped us achieve significant revenue growth, from $29.3 million in 2009 to $916.2 million in 2013.

Strong sponsor equity commitment. Since our formation in September 2008, our parent company has received equity commitments of $798.1 million, of which $467.5 million has been deployed to execute our disciplined acquisition strategy. Through the deployed equity and debt financings, we have completed 33 acquisitions and have approximately $330.6 million of commitments outstanding.

Our Business Strategy

Drive profitable growth through strategic acquisitions. Our goal is to become a top-five U.S. construction materials company through the successful execution of our acquisition strategy and implementation of best practices to drive organic growth. Based on aggregates sales, in volumes, we believe that we are currently a top-ten player, which has been achieved within five years of our first acquisition. We believe that the relative fragmentation of our industry creates an environment in which we can continue to acquire companies at attractive valuations and increase scale and diversity over time through both platform and bolt-on acquisitions.

We estimate that approximately 65% of the U.S. aggregates market is privately owned. From this group, our senior management team maintains contact with over 300 private companies. These long-standing relationships, cultivated over decades, have been the primary source for our acquisitions thus far and, we believe, will be a key driver to our future growth.

Enhance margins and free cash flow generation through implementation of operational improvements. Our management team includes individuals with decades of experience in our industry and proven success in integrating acquired businesses and organically growing operations. This experience represents a significant source of value to us. Based on our management team’s prior acquisition experience in our industry, we believe margin improvement is achievable within 18 to 24 months of acquisition. These margin improvements are accomplished through proven profit optimization plans, leveraging information technology and financial systems to control costs, managing working capital, achieving scale-driven purchasing synergies and fixed overhead control and reduction. Our regional presidents, supported by our central operations, risk management and finance and information technology teams, drive the implementation of detailed and thorough profit optimization plans for each acquisition post close, which typically includes, among other things, implementation of a systematic pricing strategy and an equipment utilization analyses that assess repair and maintenance spending, the health of each piece of equipment and an utilization review to ensure we are maximizing productivity and selling any pieces of equipment that are not needed in the business.

Leverage vertically-integrated and strategically located operations for growth. We believe that our vertical integration of construction materials, products and services is a significant competitive advantage that we will leverage to grow share in our existing markets and enter into new markets. A significant portion of materials used to produce our products and provide services to our customers are internally supplied, which enables us to operate as a single source provider of materials, products and paving and related services, creating cost, convenience and reliability advantages for our customers, while at the same time creating significant cross-marketing opportunities among our interrelated businesses.

Leverage our position as a preferred buyer of privately held companies in our industry. Our business model fosters entrepreneurship in local markets while reaping the benefits of best practices and economies of scale brought by the larger group. We believe the value proposition we offer to potential sellers has allowed us to largely avoid auctions and instead negotiate terms directly with sellers at attractive valuations. A typical acquisition generally involves keeping the local management team of the acquired business, maintaining key operational decisions at the local level, providing insightful leadership directed by our President and Chief Executive Officer, a 30-year industry veteran, and instilling an uncompromising commitment to employee safety.

Capitalize on expected recovery in U.S. economy and construction markets. The residential and nonresidential markets are starting to show positive growth signs in varying degrees across our markets indicating at least modest growth in the near to medium term. Of our markets, Texas is currently experiencing the most active growth. According to the PCA’s September 2014 Regional Construction InVue, total construction spending in Texas has increased 22.9% from June 2013 to June 2014 and residential and nonresidential spending increased 1.2% and 25.3%, respectively. We are capitalizing on the growth in the Texas market by significantly increasing our investment there through acquisitions in Houston and the Permian Basin region of west Texas in 2014. We believe that we have sufficient exposure to the residential and nonresidential end-markets to benefit from a potential recovery in all of our markets.

Our Industry

The U.S. construction materials industry is composed of four primary sectors: aggregates; cement; ready-mixed concrete; and asphalt paving mix. Each of these materials is widely used in most forms of construction activity. Competition is constrained in part by the distance materials can be transported efficiently, resulting in predominantly local or regional operations. Participants in these sectors typically range from small, privately-held companies focused on a single material, product or market to multinational corporations that offer a wide array of construction materials, products and paving and related services. We estimate that approximately 65% of the aggregates in the United States are held by private companies.

Transportation infrastructure projects, driven by both federal and state funding programs, represent a significant share of the U.S. construction materials market. In addition to federal funding, highway construction and maintenance funding is available through state, county and local agencies. Our five largest states by revenue (Texas, Kansas, Kentucky, Missouri and Utah, which represented approximately 25%, 20%, 17%, 12% and 11%, respectively, of our total revenue in 2013) have funds with constitutionally-protected revenue sources dedicated for transportation projects.

Aggregates. Aggregates are key material components used in the production of cement, ready-mixed concrete and asphalt paving mixes for the residential, nonresidential and public infrastructure markets and are also widely used for various applications and products, such as road and building foundations, railroad ballast, erosion control, filtration, roofing granules and in solutions for snow and ice control. Generally extracted from the earth using surface or underground mining methods, aggregates are produced from natural deposits of various materials such as limestone, sand and gravel, granite and trap rock.

Aggregates represent an attractive market with high profit margins, high barriers to entry and increasing resource scarcity, which, as compared to construction services, leads to relatively stable profitability through economic cycles. Production is moderately capital intensive and access to well-placed reserves is important given high transport costs and environmental permitting restrictions. Markets are typically local due to high transport costs and are generally fragmented, with numerous participants operating in localized markets. The top players control approximately 30% of the national market in 2013. According to the March 2014 U.S. Geological Survey, the U.S. market for these products was estimated at approximately 2.2 billion tons in 2013, at a total market value of $18.6 billion. Relative to other construction materials, such as cement, aggregates consumption is more heavily weighted towards public infrastructure and maintenance and repair. However, the mix of end uses can vary widely by geographic location, based on the nature of construction activity in each market. Typically, three to six competitors comprise the majority market share of each local market because of the constraints around the availability of natural resources and transportation. Vertically-integrated players can have an advantage versus smaller, non-integrated producers by leveraging their aggregates for downstream operations, such as ready-mixed concrete, asphalt paving mix and paving and related services.

Cement. Portland cement, an industry term for the common cement in general use around the world, is the basic ingredient of concrete and is made from a combination of limestone, shale, clay, silica and iron ore. Together with water, cement creates the paste that binds the aggregates together when making concrete. Cement is an input for ready-mixed concrete and concrete products and commands significantly higher prices relative to aggregates, reflecting the more intensive capital investment required. Cement production in the United States is distributed among 98 production facilities located across 34 states and is a capital-intensive business with variable costs dominated by raw materials and energy required to fuel the kiln. Building new plants is challenging given the extensive permitting requirements and capital investment requirements. We estimate new plant construction costs in the United States to be approximately $250-300 per ton, not including costs for property or securing raw materials and the required distribution network. Assuming construction costs of $275 per ton, a 1.25 million ton facility, comparable to our cement plant’s potential annual capacity, would cost approximately $343.8 million to construct.

Ready-mixed concrete. Ready-mixed concrete is one of the most versatile and widely used materials in construction today. It is created through the combination of coarse and fine aggregates, which make up approximately 60 to 75% of the mix by volume, with water, various chemical admixtures and cement making up the remainder. Given the high weight-to-value ratio, delivery of ready-mixed concrete is typically limited to a one-hour haul from a production plant and is further limited by a 90 minute window in which newly-mixed concrete must be poured to maintain quality and performance. As a result of the transportation constraints, the ready-mixed concrete market is highly localized, with an estimated 5,500 ready-mixed concrete plants in the United States, according to the National Ready Mixed Concrete Association (the “NRMCA”). We participate selectively in ready-mixed concrete markets where we provide our own aggregates for production, which we believe provides us a competitive advantage.

Asphalt paving mix. Asphalt paving mix is the most common roadway material used today, covering 93% of the more than 2.6 million miles of paved roadways in the United States, according to the National Asphalt Pavement Association (“NAPA”). Major inputs include aggregates and liquid asphalt (the refined residue from the distillation process of crude oils by refineries). Given the significant aggregates component in asphalt paving mix (up to 95% by weight), local aggregates producers often participate in the asphalt paving mix business to secure captive demand for aggregates. Asphalt and paving is highly fragmented in the United States, with end markets skewed towards new road construction and maintenance and repair of roads. Barriers to entry include permit requirements, access to aggregates (where possible, asphalt plants are typically located at quarries) and access to liquid asphalt.

Corporate Structure

The following chart summarizes our organizational structure, equity ownership and our principal indebtedness as of the date of this prospectus. This chart is provided for illustrative purposes only and does not show all of our legal entities or all obligations of such entities.

(1)	Represents equity contributed by investment funds affiliated with the Sponsors and by certain members of management and other investors (excluding rollover of equity investments made by sellers of acquired companies).
(2)	Guarantor under the senior secured credit facilities, but not the existing notes or the notes.
(3)	Summit Materials, LLC and Summit Materials Finance Corp. are the issuers of the existing notes and the notes and Summit Materials, LLC is the borrower under our senior secured credit facilities. Summit Materials Finance Corp. was formed in December 2011 solely to act as co-issuer of the existing notes and other indebtedness, has no assets and does not conduct any operations.
(4)	See “Description of Other Indebtedness—Senior Secured Credit Facilities.”
(5)	Guarantor under the existing notes and the notes and guarantor under the senior secured credit facilities.
(6)	Pursuant to the terms of the Amended and Restated Limited Liability Company Agreement of Continental

Cement, in the absence of a dissolution or liquidation of Continental Cement, Summit Materials Holdings II, LLC (“Summit II”), which holds Class A Units of Continental Cement, and the holders of the Class B Units of Continental Cement are each entitled to receive a percentage of the distributions on a pari passu basis. The percentage received by the holders of the Class B Units relative to Summit II adjusts based on the time period that the Class A Units have been outstanding and whether Summit II has received a certain return on the capital contributions it made to purchase the Class A Units it holds. Summit II’s sharing percentage is generally between 70% and 80%. The holders of the Class B Units collectively share in the remaining distributions not allocated to Summit II. In connection with a dissolution or liquidation of Continental Cement, distributions are made either in the manner set forth above or, if it provides a greater return to Summit II with respect to the Class A Units, Summit II will receive a priority distribution ahead of the Class B Units up to an amount equal to the capital contributions made by Summit II in respect of the Class A Units, plus interest on such capital contributions of 11%, accruing daily and compounding annually from the date of issuance of the Class A Units. Any excess amount to be distributed after the priority payment to Summit II is then made to the holders of the Class B Units. Subject to certain exceptions, Summit II has the right to require Continental Cement to purchase all, but not less than all, of the Class B Units at any time after May 27, 2016 either in anticipation of an initial public offering of Parent, an indirect parent entity of Continental Cement, or if an initial public offering of Parent has already occurred. In addition, subject to certain conditions, holders of the Class B Units have the right to require Continental Cement to purchase all, but not less than all, of the Class B Units at a strike price that approximates fair value, including in the event of a change of control of Parent prior to May 27, 2016, or at any time thereafter. Holders of Class B Units also have certain rights that allow them to rollover their interests in connection with an initial public offering.
(7)	The notes are not and will not be guaranteed by any of our existing or future non-wholly owned subsidiaries other than Continental Cement or by any future foreign subsidiaries.
(8)	Mainland Sand & Gravel ULC is a British Columbia unlimited liability company that is the surviving amalgamated entity of the Mainland acquisition. Mainland Sand & Gravel ULC is not a guarantor under the senior secured credit facilities, the existing notes or the exchange notes.

Recent Developments

Southwest Ready Mix Acquisition

On September 19, 2014, we acquired all of the issued and outstanding membership interests in and certain real property used in the operations of Southwest Ready Mix, LLC. Southwest Ready Mix has two ready-mixed concrete plants and serves the downtown and southwest Houston, Texas markets. Southwest Ready Mix, combined with the operations of Alleyton Resource Company, which was acquired in January 2014, is a leading integrated aggregates and ready-mixed concrete producer in the Houston market. The acquisition was funded with borrowings under the Company’s revolving credit facility.

Mainland Acquisition

On September 4, 2014, we acquired all of the issued and outstanding shares and certain shareholder notes of Rock Head Holdings Ltd. and B.I.M. Holdings Ltd., which collectively indirectly own all the shares of Mainland Sand and Gravel Ltd. (the “Mainland Acquisition”). Mainland Sand and Gravel Ltd., based in Surrey, British Columbia, is a supplier of construction aggregates to the Vancouver metropolitan area. Effective September 12, 2014, the acquired Canadian entities were amalgamated with 1010326 B.C. ULC and the amalgamated entity is Mainland Sand & Gravel ULC as a direct subsidiary of Summit Materials International, LLC.

Canyon Redi-Mix Assets Acquisition

On July 29, 2014, we acquired all of the assets of Canyon Redi-Mix, Inc., and CRM Mixers LP. The acquired assets include two ready-mixed plants, which serve the Permian Basin region of West Texas. The acquisition was funded with borrowings under the Company’s revolving credit facility. Canyon Redi-Mix, combined with the operations of Troy Vines, which was acquired in April 2014, is the top integrated ready-mixed concrete producer in the Midland-Odessa market.

Corporate Information

Summit Materials, LLC was formed under the laws of the State of Delaware in September 2008. Summit Materials Finance Corp., the co-issuer of the outstanding notes, was incorporated under the laws of the State of Delaware in December 2011. Our principal executive office is located at 1550 Wynkoop Street, 3rd Floor, Denver, Colorado 80202. Our telephone number is (303) 893-0012.

Our Sponsors

Blackstone. Blackstone is one of the world’s leading investment and advisory firms. Blackstone’s alternative asset management businesses include the management of corporate private equity funds, real estate funds, hedge fund solutions, credit-oriented funds and closed-end mutual funds. Blackstone also provides various financial advisory services, including financial and strategic advisory, restructuring and reorganization advisory and fund placement services. Through its different investment businesses, as of June 30, 2014, Blackstone had total assets under management of approximately $278.9 billion.

Silverhawk. Silverhawk Capital Partners, LLC is a private equity firm with offices in Greenwich, Connecticut and Charlotte, North Carolina. The founding partners have invested as a team and operated businesses since 1989. Founded in 2005, Silverhawk’s investments are focused in the energy, manufacturing and business service sectors. As of June 30, 2014, Silverhawk had approximately $200.0 million under management.

The Exchange Offer

The following summary is provided solely for your convenience and is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus for a more detailed description of the notes.

General	On September 8, 2014, the Issuers issued an aggregate of $115.0 million principal amount of 10 1⁄2% Senior Notes due 2020 in a private offering. In connection with the private offering of the outstanding notes, the Issuers and the guarantors entered into a registration rights agreement with the initial purchasers in which they agreed, among other things, to deliver this prospectus to you and to complete the exchange offer within 270 days after the date of issuance and sale of the outstanding notes. You are entitled to exchange in the exchange offer your outstanding notes for the exchange notes which are identical in all material respects to the outstanding notes except:

•	the exchange notes have been registered under the Securities Act;

•	the exchange notes are not entitled to any registration rights which are applicable to the outstanding notes under the registration rights agreement; and

•	the additional interest provisions of the registration rights agreement are no longer applicable.

The Exchange Offer	The Issuers are offering to exchange up to $115.0 million aggregate principal amount of 10 1⁄2% Senior Notes due 2020, which have been registered under the Securities Act, for a like amount of outstanding notes.

You may only exchange outstanding notes in denominations of $2,000 and integral multiples of $1,000, in excess thereof.

Resale	Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, the Issuers believe that the exchange notes issued pursuant to the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by you (unless you are our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	you are acquiring the exchange notes in the ordinary course of your business; and

•	you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

If you are a broker-dealer and receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market making activities or other trading activities, you must acknowledge that you will deliver this prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Any holder of outstanding notes who:

•	is our affiliate;

•	does not acquire exchange notes in the ordinary course of its business; or

•	tenders its outstanding notes in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co. Inc. (available June 5, 1991) and Exxon Capital Holdings Corp. (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling (available July 2, 1993), or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on November 5, 2014, which is the 21st business day after the date of this prospectus, unless extended by the Issuers. The Issuers do not currently intend to extend the expiration date.

Withdrawal	You may withdraw the tender of your outstanding notes at any time prior to the expiration of the exchange offer. The Issuers will return to you any of your outstanding notes that are not accepted for any reason for exchange, without expense to you, promptly after the expiration or termination of the exchange offer.

Interest on the Exchange Notes and the Outstanding Notes	The exchange notes will bear interest at the rate per annum set forth on the cover page of this prospectus from the most recent date to which interest has been paid on the outstanding notes. The interest will be payable semi-annually on January 31 and July 31. No interest will be paid on outstanding notes following their acceptance for exchange.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, which the Issuers may waive. See “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Outstanding Notes

If you wish to participate in the exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of such letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must then mail or otherwise deliver the letter of transmittal, or a facsimile of such letter of transmittal, together with the outstanding notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal.

If you hold outstanding notes through The Depository Trust Company (“DTC”) and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC by which you will agree to be bound by the letter of transmittal. By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	you are acquiring the exchange notes in the ordinary course of your business; and

•	if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market making activities, that you will deliver a prospectus, as required by law, in connection with any resale of such exchange notes.

Special Procedures for Beneficial Owners	If you are a beneficial owner of outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender those outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender those outstanding notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents, or you cannot comply with the procedures under DTC’s Automated Tender Offer Program for transfer of book-entry interests, prior to the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer—Guaranteed Delivery Procedures.”

Effect on Holders of Outstanding Notes	As a result of the making of, and upon acceptance for exchange of, all validly tendered outstanding notes pursuant to the terms of the exchange offer, the Issuers and the guarantors will have fulfilled a covenant under the registration rights agreement. Accordingly, there will be no increase in the interest rate on the outstanding notes under the circumstances described in the registration rights agreement. If you do not tender your outstanding notes in the exchange offer, you will continue to be entitled to all the rights and limitations applicable to the outstanding notes as set forth in the indenture; however, as a result of the making of, and upon acceptance for exchange of, all validly tendered outstanding notes pursuant to the terms of the exchange offer, the Issuers will not have any further obligation to you to provide for the exchange and registration of the outstanding notes under the registration rights agreement. To the extent that the outstanding notes are tendered and accepted in the exchange offer, the trading market for the remaining outstanding notes that are not so tendered and exchanged could be adversely affected.

Consequences of Failure to Exchange	All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, the Issuers do not currently anticipate that they will register the outstanding notes under the Securities Act.

Certain U.S. Federal Income Tax Considerations	The exchange of outstanding notes for exchange notes in the exchange offer will not constitute a taxable event to holders for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations.”

Fungibility	The exchange notes will be treated as fungible with the existing notes for United States federal income tax purposes. Any exchange notes or any notes that otherwise become freely tradable are expected to trade under the same CUSIP with the existing notes that were part of a registered exchange offer consummated in July 2013.

Use of Proceeds	The Issuers will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer. See “Use of Proceeds.”

Exchange Agent	Wilmington Trust, National Association is the exchange agent for the exchange offer. The addresses and telephone numbers of the exchange agent are set forth in the section captioned “The Exchange Offer—Exchange Agent” of this prospectus.

Summary Historical Consolidated Financial and Other Data

The following table sets forth, for the periods and as of the dates indicated, our summary historical consolidated financial and other data. The summary historical consolidated financial information as of and for the six months ended June 28, 2014 and June 29, 2013 was derived from the unaudited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial information as of December 28, 2013 and December 29, 2012 and for the three years ended December 28, 2013, December 29, 2012 and December 31, 2011 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary historical consolidated balance sheet data as of December 31, 2011 from our audited consolidated balance sheet as of December 31, 2011, which is not presented in this prospectus. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements and, in our opinion, have included all adjustments, which include normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period.

You should read the following information together with the more detailed information contained in “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Summit Materials, LLC” and the consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

	Six Months Ended		Year Ended December 28, 2013	Year Ended December 29, 2012	Year Ended December 31, 2011
(in thousands)	June 28, 2014	June 29, 2013
Statement of Operations Data:
Total revenue	$475,386	$361,671	$916,201	$926,254	$789,076
Total cost of revenue (excluding items shown separately below)	360,437	277,916	677,052	713,346	597,654
General and administrative expenses	70,355	73,395	142,000	127,215	95,826
Goodwill impairment	—	—	68,202	—	—
Depreciation, depletion, amortization and accretion	40,695	36,026	72,934	68,290	61,377
Transaction costs	4,996	2,464	3,990	1,988	9,120

Operating (loss) income	(1,097)	(28,130)	(47,977)	15,415	25,099
Other (income) expense, net	(891)	163	(1,737)	(1,182)	(21,244)
Loss on debt financings	—	3,115	3,115	9,469	—
Interest expense	40,470	27,849	56,443	58,079	47,784

Loss from continuing operations before tax	(40,676)	(59,257)	(105,798)	(50,951)	(1,441)
Income tax (benefit) expense	(1,460)	(3,347)	(2,647)	(3,920)	3,408

Loss from continuing operations	$(39,216)	$(55,910)	$(103,151)	$(47,031)	$(4,849)

Cash Flow Data:
Net cash (used for) provided by:
Operating activities	$(45,880)	$(47,760)	$66,412	$62,279	$23,253
Investing activities	(277,388)	(94,221)	(111,515)	(85,340)	(192,331)
Financing activities	329,153	122,205	32,589	7,702	146,775
Balance Sheet Data (as of period end):
Cash	$20,802		$14,917	$27,431	$42,790
Total assets	1,617,640		1,247,794	1,281,213	1,284,265
Total debt (including current portion of long-term debt)	1,007,510		688,987	639,843	608,981
Capital leases	23,368		8,026	3,092	3,158
Total member’s interest	268,845		283,551	382,428	436,372
Redeemable noncontrolling interests	26,825		24,767	22,850	21,300
Other Financial Data (as of period end):
Total hard assets(1)	$1,039,684	$968,672	$928,210	$906,584	$906,166
Ratio of earnings to fixed charges(2)	0.0x	N/A	N/A	0.1x	1.0x

(1)	Defined as the consolidated balance sheet book value of the sum of (a) net property, plant and equipment and (b) inventories.
(2)	The ratio of earnings to fixed charges is determined by dividing earnings, as adjusted, by fixed charges. Fixed charges consist of interest on indebtedness plus that portion of operating lease rentals representative of the interest factor (deemed to be 33% of operating lease rentals). Earnings were insufficient to cover fixed charges for the six months ended June 29, 2013 and the year ended December 28, 2013 by $58.6 million and $5.6 million, respectively.

The Exchange Notes

The terms of the exchange notes are identical in all material respects to the terms of the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions or additional interest upon a failure to fulfill certain of our obligations under the registration rights agreement. The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be governed by the same indenture under which the outstanding notes were issued. The following summary is not intended to be a complete description of the terms of the exchange notes. For a more detailed description of the exchange notes, see “Description of the Notes” in this prospectus.

Issuers	Summit Materials, LLC and Summit Materials Finance Corp.

Securities Offered	Up to $115.0 million aggregate principal amount of 10 1⁄2% Senior Notes due 2020.

Maturity Date	The exchange notes will mature on January 31, 2020, unless earlier redeemed or repurchased.

Interest	The exchange notes will accrue interest at a rate of 10 1⁄2% per annum, payable on January 31 and July 31 of each year. Interest on each exchange note will accrue from the last interest payment date on which interest was paid on the note surrendered in exchange for such outstanding note.

Guarantees	The exchange notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis by all of our existing and future wholly-owned domestic restricted subsidiaries that guarantee indebtedness under our senior secured credit facilities and our existing notes and by our non-wholly-owned subsidiary, Continental Cement. These guarantees are subject to release under specified circumstances. See “Description of the Notes—Guarantees.” The guarantee of each guarantor will be an unsecured senior obligation of that guarantor and will rank:

•	equal in right of payment with all existing and future senior indebtedness of that guarantor;

•	senior in right of payment with all existing and future subordinated indebtedness of that guarantor;

•	effectively subordinated to all existing and future secured obligations of that guarantor, including any such guarantor’s guarantee of indebtedness under our senior secured credit facilities, to the extent of the value of the assets securing such indebtedness; and

•	structurally subordinated to all existing and future indebtedness and other liabilities, including trade payables, of our non-guarantor subsidiaries, including any foreign subsidiaries.

See “Description of the Notes—Guarantees.”

Ranking	The exchange notes are our senior unsecured obligations and will:

•	rank equally in right of payment with all of our existing and future senior obligations (including the existing notes);

•	rank senior in right of payment to all of our existing and future subordinated obligations;

•	be effectively subordinated to all of our existing and future secured obligations, including borrowings under our senior secured credit facilities, to the extent of the value of the assets securing such obligations; and

•	be structurally subordinated to all of our existing and future indebtedness and other liabilities of our non-guarantor subsidiaries, including any foreign subsidiaries.

As of June 28, 2014, on a pro forma basis after giving effect to the September 2014 Transactions, we had:

•	$455.3 million of indebtedness under our senior secured credit facilities, less original issue discount of $2.6 million;

•	$625 million aggregate principal amount of existing notes, less net original issue premium of $28.8 million; and

•	$23.8 million in capital leases and other obligations.

Optional Redemption	We may redeem some or all of the exchange notes at any time prior to January 31, 2016 at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the redemption date and the “applicable premium” described under the caption “Description of the Notes—Optional Redemption.” We may redeem some or all of the exchange notes at any time on or after January 31, 2016 at the redemption prices and as described under the caption “Description of the Notes—Optional Redemption.”

Change of Control and Asset Sale Offers	Upon the occurrence of a change of control or upon the sale of certain of our assets in which we do not apply the proceeds as required, the holders of the exchange notes will have the right to require us to make an offer to repurchase each holder’s notes at a price equal to 101% (in the case of a change control) or 100% (in the case of an asset sale) of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date. See “Description of the Notes—Repurchase at the Option of Holders—Change of Control,” and “Description of the Notes—Repurchase at the Option of Holders—Asset Sales.”

Certain Covenants	The exchange notes will be governed by the same indenture under which the existing notes and the outstanding notes were issued. The indenture governing the exchange notes contains covenants that, among other things, limit the ability of the Issuers and their restricted subsidiaries to:

•	incur additional indebtedness or issue certain preferred shares;

•	pay dividends, redeem our stock or make other distributions;

•	make certain investments;

•	create restrictions on the ability of our restricted subsidiaries to pay dividends to us or make other intercompany transfers;

•	create liens;

•	sell or transfer certain assets;

•	consolidated, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates; and

•	designate subsidiaries as unrestricted subsidiaries.

These covenants are subject to a number of important limitations, exceptions and qualifications. See “Description of the Notes—Certain Covenants.”

Use of Proceeds	We will not receive any proceeds from the exchange offer. See “Use of Proceeds.”

No Prior Market	The exchange notes will generally be freely transferable but will be new securities for which there will not initially be a market. Accordingly, we cannot assure you whether a market for the exchange notes will develop or as to the liquidity of any such market that may develop.

Governing Law	The exchange notes will be governed by the laws of the State of New York.

Risk Factors

You should carefully consider all the information in the prospectus prior to exchanging your outstanding notes. In particular, we urge you to carefully consider the factors set forth under the caption “Risk Factors” beginning on page 20 of this prospectus before participating in the exchange offer.

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this prospectus before participating in the exchange offer. The risks and uncertainties described below are not the only risks facing us and your investment in the exchange notes. Additional risks and uncertainties that we are unaware of, or those we currently deem less significant, also may become important factors that affect us. The following risks could materially and adversely affect our business, financial condition, results of operations or liquidity. The value of the exchange notes could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to the Exchange Offer

If you choose not to exchange your outstanding notes in the exchange offer, the transfer restrictions currently applicable to your outstanding notes will remain in force and the market price of your outstanding notes could decline.

If you do not exchange your outstanding notes for exchange notes in the exchange offer, then you will continue to be subject to the transfer restrictions on the outstanding notes as set forth in the offering memorandum distributed in connection with the private offering of the outstanding notes. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act. You should refer to “Prospectus Summary—The Exchange Offer” and “The Exchange Offer” for information about how to tender your outstanding notes.

The tender of outstanding notes under the exchange offer will reduce the remaining principal amount of the outstanding notes, which may have an adverse effect upon, and increase the volatility of, the market price of the outstanding notes not exchanged in the exchange offer due to a reduction in liquidity.

Your ability to transfer the exchange notes may be limited by the absence of an active trading market, and an active trading market may not develop for the exchange notes.

The exchange notes are a new issue of securities for which there is no established trading market. We do not intend to have the exchange notes listed on a national securities exchange or to arrange for quotation on any automated quotation system. The initial purchasers have advised us that they intend to make a market in the exchange notes, as permitted by applicable laws and regulations; however, the initial purchasers are not obligated to make a market in the exchange notes, and they may discontinue their market-making activities at any time without notice. Therefore, we cannot assure you as to the development or liquidity of any trading market for the exchange notes. The liquidity of any market for the exchange notes will depend on a number of factors, including:

•	the number of holders of exchange notes;

•	our operating performance and financial condition;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the exchange notes; and

•	prevailing interest rates.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. The market, if any, for the exchange notes may face similar disruptions that may adversely affect the prices at which you may sell your exchange notes. Therefore, you may not be able to sell your exchange notes at a particular time and the price that you receive when you sell may not be favorable.

Certain persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes.

Based on interpretations of the staff of the SEC contained in Exxon Capital Holdings Corp., SEC no-action letter (available May 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (available June 5, 1991) and Shearman & Sterling, SEC no-action letter (available July 2, 1993), we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under “Plan of Distribution,” certain holders of exchange notes will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer the exchange notes. If such a holder transfers any exchange notes without delivering a prospectus meeting the requirements of the Securities Act or without an applicable exemption from registration under the Securities Act, such a holder may incur liability under the Securities Act. We do not and will not assume, or indemnify such a holder against, this liability.

Risks Related to Our Indebtedness and the Exchange Notes

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under the exchange notes.

We are highly leveraged. As of June 28, 2014, on a pro forma basis after giving effect to the September 2014 Transactions, (i) our total debt was approximately $1,104.1 million, (ii) the outstanding notes and related guarantees would have ranked equally with $510.0 million of existing notes, (iii) the notes and related guarantees would have ranked effectively subordinated to approximately $455.3 million of senior secured indebtedness under our senior secured credit facilities to the extent of the value of the collateral securing such facilities and (iv) we had an additional $112.5 million of unutilized capacity under our senior secured revolving credit facility (without giving effect to approximately $22.8 million of letters of credit outstanding).

Our high degree of leverage could have important consequences for you, including:

•	making it more difficult for us to make payments on the exchange notes;

•	increasing our vulnerability to general economic and industry conditions;

•	requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	exposing us to the risk of increased interest rates as our borrowings under our senior secured credit facilities are at variable rates of interest;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged.

Borrowings under our senior secured credit facilities are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.

In addition, the indenture that governs the exchange notes and the credit agreement governing our senior secured credit facilities contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debt.

Despite our current level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could reduce our ability to satisfy our obligations under the exchange notes and further exacerbate the risks to our financial condition.

We and our subsidiaries may be able to incur significant additional indebtedness in the future. Although the indenture governing the existing notes and the notes and the credit agreement governing our senior secured credit facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. If we incur any additional indebtedness that ranks equally with the exchange notes, subject to collateral arrangements, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of our company. Such additional indebtedness may have the effect of reducing the amount of proceeds paid to you. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. Our senior secured credit facilities include an uncommitted incremental facility that will allow us the option to increase the amount available under the term loan facility and/or the senior secured revolving credit facility by (i) $135.0 million plus (ii) an additional amount so long as we are in pro forma compliance with a consolidated first lien net leverage ratio. Availability of such incremental facilities will be subject to, among other conditions, the absence of an event of default and pro forma compliance with the financial covenants under our credit agreement and the receipt of commitments by existing or additional financial institutions. All of those borrowings would be secured indebtedness and, therefore, effectively senior to the exchange notes and the guarantees of the exchange notes by the guarantors to the extent of the value of the assets securing such debt. See “Description of Other Indebtedness” and “Description of the Notes.”

We may not be able to generate sufficient cash to service all of our indebtedness, including the exchange notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations and to fund planned capital expenditures and other corporate expenses depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors and any legal and regulatory restrictions on the payment of distributions and dividends to which we may be subject. Many of these factors are beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the exchange notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Summit Materials, LLC—Liquidity and Capital Resources.” If our cash flows and capital resources are insufficient to fund our debt service obligations or our other needs, we may be forced to reduce or delay investments and capital expenditures, seek additional capital, restructure or refinance our indebtedness, including the exchange notes, or sell assets. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations or fund planned capital expenditures. Significant delays in our planned capital expenditures may materially and adversely affect our future revenue prospects. In addition, our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The senior secured credit facilities and the indenture governing the existing notes and the notes restrict our ability to use the proceeds from asset sales. We may not be able to consummate those asset sales to raise capital or sell assets at prices that we believe are fair and proceeds that we do receive may not be adequate to meet any debt service obligations then due. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. See “Description of Other Indebtedness” and “Description of the Notes.”

The exchange notes will not be secured by any of our assets and are effectively subordinated to our secured debt. The senior secured credit facilities are secured and, therefore, the related lenders will have a prior claim on substantially all of our assets and those of our guarantors.

The exchange notes will not be secured by any of our or our guarantors’ assets. The senior secured credit facilities, however, are secured by (i) a perfected security interest in certain stock, other equity interests and promissory notes owned by us and the guarantors and (ii) a perfected security interest in all other tangible and intangible assets (including, without limitation, equipment, aggregate reserves, contract rights, securities, patents, trademarks, other intellectual property, cash and real estate) owned by us or any of the guarantors, subject to certain limited exceptions. The lenders under the senior secured credit facilities are entitled to accelerate all obligations thereunder if we become insolvent or are liquidated, or if we otherwise default on any of our obligations and agreements under the senior secured credit facilities. In addition, the indenture governing the existing notes and the notes permits us and our subsidiaries to incur secured debt under specified circumstances. If we incur any additional secured debt, our assets and the assets of our subsidiaries will be subject to prior claims by such secured creditors as well. If payment under any of the instruments governing our secured debt is accelerated, the lenders under these instruments will be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to instruments governing such debt. Accordingly, the lenders under the senior secured credit facilities and any future secured debt will have a prior claim on our assets (and those of the guarantors under the senior secured credit facilities and any future secured debt) in the event of our bankruptcy, liquidation, reorganization, dissolution or other winding up. In that event, because the exchange notes will not be secured by any of our or the guarantors’ assets, it is possible that our and the guarantors’ remaining assets might be insufficient to satisfy your claims in full. Any such exercise of the lenders’ remedies under the senior secured credit facilities and any future secured debt could impede or preclude our ability to continue to operate as a going concern. Holders of the exchange notes will participate in our remaining assets ratably with all of our unsecured and unsubordinated creditors, including our trade creditors.

If we incur any additional obligations that rank equally with the exchange notes, including trade payables, the holders of those obligations will be entitled to share ratably with the holders of the exchange notes in any proceeds distributed upon our bankruptcy, liquidation, reorganization, dissolution or other winding up. This may have the effect of reducing the amount of proceeds paid to you. If there are not sufficient assets remaining to pay all these creditors, all or a portion of the exchange notes then outstanding would remain unpaid.

On a pro forma basis after giving effect to the September 2014 Transactions, as of June 28, 2014, we would have had $1,104.1 million of total consolidated indebtedness, of which $455.3 million would have been secured. Under our senior secured credit facilities, we would have also had available to us an uncommitted incremental loan facility in an amount not to exceed (i) $135.0 million plus (ii) an additional amount so long as we are in pro forma compliance with a consolidated first lien net leverage ratio. All of those borrowings could be secured, and as a result, would be effectively senior to the exchange notes and the guarantees of the exchange notes. We may incur additional secured indebtedness as permitted under our senior secured credit agreement and other existing instruments governing our indebtedness.

The indenture governing the existing notes and the notes and the credit agreement governing our senior secured credit facilities restrict our ability and the ability of most of our subsidiaries to engage in some business and financial transactions.

Indenture governing the existing notes and the exchange notes. The indenture governing the existing notes and the notes contains restrictive covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness or issue certain preferred shares;

•	pay dividends, redeem our stock or make other distributions;

•	make investments;

•	create restrictions on the ability of our restricted subsidiaries to pay dividends to us or make other intercompany transfers;

•	create liens;

•	transfer or sell assets;

•	merge or consolidate;

•	enter into certain transactions with our affiliates; and

•	designate subsidiaries as unrestricted subsidiaries.

Senior secured credit facilities. The credit agreement governing our senior secured credit facilities contains a number of covenants that limit our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness or guarantees;

•	create liens on assets;

•	change our fiscal year;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations;

•	sell assets;

•	incur additional liens;

•	sell assets;

•	pay dividends and make other restricted payments;

•	make investments, loans or advances;

•	repay subordinated indebtedness;

•	make certain acquisitions;

•	engage in certain transactions with affiliates; and

•	change our lines of business.

In addition, the senior secured credit facilities require us to maintain a quarterly maximum consolidated first lien net leverage ratio and a quarterly minimum interest coverage ratio.

The credit agreement governing our senior secured credit facilities also contains certain customary representations and warranties, affirmative covenants and events of default (including, among others, an event of default upon a change of control). If an event of default occurs, the lenders under our senior secured credit facilities will be entitled to take various actions, including the acceleration of amounts due under our senior secured credit facilities and all actions permitted to be taken by a secured creditor.

Our failure to comply with obligations under the indenture governing the existing notes and the notes and the credit agreement governing our senior secured credit facilities may result in an event of default under the indenture or the credit agreement. A default, if not cured or waived, may permit acceleration of our indebtedness. We cannot be certain that we will have funds available to remedy these defaults. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds available to pay the accelerated indebtedness or that we will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all.

We may not have access to the cash flow and other assets of our subsidiaries that may be needed to make payment on the exchange notes.

Our ability to make payments on the exchange notes is dependent on the earnings and the distribution of funds from our subsidiaries. All of our business is conducted through our subsidiaries. The ability of our subsidiaries to make distributions, dividends or advances to us will depend on their future operating performance and on economic, financial, competitive, legislative, regulatory and other factors and any legal and regulatory restrictions on the payment of distributions and dividends to which they may be subject. Under the terms of the indenture governing the existing notes and the notes and the credit agreement governing our senior secured credit facilities our subsidiaries will be permitted to incur additional indebtedness that may restrict or prohibit distributions, dividends or loans from those subsidiaries to us. We cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund payments on the exchange notes when due.

The exchange notes will be structurally subordinated to the liabilities of our non-guarantor subsidiaries.

Payments on the exchange notes are only required to be made by us and the guarantors. The exchange notes will only be guaranteed by our domestic subsidiaries that guarantee our obligations under the senior secured credit facilities. Accordingly, holders of the exchange notes will be structurally subordinated to the claims of creditors of non-guarantor subsidiaries, including trade creditors. All obligations of our non-guarantor subsidiaries, including trade payables, will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon liquidation or otherwise, to us or a guarantor of the exchange notes. The non-guarantor subsidiaries will be permitted to incur additional debt in the future under the indenture governing the existing notes and the notes.

A default on our obligations to pay our other indebtedness could result in the acceleration of such other indebtedness, we could be forced into bankruptcy or liquidation and we may not be able to make payments on the exchange notes.

Any default under the agreements governing our indebtedness, including a default under the credit agreement governing our senior secured credit facilities that is not waived by the required lenders, and the remedies sought by the lenders could prevent us from paying principal, premium, if any, and interest on the exchange notes and substantially decrease the market value of the exchange notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness, including covenants in the credit agreement governing our senior secured credit facilities, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness may be able to cause all of our available cash flow to be used to pay such indebtedness and, in any event could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest; the lenders under our senior secured credit facilities could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets and we could be forced into bankruptcy or liquidation. Upon any such bankruptcy filing, we would be stayed from making any ongoing payments on the exchange notes, and the holders of the exchange notes would not be entitled to receive post-petition interest or applicable fees, costs or charges, or any “adequate protection” under Title 11 of the United States Code (the “Bankruptcy Code”). Furthermore, if a bankruptcy case were to be commenced under the Bankruptcy Code, we could be subject to claims, with respect to any payments made within 90 days prior to commencement of such a case, that we were insolvent at the time any such payments were made and that all or a portion of such payments, which could include repayments of amounts due under the exchange notes, might be deemed to constitute a preference, under the Bankruptcy Code, and that such payments should be voided by the bankruptcy court and recovered from the recipients for the benefit of the entire bankruptcy estate. Also, in the event that we were to become a debtor in, a bankruptcy case seeking reorganization or other relief under the Bankruptcy Code, a delay and/or substantial reduction in payments under the exchange notes may otherwise occur. If our operating performance declines, we may in the future need to obtain waivers from the required lenders under our senior secured credit facilities to avoid being in default. If we breach our covenants under our senior secured credit facilities and seek a waiver, we may not be able to obtain a waiver from the required lenders and holders. If this occurs, we would be in default under the credit agreement governing our senior secured credit facilities, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation. See “Description of Other Indebtedness” and “Description of the Notes.”

We may not be able to repurchase the exchange notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of their principal amount plus accrued and unpaid interest, unless such notes have been previously called for redemption. The source of funds for any such purchase of the exchange notes will be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the exchange notes upon a change of control because we may not have sufficient financial resources to purchase all of the exchange notes that are tendered upon a change of control. Further, we will be contractually restricted under the terms of the credit agreement governing our senior secured credit facilities from repurchasing all of the exchange notes tendered by holders upon a change of control. Accordingly, we may not be able to satisfy our obligations to purchase the exchange notes unless we are able to refinance or obtain waivers under the credit agreement governing our senior secured credit facilities. Our failure to repurchase the exchange notes upon a change of control would cause a default under the indenture governing the exchange notes and a cross-default under the indenture governing the existing notes and the notes and a cross default under the credit agreement governing our senior secured credit facilities. See “Description of the Notes—Repurchase at the Option of Holders—Change of Control.” The credit agreement governing our senior secured credit facilities also provides that a change of control will be a default that permits lenders to accelerate the maturity of borrowings thereunder. Any of our future debt agreements may contain similar provisions.

Courts interpreting change of control provisions under New York law (which is the governing law of the indenture governing the existing notes and the exchange notes) have not provided clear and consistent meanings of such change of control provisions which leads to subjective judicial interpretation. In addition, a court case in Delaware has questioned whether a change of control provision contained in an indenture could be unenforceable on public policy grounds. No assurances can be given that another court would enforce the change of control provisions in the indenture governing the exchange notes as written for the benefit of the holders, or as to how these change of control provisions would be affected were we to become a debtor in a bankruptcy case.

Federal and state fraudulent transfer laws may permit a court to void the exchange notes and the guarantees, subordinate claims in respect of the exchange notes and the guarantees and require noteholders to return payments received and, if that occurs, you may not receive any payments on the exchange notes.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the exchange notes and the incurrence of any guarantees of the exchange notes, including the guarantee by the guarantors entered into upon issuance of the exchange notes and subsidiary guarantees (if any) that may be entered into thereafter under the terms of the indenture governing the exchange notes. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the exchange notes or guarantees could be voided as a fraudulent transfer or conveyance if (i) the Issuers or any of the guarantors, as applicable, issued the exchange notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (ii) the Issuers or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the exchange notes or incurring the guarantees and, in the case of (ii) only, one of the following is also true at the time thereof:

•	the Issuers or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the exchange notes or the incurrence of the guarantees;

•	the issuance of the exchange notes or the incurrence of the guarantees left the Issuers or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business;

•	the Issuers or any of the guarantors intended to, or believed that the Issuers or such guarantor would, incur debts beyond the Issuers’ or such guarantor’s ability to pay such debts as they mature; or

•	the Issuers or any of the guarantors were a defendant in an action for money damages, or had a judgment for money damages docketed against it or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

A court would likely find that we or a guarantor did not receive reasonably equivalent value or fair consideration for the exchange notes or such guarantee if we or such guarantor did not substantially benefit directly or indirectly from the issuance of the exchange notes or the applicable guarantee. As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor.

We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the guarantees would not be further subordinated to our or any of our guarantors’ other debt. Generally, however, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

If a court were to find that the issuance of the exchange notes or the incurrence of the guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the exchange notes or such guarantee or further subordinate the exchange notes or such guarantee to our or the related guarantors’ presently existing and future indebtedness, or require the holders of the exchange notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the exchange notes or such guarantee, as applicable. Sufficient funds to repay the exchange notes may not be available from other sources, including any remaining guarantor, if any. In addition, the court might direct you to repay any amounts that you already received from us or the guarantor. Further, the voidance of the exchange notes could result in an event of default with respect to the Issuers’ and their subsidiaries’ other debt that could result in acceleration of such debt.

If the guarantees were legally challenged, any guarantee could also be subject to the claim that, since the guarantee was incurred for the Issuers’ benefit, and only indirectly for the benefit of the applicable guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration. A court could thus void the obligations under the guarantees, subordinate them to the applicable guarantor’s other debt or take other action detrimental to the holders of the exchange notes.

Although each guarantee entered into by a subsidiary will contain a provision intended to limit that guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer, this provision may not be effective to protect those guarantees from being voided under fraudulent transfer law, or may reduce that guarantor’s obligation to an amount that effectively makes its guarantee worthless. In a recent Florida bankruptcy case, this kind of provision was found to be ineffective to prohibit the guarantees.

In addition, any payment by us pursuant to the exchange notes made at a time we were found to be insolvent could be voided and required to be returned to us or to a fund for the benefit of our creditors if such payment is made to an insider within a one-year period prior to a bankruptcy filing or within 90 days for any outside party and such payment would give such insider or outsider party more than such creditors would have received in a distribution under the Bankruptcy Code.

Finally, as a court of equity, the bankruptcy court may otherwise subordinate the claims in respect of the exchange notes to other claims against us under the principle of equitable subordination, if the court determines that: (i) the holder of the exchange notes engaged in some type of inequitable conduct; (ii) such inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the holder of the exchange notes; and (iii) equitable subordination is not inconsistent with the provisions of the Bankruptcy Code.

Many of the covenants in the indenture that will govern the exchange notes will not apply during any period in which the exchange notes are rated investment grade by both Moody’s and Standard & Poor’s.

Many of the covenants in the indenture that will govern the exchange notes will not apply to us during any period in which the exchange notes are rated investment grade by both Moody’s Investors Service, Inc., or “Moody’s,” and Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or “S&P,” provided at such time no default or event of default has occurred and is continuing. These covenants restrict among other things, our ability to pay distributions, incur debt and to enter into certain other transactions. There can be no assurance that the exchange notes will ever be rated investment grade, or that if they are rated investment grade, that the exchange notes will maintain these ratings. However, suspension of these covenants would allow us to incur debt, pay dividends and make other distributions and engage in certain other transactions that would not be permitted while these covenants were in force. To the extent the covenants are subsequently reinstated, any such actions taken while the covenants were suspended would not result in an event of default under the indenture that will govern the exchange notes. See “Description of the Notes—Certain Covenants.”

A downgrade, suspension or withdrawal of the rating assigned by a rating agency to our company or the exchange notes, if any, could cause the liquidity or market value of the exchange notes to decline.

The exchange notes have been rated by nationally recognized rating agencies and may in the future be rated by additional rating agencies. We cannot assure you that any rating assigned will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, circumstances relating to the basis of the rating, such as adverse changes in our business, so warrant. Any downgrade, suspension or withdrawal of a rating by a rating agency (or any anticipated downgrade, suspension or withdrawal) could reduce the liquidity or market value of the exchange notes. Any future lowering of our ratings may make it more difficult or more expensive for us to obtain additional debt financing. If any credit rating initially assigned to the exchange notes is subsequently lowered or withdrawn for any reason, you may lose some or all of the value of your investment.

Risks Related to Our Industry and Our Business

Industry Risks

Our business depends on activity within the construction industry and the strength of the local economies in which we operate.

We sell most of our construction materials and products and provide all of our paving and related services to the construction industry, so our results are significantly affected by the strength of the construction industry. Demand for our products, particularly in the residential and nonresidential construction markets, could decline if companies and consumers cannot obtain credit for construction projects or if the slow pace of economic activity results in delays or cancellations of capital projects. In addition, federal and state budget issues may continue to hurt the funding available for infrastructure spending, particularly highway construction, which constitutes a significant portion of our business.

Our earnings depend on the strength of the local economies in which we operate because of the high cost to transport our products relative to their price. In recent years, many states have reduced their construction spending due to budget shortfalls resulting from lower tax revenue as well as uncertainty relating to long-term federal highway funding. As a result, there has been a reduction in many states’ investment in infrastructure spending. If economic and construction activity diminishes in one or more areas, particularly in our top revenue-generating markets of Texas, Kansas, Kentucky, Missouri and Utah, our results of operations and liquidity may be materially adversely affected, and there is no assurance that reduced levels of construction activity will not continue to affect our business in the future.

Our business is cyclical and requires significant working capital to fund operations.

Our business is cyclical and requires that we maintain significant working capital to fund our operations. Our ability to generate sufficient cash flow depends on future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. If we are unable to generate sufficient cash to operate our business and service our outstanding debt and other obligations, we may be required, among other things, to further reduce or delay planned capital or operating expenditures, sell assets or take other measures, including the restructuring of all or a portion of our debt, which may only be available, if at all, on unsatisfactory terms.

Weather can materially affect our business and we are subject to seasonality.

Nearly all of the products we sell and the services we provide are used or performed outdoors. Therefore, seasonal changes and other weather-related conditions can adversely affect our business and operations through a decline in both the use and production of our products and demand for our services. Adverse weather conditions such as extended rainy and cold weather in the spring and fall can reduce demand for our products and reduce sales or render our contracting operations less efficient. Major weather events such as hurricanes, tornadoes, tropical storms and heavy snows with quick rainy melts adversely could affect sales in the near term.

Construction materials production and shipment levels follow activity in the construction industry, which typically occurs in the spring, summer and fall. Warmer and drier weather during the second and third quarters of our fiscal year typically result in higher activity and revenue levels during those quarters. The first quarter of our fiscal year has typically lower levels of activity due to the weather conditions. Our second quarter varies greatly with spring rains and wide temperature variations. A cool wet spring increases drying time on projects, which can delay sales in the second quarter, while a warm dry spring may enable earlier project startup.

Our industry is capital intensive and we have significant fixed and semi-fixed costs. Therefore, our earnings are sensitive to changes in volume.

The property and machinery needed to produce our products can be very expensive. Therefore, we need to spend a substantial amount of capital to purchase and maintain the equipment necessary to operate our business. Although we believe that our current cash balance, along with our projected internal cash flows and our available financing resources, will provide sufficient cash to support our currently anticipated operating and capital needs, if we are unable to generate sufficient cash to purchase and maintain the property and machinery necessary to operate our business, we may be required to reduce or delay planned capital expenditures or incur additional debt. In addition, given the level of fixed and semi-fixed costs within our business, particularly at our cement production facility, decreases in volumes can negatively affect our financial position, results of operations and liquidity.

Within our local markets, we operate in a highly competitive industry.

The U.S. construction aggregates industry is highly fragmented with a large number of independent local producers in a number of our markets. Additionally, in most markets, we compete against large private and public infrastructure companies, some of which are also vertically-integrated. Therefore, there is intense competition in a number of the markets in which we operate. This significant competition could lead to lower prices, lower sales volumes and higher costs in some markets, negatively affecting our financial position, results of operations and liquidity.

Growth Risks

The success of our business depends, in part, on our ability to execute on our acquisition strategy, to successfully integrate acquisitions and to retain key employees of our acquired businesses.

A significant portion of our historical growth has occurred through acquisitions and we will likely enter into acquisitions in the future. We have evaluated and expect to continue to evaluate possible acquisition transactions on an ongoing basis. At any time we may be engaged in discussions or negotiations with respect to several possible acquisitions. From time to time we enter into letters of intent to allow us to conduct due diligence on a confidential basis. At any given time, we may be in preliminary discussions with several potential acquisition targets. There can be no assurance that we will enter into definitive agreements with respect to any contemplated transactions or that they will be completed. Our growth has placed, and will continue to place, significant demands on our management and operational and financial resources. Acquisitions involve risks that the businesses acquired will not perform as expected and that business judgments concerning the value, strengths and weaknesses of businesses acquired will prove incorrect.

Acquisitions may require integration of the acquired companies’ sales and marketing, distribution, engineering, purchasing, finance and administrative organizations. We may not be able to integrate successfully any business we may acquire or have acquired into our existing business and any acquired businesses may not be profitable or as profitable as we had expected. Our inability to complete the integration of new businesses in a timely and orderly manner could increase costs and lower profits. Factors affecting the successful integration of acquired businesses include, but are not limited to, the following:

•	We may become liable for certain liabilities of any acquired business, whether or not known to us. These risks could include, among others, tax liabilities, product liabilities, environmental liabilities and liabilities for employment practices, and they could be significant.

•	Substantial attention from our senior management and the management of the acquired business may be required, which could decrease the time that they have to service and attract customers.

•	We may not effectively utilize new equipment that we acquire through acquisitions or otherwise at utilization and rental rates consistent with that of our existing equipment.

•	The complete integration of acquired companies depends, to a certain extent, on the full implementation of our financial systems and policies.

•	We may actively pursue a number of opportunities simultaneously and we may encounter unforeseen expenses, complications and delays, including difficulties in employing sufficient staff and maintaining operational and management oversight.

Although we believe margin improvement is achievable within 18 to 24 months of a given acquisition, we cannot assure you that we will achieve synergies and cost savings in connection with acquisitions. In addition, many of the businesses that we have acquired and will acquire have unaudited financial statements that have been prepared by the management of such companies and have not been independently reviewed or audited. We cannot assure you that the financial statements of companies we have acquired or will acquire would not be materially different if such statements were audited. Finally, we cannot assure you that we will continue to acquire businesses at valuations consistent with our prior acquisitions or that we will complete future acquisitions at all. We cannot assure you that there will be attractive acquisition opportunities at reasonable prices, that financing will be available or that we can successfully integrate such acquired businesses into our existing operations. In addition, our results of operations from these acquisitions could, in the future, result in impairment charges for any of our intangible assets, including goodwill, or other long-lived assets, particularly if economic conditions worsen unexpectedly. These changes could materially negatively affect our results of operations, financial condition or liquidity.

Our long-term success is dependent upon securing and permitting aggregate reserves in strategically located areas. The inability to secure and permit such reserves could negatively affect our earnings in the future.

Aggregates are bulky and heavy and therefore difficult to transport efficiently. Because of the nature of the products, the freight costs can quickly surpass production costs. Therefore, except for geographic regions that do not possess commercially viable deposits of aggregates and are served by rail, barge or ship, the markets for our products tend to be very localized around our quarry sites and are served by truck. New quarry sites often take a number of years to develop. Our strategic planning and new site development must stay ahead of actual growth. Additionally, in a number of urban and suburban areas in which we operate, it is increasingly difficult to permit new sites or expand existing sites due to community resistance. Therefore, our future success is dependent, in part, on our ability to accurately forecast future areas of high growth in order to locate optimal facility sites and on our ability to either acquire existing quarries or secure operating and environmental permits to open new quarries. If we are unable to accurately forecast areas of future growth, acquire existing quarries or secure the necessary permits to open new quarries, our financial condition, results of operations and liquidity may be materially adversely affected.

Economic Risks

Our business relies on private investment in infrastructure, and a slower than expected recovery may adversely affect our results.

A significant portion of our sales are for projects with non-public owners. Construction spending is affected by developers’ ability to finance projects. The credit environment has negatively affected the U.S. economy and demand for our products in the recent past. Residential and nonresidential construction could decline if companies and consumers are unable to finance construction projects or if an economic recovery is stalled, which could result in delays or cancellations of capital projects. If housing starts and nonresidential projects do not rise steadily with the economic recovery as they historically have when recessions end, sale of our construction materials, downstream products and paving and related services may decline and our financial position, results of operations and liquidity may be materially adversely affected.

A decline in public infrastructure construction and reductions in governmental funding could adversely affect our operations and results.

A significant portion of our revenue is generated from publicly-funded construction projects. As a result, if publicly-funded construction decreases due to reduced federal or state funding or otherwise, our results of operations and liquidity could be negatively affected.

In January 2011, the U.S. House of Representatives passed a new rules package that repealed a transportation law dating back to 1998, which protected annual funding levels from amendments that could reduce such funding. This rule change subjects funding for highways to yearly appropriation reviews. The change in the funding mechanism increases the uncertainty of many state departments of transportation regarding funds for highway projects. This uncertainty could result in states being reluctant to undertake large multi-year highway projects which could, in turn, negatively affect our sales. MAP-21, the existing federal transportation funding program, expires September 30, 2014, and we are uncertain as to the size and term of the transportation funding program that will follow.

As a result of the foregoing and other factors, we cannot be assured of the existence, amount and timing of appropriations for spending on federal, state or local projects. Federal support for the cost of highway maintenance and construction is dependent on congressional action. In addition, each state funds its infrastructure spending from specially allocated amounts collected from various taxes, typically gasoline taxes and vehicle fees, along with voter-approved bond programs. Shortages in state tax revenues can reduce the amounts spent on state infrastructure projects, even below amounts awarded under legislative bills. In recent years, nearly all states have experienced state-level funding pressures caused by lower tax revenues and an inability to finance approved projects. Delays or cancellations of state infrastructure spending could negatively affect our financial position, results of operations and liquidity because a significant portion of our business is dependent on state infrastructure spending.

Environmental, health and safety laws and regulations and any changes to, or liabilities arising under, such laws may have a material adverse effect on our business, financial condition, results of operations and liquidity.

We are subject to a variety of federal, state and local laws and regulations relating to, among other things: (i) the release or discharge of materials into the environment; (ii) the management, use, generation, treatment, processing, handling, storage, transport or disposal of hazardous materials, including the management of hazardous waste used as a fuel substitute at our cement kiln in Hannibal, Missouri; and (iii) the protection of public and employee health and safety and the environment. These laws and regulations impose strict liability in some cases without regard to negligence or fault and expose us to liability for the environmental condition of our currently or formerly owned or operated facilities, and may expose us to liability for the conduct of others or for our actions, even if such actions complied with all applicable laws at the time these actions were taken. In particular, we may incur remediation costs and other related expenses because our facilities were constructed and operated before the adoption of current environmental laws and the institution of compliance practices or because certain of our processes are regulated. These laws and regulations may also expose us to liability for claims of personal injury or property or natural resource damage related to alleged exposure to, or releases of, regulated or hazardous materials. The existence of contamination at properties we own, lease or operate could also result in increased operational costs or restrictions on our ability to use those properties as intended, including for purposes of mining.

Despite our compliance efforts, there is an inherent risk of liability in the operation of our business, especially from an environmental standpoint, or from time to time, we may be in noncompliance with environmental, health and safety laws and regulations. These potential liabilities or noncompliances could have an adverse effect on our operations and profitability. In many instances, we must have government approvals, certificates, permits or licenses in order to conduct our business, which often require us to make significant capital, operating and maintenance expenditures to comply with environmental, health and safety laws and regulations. Our failure to obtain and maintain required approvals, certificates, permits or licenses or to comply with applicable governmental requirements could result in sanctions, including substantial fines or possible revocation of our authority to conduct some or all of our operations. Governmental requirements that affect our operations also include those relating to air and water quality, waste management, asset reclamation, the operation and closure of municipal waste and construction and demolition debris landfills, remediation of contaminated sites and worker health and safety. These requirements are complex and subject to frequent change. Stricter laws and regulations, more stringent interpretations of existing laws or regulations or the future discovery of environmental conditions may impose new liabilities on us, reduce operating hours, require additional investment by us in pollution control equipment or impede our opening new or expanding existing plants or facilities. We have incurred, and may in the future incur, significant capital and operating expenditures to comply with such laws and regulations. The cost of complying with such laws may have a material adverse effect on our business, financial condition, results of operations and liquidity. In addition, we have recorded liabilities in connection with our reclamation and landfill closure obligations, but there can be no assurances that the costs of our obligations will not exceed our accruals.

Financial Risks

Difficult and volatile conditions in the credit markets could affect our financial position, results of operations and liquidity.

Demand for our products is primarily dependent on the overall health of the economy, and federal, state and local public infrastructure funding levels. A stagnant or declining economy tends to produce less tax revenue for public infrastructure agencies, thereby decreasing a source of funds available for spending on public infrastructure improvements, which constitute a significant part of our business.

With the slow pace of economic recovery, there is also a likelihood that we will not be able to collect on certain of our accounts receivable from our customers. Although we are protected in part by payment bonds posted by some of our customers, we have experienced payment delays and defaults from some of our customers during the recent economic downturn and subsequent slow recovery. Such delays and defaults could have a material effect on our financial position, results of operations or liquidity.

If we are unable to accurately estimate the overall risks, requirements or costs when we bid on or negotiate contracts that are ultimately awarded to us, we may achieve lower than anticipated profits or incur contract losses.

Even though the majority of our governmental contracts contain certain raw material escalators to protect us from certain price increases, a portion or all of the contracts are often on a fixed cost basis. Pricing on a contract with a fixed unit price is based on approved quantities irrespective of our actual costs and contracts with a fixed total price require that the total amount of work be performed for a single price irrespective of our actual costs. We realize a profit on our contracts only if our revenue exceeds actual costs, which requires that we successfully estimate our costs and then successfully control actual costs and avoid cost overruns. If our cost estimates for a contract are inadequate, or if we do not execute the contract within our cost estimates, then cost overruns may cause us to incur a loss or cause the contract not to be as profitable as we expected. The costs incurred and gross profit realized, if any, on our contracts can vary, sometimes substantially, from our original projections due to a variety of factors, including, but not limited to:

•	failure to include materials or work in a bid, or the failure to estimate properly the quantities or costs needed to complete a lump sum contract;

•	delays caused by weather conditions or otherwise failing to meet scheduled acceptance dates;

•	contract or project modifications creating unanticipated costs not covered by change orders;

•	changes in availability, proximity and costs of materials, including liquid asphalt, cement, aggregates and other construction materials (such as stone, gravel, sand and oil for asphalt paving), as well as fuel and lubricants for our equipment;

•	to the extent not covered by contractual cost escalators, variability and inability to predict the costs of purchasing diesel, liquid asphalt and cement;

•	availability and skill level of workers;

•	failure by our suppliers, subcontractors, designers, engineers or customers to perform their obligations;

•	fraud, theft or other improper activities by our suppliers, subcontractors, designers, engineers, customers or our own personnel;

•	mechanical problems with our machinery or equipment;

•	citations issued by any governmental authority, including the Occupational Safety and Health Administration (“OSHA”) and Mine Safety and Health Administration (“MSHA”);

•	difficulties in obtaining required governmental permits or approvals;

•	changes in applicable laws and regulations;

•	uninsured claims or demands from third parties for alleged damages arising from the design, construction or use and operation of a project of which our work is part; and

•	public infrastructure customers may seek to impose contractual risk-shifting provisions more aggressively, that result in us facing increased risks.

These factors, as well as others, may cause us to incur losses, which could negatively affect our financial position, results of operations and liquidity.

We may incur material costs and losses as a result of claims that our products do not meet regulatory requirements or contractual specifications.

We provide our customers with products designed to meet building code or other regulatory requirements and contractual specifications for measurements such as durability, compressive strength, weight-bearing capacity and other characteristics. If we fail or are unable to provide products meeting these requirements and specifications, material claims may arise against us and our reputation could be damaged. Additionally, if a significant uninsured, non-indemnified or product-related claim is resolved against us in the future, that resolution may have a material adverse effect on our financial condition, results of operations and liquidity.

The cancellation of a significant number of contracts or our disqualification from bidding for new contracts could have a material adverse effect on our financial position, results of operations and liquidity.

Contracts that we enter into with governmental entities can usually be canceled at any time by them with payment only for the work already completed. In addition, we could be prohibited from bidding on certain governmental contracts if we fail to maintain qualifications required by those entities. A cancellation of an unfinished contract or our disqualification from the bidding process could result in lost revenue and cause our equipment to be idled for a significant period of time until other comparable work becomes available, which could have a material adverse effect on our financial condition, results of operations and liquidity.

Our operations are subject to special hazards that may cause personal injury or property damage, subjecting us to liabilities and possible losses which may not be covered by insurance.

Operating hazards inherent in our business, some of which may be outside our control, can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage. We maintain insurance coverage in amounts and against the risks we believe are consistent with industry practice, but this insurance may not be adequate or available to cover all losses or liabilities we may incur in our operations. Our insurance policies are subject to varying levels of deductibles. Losses up to our deductible amounts are accrued based upon our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported. However, liabilities subject to insurance are difficult to assess and estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety programs. If we were to experience insurance claims or costs above our estimates, we might also be required to use working capital to satisfy these claims rather than using working capital to maintain or expand our operations.

Unexpected factors affecting self-insurance claims and reserve estimates could adversely affect our business.

We use a combination of third-party insurance and self-insurance to provide for potential liabilities for workers’ compensation, general liability, vehicle accident, property and medical benefit claims. Although we believe we have minimized our exposure on individual claims, for the benefit of costs savings we have accepted the risk of a large amount of independent multiple material claims arising, which could have a significant effect on our earnings. We estimate the projected losses and liabilities associated with the risks retained by us, in part, by considering historical claims experience, demographic and severity factors and other actuarial assumptions which, by their nature, are subject to a high degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, discount rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns. Any such matters could have a material adverse effect on our financial condition, results of operations and liquidity.

Other Risks

Our success is dependent on our Chief Executive Officer and other key personnel.

Our success depends on the continuing services of our Chief Executive Officer, Mr. Tom Hill, and other key personnel. We believe that Mr. Hill possesses valuable knowledge and skills that are crucial to our success and would be very difficult to replicate. Our senior management team was assembled under the leadership of Mr. Hill. The team was assembled with a view towards substantial growth, and the size and aggregate compensation of the team increased substantially. The associated significant increase in overhead expense could decrease our margins if we fail to grow substantially. Not all of our senior management team resides near or works at our headquarters. The geographic distance of the members of our senior management team may impede the team’s ability to work together effectively. Our success will depend, in part, on the efforts and abilities of our senior management and their ability to work together. We cannot assure you that they will be able to do so.

Over time, our success will depend on attracting and retaining qualified personnel. Competition for senior management is intense, and we may not be able to retain our management team or attract additional qualified personnel. The loss of a member of senior management would require our remaining senior officers to divert immediate attention, which could be substantial or require costly external resources in the short-term, to fulfilling. The inability to adequately fill vacancies in our senior executive positions on a timely basis could negatively affect our ability to implement our business strategy, which could adversely affect our results of operations and prospects.

We use large amounts of electricity, diesel fuel, liquid asphalt and other petroleum-based resources that are subject to potential reliability issues, supply constraints and significant price fluctuation, which could affect our financial position, operating results and liquidity.

In our production and distribution processes, we consume significant amounts of electricity, diesel fuel, liquid asphalt and other petroleum-based resources. The availability and pricing of these resources are subject to market forces that are beyond our control. Furthermore, we are vulnerable to any reliability issues experienced by our suppliers, which also are beyond our control. Our suppliers contract separately for the purchase of such resources and our sources of supply could be interrupted should our suppliers not be able to obtain these materials due to higher demand or other factors that interrupt their availability. Variability in the supply and prices of these resources could materially affect our financial position, results of operations and liquidity from period to period.

Climate change and climate change legislation or regulations may adversely affect our business.

A number of governmental bodies have introduced or are contemplating legislative and regulatory changes in response to the potential effects of climate change. Such legislation or regulation has and potentially could include provisions for a “cap and trade” system of allowances and credits, among other provisions. The EPA promulgated a mandatory reporting rule covering greenhouse gas emissions from sources considered to be large emitters. The EPA has also promulgated a greenhouse gas emissions permitting rule, referred to as the “Tailoring Rule” which sets forth criteria for determining which facilities are required to obtain permits for greenhouse gas (“GHG”) emissions pursuant to the Clean Air Acts’s Prevention of Significant Deterioration (“PSD”) and Title V operating permit programs. The U.S. Supreme Court ruled in June 2014 that the EPA exceeded its statutory authority in issuing the Tailoring Rule but upheld the Best Available Control Technology (“BACT”) requirements for GHGs emitted by sources already subject to PSD requirements for other pollutants. Our cement plant and one of our landfills hold Title V Permits. If future modifications to our facilities require PSD review for other pollutants, GHG BACT requirements may also be triggered, which could require significant additional costs.

Other potential effects of climate change include physical effects such as disruption in production and product distribution as a result of major storm events and shifts in regional weather patterns and intensities. There is also a potential for climate change legislation and regulation to adversely affect the cost of purchased energy and electricity.

The effects of climate change on our operations are highly uncertain and difficult to estimate. However, because a chemical reaction inherent to the manufacture of Portland cement releases carbon dioxide, a GHG, cement kiln operations may be disproportionately affected by future regulation of GHGs. Climate change and legislation and regulation concerning GHGs could have a material adverse effect on our financial condition, results of operations and liquidity.

Affiliates of the Sponsors indirectly own the substantial majority of our equity interests and may have conflicts of interest with us or the holders of the exchange notes in the future.

The Sponsors indirectly own a substantial majority of our equity interests. As a result, affiliates of the Sponsors will have control over our decisions to enter into any corporate transaction and will have the ability to prevent any transaction that requires the approval of equity holders regardless of whether holders of the exchange notes believe that any such transactions are in their own best interests. For example, affiliates of the Sponsors could collectively cause us to make acquisitions that increase the amount of our indebtedness or to sell assets, or could cause us to issue additional capital stock or declare dividends, as permitted under the terms of the indenture governing the existing notes and the exchange notes and the credit agreement governing our senior secured credit facilities. So long as the Sponsors continue to indirectly own a significant amount of our outstanding equity interests, affiliates of the Sponsors will continue to be able to strongly influence or effectively control our decisions.

The indenture governing the existing notes and the exchange notes and the credit agreement governing our senior secured credit facilities permit us to pay advisory and other fees, dividends and make other restricted payments to the Sponsors under certain circumstances and the Sponsors or their respective affiliates may have an interest in our doing so. In addition, the Sponsors have no obligation to provide us with any additional debt or equity financing.

Additionally, the Sponsors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us or that supply us with goods and services. The Sponsors may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. The holders of the exchange notes should consider that the interests of the Sponsors may differ from their interests in material respects. See “Security Ownership of Certain Beneficial Owners and” and “Certain Relationships and Related Party Transactions.”

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. We will remain an “emerging growth company” until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement; (iii) the date on which we have, during the previous three year period, issued more than $1 billion in non-convertible debt; or (iv) the date on which we are deemed a “large accelerated issuer” as defined under the federal securities laws.

For so long as we remain an “emerging growth company,” we will not be required to, among other things:

•	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”) regarding a supplement to the auditor’s reporting providing additional information about the audit and the financial statements (auditor discussion and analysis);

•	submit certain executive compensation matters to shareholders advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; and

•	include detailed compensation discussion and analysis in our filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and instead may provide a reduced level of disclosure concerning executive compensation.

We have not taken advantage of all of these reduced reporting burdens in this prospectus, although we may do so in future filings with the SEC. The specific implications for us of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies. In addition, as our business grows, we may cease to satisfy the conditions of an “emerging growth company.” We are currently evaluating and monitoring developments with respect to these new rules and we cannot assure you that we will be able to take advantage of all of the benefits from the JOBS Act.

In addition, as an “emerging growth company,” we may elect to delay adoption of new or revised accounting standards applicable to public companies until such standards are made applicable to private companies. As a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies.

We are dependent on information technology. Our systems and infrastructure face certain risks, including cyber security risks and data leakage risks.

We are dependent on information technology systems and infrastructure. Any significant breakdown, invasion, destruction or interruption of these systems by employees, others with authorized access to our systems, or unauthorized persons could negatively affect operations. There is also a risk that we could experience a business interruption, theft of information or reputational damage as a result of a cyber attack, such as an infiltration of a data center, or data leakage of confidential information either internally or at our third-party providers. While we have invested in the protection of our data and information technology to reduce these risks and periodically test the security of our information systems network, there can be no assurance that our efforts will prevent breakdowns or breaches in our systems that could adversely affect our financial condition, results of operations and liquidity.

Labor disputes could disrupt operations of our businesses.

As of June 28, 2014, labor unions represented approximately 4.4% of our total employees, substantially all at Continental Cement. Our collective bargaining agreements for employees generally expire between 2015 and 2018. Although we believe we have good relations with our employees and unions, disputes with our trade unions, or the inability to renew our labor agreements, could lead to strikes or other actions that could disrupt our operations, raise costs, and reduce revenue and earnings in the affected locations.

USE OF PROCEEDS

We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. The exchange offer is intended to satisfy our obligations under the registration rights agreement that we entered into in connection with the private offering of the outstanding notes. As consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding notes, the terms of which are identical in all material respects to the exchange notes, except that the exchange notes will not contain terms with respect to transfer restrictions or additional interest upon a failure to fulfill certain of our obligations under the registration rights agreement. The outstanding notes that are surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. As a result, the issuance of the exchange notes will not result in any change in our capitalization.

CAPITALIZATION

The following table sets forth our consolidated cash and capitalization as of June 28, 2014 on an actual basis and on an as adjusted basis to give effect to the September 2014 Transactions as if they had occurred on that date. You should read this table in conjunction with “Prospectus Summary—Summary Historical Consolidated Financial and Other Data,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Summit Materials, LLC” and our historical consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

The outstanding notes that are surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. As a result, the issuance of the exchange notes will not result in any change in our capitalization.

	As of June 28, 2014
	Actual	As Adjusted
	(in millions)
Cash	$20.8	$20.8

Debt:
Senior secured credit facilities(1)	$482.8	$455.3
Capital leases and other	23.8	23.8
10 1⁄2% senior notes due 2020:
Existing notes(2)	510.0	510.0
Outstanding notes(3)	—	115.0

Total debt	1,016.6	1,104.1
Total member’s interest	268.8	268.8

Total capitalization	$1,285.4	$1,372.9

(1)	The senior secured credit facilities provide senior secured financing in an amount of $572.0 million, consisting of a $150.0 million five-year revolving credit facility and a $422.0 million seven-year term loan facility. See “Description of Other Indebtedness—Senior Secured Credit Facilities.” Represents the principal amount of loans without giving effect to original issue discount.
(2)	Represents the aggregate principal amount of the existing notes, without giving effect to original issuance discounts or premium to par or commissions to the initial purchasers.
(3)	As adjusted amounts reflects the aggregate principal amount of the outstanding notes, without giving effect to any premium to par or commissions to the initial purchasers.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth, for the periods and as of the dates indicated, our selected predecessor and successor consolidated financial data. For financial statement presentation purposes, Hamm, Inc., which had a fiscal year end of March 31 prior to its acquisition by Summit Materials on August 26, 2009, has been identified as the predecessor. The selected predecessor statement of operations data for the period from April 1, 2009 to August 25, 2009 are derived from the audited consolidated financial statements not included in this prospectus. Summit Materials is the successor company. The selected successor statements of operations data for the three years ended December 28, 2013, December 29, 2012 and December 31, 2011 and the selected balance sheet data as of December 28, 2013 and December 29, 2012 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected successor statements of operations data for the period from August 26, 2009 to December 31, 2009 and the selected balance sheet data as of December 31, 2011, December 31, 2010 and December 31, 2009 are derived from audited consolidated financial statements not included in this prospectus.

The selected historical consolidated financial data as of and for the six months ended June 28, 2014 and June 29, 2013 were derived from the unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements and, in our opinion, have included all adjustments, which include normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period.

In 2011, Summit Materials adopted a “4-4-5” fiscal calendar in place of the calendar year it previously used. Under the 4-4-5 fiscal period, each year is divided into four quarters and each quarter consists of two four week “months” and one five week “month.”

You should read the following information together with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Summit Materials, LLC” and the consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

	Summit Materials, LLC (Successor)							Hamm, Inc. (Predecessor)
(in thousands)	Six Months Ended June 28, 2014	Six Months Ended June 29, 2013	Year Ended December 28, 2013	Year Ended December 29, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Period from August 26, 2009 to December 31, 2009	Period From April 1, 2009 to August 25, 2009
Statement of Operations Data:
Total revenue	$475,386	$361,671	$916,201	$926,254	$789,076	$405,297	$29,348	$36,195
Total cost of revenue (excluding items shown separately below)	360,437	277,916	677,052	713,346	597,654	284,336	21,582	24,940
General and administrative expenses	70,355	73,395	142,000	127,215	95,826	48,557	4,210	1,639
Goodwill impairment	—	—	68,202	—	—	—	—	—
Depreciation, depletion, amortization and accretion	40,695	36,026	72,934	68,290	61,377	33,870	3,148	3,187
Transaction costs	4,996	2,464	3,990	1,988	9,120	22,268	4,682	—

Operating (loss) income	(1,097)	(28,130)	(47,977)	15,415	25,099	16,266	(4,274)	6,429
Other (income) expense, net	(891)	163	(1,737)	(1,182)	(21,244)	1,583	192	484
Loss on debt financings	—	3,115	3,115	9,469	—	9,975	—	—
Interest expense	40,470	27,849	56,443	58,079	47,784	25,430	574	—

(Loss) income from continuing operations before tax	(40,676)	(59,257)	(105,798)	(50,951)	(1,441)	(20,722)	(5,040)	5,945
Income tax (benefit) expense	(1,460)	(3,347)	(2,647)	(3,920)	3,408	2,363	216	2,303

(Loss) income from continuing operations	$(39,216)	$(55,910)	$(103,151)	$(47,031)	$(4,849)	$(23,085)	$(5,256)	$3,642

Cash Flow Data:
Net cash (used for) provided by:
Operating activities	$(45,880)	$(47,760)	$66,412	$62,279	$23,253	$(20,529)	$3,897	$6,320
Investing activities	(277,388)	(94,221)	(111,515)	(85,340)	(192,331)	(499,381)	(46,669)	31,255
Financing activities	329,153	122,205	32,589	7,702	146,775	575,389	52,379	(44,649)
Balance Sheet Data (as of period end):
Cash	$20,802		$14,917	$27,431	$42,790	$65,093	$9,614
Total assets	1,617,640		1,247,794	1,281,213	1,284,265	1,101,581	111,775
Total debt (including current portion of long-term debt)	1,007,510		688,987	639,843	608,981	559,980	28,750
Capital leases	23,368		8,026	3,092	3,158	3,217	—
Total member’s interest	268,845		283,551	382,428	436,372	345,993	—
Redeemable noncontrolling interests	26,825		24,767	22,850	21,300	21,300	—
Other Financial Data (as of period end):
Total hard assets(1)	$1,039,684	$968,672	$928,210	$906,584	$906,166	$775,457	$92,309
Ratio of earnings to fixed charges(2)	0.0x	N/A	N/A	0.1x	1.0x	0.2x	N/A	365.0x

(1)	Defined as the balance sheet book value of the sum of (a) property, plant and equipment, net and (b) inventories.
(2)	The ratio of earnings to fixed charges is determined by dividing earnings, as adjusted, by fixed charges. Fixed charges consist of interest on all indebtedness plus that portion of operating lease rentals representative of the interest factor (deemed to be 33% of operating lease rentals). Earnings were insufficient to cover fixed charges for the six months ended June 29, 2013, the year ended December 28, 2013 and for the period from August 26, 2009 to December 31, 2009 by $58.6 million, $5.6 million and $5.6 million, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF SUMMIT MATERIALS, LLC

You should read the following discussion of our results of operations and financial condition with the “Selected Historical Consolidated Financial Data” sections of this prospectus and our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Our actual results may differ materially from those contained in any forward-looking statements.

Overview

We are one of the fastest growing construction materials companies in the United States. Our materials include aggregates, which we supply across the country, primarily in Texas, Kansas, Kentucky, Missouri and Utah, and cement, which we supply in Missouri, Iowa and Illinois. Within our markets, we offer our customers a single-source provider for construction materials and related downstream products through our vertical integration. In addition to supplying aggregates to customers, we use the materials internally to produce ready-mixed concrete and asphalt paving mix, which may be sold externally or used in our paving and related services. Our vertical integration creates opportunities to increase aggregates volumes and optimize margin at each stage of production, as well as creating a competitive advantage for us through the efficiency gains, convenience and reliability provided to customers.

Since our formation in September 2008, our parent company has received equity commitments of $798.1 million, of which $467.5 million has been deployed. Through the deployed equity and debt financings, we have completed 33 acquisitions, which are organized into ten operating companies that make up our three distinct operating segments—West, Central and East regions—spanning 17 U.S. states and Vancouver, Canada and 27 metropolitan statistical areas. We believe each of our operating companies has a top three market share position in its local market achieved through their respective, extensive operating history, averaging over 35 years. Our highly experienced management team, led by our President and Chief Executive Officer, Tom Hill, a 30-year industry veteran, has successfully enhanced the operations of acquired companies by focusing on scale advantages, cost efficiencies and pricing discipline to improve profitability and cash flow.

Our proven and probable aggregates reserves were 1.9 billion tons and 1.6 billion tons as of June 28, 2014 and December 28, 2013, respectively. From time to time, in connection with certain acquisitions, we engage a third party engineering firm to perform a reserve audit, but we do not perform annual reserve audits. By segment, our estimate of proven and probable reserves for which we have permits for extraction and that we consider to be recoverable aggregates of suitable quality for economic extraction are shown in the table below along with average annual production. The number of producing quarries as of June 28, 2014 shown in the table below includes the underground mine that was substantially completed in 2014 to support our cement plant.

Segment	Number of producing quarries	Tonnage of reserves for each general type of aggregate		Annual production(1)	Average years until depletion at current production	Percent of reserves owned and percent leased
		Hard rock(1)	Sand and gravel(1)			Owned	Leased(2)
West	45	163,616	327,779	16,017	31	47%	53%
Central	59	875,156	34,314	5,294	172	70%	30%
East	24	461,695	7,271	4,615	102	39%	61%

Total	128	1,500,467	369,364	25,926

(1)	Hard rock, sand and gravel and annual production tons are shown in thousands.
(2)	Lease terms range from monthly to on-going with an average lease expiry of 2020.

Of the 17 states in which we operate, we currently have assets in 15 states across our three geographic regions. The map below illustrates the geographic footprint of our physical assets:

For the six months ended June 28, 2014 and the year ended December 28, 2013, approximately 54% and 42%, respectively, of our revenue related to residential and nonresidential construction and approximately 46% and 58%, respectively, related to public infrastructure projects. In general, our aggregates, asphalt paving mix and paving businesses are weighted towards public infrastructure projects. Our cement and ready-mixed concrete businesses serve both the private construction and public infrastructure markets.

Private construction includes both residential and nonresidential new construction and the repair and remodel markets. From a macroeconomic view, we see positive indicators for the construction sector, including upward trends in housing starts and construction employment and highway obligations. All of these factors should result in increased construction activity in the private sector. However, we do not expect this recovery to be consistent across the United States. Certain markets, such as Texas, are showing greater, more rapid signs of recovery than other markets.

Public infrastructure includes spending by federal, state and local governments for roads, highways, bridges, airports and other public infrastructure projects. Public infrastructure projects have historically been a relatively stable portion of state and federal budgets. Our acquisitions to date have been primarily focused in states with constitutionally-protected transportation funding sources, which we believe limits our exposure to state and local budgetary uncertainties. The existing federal transportation funding program, MAP-21, expires September 30, 2014. There is uncertainty as to what will succeed MAP-21, and funding increases are not expected in the short term. We also continue to monitor the status of the Highway Trust Fund. On August 1, 2014, a Highway Trust Fund extension bill was enacted. The bill provides approximately $10.8 billion of funding, which is expected to last until May 2015. With the nation’s infrastructure aging, we expect U.S. infrastructure investment to grow over the long term and believe that we are well positioned to capitalize on any such increase in investment.

Business Trends and Conditions

The U.S. heavy-side construction materials industry is composed of four primary sectors: aggregates; cement; ready-mixed concrete; and asphalt paving mix. Each of these materials is widely used in most forms of construction activity. Competition is limited in part by the distance materials can be transported efficiently, resulting in predominantly local or regional operations. Participants in these sectors typically range from small, privately-held companies focused on a single material, product or market to multinational corporations that offer a wide array of construction materials, products and construction services. We estimate that approximately 65% of the aggregates in the United States are held by private companies.

Transportation infrastructure projects, driven by both federal and state funding programs, represent a significant share of the U.S. heavy-side construction materials market. In addition to federal funding, highway construction and maintenance funding is also available through state, county and local agencies. Our five largest states by revenue (Texas, Kansas, Kentucky, Missouri and Utah, which represented approximately 25%, 20%, 17%, 12% and 11%, respectively, of our total revenue in 2013) each have funds whose revenue sources are constitutionally protected and may only be spent on transportation projects.

•	Texas Department of Transportation’s budget from 2014 to 2016 is $25.3 billion.

•	Kansas has a 10-year $8.2 billion highway bill that was passed in May 2010.

•	Kentucky’s biennial highway construction plan has funding of $3.6 billion from July 2014 to June 2016.

•	Missouri has an estimated $0.7 billion in annual construction funding committed to essential road and bridge programs through 2017.

•	Utah’s transportation investment fund has $3.5 billion committed through 2018.

Within many of our markets, state and local governments have taken actions to maintain or grow highway funding during a time of uncertainty with respect to federal funding. For example:

•	The Texas legislature recently passed the largest two-year budget in the history of the Texas Department of Transportation (with growth in both new construction and maintenance). In addition, increased energy sector activity in parts of Texas has driven an increase in private construction demand, which we expect to continue. In particular, Austin and Houston, Texas have seen rapid residential demand expansion, which we expect to provide a stimulus for nonresidential and public infrastructure demand, as job growth has drawn new residents.

•	Increases in heavy truck registration fees, dedicated sales tax revenue and bond issuances have enabled Kansas to maintain stability in public infrastructure spending.

•	We believe that public infrastructure spending in Kentucky, which comprises the majority of our revenue in the state, will remain consistent in the upcoming years.

•	We expect primarily maintenance-related public demand in Missouri and Utah, both of which have recently completed large spending programs.

In addition to being subject to cyclical changes in the economy, our business is seasonal in nature. Substantially all of our products and services are produced, consumed and performed outdoors. Severe weather, seasonal changes and other weather-related conditions can significantly affect the production and sales volumes of our products. Typically, the highest sales and earnings are in the second and third quarters, and the lowest are in the first and fourth quarters. Winter weather months are generally periods of lower sales as we, and our customers, generally cannot cost-effectively mobilize and demobilize equipment and manpower under adverse weather conditions. Periods of heavy rainfall also adversely affect our work patterns and demand for our products. Our working capital may vary greatly during peak periods, but generally returns to average levels as our operating cycle is completed each fiscal year.

We are subject to commodity price risk with respect to price changes in liquid asphalt and energy, including fossil fuels and electricity for aggregates, cement, ready-mixed concrete and asphalt paving mix production, natural gas for hot mix asphalt production and diesel fuel for distribution vehicles and production related mobile equipment. Liquid asphalt escalator provisions in most of our private and commercial contracts limit our exposure to price fluctuations in this commodity. We often obtain similar escalators on public infrastructure contracts. In addition, we enter into various firm purchase commitments, with terms generally less than one year, for certain raw materials. As a result of the contract escalation clauses and effective use of the firm purchase commitments, commodity prices did not have a material effect on our results of operations in the six months ended June 28, 2014 as compared to the six months ended June 29, 2013 or in 2013, as compared to 2012.

Financial Highlights—Six Months Ended June 28, 2014

The principal factors in evaluating our financial condition and operating results for the six months ended June 28, 2014, as compared to the six months ended June 29, 2013 are:

•	Revenue increased $113.7 million in the six months ended June 28, 2014 as a result of pricing and volume increases across our product lines, which includes volume contributions from acquisitions.

•	Our operating earnings improved $27.0 million in the six months ended June 28, 2014. This improvement in earnings was largely driven by price increases in aggregates, cement and asphalt and volume increases in aggregates, ready-mixed concrete and asphalt.

•	In January 2014, we increased our long-term debt by $260.0 million with the issuance of additional 10 1⁄2% senior notes due 2020.

Financial Highlights—Year Ended December 28, 2013

The principal factors in evaluating our financial condition and operating results for the year ended December 28, 2013, as compared to the year ended December 29, 2012, are:

•	Product revenue increased $4.8 million in 2013 as a result of pricing increases across our product lines, somewhat offset by declines in cement and asphalt volumes. In 2013, we increased our focus on higher-margin, low-volume paving projects, which resulted in increased operating margin, which we define as operating income as a percentage of revenue, but a decrease in asphalt volumes. The following table presents volume and average selling price changes by product:

	Volume in 2013 Compared to 2012	Average Selling Prices in 2013 Compared to 2012
Aggregate	5%	7%
Cement	(4%)	3%
Ready-mixed concrete	9%	4%
Asphalt	(14%)	5%

•	Service revenue declined $14.9 million in 2013 as a result of the increased focus on higher-margin, lower-volume projects.

•	Our operating earnings declined $63.4 million to a loss of $48.0 million in 2013 from income of $15.4 million in 2012. In 2013, we recognized goodwill impairment charges of $68.2 million as a result of uncertainties in the timing of a sustained recovery in the Utah and Kentucky construction markets.

•	Our operating earnings improved $4.8 million in 2013 excluding the $68.2 million goodwill impairment recognized in 2013. This improvement in earnings was predominantly driven by the price increases discussed above and higher margins on our paving and related services businesses in 2013.

•	Cash provided by operations improved to $66.4 million in 2013, compared to $62.3 million in 2012, as a result of the increase in operating earnings (excluding the goodwill impairment).

Acquisitions

On September 19, 2014, we acquired all of the membership interests of Southwest Ready Mix, LLC, which included two ready-mixed concrete plants and serves the downtown and southwest Houston, Texas markets.

On September 5, 2014, we acquired all of the issued and outstanding shares and certain shareholder notes of Rock Head Holdings Ltd. and B.I.M. Holdings Ltd., which collectively indirectly own all the shares of Mainland Sand and Gravel Ltd., a supplier of construction aggregates to the Vancouver metropolitan area based in Surrey, British Columbia.

On July 29, 2014, we acquired all of the assets of Canyon Redi-Mix, Inc., and CRM Mixers LP. The acquired assets include two ready-mixed concrete plants, which serve the Permian Basin region of West Texas.

On June 9, 2014, we acquired all of the membership interests of Buckhorn Materials, LLC, an aggregates quarry in South Carolina, and Construction Materials Group LLC, a sand pit in South Carolina.

On March 31, 2014, we acquired all of the stock of Troy Vines, Incorporated, an integrated aggregates and ready-mixed concrete business headquartered in Midland, Texas, which serves the Permian Basin region of West Texas.

On January 17, 2014, we acquired certain aggregates and ready-mixed concrete assets of Alleyton in Houston, Texas, which expands our presence in the Texas market.

On April 1, 2013, we acquired certain aggregates, ready-mixed concrete and asphalt assets of Lafarge in and around Wichita, Kansas, expanding our footprint in the Wichita market across our lines of business.

On April 1, 2013, we acquired the membership interests of Westroc in Utah. The Westroc acquisition expanded our market coverage for aggregates and ready-mixed concrete in Utah.

Components of Operating Results

Total Revenue

We derive our revenue predominantly by selling construction materials and products and providing paving and related services. Construction materials consist of aggregates and cement. Products consist of related downstream products, including ready-mixed concrete, asphalt paying mix and concrete products. Paving and related services that we provide are primarily asphalt paving and related services.

Revenue derived from construction materials sales are recognized when risks associated with ownership have passed to unaffiliated customers. Typically this occurs when products are shipped. Product revenue generally includes sales of aggregates, cement and related downstream products and other materials to customers, net of discounts or allowances and taxes, if any.

Revenue derived from paving and related services are recognized on the percentage-of-completion basis, measured by the cost incurred to date compared to estimated total cost of each project. This method is used because management considers cost incurred to be the best available measure of progress on these contracts. Due to the inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change over the life of the contract.

Operating Costs and Expenses

The key components of our operating costs and expenses consist of the following:

Cost of Revenue (excluding items shown separately)

Cost of revenue consists of all production and delivery costs and primarily includes labor, repair and maintenance, utilities, raw materials, fuel, transportation, subcontractor costs and manufacturing overhead. Our cost of revenue is directly affected by fluctuations in commodity energy prices, primarily diesel fuel, liquid asphalt and other petroleum-based resources. As a result, our operating profit margins can be significantly affected by changes in the underlying cost of certain raw materials if they are not recovered through corresponding changes in revenue. We attempt to limit our exposure to changes in commodity energy prices by entering into forward purchase commitments when appropriate. In addition, we have sales price adjustment provisions that provide for adjustments based on fluctuations outside a limited range in certain energy-related production costs. These provisions are in place for most of our public infrastructure contracts and we aggressively seek to include similar price adjustment provisions in our private contracts.

Goodwill Impairment

Goodwill impairment charges consist of the amount by which the carrying value of a reporting unit exceeds its fair value, as determined in an annual two-step impairment test. See “—Critical Accounting Policies—Goodwill and Goodwill Impairment.”

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and personnel costs for our sales and marketing, administration, finance and accounting, legal, information systems and human resources employees. Additional expenses include audit, consulting and professional fees, travel, insurance and other corporate expenses.

Transaction Costs

Transaction costs consist primarily of third party accounting, legal, valuation and financial advisory fees incurred in connection with acquisitions.

Depreciation, Depletion, Amortization and Accretion

Our business is capital intensive. We carry property, plant and equipment on our balance sheet at cost, net of applicable depreciation, depletion and amortization. Depreciation on property, plant and equipment is computed on a straight-line basis or based on the economic usage over the estimated useful life of the asset. The general range of depreciable lives by category, excluding mineral reserves, which are depleted based on the units of production method on a site-by-site basis, is as follows:

Buildings and improvements	7 - 40 years
Plant, machinery and equipment	3 - 40 years
Truck and auto fleet	3 -10 years
Mobile equipment and barges	3 - 20 years
Landfill airspace and improvements	5 - 60 years
Other	2 - 10 years

Amortization expense is the periodic expense related to leasehold improvements and intangible assets, which were primarily acquired with certain acquisitions. The intangible assets are generally amortized on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the life of the underlying asset or the remaining lease term.

Accretion expense is the periodic expense recorded for the accrued mining reclamation liabilities and landfill closure and post-closure liabilities using the effective interest method.

Results of Operations

The following discussion of our results of operations is focused on the key financial measures we use to evaluate the performance of our business from both a consolidated and operating segment perspective. Operating income and margins are discussed in terms of changes in volume, pricing and mix of revenue source (i.e., type of product sales or service revenue). Operating income reflects our profit from continuing operations after taking into consideration cost of revenue, general and administrative expenses, depreciation, depletion, amortization and accretion and transaction costs. The components of cost of revenue generally increase ratably with revenue, as labor, transportation costs and subcontractor costs are recorded in cost of revenue.

General and administrative costs as a percentage of revenue vary throughout the year due to the seasonality of our business. Considering the percentage of our historic growth that was derived from acquisitions and our focus on infrastructure development (finance, information technology, legal and human resources), annual general and administrative costs historically grew ratably with revenue. However, we expect the growth in general and administrative costs to stabilize in fiscal 2014 and beyond.

Also as a result of our revenue growth occurring primarily through acquisitions, depreciation, depletion, amortization and accretion have generally grown ratably with revenue.

Our transaction costs fluctuate with the number and size of acquisitions consummated each year.

The table below includes revenue and operating income (loss) by segment for the periods indicated. Operating income (loss) by segment is computed as earnings before interest, taxes and other income / expense.

	Six months ended				Year-ended
	June 28, 2014		June 29, 2013		December 28, 2013		December 29, 2012		December 31, 2011
(in thousands)	Total Revenue	Operating income (loss)	Total Revenue	Operating income (loss)	Total Revenue	Operating income (loss)	Total Revenue	Operating income (loss)	Total Revenue	Operating income (loss)
West	$267,130	$18,029	$179,719	$(10,736)	$426,195	$(47,476)	$484,922	$(6,625)	$362,577	$(455)
Central	156,659	9,794	128,680	3,314	329,621	39,246	302,113	37,560	264,008	38,105
East	51,597	(8,843)	53,272	(8,013)	160,385	(14,207)	139,219	(245)	162,491	2,687
Corporate(1)	—	(20,077)	—	(12,695)	—	(25,540)	—	(15,275)	—	(15,238)

Total	$475,386	$(1,097)	$361,671	$(28,130)	$916,201	$(47,977)	$926,254	$15,415	$789,076	$25,099

(1)	Corporate results primarily consist of compensation and office expenses for employees included in our headquarters. The increase in cost is primarily attributable to the Company strengthening its infrastructure with respect to finance, information technology, legal and human resources functions and relocation of the headquarters to Denver, Colorado in August 2013.

Non-GAAP Performance Measures

U.S. generally accepted accounting principles (“GAAP”) does not define Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”). Thus, Adjusted EBITDA should not be considered as an alternative to earnings measures defined by GAAP. We present these metrics for the convenience of investment professionals who use such metrics in their analyses. The investment community often uses these metrics as indicators of a company’s ability to incur and service debt, to assess the operating performance of a company’s business and to provide a more consistent comparison of performance from period to period. We use Adjusted EBITDA, among other metrics, to assess the operating performance of our individual segments and the consolidated company.

Adjusted EBITDA is used for certain items to provide a more consistent comparison of performance from period to period. We do not use these metrics as a measure to allocate resources. In addition, non-GAAP financial measures are not standardized; therefore, it may not be possible to compare such financial measures with other companies’ non-GAAP financial measures having the same or similar names. We strongly encourage investors to review our consolidated interim and audited financial statements in their entirety and not rely on any single financial measure.

The tables below reconcile our net loss to Adjusted EBITDA and present Adjusted EBITDA by segment for the periods indicated.

	Six months ended		Year-ended
	June 28, 2014	June 29, 2013	December 28, 2013	December 29, 2012	December 31, 2011
Reconciliation of Net Loss to Adjusted EBITDA
(in thousands)
Net loss	$(38,867)	$(56,007)	$(103,679)	$(50,577)	$(10,050)
Income tax (benefit) expense	(1,460)	(3,347)	(2,647)	(3,920)	3,408
Interest expense	40,470	27,849	56,443	58,079	47,784
Depreciation, depletion and amortization	40,270	35,674	72,217	67,665	60,687
Accretion	425	352	717	625	690
Goodwill impairment	—	—	68,202	—	—
(Income) loss from discontinued operations	(349)	97	528	3,546	5,201

Adjusted EBITDA	$40,489	$4,618	$91,781	$75,418	$107,720

Adjusted EBITDA by Segment
West	$32,541	$85	$28,607	$14,429	$36,442
Central	28,400	19,182	72,918	65,767	65,651
East	(1,406)	(2,377)	15,134	10,782	15,504
Corporate	(19,046)	(12,272)	(24,878)	(15,560)	(9,877)

Adjusted EBITDA	$40,489	$4,618	$91,781	$75,418	$107,720

Consolidated Results of Operations

The table below sets forth our consolidated results of operations for the periods indicated:

	Six months ended		Year-ended
	June 28, 2014	June 29, 2013	December 28, 2013	December 29, 2012	December 31, 2011
(in thousands)
Total revenue	$475,386	$361,671	$916,201	$926,254	$789,076
Total cost of revenue	360,437	277,916	677,052	713,346	597,654
General and administrative expenses	70,355	73,395	142,000	127,215	95,826
Goodwill impairment	—	—	68,202	—	—
Depreciation, depletion, amortization and accretion	40,695	36,026	72,934	68,290	61,377
Transaction costs	4,996	2,464	3,990	1,988	9,120

Operating (loss) income	(1,097)	(28,130)	(47,977)	15,415	25,099
Other (income) expense, net	(891)	163	(1,737)	(1,182)	(21,244)
Loss on debt financings	—	3,115	3,115	9,469	—
Interest expense	40,470	27,849	56,443	58,079	47,784

Loss from continuing operations before taxes	(40,676)	(59,257)	(105,798)	(50,951)	(1,441)
Income tax (benefit) expense	(1,460)	(3,347)	(2,647)	(3,920)	3,408

Loss from continuing operations	(39,216)	(55,910)	(103,151)	(47,031)	(4,849)
(Income) loss from discontinued operations	(349)	97	528	3,546	5,201

Net loss	(38,867)	(56,007)	(103,679)	(50,577)	(10,050)
Net (loss) income attributable to noncontrolling interest	(569)	(1,518)	3,112	1,919	695

Net loss attributable to member of Summit Materials, LLC	$(38,298)	$(54,489)	$(106,791)	$(52,496)	$(10,745)

Six Months ended June 28, 2014 Compared to Six Months ended June 29, 2013

	Six months ended
	June 28, 2014	June 29, 2013	Variance
(in thousands)
Revenue	$475,386	$361,671	31.4%
Operating loss	(1,097)	(28,130)	96.1%
Operating margin	(0.2)%	(7.8)%
Adjusted EBITDA	$40,489	$4,618	776.8%

Revenue increased $113.7 million in the six months ended June 28, 2014 due to improved volumes and pricing across our product lines, driven primarily by the 2014 and 2013 acquisitions, and operating efficiency improvements. Product revenue increased $92.6 million in the six months ended June 28, 2014 primarily as a result of improved pricing and volume increases in aggregates, ready-mixed concrete and asphalt paving mix and service revenue increased $21.1 million. Detail of consolidated percent changes in sales volumes and pricing in the six months ended June 28, 2014 from the six months ended June 29, 2013 were as follows:

	Percentage Change in
	Volume	Pricing
Aggregates	35.2%	(1.1%)
Cement	(2.9%)	10.8%
Ready-mixed concrete	139.4%	2.5%
Asphalt	20.6%	(4.0%)

Aggregates and ready-mixed concrete volumes were positively affected by the 2014 and 2013 acquisitions, resulting in increased revenue of $88.7 million in the six months ended June 28, 2014. The increase in ready-mixed concrete pricing was affected by different pricing structures across our markets, particularly in the Texas markets, which have lower average selling prices than our ready-mixed concrete operations outside of Texas. We expanded our presence in Texas with the Alleyton and Troy Vines acquisitions in 2014. Our cement volumes decreased 2.9% due primarily to a shift in customer mix. Cement pricing improved from an overall market increase and from a customer mix shift. The increase in asphalt volume was primarily driven by organic growth in Texas and Utah with a 4.0% decrease in pricing due to product and geographic mix.

Our operating loss declined $27.0 million in the six months ended June 28, 2014. Operating margin, which we define as operating income (loss) as a percentage of revenue, improved 760 basis points in the six months ended June 28, 2014. These profit improvements were driven by the following:

•	Improved net pricing across our product lines.

•	A $1.3 million curtailment benefit recognized in the six months ended June 28, 2014 related to a retiree postretirement benefit plan maintained for certain union employees at our cement plant, which was amended to eliminate all future retiree health and life coverage for the remaining union employees, effective January 1, 2014.

•	A decline in general and administrative costs, as a percentage of revenue, from 20.3% to 14.8% in the six months ended June 28, 2014. During 2013, we invested in our infrastructure (finance, information technology, legal and human resources) and expect the growth in general and administrative costs to stabilize in 2014 and beyond.

•	A $1.8 million charge was recognized in the six months ended June 29, 2013 to remove a sunken barge from the Mississippi River. No charges for barge removal were recognized in 2014.

•	Offsetting these profit improvements were $2.5 million of increased transaction costs primarily as a result of the acquisitions of Alleyton, Troy Vines and Buckhorn Materials in the six months ended June 28, 2014.

Adjusted EBITDA increased $35.9 million in the six months ended June 28, 2014 related to the following:

•	Operating income increased $27.0 million in the six months ended June 28, 2014 as discussed above.

•	In 2014, we did not have a refinancing loss compared to a $3.1 million loss on the February 2013 debt repricing.

Other Financial Information

Loss on Debt Financings

In February 2013, we completed a repricing of our senior secured credit facilities, which provide for term loans in an aggregate amount of $422.0 million and revolving credit commitments in an aggregate amount of $150.0 million, which reduced our stated term-loan interest rate by 1.0% and provided additional borrowing capacity of $25.0 million. As a result of the repricing, we recognized a loss of $3.1 million for related bank fees in 2013. Fees associated with the $260.0 million of 10 1⁄2% senior notes issued on January 17, 2014 were deferred in other non-current assets and are being amortized over the term of the debt as a charge to interest expense.

Interest Expense

Interest expense increased $12.6 million in the six months ended June 28, 2014 due to the additional $260.0 million of 10 1⁄2% senior notes issued on January 17, 2014.

Segment results of operations

West Region

	Six months ended
	June 28, 2014	June 29, 2013	Variance
(in thousands)
Revenue	$267,130	$179,719	48.6%
Operating income (loss)	18,029	(10,736)	267.9%
Operating margin	6.7%	(6.0)%
Adjusted EBITDA	$32,541	$85	38,183.5%

Revenue in the West region increased $87.4 million, or 48.6%, in the six months ended June 28, 2014 due primarily to acquisitions and organic volume growth. Incremental revenue from acquisitions totaled $68.6 million in the six months ended June 28, 2014. In 2014, the West region’s aggregates, ready-mixed concrete and asphalt volumes increased and pricing of aggregates improved. Ready-mixed concrete pricing declined as a result of the Alleyton and Troy Vines acquisitions in Texas, as ready-mixed concrete prices in the Texas markets are lower than in our other markets outside of Texas. Asphalt pricing declined primarily as a result of product mix. The West region’s percent changes in sales volumes and pricing in the six months ended June 28, 2014 from the six months ended June 29, 2013 were as follows:

	Percentage Change in
	Volume	Pricing
Aggregates	97.8%	2.2%
Ready-mixed concrete	253.2%	(1.4)%
Asphalt	9.0%	(3.1)%

The West region’s operating income increased $28.8 million and operating margin more than doubled. The improvement was primarily driven by the acquisitions of Alleyton and Troy Vines, higher aggregates pricing and organic volume growth.

Adjusted EBITDA increased $32.5 million in the six months ended June 28, 2014 primarily due to increases in the pricing of our aggregates and increased volumes in aggregates, ready-mixed concrete and asphalt. The increased volumes were primarily driven by the acquisitions of Alleyton and Troy Vines and organic volume growth.

Central Region

	Six months ended
	June 28, 2014	June 29, 2013	Variance
(in thousands)
Revenue	$156,659	$128,680	21.7%
Operating income	9,794	3,314	195.5%
Operating margin	6.3%	2.6%
Adjusted EBITDA	$28,400	$19,182	48.1%

Revenue in the Central region increased $28.0 million, or 21.7%, in the six months ended June 28, 2014. Incremental revenue from acquisitions totaled $4.9 million for the six months ended June 28, 2014. Improved spring weather in the region and the April 1, 2013 acquisition of the Lafarge-Wichita assets contributed to increases in aggregates, ready-mixed concrete and asphalt volumes. A change in customer mix drove a decrease in cement volumes of 2.9% but, along with overall price improvements, helped lift pricing 10.8%. The Central region’s percent changes in sales volumes and pricing in the six months ended June 28, 2014 from the six months ended June 29, 2013 were as follows:

	Percentage Change in
	Volume	Pricing
Aggregates	14.4%	0.2%
Cement	(2.9)%	10.8%
Ready-mixed concrete	9.0%	8.5%
Asphalt	93.4%	(1.4)%

The Central region’s operating income increased $6.5 million and operating margin improved 370 basis points in the six months ended June 28, 2014. Margin was positively affected by synergies realized from the April 1, 2013 acquisition of the Lafarge-Wichita assets, a $1.3 million curtailment benefit recognized in the six months ended June 28, 2014 related to a retiree postretirement benefit plan maintained for certain union employees and a $1.8 million charge recognized in the six months ended June 29, 2013 to remove a sunken barge from the Mississippi River.

Adjusted EBITDA improved $9.2 million in the six months ended June 28, 2014 as a result of increased volumes, improved pricing and the $1.3 million curtailment benefit. In addition, during the six months ended June 29, 2013, we realized a $0.6 million loss on debt financing and a $1.8 million charge to remove a sunken barge from the Mississippi River.

East Region

	Six months ended
	June 28, 2014	June 29, 2013	Variance
(in thousands)
Revenue	$51,597	$53,272	(3.1)%
Operating loss	(8,843)	(8,013)	(10.4)%
Operating margin	(17.1)%	(15.0)%
Adjusted EBITDA	$(1,406)	$(2,377)	40.8%

Our East region’s revenue was relatively consistent with 2013, decreasing 3.1% in the six months ended June 28, 2014. Volumes and pricing were mixed in the East region due to a shift in product mix that drove a 9.6% decrease in aggregates volumes and a 7.9% decrease in asphalt pricing, offset by an increase in asphalt volumes due to improved weather that allowed paving to begin earlier in the year. The East region’s percent changes in sales volumes and pricing in the six months ended June 28, 2014 from the six months ended June 29, 2013 were as follows:

	Percentage Change in
	Volume	Average Selling Pricing
Aggregates	(9.6)%	2.1%
Asphalt	30.4%	(7.9)%

The East region’s operating loss, margin and Adjusted EBITDA were generally consistent from 2013 to 2014. The operating income in the six months ended June 28, 2014 was somewhat affected by higher costs to clear land for additional mining (“stripping costs”) and lower production output in aggregates.

Fiscal Year 2013 Compared to 2012

(in thousands)	2013	2012	Variance
Total revenue	$916,201	$926,254	$(10,053)	(1.1)%
Operating (loss) income	(47,977)	15,415	(63,392)	(411.2)%
Operating margin	(5.2)%	1.7%
Adjusted EBITDA	$91,781	$75,418	$16,363	21.7%

Despite a $4.8 million increase in revenue from sales of aggregates, cement and related downstream products such as ready-mixed concrete and asphalt paving mix, consolidated revenue in 2013 was down slightly from 2012. Revenue from services provided, primarily paving and related services, decreased $14.9 million from 2012, as a result of an increased focus on higher-margin, lower-volume paving projects and completion of low-margin projects, such as grading and structural work.

Product revenue increased $4.8 million in 2013 from 2012, as a result of improved pricing across our products and an increase in aggregate volumes. Offsetting these improvements were decreases in cement, ready-mixed concrete and asphalt volumes. Detail of consolidated percent changes in sales volumes and pricing from 2012 to 2013 were as follows:

	Percentage Change in
	Volume	Average Selling Price
Aggregate	4.5%	7.4%
Cement	(4.1%)	3.4%
Ready-mixed concrete	9.2%	3.6%
Asphalt	(13.8%)	4.8%

Aggregates and ready-mixed concrete volumes were positively affected from the April 1, 2013 acquisitions of the Lafarge-Wichita assets and Westroc near Salt Lake City, Utah. Our cement volumes decreased 4.1% due primarily to lower volumes in the fourth quarter of 2013, as compared to the fourth quarter of 2012. Adverse weather in 2013, compared to much dryer weather in 2012, and an increased focus on higher-margin, lower-volume paving projects largely offset the effect of the acquisitions and drove the decline in asphalt volumes. Price variances across our products increased revenue by $28.7 million in 2013, which was largely offset by the net volume changes, which negatively affected revenue by $21.2 million in 2013.

Also affecting revenue was a decrease in large-scale, low margin projects in the West region. In 2012, we completed certain construction projects which provided significant revenue, but at below-average margins, including a project in Austin, Texas that contributed $47.5 million of revenue in 2012.

Our operating (loss) income declined $63.4 million in 2013 from 2012. In 2013, we recognized $68.2 million of goodwill impairment charges in our West and East regions from a decline in the estimated fair value of certain reporting units caused by uncertainties in the timing of a sustained recovery in the Utah and Kentucky construction markets.

Excluding the goodwill impairment charges, operating earnings improved $4.8 million in 2013 from 2012 and operating margin improved 50 basis points. These profit improvements were driven by higher prices across our aggregates, ready-mixed concrete and asphalt products and improved performance on our paving and related projects, as low-margin legacy contracts were completed in prior periods. The pricing variances benefited revenue by $28.7 million in 2013. In 2012, we recognized $4.5 million of cost overruns on grading and structural projects in the West region and recognized an $8.0 million loss in general and administrative expenses (“G&A”) on an indemnification agreement.

These improvements to operating income were partially offset by volume decreases in our cement, ready-mixed concrete and asphalt products and increases in G&A and depreciation, depletion, amortization and accretion. Losses on asset dispositions, which are included in G&A, increased $9.9 million in 2013. In addition, transaction costs increased $2.0 million as a result of the April 1, 2013 Lafarge-Wichita and Westroc acquisitions and costs incurred in advance of the January 17, 2014 Alleyton acquisition.

Adjusted EBITDA increased $16.4 million in 2013 from 2012 as a result of the following:

•	The pricing and margin improvements discussed above.

•	In 2013, we recognized a $3.1 million loss on the February 2013 debt repricing compared to a $9.5 million loss on the financing transactions in January 2012.

Other Financial Information

Loss on Debt Financings

In February 2013, we completed a repricing of our credit facilities, which provide for term loans in an aggregate amount of $422.0 million and revolving credit commitments in an aggregate amount of $150.0 million (the “Senior Secured Credit Facilities”), which reduced our stated term-loan interest rate by 1.0% and provided additional borrowing capacity of $25.0 million. As a result of the repricing, we recognized a loss of $3.1 million for related bank fees. In January 2012, we refinanced our debt existing at that time, resulting in a net loss of $9.5 million. Both the repricing and the refinancing were accounted for as partial extinguishments.

Discontinued Operations

As part of our strategy to focus on our core business as a construction materials company, we have exited certain activities, including certain concrete paving operations, our railroad construction and maintenance operations (the “railroad business”), which involved building and repairing railroad sidings, and our environmental remediation operations (the “environmental remediation business”), which primarily involved the repair of retaining walls along highways in Kentucky and the removal and remediation of underground fuel storage tanks. The concrete paving operations were wound down in the second quarter of 2013, and all assets have been sold. The railroad and environmental remediation businesses were sold in 2012 in separate transactions for aggregate proceeds of $3.1 million.

The results of these operations have been removed from the results of continuing operations for all periods presented. Prior to recognition as discontinued operations, all of these businesses were included in the East region’s operations. Revenue from these discontinued operations was $3.9 million in 2013, and $50.2 million in 2012. The loss from discontinued operations was $0.5 million in 2013 and $3.5 million in 2012.

Segment Results of Operations

West Region

(in thousands)	2013	2012	Variance
Total revenue	$426,195	$484,922	$(58,727)	(12.1)%
Operating loss	(47,476)	(6,625)	(40,851)	616.6%
Operating margin	(11.1)%	(1.4)%
Adjusted EBITDA	$28,607	$14,429	$14,178	98.3%

Revenue in the West region decreased 12.1% in 2013. The decrease was primarily attributable to an increased focus on higher-margin, lower-volume paving projects, which led to a 24.5% decrease in asphalt volumes, and the completion of high-revenue, low-margin projects in 2012, such as grading and structural work. In addition, we had a significant asphalt paving project in Austin, Texas that was completed in the fourth quarter of 2012, which contributed $47.5 million to revenue in 2012.

These revenue declines were offset by improved pricing across our products lines and increased aggregate and ready-mixed concrete volumes from the April 1, 2013 Westroc acquisition. The West region’s percent changes in sales volumes and pricing from 2012 to 2013 were as follows:

	Percentage Change in
	Volume	Average Selling Price
Aggregate	2.8%	9.5%
Ready-mixed concrete	12.7%	5.8%
Asphalt	(24.5%)	7.8%

The West region’s operating loss in 2013 was $47.5 million compared to $6.6 million in 2012. In 2013, we recognized a $53.3 million goodwill impairment charge from a decline in the estimated fair value of our reporting unit based in Utah caused by uncertainties in the timing of a sustained recovery in the Utah construction market.

Excluding the goodwill impairment charge, operating earnings improved $12.4 million and operating margin improved 280 basis points in 2013 from 2012. The improvement was primarily driven by (1) higher average selling prices in aggregates, ready-mixed concrete and asphalt, (2) improved performance in Texas due to the completion of low margin grading and structural work in 2012 and increased focus on higher-margin, lower-volume paving projects and (3) an $8.0 million loss on an indemnification agreement in 2012. In 2013, these profit improvements were offset by the 24.5% decline in asphalt volumes, as a result of the increased focus on higher-margin, lower-volume paving projects and completion of high-revenue, low-margin projects, such as grading and structural work, completing a significant project in Austin, Texas in the fourth quarter of 2012, and a $4.4 million loss in 2013 on the disposition of certain assets in Colorado.

Adjusted EBITDA improved $14.2 million to $28.6 million in 2013 from $14.4 million in 2012 primarily due to (1) an $8.0 million loss on an indemnification agreement in 2012, (2) $4.5 million of cost overruns on certain structural projects in 2012, (3) $1.7 million less of debt financing costs in 2013, as compared to 2012, and (4) increased pricing of our aggregate, ready-mixed concrete and asphalt products. These earnings improvements were negatively affected by a decrease in asphalt volumes and a $4.4 million loss in 2013 on the disposition of certain assets in Colorado.

Central Region

(in thousands)	2013	2012	Variance
Total revenue	$329,621	$302,113	$27,508	9.1%
Operating income	39,246	37,560	1,686	4.5%
Operating margin	11.9%	12.4%
Adjusted EBITDA	$72,918	$65,767	$7,151	10.9%

Revenue in the Central region increased $27.5 million, or 9.1%, in 2013 from 2012 as a result of positive movements in both volume and price across our products. The Central region’s percent changes in sales volumes and pricing from 2012 to 2013 were as follows:

	Percentage Change in
	Volume	Average Selling Price
Aggregate	7.9%	5.5%
Cement	(4.1%)	3.4%
Ready-mixed concrete	5.6%	1.0%
Asphalt	25.9%	(1.9%)

The acquisition of the Lafarge assets in and around Wichita, Kansas contributed to the increases in aggregates, ready-mixed concrete and asphalt volumes. Asphalt prices decreased 1.9% from 2012 due to a concentration of higher grade asphalt mixes in 2012, which commanded a higher price due to higher material input cost. Cement volumes decreased 4.1% with a 3.4% price increase.

The Central region’s operating income increased $1.7 million and operating margin declined 50 basis points in 2013 from 2012. Operating income and margin in 2013 were positively affected by volume increases in aggregates, cement and ready–mixed concrete, realized synergies from the April 1, 2013 acquisition of the Lafarge-Wichita assets and a rebound in the Northeast Kansas market. However, these improvements were offset by higher stripping costs and a $0.8 million charge for costs to remove a sunken barge from the Mississippi River.

Adjusted EBITDA improved $7.2 million in 2013. This increase was a result of the increased volumes and improved pricing in 2013, partially offset by the decrease in cement volumes. In 2013, the Central region also realized a decrease of $1.5 million in debt financing costs allocated to the region, partially offset by the effect of higher stripping costs and a $0.8 million charge to remove a sunken barge from the Mississippi River.

East Region

(in thousands)	2013	2012	Variance
Total revenue	$160,385	$139,219	$21,166	15.2%
Operating loss	(14,207)	(245)	(13,962)	5698.8%
Operating margin	(8.9)%	(0.2)%
Adjusted EBITDA	$15,134	$10,782	$4,352	40.4%

Our East region’s revenue increased 15.2% in 2013, primarily as a result of improved aggregate pricing and increased aggregate and asphalt volumes, which was partially offset by decreased asphalt pricing. The East region’s percent changes in sales volumes and pricing from 2012 to 2013 were as follows:

	Percentage Change in
	Volume	Average Selling Price
Aggregate	1.2%	8.0%
Asphalt	9.3%	(1.4%)

In 2013, the East region’s operating loss was $14.2 million, which included a $14.9 million goodwill impairment charge from a decline in the estimated fair value of the reporting unit caused by uncertainties in the timing of a sustained recovery in the Kentucky construction market. Excluding the goodwill impairment charge, operating income improved $0.9 million and operating margin improved 60 basis points from 2012. This improvement was driven by increased aggregate pricing and various cost savings initiatives implemented in 2012 and 2013, including headcount reductions of approximately 60 salaried employees.

Adjusted EBITDA increased $4.4 million in 2013 to $15.1 million. The Adjusted EBITDA increase in 2013 was driven by increased aggregate pricing and the various cost savings initiatives mentioned above. In addition, the East region benefited in 2013 from a reduction of debt financing costs of $2.5 million, as compared to 2012.

Fiscal Year 2012 Compared to 2011

(in thousands)	2012	2011	Variance
Total revenue	$926,254	$789,076	$137,178	17.4%
Operating income	15,415	25,099	(9,684)	(38.6)%
Operating margin	1.7%	3.2%
Adjusted EBITDA	$75,418	$107,720	$(32,302)	(30.0)%

Revenue in 2012 increased to $926.3 million compared to $789.1 million in 2011. The $137.2 million increase was driven by acquisitions and $17.7 million from net pricing increases. Revenue from businesses acquired in 2012 totaled $24.7 million and the incremental revenue in 2012 from business acquired in 2011 was $149.7 million. Revenue growth from price increases and acquisitions was partially offset by $16.3 million of volume decreases across our product lines, other than our cement business where we had an 18% increase from 2011, and from a decline in paving and related services revenue.

The West region experienced the most revenue growth in 2012 as compared to 2011. It was established in the second half of 2010 and grew significantly in 2011 through acquisitions. As a result, 2012 was the first year with a full year of results from these acquisitions. The West region composed 52% of consolidated revenue in 2012 compared to 46% in 2011. Revenue, as a percentage of consolidated revenue, remained constant in the Central region in 2012 and declined from 21% to 15% in the East region.

Operating income decreased $9.7 million from $25.1 million in 2011 to $15.4 million in 2012. As a result of our revenue growth in 2012 occurring primarily through acquisitions, our G&A and depreciation, depletion, amortization and accretion generally grew ratably with revenue. As a result of the contract escalation clauses and effective use of the firm purchase commitments discussed above, commodity prices did not have a material effect on our results of operations in 2012, as compared to 2011.

As a percentage of total revenue, the individual components of operating income remained relatively consistent from 2011 to 2012. Operating margin declined from 3.2% in 2011 to 1.7% in 2012. Operating margin was affected by an $8.0 million loss on an indemnification agreement in 2012, compared to a $1.9 million loss in 2011 and low-margin contracts and higher costs on certain paving and related projects, primarily in the West region. During 2012, we performed work on certain grading and structural projects that were generally bid and awarded prior to our acquisition of the respective entities. These non-core structural projects were bid without cost escalators for raw materials, fuel, etc., which resulted in cost escalations in 2012 as work was performed on the projects. In addition, in the East region, we were affected by low margins on certain projects from a highly competitive environment.

We experienced a decline in Adjusted EBITDA from $107.7 million in 2011 to $75.4 million in 2012 related to the following:

•	In 2012, we recognized $8.0 million in losses on an indemnification agreement, compared to $1.9 million in 2011.

•	In 2012, we recognized a $9.5 million loss associated with a debt refinancing.

•	In 2011, we recognized $12.1 million of bargain purchase gains on certain acquisitions in the West region. The amount of the bargain purchase gain is equal to the amount by which the fair value of net assets acquired exceeded the consideration transferred. We believe that the resulting bargain purchase gain is reasonable as the sellers were highly motivated.

•	In 2011, we recognized a $10.3 million favorable fair value adjustment on contingent consideration, compared to $0.4 million in 2012. The $10.3 million adjustment in 2011 was due primarily to revised estimates of the probability of achieving the specified targets that would require contingent payments related to certain acquisitions.

•	Transaction fees decreased $7.1 million in 2012 compared to 2011 due to a decrease in acquisition activity. We closed eight acquisitions in 2011 with an average purchase price of $23.6 million compared to three in 2012 for an average purchase price of $19.8 million.

Other Financial Information

Other Income, Net

Other income decreased to $1.2 million in 2012 from $21.2 million in 2011. Included in other income in 2011 were $12.1 million of bargain purchase gains on certain acquisitions in the West region and a $10.3 million gain from fair value adjustments to contingent consideration, compared to a $0.4 million fair value adjustment in 2012.

Loss on Debt Refinancing

We refinanced our long-term debt and accrued interest in January 2012 resulting in a $9.5 million charge, which was accounted for as a partial extinguishment. We did not refinance our long-term debt in 2011.

Interest Expense

Interest expense increased $10.3 million, or 21.5%, to $58.1 million in 2012 compared to $47.8 million in 2011. The increase in our interest expense reflects an increase in our average debt. Our debt, without giving effect to original issuance discount, increased to $648.0 million at December 29, 2012 from $609.0 million at December 31, 2011. In addition, although our outstanding borrowings on our revolver were zero at year-end 2012, we carried an average balance of $36.7 million during 2012. The additional borrowings were primarily used to fund acquisitions ($48.8 million) and seasonal working capital requirements.

Discontinued Operations

The results of our discontinued operations have been removed from the results of continuing operations for all periods presented. Revenue from these discontinued operations was $50.2 million and $49.5 million in 2012 and 2011, respectively. The loss from discontinued operations, inclusive of an immaterial gain on the sale in 2012, was $3.5 million and $5.2 million in 2012 and 2011, respectively.

Segment Results of Operations

West Region

(in thousands)	2012	2011	Variance
Total revenue	$484,922	$362,577	$122,345	33.7%
Operating loss	(6,625)	(455)	(6,170)	(1,356.0)%
Operating margin	(1.4)%	(0.1)%
Adjusted EBITDA	$14,429	$36,442	$(22,013)	(60.4)%

Revenue in the West region increased $122.3 million, or 33.7%. The majority of the increase is due to a full year of revenue from the six acquisitions that expanded our presence in Utah, Texas and Colorado in 2011. Incremental revenue from businesses acquired in 2011 totaled $147.4 million. These increases were partially offset by volume declines in the Utah market.

Operating margin remained relatively consistent at (0.1)% in 2011 and (1.4)% in 2012. The negative margin in 2011 was affected by $6.0 million of transaction costs related to the acquisitions, while 2012 was affected by an $8.0 million loss on an indemnification agreement, compared to $1.9 million in 2011, and lower margins on legacy paving and related projects due to cost overruns.

Adjusted EBITDA declined $22.0 million from $36.4 million in 2011 to $14.4 million in 2012 primarily due the following:

•	In 2012, we recognized an $8.0 million loss on an indemnification agreement, compared to $1.9 million in 2011.

•	In 2011, we recognized $12.1 million of bargain purchase gains on our acquisitions in Colorado.

•	In 2011, we recognized a $4.8 million gain from a fair value adjustment to contingent consideration, compared to $0.4 million in 2012.

Central Region

(in thousands)	2012	2011	Variance
Total revenue	$302,113	$264,008	$38,105	14.4%
Operating income	37,560	38,105	(545)	(1.4)%
Operating margin	12.4%	14.4%
Adjusted EBITDA	$65,767	$65,651	$116	0.2%

Revenue in the Central region increased $38.1 million, or 14.4%, in 2012 to $302.1 million compared to $264.0 million in 2011 due to acquisitions and a $15.4 million increase in cement sales, driven by a 17% increase in cement volumes. Revenue from business acquired in 2012 totaled $23.3 million and the incremental revenue in 2012 from business acquired in 2011 was $1.5 million.

Operating margin declined in 2012 to 12.4% from 14.4% in 2011 primarily due to a $3.4 million gain on landfill closure obligations in 2011, which was a result of revisions to landfill closure plans. After adjusting for this non-recurring gain, operating margin in 2012 was generally consistent with 2011. Adjusted EBITDA remained relatively consistent from $65.7 million in 2011 to $65.8 million in 2012.

East Region

(in thousands)	2012	2011	Variance
Total revenue	$139,219	$162,491	$(23,272)	(14.3)%
Operating (loss) income	(245)	2,687	(2,932)	(109.1)%
Operating margin	(0.2)%	1.7%
Adjusted EBITDA	$10,782	$15,504	$(4,722)	(30.5)%

Our East region’s revenue decreased $23.3 million from $162.5 million in 2011 to $139.2 million in 2012 due to a decline in paving and related activities in Kentucky.

Operating margin in the East region decreased from 1.7% in 2011 to (0.2)% in 2012 due primarily to cost overruns on certain paving and related projects.

Adjusted EBITDA declined $4.7 million from $15.5 million in 2011 to $10.8 million in 2012 due primarily to a $3.7 million charge associated with the January 2012 debt refinancing and cost overruns on certain legacy paving and related projects.

Liquidity and Capital Resources

Our primary sources of liquidity include cash on-hand, cash provided by our operations and amounts available for borrowing under our credit facilities. As of June 28, 2014, we had $20.8 million in cash and working capital of $128.7 million as compared to cash and working capital of $14.9 million and $85.4 million, respectively, at December 28, 2013. Working capital is calculated as current assets less current liabilities, excluding the current portion of long-term debt and outstanding borrowings on our senior secured revolving credit facility (the “Revolver”). There were no restricted cash balances as of June 28, 2014 or December 28, 2013. Our remaining borrowing capacity on our Revolver as of June 28, 2014 was $62.2 million, which is net of $22.8 million of outstanding letters of credit.

Given the seasonality of our business, we typically experience significant fluctuations in working capital needs and balances throughout the year. Our working capital requirements generally increase during the first half of the year as we build up inventory and focus on repair and maintenance and other set-up costs for the upcoming season. Working capital levels then decrease as the construction season winds down and we enter the winter months, which is when we see significant inflows of cash from the collection of receivables. For example, net cash used for operating activities in the six months ended June 29, 2013 was $47.8 million, compared to full year 2013 net cash provided by operating activities of $66.4 million. Net cash used for operating activities in the six months ended June 28, 2014 was $45.9 million.

We believe we have access to sufficient financial resources from our liquidity sources to fund our business and operations, including contractual obligations, capital expenditures and debt service obligations, for at least the next twelve months. Our growth strategy contemplates future acquisitions for which we believe we have sufficient access to capital. As of June 28, 2014, we had approximately $330.6 million of funding commitments from our equity sponsors outstanding.

Our Long-Term Debt

Please refer to the notes to the consolidated financial statements found elsewhere in this prospectus for detailed information regarding our long-term debt and senior secured revolving credit facility, scheduled maturities of long-term debt and affirmative and negative covenants, including the maximum allowable consolidated first lien net leverage and interest coverage ratios. As of June 28, 2014 and December 28, 2013, the Company was in compliance with all debt covenants.

At June 28, 2014 and December 28, 2013, $927.8 million and $695.9 million, respectively, of total debt, without giving effect to original issuance discount or premium, were outstanding under our respective debt agreements.

As of June 28, 2014, Summit Materials and its indirect wholly-owned subsidiary, Finance Corp., had issued $510.0 million aggregate principal amount of 10 1⁄2% Senior Notes due January 31, 2020 (the “Senior Notes”) under an indenture dated as of January 30, 2012 (as amended and supplemented, the “Indenture”). We initially issued $250.0 million of Senior Notes on January 30, 2012 and issued an additional $260.0 million of Senior Notes on January 17, 2014, receiving proceeds of $282.8 million, before payment of fees and expenses. The proceeds from the January 2014 issuance were used for the purchase of Alleyton, to make payments on the Revolver and for general corporate purposes.

On September 8, 2014, the Issuers issued an aggregate of $115.0 million principal amount of 10 1⁄2% Senior Notes due 2020 in a private offering. The proceeds from the private offering of the outstanding notes were used to fund our acquisition of Mainland on September 4, 2014, pay down outstanding amounts under our revolving credit facility and pay related fees and expenses.

In addition to the Senior Notes, Summit Materials has senior secured credit facilities that provide for term loans in an aggregate amount of $422.0 million and credit commitments under the Revolver in an aggregate amount of $150.0 million. Summit Materials’ wholly-owned subsidiary companies and its non-wholly-owned subsidiary, Continental Cement, are named as guarantors of the Senior Notes and the senior secured credit facilities. Certain other partially-owned subsidiaries, including a subsidiary of Continental Cement, and the non-U.S. subsidiary, Mainland, do not guarantee the Senior Notes. In addition, the Company has pledged substantially all of its assets as collateral for the senior secured credit facilities.

Cash Flows

The following table summarizes our net cash provided by or used for operating, investing and financing activities and our capital expenditures for the periods indicated:

	Six months ended		Year ended
	June 28, 2014	June 29, 2013	December 28, 2013	December 29, 2012	December 31, 2011
(in thousands)
Net cash (used for) provided by
Operating activities	$(45,880)	$(47,760)	$66,412	$62,279	$23,253
Investing activities	(277,388)	(94,221)	(111,515)	(85,340)	(192,331)
Financing activities	329,153	122,205	32,589	7,702	146,775
Cash paid for capital expenditures	$(49,260)	$(40,528)	$(65,999)	$(45,488)	$(38,656)

Operating Activities

During the six months ended June 28, 2014, cash used in operating activities was $45.9 million primarily as a result of:

•	Net loss of $38.9 million, adjusted for $44.9 million of non-cash expenses, including $43.3 million of depreciation, depletion, amortization and accretion.

•	An increase in accounts receivable and costs and estimated earnings in excess of billings of $39.2 million. In conjunction with the seasonality of our business, the majority of our sales occur in the spring, summer and fall and we typically incur an increase in accounts receivable (net billed and unbilled) during the second and third quarters of each year. This amount is typically converted to cash in the fourth and first quarters.

•	Additional investment in inventory of $17.8 million consistent with the seasonality of our business for which our inventory levels typically decrease in the fourth quarter in preparation for the winter slowdown and are then increased at the end of the second quarter in preparation for the increased sales volumes in the summer and fall.

•	The timing of payments associated with accounts payable and accrued expenses utilized $12.1 million of cash in conjunction with the build-up of inventory levels and incurrence of repairs and maintenance to prepare the business for increased sales volumes in the summer and fall. In addition, we paid $25.9 million of interest payments in the six months ended June 28, 2014.

During the six months ended June 29, 2013, cash used in operating activities was $47.8 million primarily as a result of:

•	Net loss of $56.0 million, adjusted for $46.5 million of non-cash expenses, including $39.0 million of depreciation, depletion, amortization and accretion and $5.6 million of losses on asset dispositions.

•	An increase in accounts receivable and costs and estimated earnings in excess of billings of $25.3 million, in conjunction with the seasonality of our business.

•	Additional investment in inventory of $13.2 million, consistent with the seasonality of our business.

During the year ended December 28, 2013, cash provided by operating activities was $66.4 million primarily as a result of:

•	Net loss of $106.8 million, adjusted for non-cash expenses, including $75.9 million of depreciation, depletion, amortization and accretion, a $68.2 million goodwill impairment charge and $12.4 million from net losses on asset disposals.

•	Collection of accounts receivable providing $9.9 million of additional cash in 2013 due to an increased focus on processing billings and collecting on outstanding receivables.

During the year ended December 29, 2012, cash provided by operating activities was $62.3 million primarily as a result of:

•	Net loss of $52.5 million, adjusted for non-cash expenses, including $72.2 million of depreciation, depletion, amortization and accretion, which increased in 2012 in connection with our 2011 and 2012 acquisitions, and a $9.5 million loss on our January 2012 debt refinancing.

•	Collection of accounts receivable and costs and estimated earnings in excess of billings providing $12.1 million of additional cash in 2012 due to an increased focus on processing billings and collecting on outstanding receivables.

•	Reduced payments of accounts payable and accrued expenses providing additional cash from operations, on a net basis, of $11.1 million in 2012 due primarily to a $16.0 million increase in accrued interest. Our December 2012 payment was accrued at year-end 2012 and paid in the first quarter of 2013.

During the year ended December 31, 2011, cash provided by operating activities was $23.3 million primarily as a result of:

•	Net loss of $10.7 million, adjusted for non-cash expenses, including $65.0 million of depreciation, depletion, amortization and accretion, a $12.1 million bargain purchase gain and a $10.3 million gain on the revaluation of contingent consideration.

•	Collection of accounts receivable and costs and estimated earnings in excess of billings providing $13.3 million of additional cash in 2011 due to an increased focus on timely billings and cash collections as compared to the legacy processes of the businesses acquired in 2010.

•	Inventory utilizing $12.6 million of cash in 2011 as we increased our inventory balances to support the growth in business activities (revenue increased 94.7% from 2010 to 2011).

•	Billings in excess of costs and estimated earnings utilizing $8.2 million of cash in 2011 due to certain contracts that were completed in 2011.

Investing Activities

During the six months ended June 28, 2014, cash used for investing activities was $277.4 million, $234.9 million of which related to the Alleyton, Troy Vines and Buckhorn Materials acquisitions. In addition, we invested $49.3 million in capital expenditures, offset by $6.0 million of proceeds from asset sales. Approximately $12.2 million of the capital expenditures were invested in our cement business in Hannibal, Missouri, for continued development of an underground mine ($4.1 million), as well as improvements made to our cement plant during the annual scheduled winter shutdown in February 2014.

During the six months ended June 29, 2013, cash used for investing activities was $94.2 million, $60.8 million of which related to the acquisitions of certain assets from Lafarge in and around Wichita, Kansas and all of the membership interests of Westroc near Salt Lake City, Utah. In addition, we invested $40.5 million in capital expenditures, offset by $7.1 million of proceeds from asset sales. Approximately $15.9 million of the capital expenditures were invested in our cement business in Hannibal, Missouri, which related to continued development of an underground mine ($7.8 million), a dome to store additional cement in St. Louis, Missouri ($2.6 million), as well as improvements made to our cement plant during the annual scheduled winter shutdown in February 2013. In 2013, we invested $3.5 million in a new hot mix asphalt plant in Austin, Texas.

During the year ended December 28, 2013, cash used for investing activities was $111.5 million, $61.6 million of which was used for the April 1, 2013 acquisitions of certain Lafarge assets in and around Wichita, Kansas and all of the membership interests of Westroc near Salt Lake City, Utah. In addition, we invested $66.0 million in capital expenditures, offset by $16.1 million of proceeds from asset sales. Approximately $25.6 million of the capital expenditures were invested in our cement business in Hannibal,

Missouri, for continued development of an underground mine ($15.3 million), a cement terminal expansion to store additional cement in St. Louis, Missouri ($2.8 million), as well as improvements made to our cement plant during the scheduled shutdowns. We also invested $6.4 million in a new hot mix asphalt plant in Austin, Texas.

During the year ended 2012, cash used for investing activities was $85.3 million. We paid $48.8 million for three acquisitions, which expanded our presence in certain of our existing markets and $45.5 million for capital expenditures. Approximately half of our 2012 capital expenditures were to replace or maintain equipment and the remaining portion reflects capital investments in the business, the most significant of which is the development of an underground mine at our cement plant. We spent $5.0 million on the underground mine development in 2012.

During the year ended 2011, cash used for investing activities was $192.3 million. The Company paid $161.1 million for eight acquisitions and $38.7 million for capital expenditures. Six of the eight acquisitions were in the West region through which we entered the western Colorado and Austin, Texas markets as well as expanded our presence in Utah and Idaho.

Financing Activities

During the six months ended June 28, 2014, cash provided by financing activities was $329.2 million, which was primarily composed of $315.5 million of net additional borrowings, $282.8 million of which were the net proceeds from the January 2014 issuance of $260.0 million Senior Notes issued at a premium of $22.8 million. Approximately $182.5 million of the funds from the borrowings were used to purchase Alleyton. The remaining funds have been used to fund working capital needs. In addition, we received contributions from our member of $24.4 million and made $4.3 million of payments on our acquisition related liabilities.

During the six months ended June 29, 2013, cash provided by financing activities was $122.2 million, which is primarily composed of $105.0 million net borrowings on the Revolver and proceeds from the February 2013 repricing transaction, through which our outstanding borrowings increased $25.0 million. Approximately $60.8 million of the funds from the borrowings were used on April 1, 2013 to purchase certain assets of Lafarge in and around Wichita, Kansas and all of the membership interests of Westroc near Salt Lake City, Utah. The remaining funds were used for seasonal working capital requirements.

During the year ended 2013, cash provided by financing activities was $32.6 million, which was primarily composed of $42.4 million in net borrowings on the Revolver and proceeds from the February 2013 repricing transaction, through which our outstanding borrowings increased $25.0 million. Approximately $61.6 million of the funds from the borrowings were used on April 1, 2013 to purchase certain assets of Lafarge in and around Wichita, Kansas and all of the membership interests in Westroc. The remaining funds have been used for seasonal working capital requirements. In addition, we made $9.8 million of payments on our acquisition-related liabilities in 2013.

During the year ended 2012, cash provided by financing activities was $7.7 million, which is primarily composed of $16.5 million of proceeds from the January 2012 financing transactions, offset by $7.5 million of payments on our acquisition-related liabilities.

During the year ended 2011, cash provided by financing activities was $146.8 million. The $103.6 million capital contributions from our member were used to fund certain acquisitions. The remaining cash provided by financing activities primarily reflects the $47.7 million of net proceeds from new debt issuances, which were also used to fund acquisitions, partially offset by $4.6 million of payments on our acquisition-related liabilities.

Cash Paid for Capital Expenditures

We expended approximately $49.3 million and $66.0 million in the six months ended June 28, 2014 and the year ended December 28, 2013, respectively. A portion of our 2014 and 2013 capital investment related to the development of an underground mine to extract limestone on our Hannibal, Missouri property where our cement plant is located. We spent $4.1 million and $15.3 million on the underground mine development in the six months ended June 28, 2014 and the year ended December 28, 2013, respectively.

We expended approximately $45.5 million in capital expenditures in 2012 and $38.7 million in 2011. A significant portion of the increase in capital expenditures in 2012 relates to development of the underground mine for our cement plant. We spent $5.0 million on the underground mine development in 2012 compared to $0.2 million in 2011.

Contractual Obligations

The following table presents, as of December 28, 2013, our obligations and commitments to make future payments under contracts and contingent commitments (in thousands):

	Total	2014	2015-2016	2017-2018	Thereafter
Short term borrowings and long-term debt, including current portion(1)	$695,890	$30,220	$9,495	$7,385	$648,790
Capital lease obligations	11,001	2,069	4,042	720	4,170
Operating lease obligations	18,260	4,034	6,988	4,359	2,879
Interest payments(2)	281,096	47,398	99,360	88,099	46,239
Acquisition-related liabilities	47,337	10,790	14,254	12,330	9,963
Royalty payments	21,937	2,044	4,039	3,480	12,374
Defined benefit plans(3)	4,880	972	2,410	1,280	218
Asset retirement obligation payments	39,468	1,101	3,239	4,509	30,619
Other	9,465	3,088	3,220	3,157	—

Total contractual obligations(4)	$1,129,334	$101,716	$147,047	$125,319	$755,252

(1)	We issued an additional $260.0 million and $115.0 million of Senior Notes due January 2020 on January 17, 2014 and September 8, 2014, respectively. Had these amounts been outstanding at December 28, 2013, total contractual payments on short term borrowings and long-term debt, including current portion, would increase to $1,071 million and payments due after 2018 would increase to $1,024 million.
(2)	Future interest payments were calculated using the applicable fixed and floating rates charged by our lenders in effect as of December 28, 2013 and may differ from actual results.
(3)	Amounts represent estimated future payments to fund our defined benefit plans.
(4)	Any future payouts on the redeemable noncontrolling interest are excluded from total contractual obligations as the expected timing of settlement is not estimable.

Commitments and Contingencies

We are party to certain legal actions arising from the ordinary course of business activities. Accruals are recorded when the outcome is probable and can be reasonably estimated in accordance with applicable accounting requirements. While the ultimate results of claims and litigation cannot be predicted with certainty, management expects that the ultimate resolution of all current pending or threatened claims and litigation will not have a material effect on the Company’s consolidated results of operations, financial position or liquidity.

We are obligated under an indemnification agreement entered into with the sellers of Harper Contracting for the sellers’ ownership interests in a joint venture agreement. We have the rights to any benefits under the joint venture as well as the assumption of any obligations, but do not own equity interests in the joint venture. The joint venture has incurred significant losses on a highway project in Utah, which have resulted in requests for funding from the joint venture partners and, ultimately, from us. Through June 28, 2014, we have funded $8.8 million, $4.0 million was funded in 2012 and $4.8 million was funded in 2011. As of June 28, 2014 and December 28, 2013, an accrual of $4.3 million was recorded in other noncurrent liabilities for this matter.

In 2013, a dispute with the sellers of Harper Contracting related to the calculation of working capital from the August 2010 acquisition was settled. The working capital dispute was submitted to binding arbitration, the outcome of which resulted in the payment of $1.9 million to the sellers. In addition, various other acquisition-related disputes with the sellers were settled for approximately $0.8 million. The total payments of $2.7 million were made in 2013. There was no material effect to 2013 earnings as a result of these settlements.

In February 2011, we incurred a property loss related to a sunken barge with cement product aboard. In 2013, we recognized $0.8 million of charges for costs to remove the barge from the waterway. As of June 28, 2014 and December 28, 2013, the Company had $0.4 million and $0.9 million, respectively, included in accrued expenses as management’s best estimate of the remaining costs to remove the barge.

We are obligated under various firm purchase commitments for certain raw materials and services that are in the ordinary course of business. The terms of these agreements are generally less than one year. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial position, results of operations or liquidity of the Company.

Off-Balance Sheet Arrangements

As of June 28, 2014, we had no material off-balance sheet arrangements.

New Accounting Standards

In May 2014, the FASB issued a new accounting standard to improve and converge the financial reporting requirements for revenue from contracts with customers. Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, prescribes a five-step model for revenue recognition that will replace most existing revenue recognition guidance in GAAP. The ASU will supersede nearly all existing revenue recognition guidance under GAAP and provides that an entity recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption and will become effective for the Company in the first quarter of 2017. Early adoption is prohibited. Management is currently assessing the effect that the adoption of this standard will have on the consolidated financial statements.

In April 2014, the FASB issued ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which changes the criteria for determining which disposals can be presented as discontinued operations and modifies related disclosure requirements. Under the new guidance, a discontinued operation is defined as a disposal of a component or group of components that is disposed of or is classified as held for sale and “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” This ASU is effective for fiscal years beginning on or after December 15, 2014, and interim periods within that annual period, with early adoption permitted. We do not expect the adoption of this standard to have a material effect on our consolidated financial statements.

Emerging Growth Company Status

We are an “emerging growth company” as defined under the JOBS Act and are eligible to take advantage of certain exemptions from various public company reporting requirements. See “Risk Factors—Other Risks—As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.”

Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act to comply with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards apply to private companies. As an “emerging growth company,” we may elect to delay adoption of new or revised accounting standards applicable to public companies until such standards are made applicable to private companies. As a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies.

We will remain an “emerging growth company” until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenue of $1 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement; (iii) the date on which we have, during the previous three year period, issued more than $1 billion in non-convertible debt; or (iv) the date on which we are deemed a “large accelerated issuer” as defined under the federal securities laws.

Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period.

On an ongoing basis, management evaluates its estimates, including those related to the valuation of accounts receivable, inventories, goodwill, intangibles and other long-lived assets, pension and other postretirement obligations, asset retirement obligations and the noncontrolling interest. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Acquisitions—Purchase Price Allocation

We regularly review strategic long-term plans, including potential investments in value-added acquisitions of related or similar businesses, which would increase our market share and/or are related to our existing markets. When an acquisition is completed, our consolidated statement of operations includes the operating results of the acquired business starting from the date of acquisition, which is the date that control is obtained. The purchase price is determined based on the fair value of assets given to and liabilities assumed from the seller as of the date of acquisition. We allocate the purchase price to the fair values of the tangible and intangible assets acquired and liabilities assumed as valued at the date of acquisition. Goodwill is recorded for the excess of the purchase price over the net of the fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date. The estimation of fair values of acquired assets and assumed liabilities is judgmental and requires various assumptions and the amounts and useful lives assigned to depreciable and amortizable assets compared to amounts assigned to goodwill, which is not amortized, can significantly affect the results of operations in the period of and periods subsequent to a business combination.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction, and therefore represents an exit price. A fair value measurement assumes the highest and best use of the asset by market participants, considering the use of the asset that is physically possible, legally permissible, and financially feasible at the measurement date. We assign the highest level of fair value available to assets acquired and liabilities assumed based on the following options:

•	Level 1—Quoted prices in active markets for identical assets and liabilities.

•	Level 2—Observable inputs, other than quoted prices, for similar assets or liabilities in active markets.

•	Level 3—Unobservable inputs, which includes the use of valuation models.

Level 2 inputs are typically used to estimate the fair value of acquired machinery, equipment and land and assumed liabilities for asset retirement obligations, environmental remediation and compliance obligations and contingencies.

Level 3 inputs are used to estimate the fair value of acquired mineral reserves, mineral interests and separately-identifiable intangible assets.

There is a measurement period after the acquisition date during which we may adjust the amounts recognized for a business combination. Any such adjustments are based on us obtaining additional information that existed at the acquisition date regarding the assets acquired or the liabilities assumed. Measurement period adjustments are generally recorded as increases or decreases to the goodwill recognized in the transaction. Material adjustments are applied retroactively to the date of acquisition and reported retrospectively. The measurement period ends once we have obtained all necessary information that existed as of the acquisition date, but does not extend beyond one year from the date of acquisition. Any adjustments to assets acquired or liabilities assumed beyond the measurement period are recorded in earnings.

We have invested $234.9 million, $61.6 million and $48.8 million in business combinations and allocated this amount to assets acquired and liabilities assumed during the six months ended June 28, 2014 and the years ended December 28, 2013 and December 29, 2012, respectively.

Goodwill and Goodwill Impairment

Goodwill is tested annually for impairment and in interim periods if certain events occur indicating that the carrying amounts may be impaired. The evaluation involves the use of significant estimates and assumptions and considerable management judgment. Our judgments regarding the existence of impairment indicators and future cash flows are based on operational performance of our businesses, market conditions and other factors. Although there are inherent uncertainties in this assessment process, the estimates and assumptions we use, including estimates of future cash flows, volumes, market penetration and discount rates, are consistent with our internal planning. The estimated future cash flows are derived from internal operating budgets and forecasts for long-term demand and pricing in our industry and markets. If these estimates or their related assumptions change in the future, we may be required to record an impairment charge on all or a portion of our goodwill. Furthermore, we cannot predict the occurrence of future impairment-triggering events nor the affect such events might have on our reported values. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our acquired businesses are impaired. Any resulting impairment loss could have an adverse effect on our financial position and results of operations.

Under the two-step quantitative impairment test, step one of the evaluation of impairment involves comparing the current fair value of each reporting unit to its carrying value, including goodwill. We use a discounted cash flow (“DCF”) model to estimate the current fair value of our reporting units when testing for impairment, as management believes forecasted cash flows are the best indicator of fair value. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including macroeconomic trends in the private construction and public infrastructure industries, the timing of work embedded in our backlog, our performance and profitability under our contracts, our success in securing future sales and the appropriate interest rate used to discount the projected cash flows. Most of these assumptions vary significantly among the reporting units. This discounted cash flow analysis is corroborated by “top-down” analyses, including a market assessment of our enterprise value. We believe the estimates and assumptions used in the valuations are reasonable.

We assessed the fair value of our reporting units in relation to their carrying values as of the first day of the fourth quarter of 2013. Step one of the impairment test concluded that the book values of two of our reporting units, the Utah-based operations in the West region and our one reporting unit in the East region exceeded their estimated fair values. For our remaining reporting units, the estimated fair values were substantially in excess of carrying values ranging from 56% to 182%.

For the Utah-based and East region reporting units, we performed the second step of the goodwill impairment test to measure the amount of the impairment loss, if any. The second step of the test requires the allocation of the reporting unit’s fair value to its assets and liabilities, including any unrecognized intangible assets, in a hypothetical analysis that calculates the implied fair value of goodwill as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill is less than the carrying value, the difference is recorded as an impairment loss. Based on the results of the step two analyses, we recorded impairment charges of $53.3 million and $14.9 million for the Utah-based and East region reporting units, respectively.

Impairment of Long-Lived Assets, Excluding Goodwill

We evaluate the carrying value of long-lived assets, including intangible assets subject to amortization, when events and circumstances indicate that the carrying value may not be recoverable. Long-lived assets are material to our total assets (as of December 28, 2013, net property, plant and equipment, represented 66.7% of total assets) and the evaluation involves the use of significant estimates and assumptions and considerable management judgment. Such indicators may include deterioration in general economic conditions, negative developments in equity and credit markets, adverse changes in the markets in which an entity operates, increases in input costs that have a negative effect on earnings and cash flows, or a trend of negative or declining cash flows over multiple periods, among others. A one year increase or decrease in the average useful lives of our property, plant and equipment would have affected 2013 depreciation expense by ($4.5) million or $5.2 million, respectively. An impairment charge could be material to our financial condition and results of operations. The carrying value of long-lived assets is considered impaired when the estimated undiscounted cash flows from such assets are less than their carrying value. In that event, we recognize a loss equal to the amount by which the carrying value exceeds the fair value of the long-lived assets.

Fair value is determined by primarily using a cash flow methodology that requires considerable management judgment and long-term assumptions. Our estimate of net future cash flows is based on historical experience and assumptions of future trends, which may be different from actual results. The goodwill impairment recognized at two reporting units was considered to be an indication that the carrying value of long-lived assets may not be recoverable at those reporting units requiring further evaluation. The evaluation indicated that the carrying value of the reporting units’ long-lived assets was less than or equal to the undiscounted future cash flows, resulting in no impairment of the evaluated long-lived assets.

We also consider the identification of an asset for disposal to be an event requiring evaluation of the asset’s fair value. Fair value is often determined to be the estimated sales price, less selling costs. If the carrying value exceeds the fair value, then an impairment charge is recognized equal to the expected loss on disposal. Throughout 2013, we recognized $12.4 million of net losses on asset dispositions, which include both the net loss on disposed assets and losses on assets identified for disposition in the succeeding twelve months. The losses commonly occur because the cash flows expected from selling the asset are less than the cash flows that could be generated from holding the asset for use.

There were no changes to the useful lives of assets having a material effect on our financial position or results of operations in 2013 or 2012.

Revenue Recognition

Revenue for product sales is recognized when evidence of an arrangement exists, the fee is fixed or determinable, title passes, which generally is when the product is shipped, and collection is reasonably assured.

Product revenue generally include sales of aggregates, cement and other materials to customers, net of discounts or allowances, if any, and generally include freight and delivery charges billed to customers. Freight and delivery charges associated with cement sales are recorded on a net basis together with freight costs within cost of sales.

Revenue from the receipt of waste fuels is recognized when the waste is accepted and a corresponding liability is recognized for the costs to process the waste into fuel for the manufacturing of cement or to ship the waste offsite for disposal in accordance with applicable regulations.

We account for revenue and earnings on our long-term paving and related services contracts as service revenue using the percentage-of-completion method of accounting. Under the percentage-of-completion method, we recognize paving and related services revenue as services are rendered. We estimate profit as the difference between total estimated revenue and total estimated cost of a contract and recognize that profit over the life of the contract based on input measures (e.g., costs incurred). We generally measure progress toward completion on long-term paving and related services contracts based on the proportion of costs incurred to date relative to total estimated costs at completion. We include revisions of estimated profits on contracts in earnings under the cumulative catch-up method, under which the effect of revisions in estimates is recognized immediately. If a revised estimate of contract profitability reveals an anticipated loss on the contract, we recognize the loss in the period it is identified.

The percentage-of-completion method of accounting involves the use of various estimating techniques to project costs at completion, and in some cases includes estimates of recoveries asserted against the customer for changes in specifications or other disputes. Contract estimates involve various assumptions and projections relative to the outcome of future events over multiple periods, including future labor productivity and availability, the nature and complexity of the work to be performed, the cost and availability of materials, the effect of delayed performance, and the availability and timing of funding from the customer. These estimates are based on our best judgment. A significant change in one or more of these estimates could affect the profitability of one or more of our contracts. We review our contract estimates regularly to assess revisions in contract values and estimated costs at completion. No material contract adjustments were recognized in 2013 or 2012.

We recognize revenue arising from claims either as income or as an offset against a potential loss only when the amount of the claim can be estimated reliably and its realization is probable. In evaluating these criteria, we consider the contractual/legal basis for the claim, the cause of any additional costs incurred, the reasonableness of those costs and the objective evidence available to support the claim.

Mining Reclamation Obligations

We incur reclamation obligations as part of our mining activities. Our quarry activities require the removal and relocation of significant levels of overburden to access stone of usable quantity and quality. The same overburden material is used to reclaim depleted mine areas, which must be sloped to a certain gradient and seeded to prevent erosion in the future. Reclamation methods and requirements can differ depending on the quarry and state rules and regulations in existence for certain locations. This differentiation affects the potential obligation required at each individual subsidiary. As of December 28, 2013, our undiscounted reclamation obligations totaled $19.7 million, of which 21.9% is expected to be settled within the next five years and the remaining 78.1% thereafter.

Reclamation costs resulting from the normal use of long-lived assets, either owned or leased, are recognized over the period the asset is in use. The obligation, which cannot be reduced by estimated offsetting cash flows, is recorded at fair value as a liability at the obligating event date and is accreted through charges to operating expenses. The fair value is based on our estimate for a third party to perform the legally required reclamation tasks including a reasonable profit margin. This fair value is also capitalized as part of the carrying amount of the underlying asset and depreciated over the estimated useful life of the asset.

The mining reclamation reserve is based on management’s estimate of future cost requirements to reclaim property at both currently operating and closed quarry sites. Costs are estimated in current dollars and inflated until the expected time of payment using a future estimated inflation rate and then discounted back to present value using a credit-adjusted, risk-free rate on obligations of similar maturity adjusted to reflect our credit rating. We review reclamation obligations at least every three years for a revision to the cost or a change in the estimated settlement date. Additionally, reclamation obligations are reviewed in the period that a triggering event occurs that would result in either a revision to the cost or a change in the estimated settlement date. Examples of events that would trigger a change in the cost include a new reclamation law or amendment to an existing mineral lease. Examples of events that would cause a change in the estimated settlement date include the acquisition of additional reserves or early or delayed closure of a site. Any affect to earnings from cost revisions is included in cost of revenue.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks arising from transactions that are entered into in the normal course of business. Our operations are highly dependent upon the interest rate-sensitive construction industry as well as the general economic environment. Consequently, these marketplaces could experience lower levels of economic activity in an environment of rising interest rates or escalating costs. Management has considered the current economic environment and its potential effect to our business. Demand for aggregates-based products, particularly in the residential and nonresidential construction markets, could decline if companies and consumers are unable to obtain financing for construction projects or if an economic recession causes delays or cancellations to capital projects. Additionally, in preceding years, declining tax revenue, state budget deficits and unpredictable or inconsistent federal funding have negatively affected states’ abilities to finance infrastructure construction projects.

Pension and Other Postretirement Plans

At our cement plant, we sponsor two non-contributory defined benefit pension plans for hourly and salaried employees and healthcare and life insurance benefits for certain eligible retired employees. As of January 2014, the pension plans have been frozen to new participants and the healthcare and life insurance benefit plan has been amended to eliminate all future retiree health and life coverage. Our results of operations are affected by our net periodic benefit cost from these plans, which totaled $1.2 million in 2013. Assumptions that affect this expense include the discount rate and, for the pension plans only, the expected long-term rate of return on assets. Therefore, we have interest rate risk associated with these factors.

The healthcare and life insurance benefit plan are exposed to changes in the cost of healthcare services. A one percentage-point increase or decrease in assumed health care cost trend rates would have affected the accumulated postretirement benefit obligation by approximately $1.3 million or $(1.1) million, respectively, at December 28, 2013.

Commodity and Energy Price Risk

We are subject to commodity price risk with respect to price changes in liquid asphalt and energy, including fossil fuels and electricity for aggregates, cement, ready-mixed concrete and asphalt paving mix production, natural gas for hot mix asphalt production and diesel fuel for distribution vehicles and production related mobile equipment. Liquid asphalt escalators in most of our public infrastructure contracts limit our exposure to price fluctuations in this commodity, and we seek to obtain escalators on private and commercial contracts.

Inflation Risk

Inflation rates in recent years have not been a significant factor in our revenue or earnings due to relatively low inflation and our ability to recover increasing costs by obtaining higher prices for our products through sale price escalators in place for most public infrastructure sector contracts. Inflation risk varies with the level of activity in the construction industry, the number, size and strength of competitors and the availability of products to supply a local market.

Variable-Rate Borrowing Facilities

We have $150.0 million of revolving credit commitments and $422.0 million of term loans under the Senior Secured Credit Facilities, which bear interest at a variable rate. In February 2013, we entered into amendments to our senior secured credit facilities that, among other things, reduced the applicable margins used to calculate interest rates for term loans under our credit facilities by 1.0% and reduced the applicable margins used to calculate interest rates for $131.0 million of $150.0 million Tranche A revolving credit loans available under the Senior Secured Credit Facilities by 1.0%. Had this reduction been in place throughout 2012, our interest expense would have been reduced by $4.4 million. A hypothetical 100-basis-point increase in interest rates on the December 28, 2013 outstanding Revolver borrowings of $26.0 million would increase interest expense by $0.3 million on an annual basis. The interest rate on the term loans has a floor of 1.25%. The rate in effect at December 28, 2013 was 0.25%. As a result, the 100-basis-point increase in the interest rate at December 28, 2013 would not result in a rate greater than the floor rate of 1.25%. Therefore, a hypothetical 100-basis-point increase in the term loans’ interest rate would have no effect on annual interest expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF CONTINENTAL CEMENT COMPANY, L.L.C.

You should read the following discussion of Continental Cement’s results of operations and financial condition with Continental Cement’s audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Continental Cement’s actual results may differ materially from those contained in any forward-looking statements.

Overview

Continental Cement produces Portland cement at its highly-efficient, state-of-the-art, dry cement manufacturing plant located in Hannibal, Missouri and has distribution terminals in Hannibal and St. Louis, Missouri and Bettendorf, Iowa. Continental Cement’s primary customers are ready-mixed concrete and concrete products producers and contractors located in the Midwestern United States. In addition to producing cement, Continental Cement secures, processes and blends hazardous and nonhazardous waste materials primarily for use as supplemental fuels in the cement manufacturing process. Continental Cement’s primary customers for this service are commercial transportation disposal facilities and petroleum and chemical manufacturers located in the continental United States.

Continental Cement’s products serve a variety of end uses in its market, including residential and non-residential, agricultural and public infrastructure projects and is used in most forms of construction activities. For the year ended December 28, 2013, approximately 74% of Continental Cement’s revenue related to residential and nonresidential construction and agriculture and the remaining approximately 26% related to public infrastructure construction. Continental Cement believes exposure to various end use markets and geographic markets in the Midwestern United States affords greater stability through economic cycles and positions it to capitalize on upside opportunities when recoveries in residential and non-residential construction occur. Continental Cement believes it is a top 25 supplier of cement in the United States by volume and the primary supplier within its local market.

Business Trends and Conditions

Continental Cement’s sales and earnings are sensitive to national, regional and local economic conditions and particularly to cyclical changes in construction spending, especially in the private sector. From a macroeconomic view, Continental Cement sees positive indicators for the construction sector, including upward trends in housing starts, construction employment and highway obligations. All of these factors are expected to result in increased construction activity in the relatively near future as compared to the recently preceding years.

Public infrastructure projects, driven by both federal and state funding programs, represent a significant share of the U.S. construction materials market. The existing federal transportation funding program, MAP-21, expires September 30, 2014. Although there is uncertainty as to what will succeed MAP-21, funding increases are not expected in the short term. Management also continues to monitor the status of the Highway Trust Fund. On August 1, 2014, a Highway Trust Fund extension bill was enacted. The bill provides approximately $10.8 billion of funding, which is expected to last until May 2015. With the nation’s infrastructure aging, management expects U.S. infrastructure investment to grow over the long term and believes that Continental Cement is well positioned to capitalize on any such increase in investment.

In addition to federal funding, highway construction and maintenance funding is also available through state, county and local agencies. Continental Cement generated 54% of its revenue in Missouri in the first half of 2014. Missouri’s annual construction funding committed to essential road and bridge programs is approximately $700.0 million. In addition, Missouri’s transportation funds are constitutionally protected and may only be spent on transportation projects.

Continental Cement’s business is also seasonal in nature; its products are consumed outdoors. Severe weather, seasonal changes and other weather-related conditions can significantly affect the sales volumes of Continental Cement’s products. Winter weather months are generally periods of lower sales as Continental Cement’s customers have fewer active projects. Typically, the highest sales and earnings are in the second and third quarters and the lowest are in the first and fourth quarters. Periods of heavy rainfall also adversely affect customers’ work patterns and demand for Continental Cement’s products. Freezing or flooding of the Mississippi River can adversely affect Continental Cement’s barge distribution channel resulting in lower sales volumes during the affected period. Continental Cement’s working capital may vary greatly during peak periods, but generally returns to comparable levels as its operating cycle is completed each fiscal year.

Cement production is a capital-intensive business with variable costs dominated by raw materials and energy required to fuel the kiln. Building new plants is challenging given the extensive permitting that is required and significant costs. Management estimates new plant construction costs in the United States to be between $250-300 per ton. Assuming construction costs of $275 per ton, a 1.25 million ton facility, comparable to Continental Cement’s plant’s potential annual capacity, would cost approximately $343.8 million to construct.

As reported by the PCA in the 2013 North American Cement Industry Annual Yearbook, consumption is down significantly from the industry peak of 141 million tons in 2005 to 86 million tons in 2012 because of the decline in U.S. construction sector activity. Domestic cement consumption has at times outpaced domestic production capacity with the shortfall being supplied with imports, primarily from China, Canada, Greece, Mexico and South Korea. The PCA reports that cement imports declined since their peak of 39 million tons in 2006 to 8 million tons in 2012, in a manner indicative of the industry’s general response to the current demand downturn. In addition to the reduction in imports, U.S. capacity utilization declined from 95% in 2006 to 66% in 2012 according to the PCA. Continental Cement operated above the industry mean at 78% capacity utilization in 2013 as its markets did not suffer the pronounced demand declines seen in states like Florida, California and Arizona. Demand is seasonal in nature with nearly two-thirds of U.S. consumption occurring between May and October, coinciding with end-market construction activity.

On December 20, 2012, the EPA signed the final NESHAP rule, which was less stringent than previous drafts. The PCA had estimated based on the draft rule that 18 plants could be forced to close due to the inability to meet NESHAP standards or because the compliance investment required may not be justified on a financial basis. Continental Cement’s plant utilizes alternative fuel (hazardous and non-hazardous) as well as coal and petroleum coke and, as a result, is subject to HWC-MACT standards, rather than NESHAP. Management expects HWC-MACT standards to generally conform to NESHAP, for which Continental Cement is substantially in compliance, ahead of the effective date of the NESHAP standards. Any additional costs to comply with the HWC-MACT standards are not expected to be material.

Components of Operating Results

Revenue

Continental Cement derives its revenue by selling cement and from the receipt of waste fuels, which are converted into fuel and used in the manufacturing of cement. Revenue derived from cement sales is recognized when risks associated with ownership have passed to customers. Typically this occurs when customers haul product from Continental Cement’s locations or when products are shipped. Product revenue includes sales of cement to customers, net of discounts, allowances and taxes, as applicable. Revenue from the receipt of waste fuels is classified as service revenue and is based on fees charged for the waste disposal, which are recognized when the waste is accepted.

Operating Costs and Expenses

The key components of Continental Cement’s operating costs and expenses consist of the following:

Cost of revenue (exclusive of items shown separately below)

Cost of revenue consists of all production and delivery costs as well as costs to dispose of waste fuels. Such costs primarily include labor, repair and maintenance, utilities, raw materials, fuel, transportation and manufacturing overhead. Continental Cement’s cost of revenue is directly affected by fluctuations in commodity energy prices, primarily coal and natural gas. Continental Cement attempts to limit its exposure to changes in commodity energy prices by entering into annual forward purchase commitments when appropriate.

General and administrative expenses

General and administrative expenses consist primarily of salaries and personnel costs for Continental Cement’s sales and marketing, administration, finance and accounting, legal, information systems and human resources employees. Additional expenses include consulting and professional fees, travel, insurance and other corporate expenses.

Depreciation, depletion, amortization and accretion

Continental Cement’s business is capital intensive. Continental Cement carries property, plant and equipment at cost, net of applicable depreciation and depletion, on its balance sheet. Depreciation on property, plant and equipment is computed on a straight-line basis over the estimated useful life of the asset or based on the economic usage of the asset. Depletion of mineral reserves is calculated for proven and probable reserves by the units of production method on a site-by-site basis. The general range of depreciable lives by fixed asset category, excluding mineral reserves is as follows:

Buildings and improvements	30 - 40 years
Plant, machinery and equipment	3 - 40 years
Mobile equipment and barges	3 - 20 years
Other	3 - 7 years

Amortization expense is the periodic expense related to Continental Cement’s environmental permits and trade name. The environmental permits are generally amortized on a straight-line basis over three years. The trade name asset is amortized on a straight-line basis over its 10 year estimated useful life.

Accretion expense is recorded using the effective interest method and is related to the accrued mining reclamation liabilities.

Results of Operations

The following discussion of Continental Cement’s results of operations is focused on the material financial measures management uses to evaluate the performance of its business. Operating income and margins are discussed in terms of changes in volume, pricing and customer mix. Continental Cement’s product revenue reflects cement sales, and its service revenue reflects revenue from the acceptance of waste fuels.

In 2013, Continental Cement changed its fiscal year from a calendar year to a 52-53 week year with each quarter composed of 13 weeks ending on a Saturday, consistent with that of Summit Materials. The 53 week year occurs approximately once every seven years. The additional week in the 53 week year will be included in the fourth quarter. Continental Cement’s six months ended June 28, 2014 included a full 26 weeks, or 182 days, of results compared to the six months ended June 29, 2013, which included 184 days. The effect of this change to Continental Cement’s financial position and results of operations is immaterial.

Non-GAAP Performance Measures

Continental Cement evaluates the performance of its business and allocates its resources based on several factors, including a measure it calls Adjusted EBITDA. Continental Cement defines Adjusted EBITDA as net income (loss) before interest expense and depreciation, depletion, amortization and accretion. Accretion is recognized on asset retirement obligations and reflects the time value of money. Since accretion is similar in nature to interest expense, it is treated consistently with interest expense and is excluded from Adjusted EBITDA.

Adjusted EBITDA reflects an additional way of viewing aspects of Continental Cement’s business that, when viewed with Continental Cement’s results determined in accordance with GAAP and the accompanying reconciliations to GAAP financial measures included in the tables below, may provide a more complete understanding of factors and trends affecting Continental Cement’s business. However, it should not be construed as being more important than other comparable GAAP measures and must be considered in conjunction with GAAP measures. In addition, non-GAAP financial measures are not standardized; therefore it may not be possible to compare such financial measures with other companies’ non-GAAP financial measures having the same or similar names. Continental Cement strongly encourages investors to review its consolidated financial statements in their entirety and not rely on any single financial measure.

Reconciliation of Net (Loss) Income to Adjusted EBITDA

The table below reconciles Continental Cement’s net (loss) income to Adjusted EBITDA for each of the periods indicated.

	Six months ended		Year ended
(in thousands)	June 28, 2014	June 29, 2013	December 28, 2013	December 31, 2012	December 31, 2011
Net (loss) income	$(1,973)	$(4,960)	$9,865	$6,625	$2,462
Interest expense	5,894	5,635	11,053	12,622	14,621
Depreciation, depletion and amortization	6,991	5,710	11,732	10,449	9,956
Accretion	54	40	80	30	28

Adjusted EBITDA	$10,966	$6,425	$32,730	$29,726	$27,067

Consolidated Results of Operations

The table below sets forth Continental Cement’s consolidated results for each of the periods indicated.

	Six months ended		Year ended
(in thousands)	June 28, 2014	June 29, 2013	December 28, 2013	December 31, 2012	December 31, 2011
Revenue	$42,450	$39,585	$96,249	$94,882	$79,488
Cost of revenue (excluding items shown separately below)	27,627	27,832	55,242	58,319	47,721
General and administrative expenses	3,868	5,400	8,367	6,706	4,761
Depreciation, depletion, amortization and accretion	7,045	5,750	11,812	10,479	9,984

Operating income	3,910	603	20,828	19,378	17,022
Other (income) expense, net	(11)	(72)	(90)	131	(61)
Interest expense	5,894	5,635	11,053	12,622	14,621

Net (loss) income	$(1,973)	$(4,960)	$9,865	$6,625	$2,462

Six Months ended June 28, 2014 Compared to Six Months ended June 29, 2013

	Six months ended
(in thousands)	June 28, 2014	June 29, 2013	Variance
Revenue	$42,450	$39,585	7.2%
Operating income	3,910	603
Operating margin	9.2%	1.5%	548.4%
Adjusted EBITDA	$10,966	$6,425	70.7%

Continental Cement’s revenue increased 7.2% in the six months ended June 28, 2014. Pricing improved 10.8% due to overall price improvements in the market and a change in cement customer mix away from high-volume sales.

Operating margin, which Continental Cement defines as operating income as a percentage of revenue, decreased 4.4% in the second quarter of 2014. Depreciation, depletion, amortization and accretion increased $0.9 million as a result of the continued investment in the business, including the development of an underground mine, for which Continental Cement began recognizing depreciation in 2014. Adjusted EBITDA improved $1.0 million, or 8.4%, in the second quarter of 2014 primarily due to the revenue growth discussed above.

Operating margin in the six months ended June 28, 2014 improved 7.7% in the second quarter of 2014 and Adjusted EBITDA improved $4.5 million, or 70.7%. This profit improvement was primarily a result of a $1.3 million curtailment benefit related to the postretirement healthcare plan recognized in the six months ended June 28, 2014 and a $1.8 million charge recorded in the six months ended June 29, 2013 for costs to remove a sunken barge from the waterway, offset by a decrease in operating margin in the second quarter of 2014 discussed above.

Fiscal Year 2013 Compared to 2012

(in thousands)	2013	2012	Variance
Revenue	$96,249	$94,882	$1,367	1.4%
Operating income	20,828	19,378	1,450	7.5%
Operating margin	21.6%	20.4%
Adjusted EBITDA	$32,730	$29,726	$3,004	10.1%

Continental Cement’s revenue increased from $94.9 million in 2012 to $96.2 million in 2013. Approximately $2.1 million of this increase was from the waste fuels processing business, offset in part by a $0.8 million decrease in revenue from cement sales. The average selling price of cement increased 3.4% in 2013, offset by a decrease in tons sold of 4.1%.

Operating income increased $1.5 million and operating margin increased from 20.4% in 2012 to 21.6% in 2013. In addition, Adjusted EBITDA increased $3.0 million to $32.7 million in 2013 from $29.7 million in 2012. These profit improvements were primarily due to the increase in the average selling price of cement discussed above and due to an increase in the average tipping fee for the waste received.

Fiscal Year 2012 Compared to 2011

(in thousands)	2013	2012	Variance
Revenue	$94,882	$79,488	$15,394	19.4%
Operating income	19,378	17,022	2,356	13.8%
Operating margin	20.4%	21.4%
Adjusted EBITDA	$29,726	$27,067	$2,659	9.8%

Continental Cement’s revenue increased from $79.5 million in 2011 to $94.9 million in 2012. Approximately $4.7 million of the increase in revenue is from the waste fuels processing business and selling 11.1% more cement tons. However, a significant portion of the increased volume represented tons sold wholesale, which resulted in a decrease in the average selling price partially offsetting the revenue growth.

Operating margin declined from 21.4% in 2011 to 20.4% in 2012 due to the decrease in average selling price discussed above.

Adjusted EBITDA improved $2.7 million, or 9.8%, in 2012 to $29.7 million. The increase in Adjusted EBITDA was a result of the increased sales to higher volume customers at lower prices and, to a lesser extent, increased waste fuel volumes.

Other Financial Information

Interest Expense

Interest expense decreased $1.6 million to $11.1 million in 2013 compared to $12.6 million in 2012. The decrease in Continental Cement’s interest expense was due to approximately $0.6 million of interest expense capitalized with the development of the underground mine, a decrease in the average debt balance and a decrease in the weighted average borrowing rate as a result of Summit Materials’ February 2013 repricing, in which the borrowing rate on Summit Materials’ senior secured credit facility was reduced by 1.0%. The favorable pricing adjustment for Summit Materials had a corresponding effect on Continental Cement’s borrowing rate with Summit Materials. Continental Cement’s average debt balance, calculated using the 2012 year-end balance and the balance at the end of each quarter in 2013 was $155.9 million, compared to $157.9 million in the comparable prior year periods.

Interest expense decreased $2.0 million to $12.6 million in 2012 compared to $14.6 million in 2011. The decrease in Continental Cement’s interest expense was primarily due to a decrease in the weighted-average interest rate from 9.0% in 2011 to 7.7% in 2012. The decreased interest rate was a result of Summit Materials’ refinancing in January 2012, which had a corresponding effect on Continental Cement’s borrowing rate with Summit Materials.

Liquidity and Capital Resources

Continental Cement’s primary sources of liquidity include cash provided by its operations and amounts available for borrowing from Summit Materials. Continental Cement participates in Summit Material’s centralized banking system, through which excess funds are swept to Summit Materials at the end of each day and Continental Cement’s accounts are funded each day for amounts presented for payment. As a result, the cash balance held at Continental Cement is nominal.

Given the seasonality of its business, Continental Cement typically experiences significant fluctuations in working capital needs and balances throughout the year. Sales peak in the summer and fall months, but cement production occurs throughout the year with the exception of scheduled plant maintenance in the first and third quarters.

Working capital requirements generally increase during the first half of the year as management focuses on repair and maintenance and builds up inventory for the upcoming construction season. For example, cash used in operating activities in the six months ended June 29, 2013 was $7.7 million compared to full year 2013 net cash provided by operating activities of $18.6 million. Cash used in operating activities in the six months ended June 28, 2014 was $10.8 million.

Continental Cement believes it has sufficient financial resources from its liquidity sources to fund its business and operations, including contractual obligations, capital expenditures and debt service obligations for at least the next twelve months. There were no restricted cash balances as of December 28, 2013 or December 31, 2012.

Continental Cement’s Long-term Debt

Please refer to note 6 to Continental Cement’s consolidated audited financial statements included elsewhere in this report for detailed information on Continental Cement’s indebtedness and scheduled maturities of long-term debt due to Summit Materials. At June 28, 2014 and December 28, 2013, Continental Cement had $155.1 million and $155.6 million of debt outstanding, respectively. The interest rate in effect at June 28, 2014 was 3.7%.

The terms of Summit Materials’ debt limit certain transactions of its subsidiaries, including those of Continental Cement. Continental Cement’s ability to incur additional indebtedness or issue certain preferred shares, pay dividends to its noncontrolling members, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets or enter into certain transactions with affiliates is limited.

January 2012 Financing Transactions

On January 30, 2012, Summit Materials refinanced its consolidated outstanding indebtedness. The refinancing of the pre-existing long-term debt was partially accounted for as an extinguishment. As a result of the January 2012 financing transactions, Continental Cement’s existing debt was repaid by Summit Materials and was replaced by $156.8 million of long-term debt due to Summit Materials. In addition, Continental Cement recognized a charge to earnings of $0.3 million related to financing fees on the debt that was repaid.

Cash Flows

The following tables summarize Continental Cement’s net cash used for or provided by operating, investing and financing activities and Continental Cement’s capital expenditures for each of the periods indicated (in thousands):

	Six months ended		Year ended
(in thousands)	June 28, 2014	June 29, 2013	December 28, 2013	December 31, 2012	December 31, 2011
Net cash (used for) provided by
Operating activities	$(10,764)	$(7,672)	$18,589	$22,379	$5,031
Investing activities	(12,166)	(15,888)	(18,473)	(23,035)	(6,942)
Financing activities	22,929	22,969	(706)	1,200	1,957
Cash paid for capital expenditures	$(12,166)	$(15,888)	$(25,594)	$(12,805)	$(7,110)

Operating activities

For the six months ended June 28, 2014, cash used in operating activities was $10.8 million as a result of:

•	Net loss of $2.0 million, adjusted for non-cash expenses of $7.9 million, which were primarily attributable to depreciation, depletion, amortization and accretion expense.

•	Cash utilization for working capital needs approximating $16.7 million, which was primarily composed of $11.9 million in increased accounts receivable and the build-up of inventories and a $2.0 million reduction in accounts payable and accrued expenses. As Continental Cement’s products are used outdoors, sales in the spring and summer months exceed those in winter months. As a result, uncollected receivables are typically greater at the end of the second and third quarters and then those amounts are converted to cash as the operating cycle is completed each fiscal year. The cash expenditures related to inventory reflect the build-up of inventory levels to prepare the business for increased sales volumes in the summer and fall. Also affecting working capital was $5.9 million of interest payments in 2014.

For the six months ended June 29, 2013, cash used in operating activities was $7.7 million as a result of:

•	Net loss of $5.0 million, adjusted for non-cash expenses of $6.0 million, which were primarily attributable to depreciation, depletion, amortization and accretion expense.

•	Cash utilization for working capital needs approximating $8.7 million, which was primarily composed of $3.6 million in increased accounts receivable, $2.6 million for the build-up of inventory and $1.6 million reduction in accounts payable and accrued expenses, consistent with the seasonality of Continental Cement’s business. Also affecting working capital was $7.4 million of interest payments in 2013.

For the year ended 2013, cash provided by operating activities was $18.6 million, driven by income of $21.7 million, net of $11.8 million of depreciation, depletion, amortization and accretion expense, offset by a $3.3 million increase in inventory. Sales volume in 2013 was 4.1% less than 2012 resulting in elevated inventory levels at the end of 2013.

For the year ended 2012, cash provided by operating activities was $22.4 million, driven by income of $17.1 million, net of $10.5 million of depreciation, depletion, amortization and accretion expense, as well as a $2.8 million reduction in inventory. The reduction in inventory was driven by the 11.1% increase in cement tons sold.

For the year ended 2011, cash provided by operating activities was $5.0 million, driven by income of $12.4 million, net of $10.0 million of depreciation, depletion, amortization and accretion expense, offset by a $3.2 million increase in inventory and a $4.1 million increase in accounts receivable and other assets.

Investing activities

For the six months ended June 28, 2014, cash used for investing activities was $12.2 million, which was used for capital investments. The capital expenditures included enhancement costs incurred during the cement plant’s annual scheduled winter shutdown, as well as continued development of an underground aggregates mine on Continental Cement’s Hannibal, Missouri property where its cement plant is located ($4.1 million).

For the six months ended June 29, 2013, cash used for investing activities was $15.9 million, which related to capital investments. The capital expenditures were primarily a result of enhancement costs incurred during the cement plant’s annual scheduled winter shutdown, as well as continued development of the underground aggregates mine ($7.8 million) and a storage dome in St. Louis, Missouri ($2.6 million), which is used to store cement product.

For the year ended 2013, cash used for investing activities was $18.5 million from capital expenditures. The capital expenditures were primarily a result of continued development of the underground aggregates mine ($15.3 million), a storage dome in St. Louis, Missouri ($2.8 million), which is being used to store cement product, and enhancement costs incurred during the cement plant’s annual scheduled shutdowns.

For the year ended 2012, cash used for investing activities was $23.0 million. Cash used for investing activities was affected by $10.2 million of net loans to Continental Cement’s sister companies. Due to strong cash flow provided by operations, Continental Cement was a net lender to Continental Cement’s sister companies in 2012. Continental Cement also invested $5.0 million in the development of an underground aggregates mine.

For the year ended 2011, cash used for investing activities was $6.9 million, $7.1 million of which was on capital expenditures, primarily replacement and maintenance parts.

Financing activities

For the six months ended June 28, 2014 and June 29, 2013, cash provided by financing activities was $22.9 million and $23.0 million, respectively, primarily driven by $23.1 million and $23.3 million, respectively, of net borrowings from Summit Materials to fund working capital requirements and capital investments.

For the year ended 2013, cash used for financing activities was $0.7 million reflective of payments on long-term debt.

For the year ended 2012, cash provided by financing activities was $1.2 million, which was primarily net borrowings from Summit Materials.

For the year ended 2011, cash provided by financing activities was $2.0 million, primarily driven by net borrowings and repayments on long-term debt.

Cash paid for capital expenditures

Continental Cement estimates that it will incur between $18.0 million and $21.0 million in capital expenditures in 2014, which it has funded or expects to fund through cash on hand, cash from operations and available borrowings under Summit Materials’ credit facilities. A significant portion of Continental Cement’s anticipated capital expenditures in 2014 relate to the continued development of the underground aggregates mine, which was substantially completed in the first quarter of 2014. Continental Cement expects to spend approximately $5.9 million during 2014 on this project, of which $4.1 million was spent during the first half of 2014. Production of the underground mine was sufficiently advanced that Continental Cement began recognizing depreciation on it in the first half of 2014. The underground mine is expected to provide Continental Cement with access to over 200 years of proven and probable limestone reserves.

Continental Cement expended approximately $25.6 million in capital expenditures in 2013 compared to $12.8 million in 2012. A significant portion of the increase in capital expenditures in 2013 related to developing an underground aggregates mine to extract limestone on Continental Cement’s Hannibal, Missouri property where its cement plant is located. The underground mine is expected to be completed in 2014. Continental Cement spent $15.3 million on the underground mine development in 2013, as compared to $5.0 million in 2012.

Continental Cement expended approximately $12.8 million in capital expenditures in 2012 compared to $7.1 million in 2011. A significant portion of the increase in capital expenditures in 2012 relates to developing an underground aggregates mine. Continental Cement spent $5.0 million on the underground aggregates mine development in 2012, as compared to $0.2 million in 2011.

Contractual Obligations

The following table presents, as of December 28, 2013, Continental Cement’s obligations and commitments to make future payments under contracts and contingent commitments (in thousands):

	Total	2014	2015-2016	2017-2018	Thereafter
Short-term borrowings and long-term debt, including current portion	$155,608	$1,018	$2,291	$1,782	$150,517
Operating lease obligations	2,184	378	666	582	558
Interest payments(1)	67,826	11,437	23,975	21,257	11,157
Pensions and other post-retirement plans(2)	4,880	972	2,410	1,280	218
Asset retirement obligation payments	1,426	—	1,067	—	359

Total contractual obligations(3)	$231,924	$13,805	$30,409	$24,901	$162,809

(1)	Future interest payments were calculated using the applicable floating rate charged by Summit Materials in effect as of December 28, 2013 and may differ from actual results.
(2)	Amounts represent estimated future payments to fund Continental Cement’s defined benefit plans.
(3)	Any future payouts on the redeemable members’ interest are excluded from total contractual obligations as the expected timing of settlement is not estimable.

Commitments and Contingencies

Continental Cement is party to certain legal actions arising from the ordinary course of business activities. Accruals are recorded when the outcome is probable and can be reasonably estimated in accordance with applicable accounting requirements. While the ultimate results of claims and litigation cannot be predicted with certainty, management expects that the ultimate resolution of all current, pending or threatened claims and litigation will not have a material effect on Continental Cement’s consolidated results of operations, financial position or liquidity.

In February 2011, Continental Cement incurred a property loss related to a sunken barge with cement product aboard. During the six months ended June 29, 2013, Continental Cement recorded a $1.8 million charge for costs to remove the barge from the waterway. As of June 28, 2014 and December 28, 2013, Continental Cement had $0.4 million and $0.9 million, respectively, included in accrued expenses as management’s best estimate of the remaining costs to remove the barge.

Continental Cement is obligated under various firm purchase commitments for certain raw materials and services that are in the ordinary course of business. The terms of the purchase commitments are generally less than one year. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on Continental Cement’s financial position, results of operations or liquidity.

Off-Balance Sheet Arrangements

As of June 28, 2014, Continental Cement had no material off-balance sheet arrangements.

New Accounting Standards

In May 2014, the FASB issued a new accounting standard to improve and converge the financial reporting requirements for revenue from contracts with customers. Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, prescribes a five-step model for revenue recognition that will replace most existing revenue recognition guidance in GAAP. The ASU will supersede nearly all existing revenue recognition guidance under GAAP and provides that an entity recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption and will become effective for Continental Cement in the first quarter of 2017. Early adoption is prohibited. Management is currently assessing the effect that the adoption of this standard will have on the consolidated financial statements.

Critical Accounting Policies

Continental Cement’s management’s discussion and analysis of its financial condition and results of operations is based on its consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period.

On an ongoing basis, management evaluates its estimates, including those related to the allowance for doubtful accounts, inventories, goodwill, asset retirement obligations and the redeemable members’ interest. Continental Cement bases its estimates and judgments on historical experience and on various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

Revenue for cement sales is recognized when evidence of an arrangement exists, the fee is fixed or determinable, title passes, which is generally when the product is shipped, and collection is reasonably assured. Cement sales are recorded net of discounts, allowances and sales taxes, as applicable. Continental Cement records freight revenue on a net basis together with freight costs within cost of sales.

Revenue from the receipt of waste fuels is recognized when the waste is accepted and a corresponding liability is recognized for the costs to process the waste into fuel for the manufacturing of cement or to ship the waste offsite for disposal in accordance with applicable regulations.

Goodwill and Goodwill Impairment

Goodwill is tested annually for impairment and in interim periods if certain events occur indicating that the carrying amounts may be impaired. The impairment evaluation involves the use of significant estimates and assumptions and considerable management judgment. Continental Cement’s judgments regarding the existence of impairment indicators and future cash flows related to goodwill are based on operational performance of its business, market conditions and other factors. Although there are inherent uncertainties in this assessment process, the estimates and assumptions management uses, including estimates of future cash flows, volumes, market penetration and discount rates, are consistent with its internal planning. The estimated future cash flows are derived from internal operating budgets and forecasts for long-term demand and pricing in Continental Cement’s industry and market. If these estimates or their related assumptions change in the future, Continental Cement may be required to record an impairment charge on all or a portion of its goodwill. Management cannot predict the occurrence of future impairment-triggering events nor the effect such events might have on its reported values. Future events could cause management to conclude that impairment indicators exist and that goodwill is impaired. Any resulting impairment loss could have an adverse effect on Continental Cement’s financial position and results of operations.

Continental Cement performed its annual assessment of goodwill in the fourth quarter of 2013 for its reporting unit for which Continental Cement’s senior management regularly reviews the operating results. Under the two-step quantitative impairment test, the evaluation of impairment involves comparing the current fair value of the reporting unit to its carrying value, including goodwill. Continental Cement uses a DCF model to estimate the current fair value of its reporting unit when testing for impairment, as Continental Cement’s management believes forecasted cash flows are the best indicator of such fair value. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including macroeconomic trends in the private construction and public infrastructure industries, its success in securing future sales and the appropriate interest rate used to discount the projected cash flows. This discounted cash flow analysis is corroborated by “top-down” analyses, including a market assessment of Continental Cement’s enterprise value.

As of the first day of the fourth quarter of 2013, Continental Cement’s fair value was assessed in relation to its carrying value. As a result of this analysis, Continental Cement determined that the estimated fair value is substantially in excess of its carrying values (greater than 55.9%). Continental Cement recorded no goodwill impairment charges in the current or previous years.

Impairment of Long-Lived Assets, Excluding Goodwill

Long-lived assets are material to Continental Cement’s total assets. As of December 28, 2013, net property, plant and equipment represented 84% of total assets. Continental Cement evaluates the carrying value of long-lived assets, including intangible assets subject to amortization, when events and circumstances indicate that the carrying value may not be recoverable. Such indicators may include deterioration in general economic conditions, negative developments in equity and credit markets, adverse changes in their markets, increases in input costs that have a negative effect on earnings and cash flows or a trend of negative or declining cash flows over multiple periods, among others. An impairment charge could be material to Continental Cement’s financial condition and results of operations. The carrying value of long-lived assets is considered impaired when the estimated undiscounted cash flows from such assets are less than their carrying value. In that event, Continental Cement would recognize a loss equal to the amount by which the carrying value exceeds the fair value of the long-lived assets.

Fair value is determined by primarily using a discounted cash flow methodology that requires the use of estimates and considerable management judgment and long-term assumptions. Continental Cement’s estimate of future cash flows is based on historical experience and assumptions of future trends, which may be different from actual results. There were no material long-lived asset impairments during the years ended December 28, 2013 or December 31, 2012 nor were there any changes to the useful lives of assets having a material effect on Continental Cement’s financial condition and results of operations. A one year increase or decrease in average useful lives of plant and equipment would have affected depreciation expense by ($0.4) million or $0.4 million, respectively, in 2013.

Quantitative and Qualitative Disclosures About Market Risk

Continental Cement is exposed to certain market risks arising from transactions that are entered into in the normal course of business. Continental Cement’s operations are highly dependent upon the interest rate-sensitive construction industry as well as the general economic environment. Consequently, these marketplaces could experience lower levels of economic activity in an environment of rising interest rates or escalating costs.

Continental Cement’s management has considered the current economic environment and its potential effect to Continental Cement’s business. Demand for cement products, particularly in the residential and nonresidential construction markets, could decline if companies and consumers are unable to obtain financing for construction projects or if the economic recession causes delays or cancellations to capital projects. Additionally, declining tax revenue and state budget deficits have negatively affected states’ abilities to finance infrastructure construction projects.

Pension and Other Postretirement Benefit Plans

Continental Cement sponsors two non-contributory defined benefit pension plans for hourly and salaried employees, as well as healthcare and life insurance benefits for certain eligible retired employees. As of January 2014, the pension plans have been frozen to new participants and the healthcare and life insurance benefit plan has been amended to eliminate all future retiree health and life coverage. Continental Cement’s results of operations are affected by its net periodic benefit cost from these plans, which totaled $1.2 million in 2013. Assumptions that affect this expense include the discount rate and, for the pension plans only, the expected long-term rate of return on assets. Therefore, Continental Cement has interest rate risk associated with these factors.

The healthcare and life insurance benefit plan are exposed to changes in the cost of healthcare services. A one percentage-point increase or decrease in assumed health care cost trend rates would have affected the accumulated postretirement benefit obligations by approximately $1.3 million or ($1.1) million, respectively, at December 28, 2013.

Commodity and Energy Price Risk

Continental Cement is subject to commodity price risk with respect to price changes in energy, including fossil fuels, such as natural gas and diesel for cement production activities.

BUSINESS

Overview

We are one of the fastest growing construction materials companies in the United States. Our materials include aggregates, which we supply across the country, primarily in Texas, Kansas, Kentucky, Missouri and Utah, and cement, which we supply in Missouri, Iowa and Illinois. Within our markets, we offer customers a single-source provider for construction materials and related downstream products through our vertical integration. In addition to supplying aggregates to customers, we use the materials internally to produce ready-mixed concrete and asphalt paving mix, which may be sold externally or used in our paving and related services businesses. Our vertical integration creates opportunities to increase aggregates volumes and optimize margin at each stage of production, as well as creating a competitive advantage for us through the efficiency gains, convenience and reliability provided to customers.

In the five years since our first acquisition, we have become a major participant in the U.S. construction materials industry. We believe that, by volume, we are a top 10 aggregates supplier, a top 25 cement producer and a major producer of ready-mixed concrete and asphalt paving mix. Our revenue grew 126% from $405.3 million in 2010 to $916.2 million in 2013 and 31% in the six months ended June 28, 2014 from the six months ended June 29, 2013. Our proven and probable aggregates reserves were 1.9 billion tons as of June 28, 2014. In the six months ended June 28, 2014 and the year ended December 28, 2013, we sold 10.2 million and 17.5 million tons of aggregates, 0.4 million and 1.0 million tons of cement, 1.2 million and 1.2 million cubic yards of ready-mixed concrete and 1.6 million and 3.9 million tons of asphalt paving mix, respectively, across our more than 200 sites and plants.

For the six months ended June 28, 2014 and the year ended December 28, 2013, approximately 54% and 42%, respectively, of our revenue related to residential and nonresidential construction and approximately 46% and 58%, respectively, related to public infrastructure projects. In general, our aggregates, asphalt paving mix and paving and related services businesses are weighted towards public infrastructure projects. Our cement and ready-mixed concrete businesses serve both the private construction and public infrastructure markets.

Private construction includes both residential and nonresidential new construction and the repair and remodel markets. From a macroeconomic view, we see positive indicators for the construction sector, including upward trends in housing starts and construction employment. All of these factors should result in increased construction activity in the private sector. However, we do not expect this recovery to be consistent across the United States. Certain markets, such as Texas, are showing greater, more rapid signs of recovery than other markets.

Public infrastructure includes spending by federal, state and local governments for roads, highways, bridges, airports and other public infrastructure projects. Public infrastructure projects have historically been a relatively stable portion of state and federal budgets. Our operations are primarily focused in states with constitutionally-protected transportation funding sources, which we believe limits our exposure to state and local budgetary uncertainties. The existing federal transportation funding program, MAP-21, expires September 30, 2014. There is uncertainty as to what will succeed MAP-21, and funding increases are not expected in the short term. We also continue to monitor the status of the Highway Trust Fund. On August 1, 2014, a Highway Trust Fund extension bill was enacted. The bill provides approximately $10.8 billion of funding, which is expected to last until May 2015. With the nation’s infrastructure aging, we expect U.S. infrastructure investment to grow over the long term and believe that we are well positioned to capitalize on any such increase in investment.

Markets by Region

We currently operate across 17 U.S states and in Vancouver, Canada through our three regional platforms: West; Central; and East. Each of our operating businesses has its own management team that, in turn, reports to a regional president who is responsible for overseeing the operating businesses, developing growth opportunities, implementing best practices and integrating acquired businesses within the regional platform. Acquisitions are an important element of our strategy, as we seek to enhance value through increased scale and cost savings within local markets.

West Region. Our West region includes operations in Texas, the Mountain states of Utah, Colorado, Idaho and Wyoming and in Vancouver, Canada where we supply aggregates, ready-mixed concrete, asphalt paving mix and paving and related services. As of June 28, 2014, the West region controlled approximately 0.5 billion tons of proven and probable aggregates reserves and $328.6 million of hard assets.

Revenue in the West region grew approximately sixfold from 2010 to 2013 and 49% in the six months ended June 28, 2014 from the six months ended June 29, 2013. Of the West region’s $426.2 million 2013 revenue, approximately 43% was derived from residential and nonresidential construction, and the remaining approximately 57% was derived from public infrastructure spending. During the six months ended June 28, 2014 and the year ended December 28, 2013, approximately 56% and 47% of our revenue and approximately 55% and 25% of our Adjusted EBITDA, excluding corporate charges, were generated in the West region.

In 2014, we continued to expand the West region, with significant growth in Texas through key acquisitions in Houston and the Permian Basin region of West Texas and the establishment of a new platform in Vancouver, Canada with the September acquisition of Mainland. These acquisitions were aggregates and ready-mixed concrete businesses, which led to improved margins in the region. These acquisitions shifted our customer mix; approximately 62% of revenue in the six months ended June 28, 2014 was derived from residential and nonresidential construction, and the remaining approximately 38% was derived from public infrastructure spending.

Central Region. Our Central region extends across the Midwestern United States, most notably in Kansas, Missouri, Nebraska, Iowa and Illinois, where we supply aggregates, cement, ready-mixed concrete, asphalt paving mix and paving and related services. As of June 28, 2014, the Central region controlled approximately 0.5 billion tons of proven and probable aggregates reserves serving its aggregates business and approximately 0.4 billion tons serving its cement business and $541.8 million of hard assets.

Revenue in the Central region grew 56% from 2010 to 2013 and 22% in the six months ended June 28, 2014 from the six months ended June 29, 2013. Of the Central region’s $329.6 million 2013 revenue, approximately 57% was derived from residential and nonresidential construction, and the remaining approximately 43% was derived from public infrastructure spending. The Central region has historically been our most profitable region as it has had a higher proportion of its revenue from materials and products sales than the other regions. During the six months ended June 28, 2014 and the year ended December 28, 2013, approximately 33% and 36%, respectively, of our revenue, respectively, and approximately 48% and 62%, respectively, of our Adjusted EBITDA, excluding corporate charges, was generated in the Central region.

Our cement business serves markets in Missouri, Iowa and Illinois. Our cement plant, commissioned in 2008, is a highly efficient, technologically advanced, integrated manufacturing and distribution system strategically located near Hannibal, Missouri, 100 miles north of St. Louis along the Mississippi River. We utilize an on-site solid, hazardous and liquid waste fuel processing facility, which can reduce the plant’s fuel costs by up to 50%. Our cement plant is covered by HWC-MACT regulations, rather than the EPA’s NESHAP for Portland cement plants, due to its waste fuel processing capabilities. We believe the facility is well positioned to comply with any potential regulatory changes during the foreseeable future.

East Region. Our East region serves markets in Kentucky, South Carolina, North Carolina, Tennessee and Virginia, where we supply aggregates, asphalt paving mix and paving and related services. As of June 28, 2014, the East region controlled approximately 0.5 billion tons of proven and probable aggregates reserves and $163.5 million of hard assets.

Revenue in the East region remained consistent from 2010 to 2013 and in the six months ended June 28, 2014 as compared to the six months ended June 29, 2013. Of the East region’s $160.4 million 2013 revenue, approximately 8% was derived from residential and nonresidential construction, and the remaining approximately 92% was derived from public infrastructure spending. During the year ended December 28, 2013, approximately 18% of our revenue and approximately 13% of our Adjusted EBITDA, excluding corporate charges, was generated in the East region.

Acquisition History

The following table lists acquisitions we have completed since August 2009:

Company	Date of Acquisition	Region
Hamm (predecessor)	August 25, 2009	Central
Hinkle Contracting Company, LLC	February 1, 2010	East
Cornejo	April 16, 2010	Central
Elmo Greer & Sons, LLC	April 20, 2010	East
Continental Cement	May 27, 2010	Central
Harshman Construction L.L.C. and Harshman Farms, Inc.	June 15, 2010	Central
South Central Kentucky Limestone, LLC	July 23, 2010	East
Harper Contracting	August 2, 2010	West
Kilgore Pavement Maintenance, LLC and Kilgore Properties, LLC	August 2, 2010	West
Con-Agg of MO, L.L.C.	September 15, 2010	Central
Altaview Concrete	September 15, 2010	West
EnerCrest Products, Inc.	September 28, 2010	West
RK Hall	November 30, 2010	West
SCS Materials, L.P.	November 30, 2010	West
Triple C Concrete, Inc.	January 14, 2011	West
Elam Construction, Inc.	March 31, 2011	West
Bourbon Limestone Company	May 27, 2011	East
Fischer Quarries, L.L.C.	May 27, 2011	Central
B&B	June 8, 2011	West
Grand Junction Pipe, Inc.	June 10, 2011	West
Industrial Asphalt	August 2, 2011	West
Ramming Paving	October 28, 2011	West
Norris	February 29, 2012	Central
Kay & Kay	October 5, 2012	East
Sandco	November 30, 2012	West
Lafarge	April 1, 2013	Central
Westroc	April 1, 2013	West
Alleyton	January 17, 2014	West
Troy Vines	March 31, 2014	West
Buckhorn Materials	June 9, 2014	East
Canyon Redi-Mix	July 29, 2014	West
Mainland	September 4, 2014	West
Southwest Ready Mix	September 19, 2014	West

Our End Markets

Residential Construction. Residential construction includes single family houses and multi-family units such as apartments and condominiums. Demand for residential construction is influenced by employment prospects, new household formation and mortgage interest rates. In recent years, foreclosures have resulted in an oversupply of available houses, which had dampened the demand for new residential construction in many markets in the United States. However, employment prospects have improved, foreclosure rates have stabilized and demand has begun to grow, although the rate of growth is inconsistent across the United States.

Nonresidential Construction. Nonresidential construction encompasses all privately financed construction other than residential structures. Demand for nonresidential construction is driven by population and economic growth. Population growth spurs demand for stores, shopping centers and restaurants. Economic growth creates demand for projects such as hotels, office buildings, warehouses and factories. The supply of nonresidential construction projects is affected by interest rates and the availability of credit to finance these projects.

Public Infrastructure Construction. Public infrastructure construction includes spending by federal, state and local governments for highways, bridges, airports, schools, public buildings and other public infrastructure projects. Public infrastructure spending has historically been more stable than private sector construction. We believe that public infrastructure spending is less sensitive to interest rate changes and economic cycles and often is supported by multi-year federal and state legislation and programs. A significant portion of our revenue is derived from public infrastructure projects. As a result, the supply of federal and state funding for public infrastructure highway construction significantly affects our public infrastructure end-use business.

Historically, public infrastructure funding has been underpinned by a series of six-year federal highway authorization bills. Federal funds are allocated to the states, which are required to match a portion of the federal funds they receive. Federal highway spending uses funds predominantly from the Federal Highway Trust Fund, which derives its revenue from taxes on diesel fuel, gasoline and other user fees. The dependability of federal funding allows the state departments of transportation to plan for their long term highway construction and maintenance needs. On August 1, 2014, a Highway Trust Fund extension bill was enacted. The bill provides approximately $10.8 billion of funding, which is expected to last until May 2015.

The current transportation funding program, MAP-21, expires September 30, 2014. A new highway bill may be passed by the end of 2014, which would require continuing resolutions between October 1, 2014 and the date a new bill is passed.

Our Competitive Strengths

Leading market positions. We believe each of our operating companies has a top three market share position in its local market achieved through their respective extensive operating history, averaging over 35 years. We believe we are a top 10 supplier of aggregates, a top 25 producer of cement and a major producer of ready-mixed concrete and asphalt paving mix in the United States by volume. We focus on acquiring companies that have leading local market positions in aggregates, which we seek to enhance by building scale with other local aggregates and downstream products and services. The construction materials industry is primarily local in nature due to transportation costs from the high weight-to-value ratio of the products. Given this dynamic, we believe achieving local market scale provides a competitive advantage that drives growth and stability for our business. We believe that our ability to prudently acquire and rapidly integrate multiple businesses has enabled, and will continue to enable, us to become market leaders.

Vertically-integrated business model. We generate revenue across a spectrum of related products and services. We internally supply the majority of the aggregates used in the ready-mixed concrete and asphalt paving mixes that we produce and we internally supply the majority of the asphalt paving mix that our paving crews lay. Approximately 27% of our aggregates production is further processed and sold as a downstream product, such as ready-mixed concrete or asphalt paving mix, or used in our paving and related services business. Approximately 83% of the asphalt paving mix we produce is installed by our own paving crews. Our vertically-integrated business model enables us to operate as a single source provider of materials and paving and related services, creating cost, convenience and reliability advantages for our customers, while at the same time creating significant cross-marketing opportunities among our interrelated businesses. We believe this creates opportunities to increase aggregates volumes and optimize margin at each stage of production, as well as creating a competitive advantage for us through the efficiency gains, convenience and reliability provided to customers.

Significant product and geographic scale. Our ten operating companies operate across 17 U.S. states and Vancouver, Canada in 27 metropolitan statistical areas. Between 2010 and 2013, we grew our revenue by 126%, primarily through acquisitions. The significant revenue growth has brought substantial additional scale to our operations in terms of purchasing. A combination of increased scale and vertical integration present opportunities to improve profitability through cost savings. We have achieved this scale without any significant customer or geographic concentration.

Attractive industry dynamics and structure. We believe the construction materials industry has attractive fundamentals, characterized by high barriers to entry and a stable competitive environment in the majority of markets. Barriers to entry are created by scarcity of raw material resources, limited efficient distribution range, asset intensity of equipment, land required for quarry operations and a time-consuming and complex regulatory and permitting process. In addition, profits are relatively stable throughout various economic cycles, as compared to other businesses in the construction industry, aided by favorable pricing dynamics with historically stable public infrastructure spending. According to the April 2014 U.S. Geological Survey, U.S. aggregates pricing had increased in 65 of the previous 70 years, with growth accelerating since 2002 as continuing resource scarcity in the industry has led companies to focus increasingly on improved pricing strategies. Pricing growth remained strong in 2013 despite volume declines in certain key end markets.

High quality assets and coverage. As a function of our disciplined acquisition strategy and high quality asset base, hard asset values constitute a significant portion of our enterprise value. As of June 28, 2014, the balance sheet book value of our hard assets was $1,033.9 million (excluding $5.8 million at corporate). The majority of our hard asset value was derived from our property, plant and equipment together with the value of our approximately 1.9 billion tons of proven and probable aggregates reserves serving our aggregates and cement businesses. We believe our sizeable quantity of reserves, paired with vertically-integrated, downstream products and services, enables us to better meet the needs of our end-use customers. Assuming production rates in future years are equal to those in 2013, we estimate that the useful life of the proven and probable reserves for our aggregates and cement businesses are over 55 years and 300 years, respectively.

We estimate proven and probable reserves based on the results of drilling. In determining the amount of reserves, our policy is to deduct reserves not available due to property boundaries, set-backs and plant configurations, as deemed appropriate when estimating reserves. Proven reserves are computed from dimensions revealed in outcrops, trenches, workings or drill holes; grades and/or quality are computed from the results of detailed sampling at the sites for inspection, sampling and measurement, which are spaced so closely and the geologic character of which is so well-defined that size, shape, depth and mineral content of reserves can be clearly established. Probable reserves are those for which the quantity and grade and/or quality are computed from information similar to that used for proven reserves except that the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. As a result, the degree of assurance, provided by measurements of our probable reserves is more limited. However, because the difference in the degree of assurance between our proven and probable reserves cannot be readily defined, we present them on a combined basis in this prospectus. From time to time, in connection with certain acquisitions, we engage a third party engineering firm to perform a reserve audit, but we do not perform annual reserve audits.

Our asset base includes a dry process cement plant that was commissioned in 2008. We believe this plant contributes significantly to our asset value given its high replacement cost, large capacity, technologically advanced manufacturing capabilities and favorable environmental performance versus older facilities within the industry that will require upgrades to comply with stringent EPA standards coming into effect in the near term. In addition, our plant is strategically located on the Mississippi River. The U.S. cement industry is regional in nature with customers typically purchasing material from local sources due to transportation costs. According to the PCA 2013 North American Cement Industry Annual Yearbook, nearly 97% of cement sold in the United States was shipped to customers by truck in 2011. However, as a result of our plant’s strategic location on the Mississippi River, approximately 15% of our cement sold in 2013 was shipped by barge, which is more cost-effective than truck transport.

Strong performance in challenging economic environment. We have demonstrated resilient financial performance despite challenging conditions in the broader economy over the last several years. Beginning in 2008, the U.S. construction industry experienced a significant decline in demand resulting in excess capacity at construction materials and related products facilities. Aggregate volumes decreased from 2.6 billion tons in 2008 to 2.1 billion tons in 2012, a 19% decline. However, during this same time period the average price per ton of aggregates in the United States increased from $8.57 in 2008 to $8.91 in 2012, a 4% increase. Consistent with these market trends, our aggregate and cement pricing increased 2% and 5%, respectively, from 2010 to June 28, 2014.

One significant factor that allows for pricing growth in periods of volume declines is that aggregates and asphalt paving mix, have significant exposure to public road construction, which has demonstrated continued growth over the past 30 years, even during times of broader economic softness. The majority of public road construction spending is funded at the state level through the states’ respective departments of transportation. The five key states in which we operate (Texas, Kansas, Kentucky, Missouri and Utah) have funds with constitutionally-protected revenue sources dedicated for transportation projects. These dedicated, earmarked funding sources limit the negative effect current state deficits may have on public spending. As a result, our business exhibits significantly more stability in profitability than witnessed in most other building product subsectors. We believe these business characteristics have helped mitigate the impact of the challenging economic environment on our profitability.

Experienced and proven leadership implementing acquisition strategy. Our management team has a proven track record of creating value. This team is led by Tom Hill, our President and Chief Executive Officer, a 30-year industry veteran. In addition to Mr. Hill, our management team, including corporate and regional operations managers, corporate development, finance executives and other heavy side industry operators, has extensive experience in the industry. Our management team has a track record of executing and successfully integrating acquisitions in the sector. Mr. Hill and his team successfully executed a similar consolidation strategy at another company in the industry, where Mr. Hill led the integration of numerous acquisitions, taking the business from less than $0.3 billion to $7.4 billion in sales from 1992 to 2008 through 173 acquisitions worth approximately $6.3 billion in the aggregate and $36.0 million on average.

Since July 2009, we have acquired 33 companies, successfully integrating the businesses into three regions through the implementation of operational improvements, creation of a world-class safety program and development of a strong leadership team. These acquisitions have helped us achieve significant revenue growth, from $29.3 million in 2009 to $916.2 million in 2013.

Strong sponsor equity commitment. Since our formation in September 2008, our parent company has received equity commitments of $798.1 million, of which $467.5 million has been deployed to execute our disciplined acquisition strategy. Through the deployed equity and debt financings, we have completed 33 acquisitions and have approximately $330.6 million of commitments outstanding.

Our Business Strategy

Drive profitable growth through strategic acquisitions. Our goal is to become a top-five U.S. construction materials company through the successful execution of our acquisition strategy and implementation of best practices to drive organic growth. Based on aggregates sales, in volumes, we believe that we are currently a top-ten player, which has been achieved within five years of our first acquisition. We believe that the relative fragmentation of our industry creates an environment in which we can continue to acquire companies at attractive valuations and increase scale and diversity over time through both platform and bolt-on acquisitions.

We estimate that approximately 65% of the U.S. aggregates market is privately owned. From this group, our senior management team maintains contact with over 300 private companies. These long-standing relationships, cultivated over decades, have been the primary source for our acquisitions thus far and, we believe, will be a key driver to our future growth.

Enhance margins and free cash flow generation through implementation of operational improvements. Our management team includes individuals with decades of experience in our industry and proven success in integrating acquired businesses and organically growing operations. This experience represents a significant source of value to us. Based on our management team’s prior acquisition experience in our industry, we believe margin improvement is achievable within 18 to 24 months of acquisition. These margin improvements are accomplished through proven profit optimization plans, leveraging information technology and financial systems to control costs, managing working capital, achieving scale-driven purchasing synergies and fixed overhead control and reduction. Our regional presidents, supported by our central operations, risk management and finance and information technology teams, drive the implementation of detailed and thorough profit optimization plans for each acquisition post close, which typically includes, among other things, implementation of a systematic pricing strategy and an equipment utilization analyses that assess repair and maintenance spending, the health of each piece of equipment and an utilization review to ensure we are maximizing productivity and selling any pieces of equipment that are not needed in the business.

Leverage vertically-integrated and strategically located operations for growth. We believe that our vertical integration of construction materials, products and services is a significant competitive advantage that we will leverage to grow share in our existing markets and enter into new markets. A significant portion of materials used to produce our products and provide services to our customers are internally supplied, which enables us to operate as a single source provider of materials, products and paving and related services, creating cost, convenience and reliability advantages for our customers, while at the same time creating significant cross-marketing opportunities among our interrelated businesses.

Leverage our position as a preferred buyer of privately held companies in our industry. Our business model fosters entrepreneurship in local markets while reaping the benefits of best practices and economies of scale brought by the larger group. We believe the value proposition we offer to potential sellers has allowed us to largely avoid auctions and instead negotiate terms directly with sellers at attractive valuations. A typical acquisition generally involves keeping the local management team of the acquired business, maintaining key operational decisions at the local level, providing insightful leadership directed by our President and Chief Executive Officer, a 30-year industry veteran, and instilling an uncompromising commitment to employee safety.

Capitalize on expected recovery in U.S. economy and construction markets. The residential and nonresidential markets are starting to show positive growth signs in varying degrees across our markets indicating at least modest growth in the near to medium term. Of our markets, Texas is currently experiencing the most active growth. According to the PCA’s August 2014 Regional Construction InVue, total construction spending in Texas has increased 14.9% from June 2013 to June 2014 and residential and nonresidential spending each increased 0.2% and 39.0%, respectively. We are capitalizing on the growth in the Texas market by significantly increasing our investment there through acquisitions in Houston and the Permian Basin region of west Texas in 2014. We believe that we have sufficient exposure to the residential and nonresidential end-markets to benefit from a potential recovery in all of our markets.

Our Industry

The U.S. construction materials industry is composed of four primary sectors: aggregates; cement; ready-mixed concrete; and asphalt paving mix. Each of these materials is widely used in most forms of construction activity. Participants in these sectors typically range from small, privately-held companies focused on a single product or market to multinational corporations that offer a wide array of construction materials and construction services. Competition is constrained in part by the distance materials can be transported efficiently, resulting in predominantly local or regional operations. Due to the lack of product differentiation, competition for all of our products is predominantly based on price and, to a lesser extent, quality of products and service. As a result, the prices we charge our customers are not likely to be materially different from the prices charged by other producers in the same markets. Accordingly, our profitability is generally dependent on the level of demand for our products and our ability to control operating costs.

Transportation infrastructure projects, driven by both federal and state funding programs, represent a significant share of the U.S. construction materials market. In addition to federal funding, highway construction and maintenance funding is available through state, county and local agencies. Our five largest states by revenue (Texas, Kansas, Kentucky, Missouri and Utah, which represented approximately 25%, 20%, 17%, 12% and 11%, respectively, of our total revenue in 2013) have funds with constitutionally-protected revenue sources dedicated for transportation projects:

•	Texas Department of Transportation’s budget from 2014 to 2016 is $25.3 billion.

•	Kansas has a 10 year $8.2 billion highway bill that was passed in May 2010.

•	Kentucky’s biennial highway construction plan has funding of $3.6 billion from July 2014 to June 2016.

•	Missouri has an estimated $0.7 billion in annual construction funding committed to essential road and bridge programs through 2017.

•	Utah’s transportation investment fund had $3.0 billion committed through 2018.

Demand for our products is observed to have low elasticity in relation to prices. We believe this is partially explained by the absence of competitive replacement products and relatively low contribution of our products to total construction costs. We do not believe that increases in our products’ prices are likely to affect the decision to undertake a construction project since these costs usually represent a small portion of total construction costs.

Aggregates

Aggregates are key material components used in the production of cement, ready-mixed concrete and asphalt paving mixes for the residential, nonresidential and public infrastructure markets and are also widely used for various applications and products, such as road and building foundations, railroad ballast, erosion control, filtration, roofing granules and in solutions for snow and ice control. Generally extracted from the earth using surface or underground mining methods, aggregates are produced from natural deposits of various materials such as limestone, sand and gravel, granite and trap rock. Once extracted, processed and graded, aggregates are supplied directly to their end use or incorporated for further processing into construction materials and products, such as cement, ready-mixed concrete and asphalt paving mix.

According to the March 2014 U.S. Geological Survey, approximately 1.3 billion tons of crushed stone with a value of approximately $11.9 billion was produced in the United States in 2013, in line with the 1.3 billion tons produced in 2012. Sand and gravel production was approximately 935 million tons in 2013 valued at approximately $6.7 billion, up from 899 million tons produced in 2012. The U.S. aggregate industry is highly fragmented relative to other building product markets, with numerous participants operating in localized markets and the top ten players controlling approximately 30% of the national market in 2013. In February 2014, the U.S. Geological Survey reported that a total of 1,550 companies operating 4,000 quarries and 91 underground mines produced or sold crushed stone in 2013 in the United States.

Transportation costs are a major variable in determining aggregate pricing and marketing radius. The cost of transporting aggregate products from the plant to the market often equates to or exceeds the sale price of the product at the plant. As a result of the high transportation costs and the large quantities of bulk material that have to be shipped, finished products are typically marketed locally. High transportation costs are responsible for the wide dispersion of production sites. Where possible, construction material producers maintain operations adjacent to highly populated areas to reduce transportation costs and enhance margins.

We believe that the long-term growth of the market for aggregates is predominantly driven by growth in population, employment and households, which in turn affects demand for nonresidential construction, including stores, shopping centers and restaurants and increases transportation infrastructure spending. In recent years, the recession and subsequent slow recovery in the United States has led to a decrease in overall private and public infrastructure construction activity. While short-term demand for aggregates fluctuates with economic cycles, the declines have historically been followed by strong recovery, with each peak establishing a new historical high. In addition, according to the U.S. Geological Survey, during periods of economic decline in which aggregates volumes sold has decreased, prices have historically continued to grow, as illustrated in the following table:

A significant portion of annual demand for aggregates is derived from large public infrastructure and highway construction projects. According to the Montana Contractors’ Association, approximately 38,000 tons of aggregate are required to construct a one mile stretch of a typical four-lane interstate highway. Highways located in markets with significant seasonal temperature variances are particularly vulnerable to freeze-thaw conditions that exert excessive stress on pavement and lead to more rapid surface degradation. Surface maintenance repairs, as well as general highway construction, occur in the warmer months, resulting in a majority of aggregates production and sales in the period from April through November in most states.

Cement

Portland cement, an industry term for the common cement in general use around the world, is made from a combination of limestone, shale, clay, silica and iron ore. It is a fundamental building material consumed in several stages throughout the construction cycle of residential, nonresidential and public infrastructure projects. It is a binding agent that, when mixed with sand or aggregates and water, produces either ready-mixed concrete or mortar and is an important component of other essential construction materials. Cement is sold either in bulk or in bags as branded products, depending on its final user. Few construction projects can take place without utilizing cement somewhere in the design, making it a key ingredient used in the construction industry. The majority of all cement shipments are sent to ready-mixed concrete operators. The remaining shipments are directed to manufacturers of concrete related products such as block and precast. Nearly two-thirds of U.S. consumption occurs between May and November, coinciding with end-market construction activity.

The principal raw materials in cement are a blend of approximately 80% limestone and approximately 5% shale, with the remaining raw materials being clay and iron ore. Generally, the limestone and shale are mined from quarries located on site with the production plant. These core ingredients are blended and crushed into a fine grind and then preheated and ultimately introduced into a kiln heated to about 3,000°F. Under this extreme heat, a chemical transformation occurs uniting the elements to form a new substance with new physical and chemical characteristics. This new substance is called clinker and it is formed into pieces about the size of marbles. The clinker is then cooled and later ground into a fine powder that then is classified as Portland cement.

Cement production in the United States is distributed among 98 production facilities located across 34 states and is a capital-intensive business with variable costs dominated by raw materials and energy required to fuel the kiln. Building new plants is challenging given the extensive permitting requirements and capital investment requirements. We estimate new plant construction costs in the United States to be approximately $250-300 per ton, not including costs for property or securing raw materials and the required distribution network. Assuming construction costs of $275 per ton, a 1.25 million ton facility, comparable to our cement plant’s potential annual capacity, would cost approximately $343.8 million to construct.

As reported by the PCA in the 2013 North American Cement Industry Annual Yearbook, consumption is down significantly from the industry peak of 141.1 million tons in 2005 to 86.5 million tons in 2012 because of the decline in U.S. construction activity. U.S. cement consumption has at times outpaced domestic production capacity with the shortfall being supplied with imports, primarily from China, Canada, Greece, Mexico and South Korea. The PCA reports that cement imports have declined since their peak of 39.6 million tons in 2006 to 7.8 million tons in 2012, in a manner indicative of the industry’s general response to the current demand downturn. In addition to the reduction in imports, U.S. excess capacity increased from 5% in 2006 to 34% in 2012 according to the PCA. Our cement plant operated above the industry mean at 78% capacity utilization in 2013 as its markets did not suffer the pronounced demand declines seen in states like Florida, California and Arizona.

On December 20, 2012, the EPA signed the final NESHAP rule, which is due to come into effect in 2015 and is less stringent than previous drafts of the rule. The PCA had estimated based on a previous draft rule that 18 plants could be forced to close due to the inability to meet NESHAP standards or because the compliance investment required may not be justified on a financial basis. Our cement plant utilizes alternative fuel (hazardous and non-hazardous) as well as coal and petroleum coke and, as a result, is subject to HWC-MACT standards, rather than NESHAP. We expect HWC-MACT standards to generally conform to NESHAP, for which we believe we are substantially in compliance, ahead of the new standards’ effective date. Any additional costs to comply with the HWC-MACT standards are not expected to be material.

Ready-Mixed Concrete

Ready-mixed concrete is one of the most versatile and widely used materials in construction today. Its flexible recipe characteristics allow for an end product that can assume almost any color, shape, texture and strength to meet the many requirements of end users that range from bridges, foundations, skyscrapers, pavements, dams, houses, parking garages, water treatment facilities, airports, tunnels, power plants, hospitals and schools. The versatility of ready-mixed concrete gives engineers significant flexibility when designing these projects.

Cement, coarse aggregate, fine aggregate, water and admixtures are the primary ingredients that constitute a basic ready-mixed concrete. The cement and water are combined and a chemical reaction is produced called hydration. This paste or binder represents between 15 to 20% of the volume of the mix that coats each particle of aggregate and serves as the agent that binds the aggregates together, according to the NRMCA. The aggregates represent 60 to 75% of the mix by volume, with a small portion of volume (5 to 8%) consisting of entrapped air that is generated by using air entraining admixtures. Once fully hydrated, the workable concrete will then harden and take on the shape of the form in which it was placed.

The quality of a concrete mix is generally determined by the weight ratio of water to cement. Higher quality concrete is produced by lowering the water-cement ratio as much as possible without sacrificing the workability of the fresh concrete. Specialty admixtures such as high range water reducers can aid in achieving this condition without sacrificing quality.

Other materials commonly used in the production of ready-mixed concrete include fly-ash, a waste by-product from coal burning power plants, silica fume, a waste by-product generated from the manufacture of silicon and ferro-silicon metals, and ground granulated blast furnace slag, a by-product of the iron and steel manufacturing process. All of these products have cemetitious properties that enhance the strength, durability and permeability of the concrete. These materials are available directly from the producer or via specialist distributors who intermediate between the ready-mixed concrete producers and the users.

Given the high weight-to-value ratio, delivery of ready-mixed concrete is typically limited to a one-hour haul from a production plant location and is further limited by a 90 minute window in which newly-mixed concrete must be poured to maintain quality and performance. As a result of the transportation constraints, the ready-mixed concrete market is highly localized, with an estimated 5,500 ready-mixed concrete plants in the United States according to the NRMCA. According to the NRMCA, 300.9 million cubic yards of ready-mixed concrete was produced in 2013, which is a 4% increase from the 289.8 million cubic yards produced in 2012 but a 34% decrease from the industry peak of 458.3 million cubic yards in 2005.

Asphalt Paving Mix

Asphalt paving mix is the most common roadway material used today, covering 93% of the more than 2.6 million miles of paved roadways in the United States, according to NAPA.

Typically, asphalt paving mix is placed in three distinct layers to create a flexible pavement structure. These layers consist of a base course, an intermediate or binder course, and a surface or wearing course. These layers vary in thicknesses of three to six inches for base mix, two to four inches for intermediate mix and one to two inches for surface mix.

According to the National Asphalt Pavement Association, the components of asphalt paving mix by weight are approximately 95% aggregates and 5% asphalt cement, a petroleum based product that serves as the binder. The ingredients are then metered, mixed and heated to a temperature in excess of 300° F before being placed in a truck and delivered to the jobsite for final placement.

Asphalt pavement is generally 100% recyclable and reusable and is the most reused and recycled pavement material in the United States. Reclaimed asphalt pavement can be incorporated into new pavement at replacement rates in excess of 30% depending upon the mix and the application of the product. We actively engage in the recycling of previously used asphalt pavement and concrete. This material is crushed and repurposed in the construction cycle. Approximately 68.3 million tons of used asphalt is recycled annually by the industry according to a December 2013 National Asphalt Pavement Association survey.

The use of warm mix asphalt (“WMA”) or “green” asphalt is gaining popularity. The immediate benefit to producing WMA is the reduction in energy consumption required by burning fuels to heat traditional hot mix asphalt (“HMA”) to temperatures in excess of 300°F at the production plant. These high production temperatures are needed to allow the asphalt binder to become viscous enough to completely coat the aggregate in the HMA, have good workability during laying and compaction, and durability during traffic exposure. According to the Federal Highway Administration, WMA can reduce the temperature by 50 to 70°F, resulting in lower emissions, fumes and odors generated at the plant and the paving site.

According to NAPA, there are approximately 4,000 asphalt paving mix plants in the United States and an estimated 360.3 million tons of asphalt paving mix was produced in 2012 which was broadly in line with the estimated 366.0 million tons produced in 2011.

Our Operations

We operate our construction materials and products and paving and related services businesses through local operations and marketing teams, which work closely with our end customers to deliver the products and services that meet each customer’s specific needs for a project. We believe that this strong local presence gives us a competitive advantage by keeping our costs low and allowing us to obtain a unique understanding for the evolving needs of our customers.

We have construction materials operations in 17 U.S. states and in Vancouver, Canada. Our business in each region is vertically-integrated. We supply aggregates internally for the production of cement, ready-mixed concrete and asphalt paving mix, a significant portion of which is used internally by our paving and related services businesses. In the year ended December 28, 2013, approximately 73% of our aggregates production was sold directly to outside customers with the remaining amount being further processed by us and sold as a downstream product. In addition, we operate a municipal waste landfill and a construction and demolition debris landfill in our Central region and we have liquid asphalt terminal operations in our East region.

Approximately 83% of our asphalt paving mix products was installed by our paving and related services businesses in the year ended December 28, 2013. We charge a market price and competitive margin at each stage of the production process in order to optimize profitability across our operations. Our production value chain is illustrated as follows:

Construction Materials

We are a leading provider of construction materials in the markets we serve. Our construction materials operations are composed of aggregates production, including crushed stone and construction sand and gravel, cement and ready-mixed concrete production and asphalt paving mix production.

Our Aggregates Operations

Aggregates Products

We mine limestone, gravel, and other natural resources from 82 crushed stone quarries and 46 sand and gravel deposits throughout the United States. Aggregates are produced mainly from blasting hard rock from quarries and then crushing and screening it to various sizes to meet our customers’ needs. The production of aggregates also involves the extraction of sand and gravel, which requires less crushing, but still requires screening for different sizes. Aggregate production utilizes capital intensive heavy equipment which includes the use of loaders, large haul trucks, crushers, screens and other heavy equipment at quarries.

Once extracted, the minerals are processed and/or crushed on site into crushed stone, concrete and masonry sand, specialized sand, pulverized lime or agricultural lime. The minerals are processed to meet customer specifications or to meet industry standard sizes. Crushed stone is used primarily in ready-mixed concrete, asphalt paving mix, and the construction of road base for highways.

Transportation costs are a major variable in determining aggregate pricing and marketing radius. The cost of transporting aggregate products from the plant to the market often equates to or exceeds the sale price of the products at the plant. As a result of high transportation costs and the large quantities of bulk material that have to be shipped, finished products are typically marketed locally. High transportation costs are responsible for the wide dispersion of production sites. Where possible, construction materials producers maintain operations adjacent to highly populated areas to reduce transportation costs and enhance margins.

However, more recently, rising land values combined with local environmental concerns have been forcing production sites to move further away from the end-use locations. Our extensive network of quarries, plants and facilities, located throughout our three regions, enables us to have a nearby operation to meet the needs of customers in each of our markets.

Aggregates Reserves

Our June 28, 2014 estimate of 1.9 billion tons of proven and probable reserves of recoverable stone, and sand and gravel of suitable quality for economic extraction is based on drilling and studies by geologists and engineers, recognizing reasonable economic and operating restraints as to maximum depth of extraction and permit or other restrictions.

Reported proven and probable reserves include only quantities that are owned or under lease, and for which all required zoning and permitting have been obtained. Of the 1.9 billion tons of proven and probable aggregates reserves, 1.1 billion, or 56%, are located on owned land and 0.8 billion are located on leased land.

Aggregates Sales and Marketing

The cost of transportation from each quarry and the proximity of competitors are key factors that determine the effective market area for each quarry. Each quarry location is unique with regards to demand for each product, proximity to competition and distribution network. Each of our aggregates operations is responsible for the sale and marketing of its aggregates products. Approximately 73% of our aggregates production is sold directly to outside customers and the remaining amount is further processed by us and sold as a downstream product. Even though aggregates are a commodity product, we work to optimize pricing depending on the site location, availability of particular product, customer type, project type and haul cost. We sell aggregates to internal downstream operations at market prices.

Aggregates Competition

The U.S. aggregate industry is highly fragmented with numerous participants operating in localized markets. The February 2014 U.S. Geological Survey reported that a total of 1,550 companies operating 4,000 quarries and 91 underground mines produced or sold crushed stone in 2013 in the United States. This fragmentation is a result of the cost of transporting aggregates, which typically limits producers to a market area within approximately 40 miles of their production facilities.

The primary national players are large vertically-integrated companies, including Vulcan Materials Company, Martin Marietta Materials, Inc., CRH plc, Heidelberg, Lafarge and Cemex, S.A.B. de C.V., that have a combined estimated market share of approximately 30%.

Competitors by region include:

•	West—CRH plc, Heidelberg Cement plc, Martin Marietta, CEMEX, S.A.B. de C.V., Lafarge and various local suppliers.

•	Central—Martin Marietta, CRH plc, Holcim and various local suppliers.

•	East—CRH plc, Heidelberg Cement plc, Vulcan and various local suppliers.

We believe we have a strong competitive advantage in aggregates through our well located reserves in key markets, high quality reserves and our logistic networks. We further share and implement best practices relating to safety, strategy, sales and marketing, production, and environmental and land management. As a result of our vertical integration and local market knowledge, we have a strong understanding of the needs of our aggregates customers. In addition, our companies have a reputation for responsible environmental stewardship and land restoration, which assists us in obtaining new permits and new reserves.

Our Cement Operations

Cement Products

We operate a highly-efficient, technologically-advanced integrated cement manufacturing and distribution system located near Hannibal, Missouri, 100 miles north of St. Louis along the Mississippi River. We also operate an on-site waste fuel processing facility, which can reduce fuel costs for the plant by up to 50%. Our cement plant is one of only 12 with hazardous waste fuel facilities permitted and operating out of 98 total cement plants in the United States. Our cement plant’s potential capacity is 1.25 million tons per annum and is in substantial compliance with the NESHAP pollution limits for cement plants, in advance of the effective date. We expect HWC-MACT standards, to which we are subject, to generally conform to NESHAP.

Cement Markets

Cement is a product that is costly to transport. Consequently, the radius within which a typical cement plant is competitive extends for only up to 150 miles. Cement is distributed to local customers primarily by truck from our plant and distribution terminals in St. Louis, Missouri and Bettendorf, Iowa. We also transport cement by inland barges on the Mississippi River to our storage and distribution terminals. In 2013, approximately 15% of our cement sales were delivered by barge. Our location on the Mississippi River extends our market beyond the typical 150 miles, as barge transport is more cost effective than trucking. Our markets include eastern Missouri, southeastern Iowa and central/northwestern Illinois.

Cement Sales and Marketing

Our cement customers are ready-mixed concrete and concrete products producers and contractors within our markets. Sales are made on the basis of competitive prices in each market and, as is customary in the industry, we do not typically enter into long-term sales contracts.

Cement Competition

Construction of cement production facilities is highly capital intensive and requires long lead times to complete engineering design, obtain regulatory permits, acquire equipment and construct a plant. Most U.S. cement producers are owned by large foreign companies operating in multiple international markets. Our largest competitors include Holcim (US) Inc., and Lafarge North America Inc., whose parent companies announced a merger plan in April 2014 that would create the world’s largest cement maker, in addition to Buzzi Unicem USA, Inc. and Eagle Materials Inc. Competitive factors include price, reliability of deliveries, location, quality of cement and support services. With a new cement plant, on-site raw material aggregate supply, a network of cement terminals, and longstanding customer relationships, we believe we are well positioned to serve our customers.

Our Ready-mixed Concrete Operations

Ready-mixed Concrete Products

We believe our West and Central regions are leaders in the supply of ready-mixed concrete in their respective markets. The West region has ready-mixed concrete operations in the Houston and Midland/Odessa, Texas, Salt Lake Valley, Utah, Twin Falls, Idaho and Grand Junction, Colorado markets. Our Central region supplies ready-mixed concrete to the Wichita, Kansas and Columbia, Missouri markets and surrounding areas. We produce ready-mixed concrete by blending aggregates, cement, chemical admixtures in various ratios and water at our concrete production plants and placing the resulting product in ready-mixed concrete trucks where it is then delivered to our customers.

Our aggregates business serves as the primary source of the raw materials for our concrete production, functioning essentially as a supplier to our ready-mixed concrete operations. Different types of concrete include lightweight concrete, high performance concrete, self compacting/consolidating concrete and architectural concrete and are used in a variety of activities ranging from building construction to highway paving.

We operated 37 ready-mixed concrete plants and 357 concrete delivery trucks in the West region and 17 ready-mixed concrete plants and 154 concrete delivery trucks in the Central region as of June 28, 2014.

Ready-mixed Concrete Competition

Ready-mixed concrete production requires relatively small amounts of capital to build a concrete batching plant and acquire delivery trucks. As a result, in each local market, we face competition from numerous small producers, as well as other large vertically-integrated companies with facilities in multiple markets. There are approximately 5,500 ready-mixed concrete plants in the United States, and in 2013 the United States ready-mixed concrete industry produced approximately 300.9 million cubic yards of ready-mixed concrete according to the NRMCA.

Our ready-mixed concrete operations compete with CEMEX, S.A.B. de C.V. in Texas and CRH plc in Utah and Colorado and various other privately owned competitors in other parts of the West and Central regions.

Competition among ready-mixed concrete suppliers is generally based on product characteristics, delivery times, customer service and price. Product characteristics such as tensile strength, resistance to pressure, durability, set times, ease of placing, aesthetics, workability under various weather and construction conditions as well as environmental effect are the main criteria that our customers consider for selecting their product. Our quality assurance program produces results in excess of design strengths while optimizing material costs. Additionally, we believe our strategic network of locations and superior customer service gives us a competitive advantage relative to other producers.

Our Asphalt Paving Mix Operations

Asphalt Paving Mix Products

Our asphalt paving mix products are produced by first heating carefully measured amounts of aggregates at high temperatures to remove the moisture from the materials in an asphalt paving mix plant. As the aggregates are heated, liquid asphalt is then introduced to coat the aggregates. Depending on the specifications of a particular mix, recycled asphalt may be added to the mix, which lowers the production costs. The aggregates used for production of these products are generally supplied from our quarries or sand and gravel plants. The ingredients are metered, mixed and brought up to a temperature in excess of 300°F before being placed in a truck and delivered to the jobsite for final placement.

As of June 28, 2014, we operated 21 asphalt paving mix plants in the West region, five plants in the Central region and 14 plants in the East region. Approximately 95% of our plants can utilize recycled asphalt pavement.

Asphalt Paving Mix Sales and Marketing

Approximately 83% of the asphalt paving mix we produce is installed by our own paving crews. The rest is sold on a per ton basis to road contractors for the construction of roads, driveways and parking lots, as well as directly to state departments of transportation and local authorities.

Asphalt Paving Mix Competition

According to NAPA, there are approximately 4,000 asphalt paving mix plants in the United States and an estimated 360.3 million tons of asphalt paving mix was produced in 2012. Our asphalt paving mix operations compete with CRH plc and other local suppliers in each of our three regions. Based on availability of internal aggregate supply, quality, operating efficiencies, and location advantages, we believe we are well positioned vis-à-vis our competitors.

Asphalt paving mix is generally applied at high temperatures. Prolonged exposure to air causes the mix to lose temperature and harden. Therefore, delivery is typically within close proximity to the asphalt paving mix plant. Local market demand, proximity to competition, transportation costs and supply of aggregates and liquid asphalt vary widely from market to market. Most of our asphalt operations use a combination of company-owned and hired haulers to deliver materials to job sites.

Asphalt Paving and Related Services

As part of our vertical integration strategy, we provide asphalt paving and related services to both the private and public infrastructure sectors as either a prime or sub-contractor. These services complement our heavy construction materials and products businesses by providing a reliable downstream outlet, in addition to our external distribution channels.

Our asphalt paving and related services businesses bid on both private construction and public infrastructure projects in their respective local markets. We only provide paving and related services operations as a complement to our heavy construction materials operation, which we believe is a major competitive strength. Factors affecting competitiveness in this business segment include price, estimating abilities, knowledge of local markets and conditions, project management, financial strength, reputation for quality and the availability of machinery and equipment.

Contracts with our customers are primarily fixed unit price or fixed price. Under fixed unit price contracts, we provide materials or services at fixed unit prices (for example, dollars per ton of asphalt placed). While the fixed unit price contract shifts the risk of estimating the quantity of units required for a particular project to the customer, any increase in our unit cost over the bid amount, whether due to inflation, inefficiency, errors in our estimates or other factors, is borne by us unless otherwise provided in the contract. Most of our contracts contain escalators for increases in liquid asphalt prices.

Customers

Our business is not dependent on any single customer or a few customers. Therefore, the loss of any single or particular small number of customers would not have a material adverse effect on any individual respective market in which we operate or on us as a whole. No individual customer accounted for more than 10% of our 2013 revenue.

Seasonality

Use and consumption of our products fluctuate due to seasonality. Nearly all of the products used by us, and by our customers, in the private construction or public infrastructure industries are used outdoors. Our highway operations and production and distribution facilities are also located outdoors. Therefore, seasonal changes and other weather-related conditions, in particular extended rainy and cold weather in the spring and fall and major weather events, such as hurricanes, tornadoes, tropical storms and heavy snows, can adversely affect our business and operations through a decline in both the use of our products and demand for our services. In addition, construction materials production and shipment levels follow activity in the construction industry, which typically occurs in the spring, summer and fall. Warmer and drier weather during the second and third quarters of our fiscal year typically result in higher activity and revenue levels during those quarters. The first quarter of our fiscal year has typically lower levels of activity due to weather conditions.

Backlog

Our products are generally delivered upon receipt of orders or requests from customers, or shortly thereafter. Accordingly, the backlog associated with product sales is converted into revenue within a relatively short period of time. Inventory for products is generally maintained in sufficient quantities to meet rapid delivery requirements of customers. A period over period increase or decrease of backlog does not necessarily result in an improvement or a deterioration of our business. Our backlog includes only those products and projects for which we have obtained a purchase order or a signed contract with the customer and does not include products purchased and sold or services awarded and provided within the period.

Our paving and related services backlog represents our estimate of revenue that will be realized under paving and related services contracts. We generally include a project in at the time it is awarded and funding is in place. Many of our paving and related services are awarded and completed within one year and, therefore, may not be reflected in our beginning or ending contract backlog. Historically, we have not been materially adversely affected by contract cancellations or modifications. However, in accordance with applicable contract terms, substantially all contracts in our backlog may be cancelled or modified by our customers.

The following table sets forth, by product, our backlog as of the indicated dates:

(in thousands)	June 28, 2014	June 29, 2013	December 28, 2013	December 29, 2012
Aggregate (in tons)	6,067	5,740	5,153	3,881
Ready-mixed concrete (in cubic yards)	209	259	138	155
Asphalt (in tons)	2,815	3,263	2,387	2,314
Paving and related services	$441,088	$444,243	$359,263	$288,673

Intellectual Property

We do not own or have a license or other rights under any patents that are material to our business.

Employees

As of June 28, 2014 we had approximately 3,800 employees, of whom approximately 75% were hourly workers and the remainder were salaried employees. Because of the seasonal nature of our industry, many of our hourly and certain of our full time employees are subject to seasonal layoffs. The scope of layoffs varies greatly from season to season as they are predominantly a function of the type of projects in process and the weather during the late fall through early spring.

Approximately 5.3% of our hourly employees and approximately 0.4% of our full time salaried employees are union members. We believe we enjoy a satisfactory working relationship with our employees and their unions.

Properties

Our headquarters are located in a 16,653 square foot office space, which we lease in Denver, Colorado, under a lease expiring on August 31, 2017.

As of June 28, 2014, we also operated 128 quarries and sand deposits, 40 asphalt paving mix plants and 54 fixed and portable ready-mixed concrete plants and had 35 office locations.

The following chart sets forth specifics of our production and distribution facilities as of June 28, 2014:

Region	Property	Owned/ Leased	Aggregates	Asphalt Plant	Ready Mixed Concrete	Cement	Landfill	Other*
West	DeQueen, Arkansas	Leased	—	X	—	—	—	—
West	Kirby, Arkansas	Leased	Sandstone	—	—	—	—	—
West	Texarkana, Arkansas	Leased	—	X	—	—	—	—
West	Clark, Colorado	Leased	Sand and Gravel	—	—	—	—	—
West	Craig, Colorado	Owned	Sand and Gravel	X	—	—	—	—
West	Craig, Colorado	Leased	Sand and Gravel	—	—	—	—	—
West	Craig, Colorado	Leased	Sand and Gravel	—	—	—	—	—
West	Delta, Colorado	Owned/Leased	Sand and Gravel	—	—	—	—	—
West	Delta, Colorado	Leased	Sand and Gravel	—	—	—	—	—
West	Durango, Colorado	Leased	Sand and Gravel	X	—	—	—	—
West	Durango, Colorado	Leased	Sand and Gravel	—	X	—	—	—
West	Eagle, Colorado	Leased	—	X	—	—	—	—
West	Fruita, Colorado	Leased	Sand and Gravel	—	—	—	—	—
West	Grand Junction, Colorado	Owned	Sand and Gravel	—	—	—	—	—
West	Grand Junction, Colorado	Owned	Sand and Gravel	—	—	—	—	—
West	Grand Junction, Colorado	Owned	—	X	—	—	—	—
West	Grand Junction, Colorado	Owned/Leased	Sand and Gravel	—	X	—	—	—
West	Grand Junction, Colorado	Leased	Sand and Gravel	—	—	—	—	—
West	Grand Junction, Colorado	Owned	—	—	X	—	—	—
West	Parachute, Colorado	Leased	Sand and Gravel	—	—	—	—	—
West	Parachute, Colorado	Leased	Sand and Gravel	—	—	—	—	—
West	Silverton, Colorado	Leased	—	—	X	—	—	—
West	Whitewater, Colorado	Leased	Sand and Gravel	—	—	—	—	—
West	Whitewater, Colorado	Owned/Leased	Sand and Gravel	—	—	—	—	—
West	Whitewater, Colorado	Leased	Sand and Gravel	—	—	—	—	—
West	Woody Creek, Colorado	Owned	Sand and Gravel	X	—	—	—	—
Central	Bettendorf, Iowa	Owned	—	—	—	X	—	—
West	Bliss, Idaho	Owned	Sand and Gravel	—	—	—	—	—
West	Burley, Idaho	Owned	Sand and Gravel	—	—	—	—	—
West	Jerome, Idaho	Owned	—	—	X	—	—	X
West	Rupert, Idaho	Owned	—	—	X	—	—	—
West	Rupert, Idaho	Leased	Sand and Gravel	—	—	—	—	—
West	Rupert, Idaho	Owned	Sand and Gravel	—	—	—	—	—
West	Rupert, Idaho	Owned	Sand and Gravel	—	—	—	—	—
West	Twin Falls, Idaho	Owned	—	—	X	—	—	X
Central	Andover, Kansas	Owned	—	—	X	—	—	—
Central	Chapman, Kansas	Leased	Limestone	—	—	—	—	—
Central	Cummings, Kansas	Leased	Limestone	—	—	—	—	—
Central	Derby, Kansas	Owned	—	—	X	—	—	—
Central	Easton, Kansas	Leased	Limestone	—	—	—	—	—
Central	El Dorado, Kansas	Leased	—	—	X	—	—	—
Central	El Dorado, Kansas	Owned	—	—	—	—	—	—
Central	Eudora, Kansas	Owned	Limestone	X	—	—	—	—
Central	Eudora, Kansas	Leased	Limestone	—	—	—	—	—
Central	Eureka, Kansas	Owned	—	—	X	—	—	—
Central	Grantville, Kansas	Leased	Limestone	—	—	—	—	—
Central	Herington, Kansas	Leased	Limestone	—	—	—	—	—
Central	Highland, Kansas	Leased	Limestone	—	—	—	—	—
Central	Holton, Kansas	Leased	Limestone	—	—	—	—	—
Central	Howard, Kansas	Owned	—	—	X	—	—	—
Central	Lawrence, Kansas	Owned	—	—	—	—	X	—
Central	Lawrence, Kansas	Owned	Limestone	—	—	—	—	—
Central	Lawrence, Kansas	Owned	Limestone	—	—	—	—	—
Central	Lawrence, Kansas	Leased	Limestone	—	—	—	—	—
Central	Leavenworth, Kansas	Leased	Limestone	—	—	—	—	—
Central	Linwood, Kansas	Owned	Limestone	—	—	—	—	—
Central	Moline, Kansas	Leased	Limestone	—	—	—	—	—

Region	Property	Owned/ Leased	Aggregates	Asphalt Plant	Ready Mixed Concrete	Cement	Landfill	Other*
Central	Olsburg, Kansas	Leased	Limestone	—	—	—	—	—
Central	Onaga, Kansas	Leased	Limestone	—	—	—	—	—
Central	Osage City, Kansas	Leased	Limestone	—	—	—	—	—
Central	Oxford, Kansas	Leased	Sand and Gravel	—	—	—	—	—
Central	Perry, Kansas	Owned	—	—	—	—	—	X
Central	Perry, Kansas	Leased	Limestone	—	—	—	—	—
Central	Severy, Kansas	Leased	Limestone	—	—	—	—	—
Central	St. Mary’s, Kansas	Leased	Limestone	—	—	—	—	—
Central	Tonganoxie, Kansas	Leased	Limestone	—	—	—	—	—
Central	Topeka, Kansas	Leased	—	X	—	—	—	—
Central	Troy, Kansas	Leased	Limestone	—	—	—	—	—
Central	Washington, Kansas	Leased	Limestone	—	—	—	—	—
Central	White City, Kansas	Leased	Limestone	—	—	—	—	—
Central	Wichita, Kansas	Owned	—	—	—	—	X	—
Central	Wichita, Kansas	Owned	—	—	—	—	X	—
Central	Wichita, Kansas	Owned	—	—	X	—	—	—
Central	Wichita, Kansas	Owned	—	—	X	—	—	—
Central	Wichita, Kansas	Leased	—	—	X	—	—	—
Central	Wichita, Kansas	Owned	—	—	—	—	—	X
Central	Wichita, Kansas	Owned	—	—	—	—	—	—
Central	Wichita, Kansas	Owned	—	—	X	—	—	—
Central	Wichita, Kansas	Owned	—	—	X	—	—	—
Central	Wichita, Kansas	Owned	—	—	X	—	—	—
Central	Wichita, Kansas	Owned	—	—	X	—	—	—
Central	Wichita, Kansas	Owned	—	X	—	—	—	—
Central	Wichita, Kansas	Owned	—	X	—	—	—	—
Central	Wichita, Kansas	Owned	—	X	—	—	—	—
Central	Wichita, Kansas	Owned	Sand and Gravel	—	—	—	—	—
Central	Wichita, Kansas	Leased	Sand and Gravel	—	—	—	—	—
Central	Wichita, Kansas	Owned	Sand and Gravel	—	—	—	—	—
Central	Wichita, Kansas	Owned	—	—	—	—	—	X
Central	Wichita, Kansas	Owned	—	—	—	—	—	—
Central	Wichita, Kansas	Owned	—	—	—	—	—	X
Central	Wichita, Kansas	Owned	—	—	—	—	—	—
Central	Wichita, Kansas	Owned	—	—	—	—	—	—
Central	Wichita, Kansas	Owned	Sand and Gravel	—	—	—	—	—
Central	Winchester, Kansas	Leased	Limestone	—	—	—	—	—
Central	Woodbine, Kansas	Leased	Limestone	—	—	—	—	—
Central	Woodbine, Kansas	Owned	Limestone	—	—	—	—	—
East	Avon, Kentucky	Leased	—	—	—	—	—	X
East	Beattyville, Kentucky	Leased	Limestone	X	—	—	—	—
East	Bethelridge, Kentucky	Owned	Limestone	X	—	—	—	—
East	Burnside, Kentucky	Owned/Leased	Limestone	X	—	—	—	—
East	Carrollton, Kentucky	Leased	—	X	—	—	—	—
East	Carrollton, Kentucky	Leased	—	—	—	—	—	X
East	Carrollton, Kentucky	Owned	—	—	—	—	—	X
East	Cave City, Kentucky	Owned	Limestone	—	—	—	—	—
East	Cave City, Kentucky	Owned	Limestone	—	—	—	—	—
East	Crestwood, Kentucky	Leased	—	X	—	—	—	—
East	Flat Lick, Kentucky	Owned	—	X	—	—	—	—
East	Glasgow, Kentucky	Leased	—	—	—	—	—	X
East	Glasgow, Kentucky	Leased	Limestone	—	—	—	—	—
East	Glasgow, Kentucky	Leased	Limestone	—	—	—	—	—
East	Horsecave, Kentucky	Owned/Leased	Limestone	—	—	—	—	—
East	Jackson, Kentucky	Owned	—	X	—	—	—	—
East	Knob Lick, Kentucky	Owned	Limestone	—	—	—	—	X
East	Magnolia, Kentucky	Owned	Sand and Gravel	—	—	—	—	—
East	Middlesboro, Kentucky	Owned	—	X	—	—	—	—
East	Monticello, Kentucky	Owned	Limestone	—	—	—	—	—

Region	Property	Owned/ Leased	Aggregates	Asphalt Plant	Ready Mixed Concrete	Cement	Landfill	Other*
East	Morehead, Kentucky	Leased	—	X	—	—	—	X
East	Paris, Kentucky	Owned	—	—	—	—	—	X
East	Paris, Kentucky	Leased/Owned	Limestone	X	—	—	—	X
East	Pineville, Kentucky	Leased	Limestone	—	—	—	—	—
East	Ravenna, Kentucky	Leased	Limestone	X	—	—	—	—
East	Richmond, Kentucky	Owned	—	—	—	—	—	X
East	Scottsville, Kentucky	Leased	Limestone	—	—	—	—	—
East	Somerset, Kentucky	Leased	Limestone	—	—	—	—	—
East	Somerset, Kentucky	Owned/Leased	Limestone	X	—	—	—	X
East	Stanton, Kentucky	Owned/Leased	Limestone	X	—	—	—	—
East	Tompkinsville, Kentucky	Leased	Limestone	—	—	—	—	—
East	WestLiberty, Kentucky	Owned	Limestone	X	—	—	—	—
Central	Amazonia, Missouri	Owned	Limestone	—	—	—	—	—
Central	Barnard, Missouri	Leased	Limestone	—	—	—	—	—
Central	Bethany, Missouri	Leased	Limestone	—	—	—	—	—
Central	Blythedale, Missouri	Leased	Limestone	—	—	—	—	—
Central	Cameron, Missouri	Owned	—	—	—	—	—	X
Central	Chesterfield, Missouri	Leased	—	—	—	X	—	—
Central	Columbia, Missouri	Leased	Limestone	—	—	—	—	—
Central	Columbia, Missouri	Owned	Limestone	—	X	—	—	—
Central	Columbia, Missouri	Owned	—	—	—	—	—	X
Central	Columbia, Missouri	Owned	—	—	—	—	—	—
Central	Columbia, Missouri	Owned	—	—	X	—	—	—
Central	Columbia, Missouri	Owned	—	—	X	—	—	—
Central	Columbia, Missouri	Owned	—	—	X	—	—	—
Central	Columbia, Missouri	Leased	Limestone	—	—	—	—	—
Central	Cowgil, Missouri	Leased	Limestone	—	—	—	—	—
Central	Dawn, Missouri	Leased	Limestone	—	—	—	—	—
Central	Edinburg, Missouri	Leased	Limestone	—	—	—	—	—
Central	Gallatin, Missouri	Leased	Limestone	—	—	—	—	—
Central	Hannibal, Missouri	Owned	Limestone	—	—	X	—	X
Central	Huntsville, Missouri	Owned/Leased	Limestone	—	—	—	—	—
Central	Maitland, Missouri	Owned/Leased	Limestone	—	—	—	—	—
Central	Mercer, Missouri	Leased	Limestone	—	—	—	—	—
Central	Moberly, Missouri	Owned	—	—	X	—	—	—
Central	Oregon, Missouri	Leased	Limestone	—	—	—	—	—
Central	Owensville, Missouri	Owned	Clay	—	—	X	—	—
Central	Owensville, Missouri	Owned	—	—	—	X	—	—
Central	Pattonsburg, Missouri	Leased	Limestone	—	—	—	—	—
Central	Pattonsburg, Missouri	Leased	Limestone	—	—	—	—	—
Central	Princeton, Missouri	Leased	Limestone	—	—	—	—	—
Central	Ravenwood, Missouri	Leased	Limestone	—	—	—	—	—
Central	Savannah, Missouri	Owned/Leased	Limestone	—	—	—	—	—
Central	Savannah, Missouri	Leased	—	—	—	—	—	X
Central	Sedalia, Missouri	Leased	Limestone	—	—	—	—	—
Central	St. Louis, Missouri	Owned	—	—	—	X	—	—
Central	Stet, Missouri	Leased	Limestone	—	—	—	—	—
Central	Trenton, Missouri	Leased	Limestone	—	—	—	—	—
Central	Pawnee City, Nebraska	Leased	Limestone	—	—	—	—	—
West	Sawyer, Oklahoma	Owned/Leased	Sandstone	—	—	—	—	—
East	Jefferson, South Carolina	Leased	Granite	—	—	—	—	—
East	Mt. Croghan, South Carolina	Leased	Sand and Gravel	—	—	—	—	—
East	Jellico, Tennessee	Leased	Limestone	—	—	—	—	—
West	Amarillo, Texas	Leased	—	X	—	—	—	—
West	Austin, Texas	Leased	—	—	—	—	—	X
West	Austin, Texas	Leased	—	—	—	—	—	—
West	Big Springs, Texas	Owned	—	—	X	—	—	—
West	Brookshire, Texas	Owned	—	—	X	—	—	—
West	Buda, Texas	Owned	—	X	—	—	—	—

Region	Property	Owned/ Leased	Aggregates	Asphalt Plant	Ready Mixed Concrete	Cement	Landfill	Other*
West	Buda, Texas	Leased	Limestone	—	—	—	—	X
West	Buda, Texas	Leased	—	X	—	—	—	—
West	Columbus, Texas	Leased	Sand and Gravel	—	—	—	—	—
West	Columbus, Texas	Leased	Sand and Gravel	—	—	—	—	—
West	Columbus, Texas	Leased	—	—	—	—	—	X
West	Crane, Texas	Owned	—	—	X	—	—	—
West	Cypress, Texas	Owned	—	—	X	—	—	—
West	Denison, Texas	Owned	—	X	—	—	—	—
West	Denison, Texas	Owned	—	—	—	—	—	X
West	Eagle Lake, Texas	Leased	Sand and Gravel	—	—	—	—	—
West	Eagle Lake, Texas	Owned	Sand and Gravel	—	—	—	—	—
West	Eagle Lake, Texas	Leased	Sand and Gravel	—	—	—	—	—
West	Florence, Texas	Owned	Limestone	—	—	—	—	—
West	Florence, Texas	Leased	—	X	—	—	—	—
West	Florence, Texas	Owned	—	X	—	—	—	—
West	Garwood, Texas	Leased	Sand and Gravel	—	—	—	—	—
West	Greenville, Texas	Owned	—	X	—	—	—	—
West	Greenville, Texas	Owned	—	X	—	—	—	—
West	Greenwood, Texas	Leased	Limestone	—	—	—	—	X
West	Guthrie, Texas	Leased	—	X	—	—	—	—
West	Hartley, Texas	Leased	—	X	—	—	—	—
West	Holiday, Texas	Leased	—	—	—	—	—	X
West	Katy, Texas	Owned	—	—	X	—	—	—
West	Manvel, Texas	Owned	—	—	X	—	—	—
West	Midland, Texas	Owned	—	—	X	—	—	—
West	Monahans, Texas	Owned	—	—	X	—	—	—
West	Monahans, Texas	Owned	—	—	X	—	—	—
West	Mount Pleasant, Texas	Leased	—	X	—	—	—	—
West	Mustang Ridge, Texas	Owned	—	X	—	—	—	—
West	Odessa, Texas	Owned	—	—	X	—	—	—
West	Paris, Texas	Owned	—	—	—	—	—	X
West	Paris, Texas	Owned	—	X	—	—	—	—
West	Paris, Texas	Leased	—	—	—	—	—	X
West	Pecos, Texas	Leased	—	—	X	—	—	—
West	Pyote, Texas	Owned	Sand and Gravel	—	—	—	—	X
West	Richmond, Texas	Owned	—	—	X	—	—	—
West	Richmond, Texas	Leased	—	—	—	—	—	X
West	Rosenberg, Texas	Owned	—	—	X	—	—	—
West	Sulphur Springs, Texas	Owned	—	—	—	—	—	X
West	Texarkana, Texas	Leased	—	—	—	—	—	X
West	Waller, Texas	Owned	—	—	X	—	—	—
West	American Fork, Utah	Owned	—	—	X	—	—	—
West	Aurora, Utah	Owned	—	—	X	—	—	—
West	Bluffdale, Utah	Owned	Sand and Gravel	—	X	—	—	—
West	Highland, Utah	Leased	Sand and Gravel	—	X	—	—	—
West	Manti, Utah	Owned	—	—	X	—	—	—
West	Midvale, Utah	Owned	—	—	X	—	—	—
West	Mona, Utah	Leased	Sand and Gravel	—	X	—	—	—
West	Mona, Utah	Owned	Sand and Gravel	—	—	—	—	—
West	Mount Pleasant, Utah	Owned	—	—	X	—	—	—
West	Parley’s Canyon, Utah	Leased	Limestone	—	—	—	—	—
West	Salt Lake City, Utah	Owned	—	—	X	—	—	—
West	Sandy, Utah	Owned	—	—	—	—	—	X
West	Springville, Utah	Owned	—	—	X	—	—	—
West	Stockton, Utah	Owned	Sand and Gravel	—	—	—	—	—
West	Tooele, Utah	Leased	Sand and Gravel	—	—	—	—	—
West	Tooele, Utah	Owned	Sand and Gravel	—	—	—	—	—
West	WestHaven, Utah	Owned	—	—	X	—	—	—
West	WestJordan, Utah	Owned	—	—	X	—	—	X

Region	Property	Owned/ Leased	Aggregates	Asphalt Plant	Ready Mixed Concrete	Cement	Landfill	Other*
West	WestValley City, Utah	Leased	—	—	—	—	—	X
West	WestValley City, Utah	Owned	Sand and Gravel	X	X	—	—	—
East	Ewing, Virginia	Leased	Limestone	—	—	—	—	—
West	Big Piney, Wyoming	Leased	—	—	X	—	—	—
West	Evanston, Wyoming	Owned	—	—	X	—	—	—
West	Kemmerer, Wyoming	Leased	—	—	X	—	—	—

*	Other primarily consists of office space.

Legal Proceedings

We are party to certain legal actions arising from the ordinary course of business activities. While the ultimate results of claims and litigation cannot be predicted with certainty, management expects that the ultimate resolution of all current pending or threatened claims and litigation will not have a material effect on our consolidated results of operations, financial position or liquidity.

Environmental and Government Regulation

We are subject to federal, state and local laws and regulations relating to the environment and to health and safety, including noise, discharges to air and water, waste management including the management of hazardous waste used as a fuel substitute at our Hannibal, Missouri cement kiln, remediation of contaminated sites, mine reclamation, operation and closure of landfills and dust control and to zoning, land use and permitting. Our failure to comply with such laws and regulations can result in sanctions such as fines or the cessation of part or all of our operations. There also can be no assurance that our compliance costs associated with such laws and regulations will not be significant.

In addition, our operations require numerous governmental approvals and permits. Environmental operating permits are subject to modification, renewal and revocation and can require us to make capital, maintenance and operational expenditures to comply with the applicable requirements. Stricter laws and regulations, or more stringent interpretations of existing laws or regulations, may impose new liabilities on us, reduce operation hours, require additional investment by us in pollution control equipment or impede our opening new or expanding existing plants or facilities. We regularly monitor and review our operations, procedures and policies for compliance with existing environmental laws and regulations, changes in interpretations of existing laws and enforcement policies, new laws that are adopted, and new requirements that we anticipate will be adopted that could affect our operations.

Multiple permits are required for our operations, including those required to operate our cement plant. Applicable permits may include conditional use permits to allow us to operate in certain areas absent zoning approval and operational permits governing, among other matters, air and water emissions, dust, particulate matter and storm water management and control. In addition, we are often required to obtain bonding for future reclamation costs, most commonly specific to restorative grading and seeding of disturbed surface areas.

Like others in our industry, we expend substantial amounts to comply with applicable environmental laws and regulations and permit limitations, which include amounts for pollution control equipment required to monitor and regulate emissions into the environment. Since many of these requirements are likely to be affected by future legislation or rule making by government agencies, and are therefore not quantifiable, it is not possible to accurately predict the aggregate future costs of compliance and their effect on our future results of operations, financial condition or liquidity.

At most of our quarries, we incur reclamation obligations as part of our mining activities. Reclamation methods and requirements can vary depending on the individual site and state regulations. Generally, we are required to grade the mined properties to a certain slope and seed the property to prevent erosion. We record a mining reclamation liability in our consolidated financial statements to reflect the estimated fair value of the cost to reclaim each property including active and closed sites.

Our operations in Kansas include one municipal waste landfill and two construction and demolition debris landfills, one of which has been closed. Among other environmental, health and safety requirements, we are subject to obligations to appropriately close those landfills at the end of their useful lives and provide for appropriate post-closure care. Asset retirement obligations relating to these landfills are recorded in our consolidated financial statements.

Health and Safety

Our facilities and operations are subject to a variety of worker health and safety requirements, particularly those administered by the federal OSHA and MSHA, which may become stricter in the future. Throughout our organization, we strive for a zero-incident safety culture, and full compliance with safety regulations. Failure to comply with these requirements can result in sanctions such as fines and penalties and claims for personal injury and property damage. These requirements may also result in increased operating and capital costs in the future. We cannot guarantee that violations of such requirements will not occur, and any violations could result in additional costs.

Worker safety and health matters are overseen by our corporate Risk Management and Safety department as well as operating company level safety managers. We provide leadership and support, comprehensive training, and other tools designed to accomplish health and safety goals, reduce risk, eliminate hazards, and ultimately make our work places safer.

Insurance

Our insurance program is structured using multiple “A” rated insurance carriers, and a variety of deductible amounts. In particular, our workers compensation, general liability and auto liability policies are subject to a $500,000 per occurrence deductible. Losses within these deductibles are accrued for using projections based on past loss history.

We also maintain $50.0 million in combined umbrella insurance. Other policies have smaller deductibles and include property, contractors equipment, contractors pollution and professional, directors and officers, employment practices liability and fiduciary and crime. We also have a separate marine insurance policy for our cement business, which is located adjacent to the Mississippi River and ships cement on the river via barge.

MANAGEMENT

Composition

The following table sets forth, as of June 28, 2014, certain information regarding the executive officers of Summit Materials and Parent and members of the board of directors (the “Board”) of the general partner of Parent (“Parent GP”) who are responsible for overseeing the management of our business.

Name	Age	Position
Thomas W. Hill	58	President and Chief Executive Officer; Director
Brian J. Harris	58	Chief Financial Officer
Douglas C. Rauh	54	Chief Operating Officer
Anne Lee Benedict	41	Chief Legal Officer and Secretary
Kevin A. Gill	53	Chief Human Resources Officer
Michael J. Brady	47	Executive Vice President
M. Shane Evans	44	Regional President—West Region
Damian J. Murphy	45	Regional President—Central Region
Howard L. Lance	58	Director; Chairman of the Board of Directors
John R. Murphy	64	Director; Audit Committee Chairman
Neil P. Simpkins	48	Director
Ted A. Gardner	56	Director
Julia C. Kahr	36	Director

Thomas W. Hill is the founder of the Company and has been President and Chief Executive Officer since the Company’s inception in September 2008. He has been a member of the Board of Parent GP since August 2009. From 2006 to 2008, he was the Chief Executive Officer of Oldcastle, Inc., the North American arm of CRH plc, one of the world’s leading construction materials companies. Mr. Hill served on the CRH plc Board of Directors from 2002 to 2008 and, from 1992 to 2006, ran the Materials division of Oldcastle. Mr. Hill served as Chairman of the American Road and Transportation Builders Association (“ARTBA”) from 2002 to 2004, during congressional consideration of the multi-year transportation bill “SAFETEA-LU.” Mr. Hill has been Treasurer of both the National Asphalt Pavement Association and the National Stone Association, and he remains active with ARTBA’s Executive Committee. Mr. Hill received a Bachelor of Arts in Economics and History from Duke University and a Masters of Business Administration from Trinity College in Dublin, Ireland.

Brian J. Harris joined the Company as Chief Financial Officer in October 2013. Prior to joining the Company, from 2009 to 2013, Mr. Harris served as Executive Vice President and Chief Financial Officer of Bausch & Lomb Holdings Incorporated, a leading global eye health company. From 1990 to 2009, Mr. Harris held positions of increasing responsibility with industrial, automotive, building products and engineering manufacturing conglomerate Tomkins plc, including President of the $2 billion worldwide power transmission business for Gates Corporation, and Senior Vice President for Strategic Business Development and Business Administration, Chief Financial Officer and Secretary of Gates Corporation. Mr. Harris earned his Bachelor of Accountancy from Glasgow University and is qualified as a Scottish Chartered Accountant.

Douglas C. Rauh joined the Company as the Regional President of the East Region in January 2012 with over 30 years of experience in the construction materials industry. Effective March 1, 2013, Mr. Rauh, became the Company’s Chief Operating Officer. Prior to joining the Company, from 2000 to 2012, Mr. Rauh held positions of increasing responsibility with Oldcastle, including President and Chief Executive Officer of The Shelly Co. (“Shelly”), Oldcastle’s operations in Ohio. During Mr. Rauh’s tenure with Shelly, he was an integral part of the team that completed over 30 acquisitions. Mr. Rauh started his career working for his family’s business, Northern Ohio Paving Company (“NOPCO”), where he held roles of increasing responsibility from 1983 to 2000, including Vice President. He attended The Ohio State University and graduated in 1983 with a Bachelor of Science degree in Business Administration.

Anne Lee Benedict joined the Company in October 2013. Prior to joining the Company, Ms. Benedict was a corporate partner in the Washington, D.C. office of Gibson, Dunn & Crutcher, where she had practiced since 2000. Ms. Benedict’s practice involved a wide range of corporate law matters, including mergers and acquisitions, joint ventures and other strategic transactions, securities offerings, securities regulation and disclosure issues, and corporate governance matters. Ms. Benedict earned a Bachelor of Arts degree in English and Psychology from the University of Michigan and graduated from the University of Pennsylvania Law School.

Kevin A. Gill joined the Company in May 2013 after having been Human Resources Vice President for Guilford Performance Textiles, a Cerberus portfolio company, since November 2008. In this role, he provided Human Resources Leadership that fueled the monetization to Lear Corporation. Prior to Guilford, Mr. Gill held a variety of Human Resources leadership roles with companies such as Honeywell, Citibank and Monsanto Chemical. Mr. Gill holds a Bachelor of Science in Business Administration from Villanova University and a Master of Arts in Industrial Relations from Wayne State in Detroit, Michigan.

Michael J. Brady joined the Company in April 2009 as Executive Vice President. Before joining the Company, Mr. Brady was a Senior Vice President at Oldcastle with overall responsibility for acquisitions and business development, having joined the company in 2000. Prior to that, Mr. Brady worked in several operational and general management positions in the paper and packaging industry in Ireland, the United Kingdom and Asia Pacific with the Jefferson Smurfit Group, plc (now Smurfit Kappa Group plc). Mr. Brady has a Bachelor of Engineering (Electrical) and a Master of Engineering Science (Microelectronics) from University College, Cork in Ireland. He earned his Masters of Business Administration degree from INSEAD in Fontainebleau, France.

M. Shane Evans joined the Company as Regional President of the West Region in August 2010 with over 20 years of experience in the construction materials industry. Prior to joining the Company, Mr. Evans worked at Oldcastle for 12 years, most recently as a Division President. He started his career working in his family’s construction and materials business where he held various operational and executive positions. Mr. Evans has a Bachelor of Science degree from Montana State University.

Damian J. Murphy joined the Company as Regional President of the Central Region in August 2009 with over 20 years of experience in the construction materials and mining industries, working with both public and privately held companies. Prior to joining the Company, Mr. Murphy served roles as regional president and company president for Oldcastle starting in 2004. Prior to that Mr. Murphy served as vice president of Aggregate Industries’ Rocky Mountain region, responsible for aggregates and hot mix asphalt production and sales. Before joining AI, Mr. Murphy worked in the mid-Atlantic for a top 10 privately held aggregate supplier and began his career in the industry in Europe. Mr. Murphy holds a Bachelor of Engineering degree with a concentration in Minerals Engineering from the Camborne School of Mines/ Exeter University in the United Kingdom.

Howard L. Lance began to serve on the Board of Parent GP starting in October 2012 and was formally elected as a director of Parent GP and Chairman of the Board of Parent GP in February 2013. He was Chairman of the Board of Directors, President and Chief Executive Officer of Harris Corporation from 2003 to 2011. Before joining Harris Corporation, Mr. Lance was president of NCR Corporation and Chief Operating Officer of its Retail and Financial Group. Previously, he spent 17 years with Emerson Electric Co., where he held senior management positions including Executive Vice President of its Electronics and Telecommunications segment, Chief Executive Officer and director of its Astec electronics subsidiary in Hong Kong, Group Vice President of its Climate Technologies segment and President of its Copeland Refrigeration division.

John R. Murphy was elected as a director of Parent GP and Chairman of the Audit Committee in February 2012. Mr. Murphy served as the Company’s Interim Chief Financial Officer from January 2013 to May 2013 and from July 2013 to October 2013. He was Senior Vice President and Chief Financial Officer of Smurfit-Stone Container Corporation from 2009 to 2010 and served in various senior management roles from 1998 to 2008, including Chief Financial Officer and Chief Operating Officer and as President and Chief Executive Officer of Accuride Corporation. Accuride Corporation filed for Chapter 11 bankruptcy protection in October 2009 and emerged in 2010. Since 2003, Mr. Murphy has served on the Board of Directors, the Governance Committee and as Chairman of the Audit

Committee of O’Reilly Automotive, Inc. He has also served as a director and Audit Committee Chairman of DJO Global Inc. since January 2012. Mr. Murphy was elected as a director and Audit Committee member of Graham Packaging in February 2011. Graham Packaging was subsequently sold in September 2011. Mr. Murphy has a Bachelor of Science degree in Accounting from Pennsylvania State University and a Master of Business Administration degree from the University of Colorado and is a Certified Public Accountant.

Neil P. Simpkins was elected as a director of Parent GP in August 2009. He is a Senior Managing Director of Blackstone’s Corporate Private Equity Group. Since joining Blackstone in 1998, Mr. Simpkins has led the acquisitions of TRW Automotive, Vanguard Health Systems, Team Health, LLC, Apria Healthcare Group, Summit Materials, Emdeon, Inc. and Gates Corporation. Before joining Blackstone, Mr. Simpkins was a Principal at Bain Capital. While at Bain Capital, Mr. Simpkins was involved in the execution of investments in the consumer products, industrial, healthcare and information industries. Prior to joining Bain Capital, Mr. Simpkins was a consultant at Bain & Company in the Asia Pacific region and in London. He currently serves as Lead Director of TRW Automotive and as a Director of Apria Healthcare Group, Gates Corporation and Emdeon, Inc. Mr. Simpkins graduated with honors from Oxford University and received a Masters of Business Administration from Harvard Business School.

Ted A. Gardner was elected as a director of Parent GP in August 2009. He is a Managing Partner of Silverhawk. Prior to co-founding Silverhawk in 2005, Mr. Gardner was a Managing Partner of Wachovia Capital Partners (formerly, First Union Capital Partners) from 1989 until 2002. He was a director and Chairman of the Compensation Committee of Kinder Morgan, Inc. from 1999 to 2007 and was a director and the Chairman of the Audit Committee of Encore Acquisition Company from 2001 to 2010. He is currently a director of Kinder Morgan Energy Partners, Spartan Energy Partners and Athlon Energy Inc. Mr. Gardner received a Bachelor of Arts degree in Economics from Duke University and a Juris Doctor and Masters of Business Administration from the University of Virginia.

Julia C. Kahr was elected as a director of Parent GP in August 2009. She is a Managing Director in Blackstone’s Corporate Private Equity group. Since joining Blackstone in 2004, she has been involved in the execution of Blackstone’s investments in SunGard, Encore Medical, DJ Orthopedics, Summit Materials and Gates Corporation. Before joining Blackstone, she was a Project Leader at the Boston Consulting Group, where she worked with companies in a variety of industries, including health care, financial services, media and entertainment and consumer goods. She is also the sole author of Working Knowledge, a book published by Simon & Schuster in 1998. She currently serves on the Board of Directors of DJ Orthopedics and Gates Corporation and is a member of the Board of Directors of Episcopal Social Services. Ms. Kahr received a Bachelor of Arts in Classical Civilization from Yale University where she graduated summa cum laude. She received a Masters of Business Administration from Harvard Business School.

Corporate Governance Matters

Background and Experience of Directors

When considering whether directors and nominees have the experiences, qualifications, attributes or skills, taken as a whole, to enable the Board to satisfy its oversight responsibilities effectively in light of our business and structure, the Board focused on, among other things, each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our Parent GP’s directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. The members of the Board considered, among other things, the following important characteristics which make each director a valuable member of the Board:

•	Mr. Lance’s significant management and operational experience from his service in various senior management roles, including as President and Chief Executive Officer of Harris Corporation and President of NCR Corporation.

•	Mr. Hill’s extensive knowledge of our industry and significant experience in leading companies.

•	Mr. Murphy’s extensive financial knowledge, including from his service as Chief Financial Officer of Smurfit-Stone Container Corporation and Accuride Corporation.

•	Mr. Simpkins’s significant financial and business experience, including as a Senior Managing Director in the Private Equity Group at Blackstone and Principal at Bain Capital.

•	Mr. Gardner’s extensive business and leadership experience, including as a Managing Partner of Silverhawk and Managing Partner of Wachovia Capital Partners (formerly, First Union Capital Partners).

•	Ms. Kahr’s extensive knowledge of a variety of different industries and her significant financial and investment experience from her involvement in Blackstone, including as Managing Director.

Independence of Directors

We are not a listed issuer whose securities are listed on a national securities exchange or in an inter-dealer quotation system that requires that a majority of the Board be independent. However, if we were a listed issuer whose securities were traded on the New York Stock Exchange (“NYSE”) and subject to such requirements, we would be entitled to rely on the controlled company exception contained in Section 303A of the NYSE Listed Company Manual for exception from the independence requirements related to the majority of the Board. Pursuant to Section 303A of the NYSE Listed Company Manual, a company of which more than 50% of the voting power is held by an individual, a group or another company is exempt from the requirements that its board of directors consist of a majority of independent directors. At December 28, 2013, Blackstone beneficially owned greater than 50% of the voting power of the Company, which would qualify the Company as a controlled company eligible for exemption under the rule.

Board Committees

The Board currently consists of six directors with one standing committee, the audit committee. The Board has determined that Mr. Murphy, Board member and audit committee chairman, qualifies as an “audit committee financial expert” as defined in the federal securities laws and regulations and is considered “independent.”

Audit Committee

The audit committee assists the Board with its oversight of the quality and integrity of our accounting, auditing and reporting practices. Pursuant to its charter, the audit committee makes recommendations to the Board for the appointment, compensation and retention of the independent auditor. The audit committee’s primary responsibilities include the following:

•	reviewing and discussing our consolidated financial statements and management’s discussion and analysis of financial condition and results of operations disclosure with management and the independent registered public accountants;

•	reviewing and discussing our earnings releases and any financial information or earnings guidance given, if any, to investors, creditors, financial analysts and credit rating agencies; and

•	reviewing and discussing the Company’s risk assessment and risk management policies.

Code of Conduct

Summit Materials’ Code of Conduct applies to all employees, including our chief executive officer and chief financial officer, and the Board of Parent GP. The Code of Conduct sets forth the Company’s conflict of interest policy, records retention policy, insider trading policy and policies for protection of Summit Material’s property, business opportunities and proprietary information. Summit Materials’ Code of Conduct is available free of charge on its website at www.summit-materials.com under the tab “Ethics Hotline.” Summit Materials intends to post on its website any amendments to, or waivers from, the Code of Conduct applicable to senior financial executives.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

Summary Compensation Table

The following table sets forth the compensation of our named executive officers for the year ended December 28, 2013 and, as applicable, the year ended December 29, 2012, and their respective titles at December 28, 2013.

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Non-Equity Incentive Plan Compensation	All Other Compensation(3)	Total
Thomas W. Hill	2013	$525,000	$—	$—	$563,850	$18,665	$1,107,515
President and Chief Executive Officer, Director	2012	510,000	267,750	—	—	25,594	803,344

Doug C. Rauh	2013	475,000	29,212	103,553	382,073	68,496	1,058,334
Chief Operating Officer	2012	450,000	550,000	838,853	—	468,548	2,307,401

Kevin A. Gill(4)	2013	184,041	20,000	207,126	117,603	171,570	700,340
Chief Human Resource Officer

(1)	Reflects the cash bonuses paid to the named executive officers in 2014 and, as applicable, 2013 in respect of their services during 2013 and 2012, respectively. The amounts of the bonus payments were determined by the Board of Directors in its discretion. For more information, see “—Bonus and Non-Equity Incentive Plan Compensation.” The amounts paid in 2012 to Mr. Rauh include a starting bonus of $400,000 paid in a lump sum and a $150,000 discretionary bonus. For more details, see “—Employment Agreements—Douglas C. Rauh.” The amounts paid in 2013 to Mr. Gill include a starting bonus of $20,000 paid in a lump sum.
(2)	The amount reported in the Stock Awards column reflects the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“ASC 718”). The assumptions applied in determining the fair value of the stock awards are discussed in Note 19, Employee Long-Term Incentive Plan, to our December 28, 2013 audited consolidated financial statements included elsewhere in this prospectus. This amount reflects our calculation of the value of the awards at the grant date and do not necessarily correspond to the actual value that may ultimately be recognized by the named executive officer. A portion of the shares granted in 2013 and 2012 vest under certain performance conditions, which are not currently deemed probable of occurring, and, therefore, have not been included in the table above. The unrecognized value of these awards assuming the highest level of performance conditions would be achieved was $111,831 and $176,883 as of December 28, 2013 and December 29, 2012, respectively, for Mr. Rauh and $223,676 as of December 28, 2013 for Mr. Gill.
(3)	All Other Compensation includes the following items: (a) amounts contributed by Summit Materials under the Summit Materials, LLC Retirement Plan, (b) payments for term life insurance, (c) car allowances, (d) relocation costs and related tax gross-ups, (e) gym membership costs, (f) country club dues and (g) fuel reimbursement for commuting. Amounts contributed to the Summit Materials, LLC Retirement Plan are matching contributions up to 4% of eligible compensation subject to IRS limits and totaled $10,200 for both Mr. Hill and Mr. Rauh and $6,000 for Mr. Gill in 2013 and $9,800 for each of Mr. Hill and Mr. Rauh in 2012. Matching contributions are immediately vested. For more information, see “—Summit Materials, LLC Retirement Plan.” Payments for term life insurance were as follows: Mr. Hill—$2,451; Mr. Rauh—$1,173 and Mr. Gill—$215 in 2013 and Mr. Hill—$6,719 and Mr. Rauh—$979 in 2012. Payments made by Summit Materials for car allowances were as follows: Mr. Rauh—$20,851 and Mr. Gill—$7,355 in 2013 and $20,844 for Mr. Rauh in 2012. Payments made by Summit Materials associated with Mr. Rauh’s relocation were $1,065 in 2013 and $233,393 of relocation and $194,457 for the related tax gross-up in 2012 and $88,358 associated with Mr. Gill’s relocation and $69,368 for the related tax gross-up in 2013. For more details about the payments made to Mr. Rauh and Mr. Gill, see “—Employment Agreements—Douglas C. Rauh” and “—Employment Agreements—Kevin A. Gill.”
(4)	Mr. Gill joined the Company effective May 21, 2013.

Employment Agreements

Thomas W. Hill

Parent entered into an employment agreement with Mr. Hill, dated as of July 30, 2009, whereby Mr. Hill serves as the Chief Executive Officer of the Parent and the Chief Executive Officer of the general partner of Parent GP. Mr. Hill also will continue to serve as a member of the Board so long as he serves in the foregoing capacities. Mr. Hill’s employment agreement had an initial term equal to three years commencing on July 30, 2009, which is automatically extended for additional one-year periods, unless Parent or Mr. Hill provides the other party 60 days prior written notice before the next extension date that the employment term will not be so extended. However, if Parent is dissolved pursuant to the terms of its exempted limited partnership agreement, then the employment term shall automatically and immediately be terminated. On July 30, 2014, Mr. Hill’s employment agreement was automatically extended for an additional year.

Pursuant to the terms of his employment agreement, Mr. Hill’s initial annual base salary was $500,000, which amount is reviewed annually by the Board, and may be increased (but not decreased). His base salary in 2013 was $525,000. Mr. Hill is also eligible to earn an annual bonus of up to 100% of his base salary based upon the achievement of performance targets established by the Board within the first three months of each fiscal year during the employment term. The Board, in its sole discretion, may appropriately adjust such performance targets in any fiscal year to reflect any merger, acquisition or divestiture affected by the Parent during such fiscal year. Mr. Hill is also entitled to participate in the Parent’s employee benefit plans, as in effect from time to time, on the same basis as those benefits are generally made available to other senior executives of Parent.

If Mr. Hill’s employment is terminated (i) by Parent with “cause” or (ii) by him other than as a result of a “constructive termination,” he will be entitled to certain accrued amounts. If Mr. Hill’s employment is terminated as a result of his death or “disability” (as defined in the employment agreement), he will be entitled to, in addition to certain accrued amounts, a pro rata portion of the annual bonus, if any, that Mr. Hill would have been entitled to receive, payable when such annual bonus would have otherwise been payable to him had his employment not been terminated. If Mr. Hill’s employment is terminated (i) by Parent without Cause or (ii) by him as a result of a “constructive termination” (as defined in the employment agreement), subject to his continued compliance with certain restrictive covenants and his non-revocation of a general release of claims, he will be entitled to receive, in addition to certain accrued amounts, (i) continued payment of his base salary in accordance with the Parent’s normal payroll practices, as in effect on the date of termination of his employment, until 18 months after the date of such termination and (ii) an amount equal to one and one-half times his annual bonus in respect of the fiscal year immediately preceding the applicable year of his termination of employment; provided that the aggregate amounts shall be reduced by the present value of any other cash severance or termination benefits payable to him under any other plans, programs or arrangements of the Parent or its affiliates.

In the event (i) Mr. Hill elects not to extend the employment term or (ii) of a “dissolution” with a “negative return” (as such terms are defined in the employment agreement), unless Mr. Hill’s employment is earlier terminated, Mr. Hill’s termination of employment shall be deemed to occur on the close of business on the earlier of the effective date of “dissolution” or the day immediately preceding the next scheduled extension date, and Mr. Hill shall be entitled to receive certain accrued amounts. In the event (i) that Parent elects not to extend the employment term or (ii) of a “dissolution” with a “positive return” (as such terms are defined in his employment agreement), Mr. Hill shall be treated as terminated without cause effective as of the close of business on the day immediately preceding the next scheduled extension date or the effective date of the “dissolution,” and shall be entitled to receive the amounts and benefits described above.

Pursuant to the terms of his employment agreement, Mr. Hill is subject to the following covenants: (i) a covenant not to disclose confidential information while employed and at all times thereafter; (ii) a covenant not to compete for a period of 18 months following his termination of employment for any reason; and (iii) a covenant not to solicit employees or customers for a period of 18 months following his termination of employment for any reason.

Douglas C. Rauh

Parent entered into an employment agreement with Douglas C. Rauh, dated as of December 29, 2011, pursuant to which Mr. Rauh became our Regional President, East Region. Effective April 1, 2013, Mr. Rauh assumed the role of Chief Operating Officer of the Company. His employment agreement otherwise remained in effect. Mr. Rauh’s employment agreement has an initial term equal to three years commencing on January 1, 2012 which will be automatically extended for additional one-year periods, unless Parent or Mr. Rauh provides the other party 60 days prior written notice before the next extension date that the employment term will not be so extended. The employment term will automatically and immediately be terminated upon a “dissolution” (as defined in the employment agreement).

Pursuant to the terms of his employment agreement, Mr. Rauh’s annual base salary is $450,000, which amount is reviewed annually by the Board, and may be increased (but not decreased). Mr. Rauh’s base salary for 2013 was $475,000. Mr. Rauh is also eligible to earn an annual bonus of up to 60% of his base salary based upon the achievement of performance targets established by the Board within the first three months of each fiscal year during the employment term, with a potential bonus of up to 90% of his base salary for extraordinary performance. The Board, in its sole discretion, may appropriately adjust such performance targets in any fiscal year to reflect any merger, acquisition or divestiture affected by the Parent during such fiscal year. Notwithstanding the foregoing, Mr. Rauh’s minimum annual bonus for 2012 (payable in 2013) was $150,000. In addition, after Mr. Rauh commenced his employment, Parent paid Mr. Rauh a starting bonus of $400,000 in a lump sum. Mr. Rauh is entitled to a car allowance in the amount of $1,000 per month for car expenses, in addition to reimbursement from the Parent for Mr. Rauh’s actual expenditures for gasoline, upon submission of appropriate documentation.

The employment agreement further provides that Parent reimburse Mr. Rauh for any loss suffered by Mr. Rauh in connection with the sale of his residence in Ohio, the actual out of pocket loss incurred by Mr. Rauh on the sale of his residence in Ohio, a gross-up of all income taxes imposed on Mr. Rauh in connection with the reimbursement payment, the cost of up to three visits by Mr. Rauh and his family to the Washington, D.C. area in connection with the search for a new residence, three months of the reasonable rental of a house in the Washington, D.C. area, and reasonable moving expenses incurred by Mr. Rauh in connection with his relocation. These obligations were satisfied by Parent in 2012 and are included in the amounts reported for Mr. Rauh in 2012 in the “All Other Compensation” column of the Summary Compensation Table. In addition, the agreement provides that Parent reimburse Mr. Rauh for his out of pocket costs for payment of COBRA continuation premiums in connection with health care insurance covering Mr. Rauh and his family, until such time as Mr. Rauh and his family obtain coverage under the Parent’s health care insurance plan. These obligations were satisfied by Parent in 2012 and are also included in the amounts reported for Mr. Rauh in 2012 in the “All Other Compensation” column of the Summary Compensation Table. Mr. Rauh is also entitled to participate in the Parent’s employee benefit plans as in effect from time to time, on the same basis as those benefits are generally made available to other senior executives of Parent.

If Mr. Rauh’s employment is terminated (i) by Parent with “cause” (as defined in the employment agreement) or (ii) by him other than as a result of a “constructive termination” (as defined in the employment agreement), he will be entitled to certain accrued amounts, and if Mr. Rauh’s employment is terminated as a result of his death or “disability” (as defined in his employment agreement), he will be entitled to (a) certain accrued amounts, (b) a pro rata portion of the annual bonus, if any, that Mr. Rauh would have been entitled to receive, payable when such annual bonus would have otherwise been payable to him had his employment not terminated, and (c) the costs of COBRA health continuation coverage for 18 months (or, if shorter, until COBRA coverage ends under Parent’s group health plan). If Mr. Rauh’s employment is terminated (i) by Parent without cause or (ii) by him as a result of a “constructive termination” (as defined in the employment agreement), subject to his continued compliance with certain restrictive covenants and his non-revocation of a general release of claims, he will be entitled to receive, in addition to certain accrued amounts, (i) continued payment of his base salary in accordance with the Parent’s normal payroll practices, as in effect on the date of termination of his employment, until 12 months after the date of such termination (the “Severance Period”), (ii) an amount equal to

Mr. Rauh’s annual bonus in respect of the fiscal year immediately preceding the applicable year of Mr. Rauh’s termination of employment, payable in equal monthly installments for 18 months after the date of such termination, and (iii) the costs of COBRA health continuation coverage for the lesser of the Severance Period or 18 months (or, if shorter, until COBRA coverage ends under Parent’s group health plan); provided that the aggregate amounts shall be reduced by the present value of any other cash severance or termination benefits payable to Mr. Rauh under any other plans, programs or arrangements of the Parent or its affiliates.

In the event (i) Mr. Rauh elects not to extend the employment term or (ii) of a “dissolution” (as such term is defined in his employment agreement) in connection with which the Sponsors do not receive a return on their investment, unless Mr. Rauh’s employment is earlier terminated, Mr. Rauh’s termination of employment shall be deemed to occur on the close of business on the earlier of the effective date of “dissolution” or the day immediately preceding the next scheduled extension date, and Mr. Rauh shall be entitled to receive certain accrued amounts. In the event (i) that Parent elects not to extend the employment term or (ii) of a “dissolution” (as such term is defined in his employment agreement) in connection with which the Sponsors receive a return on their investment, Mr. Rauh shall be treated as terminated without cause effective as of the close of business on the day immediately preceding the next scheduled extension date or the effective date of the “dissolution,” and shall be entitled to receive the amounts and benefits described above.

Pursuant to the terms of his employment agreement, Mr. Rauh is subject to the following covenants: (i) a covenant not to disclose confidential information while employed and at all times thereafter; (ii) a covenant not to compete for a period of 12 months following his termination of employment for any reason; and (iii) a covenant not to solicit employees or customers for a period of 12 months following his termination of employment for any reason.

Kevin A. Gill

Parent entered into an employment agreement with Kevin A. Gill, dated as of November 11, 2013, whereby Mr. Gill serves as our Chief Human Resource Officer. Mr. Gill’s employment agreement has an initial term equal to three years commencing on May 21, 2013 which will be automatically extended for additional one-year periods, unless Parent or Mr. Gill provides the other party 60 days prior written notice before the next extension date that the employment term will not be so extended. The employment term will automatically and immediately be terminated upon a “dissolution” (as defined in the employment agreement).

Pursuant to the terms of his employment agreement, Mr. Gill’s initial annual base salary is $300,000, which amount is reviewed annually by the Board, and may be increased (but not decreased). Mr. Gill is also eligible to earn an annual bonus of up to 60% of his base salary based upon the achievement of performance targets established by the Board within the first three months of each fiscal year during the employment term, with a potential bonus of up to 150% of his base salary for extraordinary performance. The Board, in its sole discretion, may appropriately adjust such performance targets in any fiscal year to reflect any merger, acquisition or divestiture affected by the Parent during such fiscal year. The annual bonus would be paid in a cash lump sum during the calendar year immediately following the fiscal year in which it is earned. In addition, after Mr. Gill commenced his employment, Parent paid Mr. Gill a starting bonus of $20,000 in a lump sum. Mr. Gill is entitled to a car allowance in the amount of $1,000 per month for car expenses.

The employment agreement further provides for reimbursement of three to four months of the reasonable rental of a house in Colorado, the closing costs associated with the sale of his home in North Carolina and any actual out of pocket loss incurred by Mr. Gill on the sale of his residence in North Carolina. These reimbursements are subject to a gross-up of all income taxes imposed on Mr. Gill in connection with the reimbursement payments. In addition, the agreement provides that Parent reimburse Mr. Gill for his out of pocket costs for payment of COBRA continuation premiums in connection with health care insurance covering Mr. Gill and his family, until such time as Mr. Gill and his family obtain coverage under the Parent’s health care insurance plan. These obligations were satisfied by Parent in 2013 and are included in the “All Other

Compensation” column of the Summary Compensation Table. Mr. Gill is also entitled to participate in the Parent’s employee benefit plans as in effect from time to time, on the same basis as those benefits are generally made available to other senior executives of Parent.

If Mr. Gill’s employment is terminated (i) by Parent with “cause” (as defined in the employment agreement) or (ii) by him other than as a result of a “constructive termination” (as defined in the employment agreement), he will be entitled to certain accrued amounts, and if Mr. Gill’s employment is terminated as a result of his death or “disability” (as defined in his employment agreement), he will be entitled to (a) certain accrued amounts, (b) a pro rata portion of the annual bonus, if any, that Mr. Gill would have been entitled to receive, payable when such annual bonus would have otherwise been payable to him had his employment not terminated, and (c) the costs of COBRA health continuation coverage for 18 months (or, if shorter, until COBRA coverage ends under Parent’s group health plan). If Mr. Gill’s employment is terminated (i) by Parent without cause or (ii) by him as a result of a “constructive termination” (as defined in the employment agreement), subject to his continued compliance with certain restrictive covenants and his non-revocation of a general release of claims, he will be entitled to receive, in addition to certain accrued amounts, (i) continued payment of his base salary in accordance with the Parent’s normal payroll practices, as in effect on the date of termination of his employment, until 12 months after the date of such termination (the “Severance Period”), (ii) the costs of COBRA health continuation coverage for the lesser of the Severance Period or 18 months (or, if shorter, until COBRA coverage ends under Parent’s group health plan); provided that the aggregate amounts shall be reduced by the present value of any other cash severance or termination benefits payable to Mr. Gill under any other plans, programs or arrangements of the Parent or its affiliates.

In the event (i) Mr. Gill elects not to extend the employment term or (ii) of a “dissolution” (as such term is defined in his employment agreement) in connection with which the Sponsors do not receive a return on their investment, unless Mr. Gill’s employment is earlier terminated, Mr. Gill’s termination of employment shall be deemed to occur on the close of business on the earlier of the effective date of “dissolution” or the day immediately preceding the next scheduled extension date, and Mr. Gill shall be entitled to receive certain accrued amounts. In the event (i) that Parent elects not to extend the employment term or (ii) of a “dissolution” (as such term is defined in his employment agreement) in connection with which the Sponsors receive a return on their investment, Mr. Gill shall be treated as terminated without cause effective as of the close of business on the day immediately preceding the next scheduled extension date or the effective date of the “dissolution,” and shall be entitled to receive the amounts and benefits described above.

Pursuant to the terms of his employment agreement, Mr. Gill is subject to the following covenants: (i) a covenant not to compete for a period of 12 months following his termination of employment by Parent without cause, (ii) a covenant not to disclose confidential information while employed and at all times thereafter; and (iii) a covenant not to solicit employees or customers for a period of 12 months following his termination of employment by Parent without cause.

Bonus and Non-Equity Incentive Plan Compensation

Pursuant to their employment arrangements as discussed above, each named executive officer is eligible to earn an annual bonus of up to a specified percentage of such named executive officer’s base salary based upon the achievement of performance targets established by the Board within the first three months of each fiscal year during such named executive officer’s employment term. The performance targets may be based on Adjusted EBITDA and/or free cash flow targets; however, the Board, in its discretion, may adjust such performance targets in any fiscal year to reflect any merger, acquisition or divestiture affected by the Company during such fiscal year. In fiscal 2013 and 2012, the performance targets were primarily based on Adjusted EBITDA, cash flows and achieving certain safety metrics.

During fiscal 2013, the Adjusted EBITDA, cash flows and safety metrics as set by the Board in the first three months of 2013 were achieved. As a result, compensation was provided to the named executive officers in the amounts shown above in the Non-Equity Incentive Plan Compensation column in the “—Summary Compensation Table.”

During fiscal 2012, although the Company’s actual Adjusted EBITDA result did not meet the target Adjusted EBITDA and thus the named executive officers were not entitled to their cash payments under the non-equity compensation plan, the Board, in its discretion, determined to make cash bonus payments to Mr. Hill and Mr. Rauh, as disclosed in the footnote to the bonus column of the Summary Compensation Table above. In determining the discretionary cash bonus payment for each named executive officer, the Board considered all of the following measures: safety, customer satisfaction, product quality and the successful integration of acquired businesses into the Company. In addition, the Board considered each named executive officer’s effectiveness and contribution to the Company.

Employee Long-Term Incentive Plan

Certain of our employees, including our named executive officers, have received Class D unit interests in the Parent. The Class D units provide rights to cash distributions based on a predetermined distribution formula (as provided for in the Third Amended and Restated Limited Partnership Agreement dated December 23, 2013) upon the Parent’s general partner declaring a distribution. There are four categories of Class D units: Class D-1 U.S. Interests; Class D-1 Non-U.S. Interests; Class D-2 U.S. Interests and Class D-2 Non-U.S. Interests. Under the exempted limited partnership agreement, these units would be entitled to distributions as determined by the Board on a pro rata basis with the Class B and Class C Units after returns of capital to Class A (primarily, Blackstone and other Sponsors) and Class B Holders and a preferential distribution to Class C Holders.

Generally, 50% of each category of Class D-1 units vest with the passage of time (“time-vesting interests”) and the remaining 50% of the Class D-1 units and all Class D-2 units vest when certain investment returns are achieved by the Parent’s investors (“performance-vesting interests”). Of the time-vesting-interests, subject to the holder’s continued employment through the applicable vesting date, 20% vest on the first anniversary of the grant date and the remaining 80% vest monthly over the four years following the first anniversary of the grant date. The time-vesting interests will become fully vested on an accelerated basis upon a change in control while the employee continues to provide services to the Company. Any of the time-vesting interests that are unvested upon termination of the employee’s services will be forfeited by the employee.

The performance-vesting interests vest when certain investment returns are achieved by the Parent’s investors while the employee continues to provide services to the Company or its subsidiaries. There are two performance levels at which performance-vesting interests generally vest, with performance-vesting interests that are Class D-1 units vesting if the Parent’s investors receive a return on invested capital of 1.75 times their initial investment, and performance-vesting interests that are Class D-2 units vesting if the Parent’s investors receive a return on invested capital of 3.00 times their initial investment.

Unvested interests are generally forfeited upon any termination of employment by the holder. However, if the employee is terminated without “cause” or resigns due to a “constructive termination” (each as defined in such employee’s employment agreement with the Company) within 12 months preceding a “change of control” or a “public offering” (each as defined in the Parent’s limited partnership agreement) any performance-vesting interests that would have been eligible to vest in connection with such transaction shall be restored and shall be eligible to vest based on the proceeds of such transaction.

If a holder’s employment is terminated by us for “cause,” or the holder violates a restrictive covenant, any vested Class D units are automatically forfeited. If a holder’s employment is terminated by us without “cause,” we may, under specified circumstances, repurchase the holder’s vested Class D units at a price per unit equal to the fair market value of such Class D units, minus any amounts already distributed to the holder in respect of such Class D units.

If a holder’s employment terminates as a result of the voluntary resignation of the holder, we may elect to convert all of the employee’s Class D units into a right to a fixed cash payment capped at a specified amount determined at the time of termination. The fixed cash payment calculated for this purpose is an amount equal to the fair market value of the holder’s vested Class D units minus any amounts already distributed to the holder in respect of such Class D units.

In 2013 and 2012, Mr. Rauh was granted approximately 37.2 and 175.8 Class D-1 time-vesting units, respectively, 37.2 and 175.8 Class D-1 performance-vesting units, respectively, and 11.2 and 52.8 Class D-2 performance-vesting units, respectively, consistent with the terms described above. In 2013, Mr. Gill was granted approximately 74.3 Class D-1 time-vesting units, 74.3 Class D-1 performance-vesting units and 22.3 Class D-2 performance-vesting units consistent with the terms described above.

Summit Materials, LLC Retirement Plan

We have a qualified contributory retirement plan established to qualify as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended. The plan covers all corporate employees, including our named executive officers, who are limited to their annual tax deferred contribution limit as allowed by the Internal Revenue Service and may contribute up to 75% of their gross wages. We provide for matching contributions to the plan, including 100% of pre-tax employee contributions and up to 4% of eligible compensation. Employer contributions vest immediately. Employees outside of the corporate office are covered by a variety of other plans, all of which qualify as deferred salary arrangements under Section 401(k) of the Internal Revenue Code of 1986, as amended.

Potential Payments upon Termination or Change of Control

In the event of a termination of employment or change of control, Class D units are subject to acceleration or extended periods during which the Class D units have an opportunity to vest, as described in “—Employee Long-Term Incentive Plan” above, and the named executive officers are entitled to the cash and non-cash severance benefits in accordance with the terms of their employment agreements, as described in “—Employment Agreements.”

Compensation Committee Interlocks and Insider Participation

Presently, the Board does not have a compensation committee. All decisions about our executive compensation in fiscal years 2013 and 2012 were made by the Board. Mr. Hill, who is our President and Chief Executive Officer, generally participates in discussions and deliberations of the Board regarding executive compensation. Other than Mr. Hill and Mr. Murphy, who served as our Interim Chief Financial Officer from December 18, 2012 to May 12, 2013 and from July 1, 2013 to October 14, 2013, no member of the Board was at any time during fiscal years 2013 or 2012, or at any other time, one of our officers or employees. We are parties to certain transactions with our Sponsors described in “Certain Relationships and Related Party Transactions.” None of our executive officers has served as a director or member of a compensation committee (or other committee serving an equivalent function) of any entity, one of whose executive officers served as a director of Parent GP.

Outstanding Equity Awards at 2013 Fiscal Year-end

A summary of the outstanding equity awards for each named executive officer as of December 28, 2013 is as follows:

	Stock Awards
Name	Grant Date	Number of shares or units of stock that have not vested (#)(1)	Market value of shares or units of stock that have not vested ($)(2)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)(3)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)(2)
Thomas W. Hill	08/25/2009	20	56,929	195	452,414
	02/17/2010	52	145,560	312	723,076
	04/16/2010	11	30,652	58	135,297
	05/27/2010	89	247,153	407	941,758
	08/02/2010	52	145,838	218	505,188
	09/15/2010	33	92,341	123	285,683
	11/30/2010	5	14,944	20	46,744
	05/27/2011	52	144,049	140	322,857
	08/02/2011	43	118,725	107	248,216
	10/28/2011	27	73,863	61	664,729

Douglas C. Rauh	01/01/2012	134	372,780	290	671,035
	08/21/2013	37	103,553	48	111,831

Kevin A. Gill	05/21/2013	74	207,126	97	223,676

(1)	Reflects time-vesting Class D Units, 20% of which vest on the first anniversary of the grant date and the remaining 80% vest monthly over the four years following the first anniversary.
(2)	Reflects the aggregated market values at December 28, 2013 based on the most recent valuation of the Class D Units.
(3)	Reflects performance-vesting interests that vest when certain investment returns are achieved by the Parent’s investors while the employee continues to provide services to the Company or its subsidiaries.

Director Compensation

We do not currently pay our directors who are either employed by us, Blackstone or Silverhawk compensation for their services as directors. Our other directors receive compensation for each quarter serving as a director and equity incentive awards. We may also reimburse our other directors for any reasonable expenses incurred by them in connection with services provided in such capacity.

Howard L. Lance

Howard L. Lance is entitled to an annual cash retainer of $250,000 pursuant to an agreement under which Mr. Lance agreed to serve as a director. In March 2013, Mr. Lance was granted approximately 217.2 Class D-1 time-vesting units, 217.2 Class D-1 performance-vesting units and 65.2 Class D-2 performance-vesting units consistent with the terms describe above in “—Employee Long-Term Incentive Plan” above, except that Mr. Lance’s equity award is subject to vesting based solely on his continued service on the Board.

John R. Murphy

John R. Murphy is entitled to an annual cash retainer of $100,000. In addition, Mr. Murphy is entitled to an annual equity grant of $50,000 for his service as director, for which, in 2013, he was granted approximately 4.3 Class D-1 time-vesting units, 4.3 Class D-1 performance-vesting units and 1.3 Class D-2 performance-vesting units, consistent with the terms describe above in “—Employee Long-Term Incentive Plan.” Mr. Murphy was compensated $316,274 for his services as the Company’s Interim Chief Financial Officer from January 2013 to May 2013 and from July 2013 to October 2013.

Director Compensation

The table below summarizes the compensation paid to non-employee Directors for their Board services during the year ended December 28, 2013.

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Total Compensation
Howard L. Lance	$250,000	$605,047	$855,047
John R. Murphy	100,000	12,101	112,101
Neil P. Simpkins	—	—	—
Ted A. Gardner	—	—	—
Julia C. Kahr	—	—	—

(1)	The amount reported in the Stock Awards column reflects the aggregate grant date fair value of our units computed in accordance with ASC 718. The assumptions applied in determining the fair value of the stock awards are discussed in Note 19, Employee Long-Term Incentive Plan, to our December 28, 2013 audited consolidated financial statements included elsewhere in this prospectus. This amount reflects our calculation of the value of the awards at the grant date and does not necessarily correspond to the actual value that may ultimately be recognized by the director. The performance conditions for the performance-vesting units are described above in “—Executive Compensation—Employee Long-Term Incentive Plan” in this prospectus. The performance-vesting units granted vest under performance conditions which are not currently deemed probable of occurring, and, therefore, have not been included in the table above. The unrecognized value of these awards assuming the highest level of performance conditions would be achieved was $653,390 for Mr. Lance in 2013 and $13,068 in 2013 for Mr. Murphy. At December 28, 2013, the aggregate number of stock awards outstanding was 499.5 Class D Units for Mr. Lance and 15.9 Class D Units outstanding for Mr. Murphy.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Parent owns 100% of the limited liability company interests of Summit Materials Holdings, LLC, which owns 100% of the limited liability company interests of Summit Materials Intermediate Holdings, LLC, which owns 100% of the limited liability company interests of Summit Materials, which indirectly owns 100% of the issued and outstanding common stock of Finance Corp. The limited partnership interests of Parent consist of Class A-1 Units, Class A-2 Units, Class B-1 Units, Class C Units and Class D-1 Units and Class D-2 Units. Class A-1 Units are equity interests in Parent and have economic characteristics that are similar to those of shares of preferred stock in a corporation. Class A-2 Units are equity interests in Parent that are issuable only upon the exchange of Class B-1 Units, Class C Units and Class D-1 Units or Class D-1 Units for Class A-2 Units following any transfer of any such units (other than transfers to certain permitted transferees) and have similar economic rights as Class A-1 Units. Class B Units are equity interests in Parent and have similar economic rights as Class A-1 Units. Class C Units are equity interests in Parent that have been issued to certain start-up partners of Parent and have economic characteristics similar to those of shares of junior preferred stock in a corporation. Class D-1 Units and Class D-2 Units are partnership profits interests having economic characteristics similar to stock appreciation rights and are subject to different vesting schedules and other conditions including certain transfer restrictions and put and call rights applicable only to employees or the other holders thereof. For additional information, see “Management—Executive and Director Compensation” and “Certain Relationships and Related Party Transactions.”

The table below sets forth information with respect to the beneficial ownership of the Class A-1 Units and Class A-2 Units of Parent taken together as a single class, the Class B-1, the Class C Units of Parent, the Class D-1 and Class D-2 Units taken together as a single class and the aggregate Class A-1 Units, Class A-2 Units, Class B-1 Units, Class C Units, Class D-1 Units and Class D-2 Units taken together as a single class, in each case, as of December 28, 2013 for (i) each individual or entity known by us to own beneficially more than 5% of the aggregate units, (ii) each of our named executive officers, (iii) each of our directors and (iv) all of our directors and our executive officers as a group.

The amounts and percentages of units beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated Class A-1 Units, Class A-2 Units, Class B-1 Units, Class C Units, Class D-1 Units and Class D-2 Units. Unless otherwise noted, the address of each beneficial owner of is c/o Summit Materials, LLC, 1550 Wynkoop Street, 3rd floor, Denver, Colorado 80202. The table below presents the beneficial owners of the Company’s limited liability company interests as of June 28, 2014.

Name and Address of Beneficial Owner	Class A Units		Class B-1 Units		Class C Units		Class D Units		Aggregate
	Amount and Nature of Beneficial Ownership	Percent	Amount and Nature of Beneficial Ownership	Percent	Amount and Nature of Beneficial Ownership	Percent	Amount and Nature of Beneficial Ownership	Percent	Amount and Nature of Beneficial Ownership		Percent
Blackstone Funds(1)	29,173	92.60%	—	—	—	—	—	—	29,173	(2)	78.80%
Silverhawk Summit, L.P.(3)	1,572	4.99%	—	—	274	35.09%	—	—	1,845		4.98%
Thomas W. Hill	108	*	—	—	140	17.97%	—	—	258		*
Douglas C. Rauh	—	—	—	—	—	—	—	—	—		—
Kevin A. Gill	—	—	—	—	—	—	—	—	—		—
Howard L. Lance	34	*	—	—	—	—	—	—	34		*
John R. Murphy	—	—	—	—	—	—	—	—	—		—
Neil P. Simpkins(4)	—	—	—	—	—	—	—	—	—		—
Ted A. Gardner(5)	100	*	—	—	130	16.71%	—	—	230		*
Julia C. Kahr(6)	—	—	—	—	—	—	—	—	—		—
All Directors and Executive Officers as a Group (13 persons)	474	*	—	—	303	38.85%	—	—	777		*

*	Less than 1%.
(1)	Units of Parent shown as beneficially owned by the Blackstone Funds (as hereinafter defined) are held by the following entities: (i) Blackstone Capital Partners (Cayman) V-NQ L.P. (“BCP Cayman V”) owns 23,602 Class A-1 Units representing 74.92% of the outstanding Class A Units of Parent; (ii) Blackstone Capital Partners (Cayman) NQ V-AC L.P. (“BCP Cayman NQ”) owns 4,975 Class A-1 Units representing 15.79% of the outstanding Class A Units of Parent; (iii) Summit BCP Intermediate Holdings L.P. (“Summit BCP”) owns 536 Class A-1 Units representing 1.70% of the outstanding Class A Units of Parent; (iv) Blackstone Participation Partnership (Cayman) V-NQ L.P. (“BPP”) owns 22 Class A-1 Units representing 0.07% of the outstanding Class A-1 Units of Parent; and (v) Blackstone Family Investment Partnership (Cayman) V-NQ L.P. (“BFIP”) owns 38 Class A-1 Units representing 0.12% of the outstanding Class A Units of Parent (BCP Cayman V, BCP Cayman NQ, Summit BCP, BPP and BFIP are collectively referred to as the “Blackstone Funds”). The general partner of BCP Cayman V and BCP Cayman NQ is Blackstone Management Associates (Cayman) V-NQ L.P. The general partner of Summit BCP is Summit BCP Intermediate Holdings GP, Ltd., and BFIP is the sole member and controlling entity of Summit BCP. The general partner and controlling entity of BFIP, BPP and Blackstone Management Associates (Cayman) V-NQ L.P. is BCP V-NQ GP L.L.C. Blackstone Holdings III L.P. is the managing member and majority interest owner of BCP V-NQ GP L.L.C. Blackstone Holdings III L.P. is indirectly controlled by The Blackstone Group L.P. and is owned, directly or indirectly, by Blackstone professionals and The Blackstone Group L.P. The Blackstone Group L.P. is controlled by its general partner, Blackstone Group Management L.L.C., which is in turn wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of such Blackstone entities and Mr. Schwarzman may be deemed to beneficially own the securities beneficially owned by the Blackstone Funds directly or indirectly controlled by it or him, but each disclaims beneficial ownership of such securities except to the extent of its or his indirect pecuniary interest therein. The address of each of the Blackstone entities listed in this note is c/o The Blackstone Group L.P., 345 Park Avenue, New York, NY 10154.
(2)	The limited partnership agreement of Parent Holdings (i) provides that, prior to an initial public offering, the Blackstone Funds have the right to require each unit owned by an employee to participate in any transaction constituting a change of control or the sale of all or substantially all of the assets of Parent to a third-party (in either case, with respect to U.S. investments only, non-U.S. investments only or both) and (ii) generally restricts the transfer of each unit owned by an employee until twelve months following an initial public offering. As a result, the Blackstone Funds may be deemed to beneficially own 95.60% of outstanding units of Parent. The units of Parent held by employees that may be so deemed beneficially owned by the Blackstone Funds are not reported in the table above. For additional information, see “Management—Executive Compensation” and “Certain Relationships and Related Party Transactions.”
(3)	Silverhawk Summit, L.P.is controlled by Silverhawk Capital Partners GP II, L.P. and is owned, directly or indirectly, by Silverhawk Capital Partners, LLC. The address of each of the Silverhawk entities listed in this note is c/o Silverhawk Capital Partners, LLC, 140 Greenwich Ave, 2nd Floor, Greenwich, CT 06830.
(4)	Mr. Simpkins is a Senior Managing Director of The Blackstone Group. Mr. Simpkins disclaims beneficial ownership of any shares owned directly or indirectly by the Blackstone Funds, except to the extent of his indirect pecuniary interest therein. Mr. Simpkins’ address is c/o The Blackstone Group, L.P., 345 Park Avenue, New York, NY 10017.
(5)	Mr. Gardner is a Managing Partner of Silverhawk Capital Partners, LLC. Mr. Gardner disclaims beneficial ownership of any shares owned directly or indirectly by Silverhawk, except to the extent of his indirect pecuniary interest therein. Mr. Gardner’s address is c/o Silverhawk Capital Partners, LLC, 140 Greenwich Ave, 2nd Floor, Greenwich, CT 06830.
(6)	Ms. Kahr is a Managing Director of The Blackstone Group. Ms. Kahr disclaims beneficial ownership of any shares owned directly or indirectly by the Blackstone Funds, except to the extent of her indirect pecuniary interest therein. Ms. Kahr’s address is c/o The Blackstone Group L.P., 345 Park Avenue, New York, NY 10017.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transaction and Management Fee Agreement

In connection with the formation of Parent, Parent entered into a transaction and management fee agreement with Blackstone Management Partners L.L.C. (“BMP”). Under this agreement, BMP (including through its affiliates) agreed to provide monitoring, advisory and consulting services relating to Parent and its subsidiaries. In consideration for the services, Parent pays, or causes to be paid, to BMP a management fee equal to the greater of $300,000 or 2.0% of Parent’s consolidated profit, as defined in the transaction and management fee agreement, for the immediately preceding fiscal year. BMP is not obligated to provide any other services to Parent absent express agreement. Under the management fee agreement, for the years ended December 28, 2013, December 29, 2012 and December 31, 2011, Summit Materials paid BMP management fees of $2.6 million, $2.1 million and $3.0 million, respectively, and incurred $2.3 million during the six months ended June 28, 2014.

In addition to the management fee, in consideration of BMP undertaking financial and structural analysis, due diligence investigations, corporate strategy and other advice and negotiation assistance necessary to enable Parent and its subsidiaries to undertake acquisitions, Parent pays BMP a transaction fee equal to (x) 1.0% of the aggregate enterprise value of any acquired entity or (y) if such transaction is structured as an asset purchase or sale, 1.0% of the consideration paid for or received in respect of the assets acquired or disposed of. In addition, Parent has agreed to indemnify BMP and its affiliates against liabilities relating to the services contemplated by the transaction and management fee agreement and reimburses BMP and its affiliates for out-of-pocket expenses incurred in connection with providing such services.

Under the transaction fee agreement, BMP is permitted to, and has, assigned a portion of the fees to which it is entitled to receive from Parent to Silverhawk Summit, L.P. and to certain members of management. No transaction fees were paid in 2013 or 2012 and $0.8 million was paid in 2011. During the six months ended June 28, 2014, the Company paid BMP $2.3 million, under this agreement and paid immaterial amounts to Silverhawk Summit, L.P. and to other equity holders.

At any time in connection with or in anticipation of a change of control of Parent, a sale of all or substantially all of Parent’s assets or an initial public offering of common equity of Parent or its successor (including any other entity used as a vehicle for an initial public offering), BMP may elect to receive, subject to the achievement of certain thresholds, in consideration of BMP’s role in facilitating such transaction and in settlement of the termination of the services provided under the transaction and management fee agreement, a single lump sum cash payment equal to the then-present value of all then-current and future annual management fees payable under the transaction and management fee agreement, assuming a hypothetical organic consolidated EBITDA growth rate equal to the growth rate over the prior twelve months and a termination date of the agreement to be the tenth anniversary of the date of the agreement. The transaction and management fee agreement will continue until the earlier of (x) the tenth anniversary of the date of the agreement, (y) the date BMP ceases to perform services and provides written notice thereof to Parent, or (z) such earlier date as Parent and BMP may mutually agree in writing.

Limited Partnership Agreement of Parent

The Sponsors and certain of our current and former officers, directors, employees and certain investors who rolled over equity in companies we acquired, indirectly beneficially own our equity interests through their respective ownership of partnership interests in Parent. Certain members of management indirectly beneficially own equity interests in Summit Materials through their respective ownership of certain classes of incentive partnership interests in Parent issued as part of an equity incentive program. Summit Materials is indirectly wholly-owned and controlled by Parent.

The limited partnership agreement of Parent provides that, except as otherwise set forth in the agreement, Parent GP has the exclusive right to manage, conduct and control the business of Parent. The agreement also includes provisions with respect to restrictions on transfer of partnership interests, rights of first offer, tag-along rights, drag-along rights and the right of Blackstone to cause an initial public offering, as well as certain other provisions, including with respect to registration rights and certain approval rights.

Shareholders Agreement of Parent GP

Parent GP is party to a shareholders agreement with Blackstone, Silverhawk, our chief executive officer, Tom Hill, Ted Gardner, Michael Brady and certain other equity holders, which governs certain matters relating to ownership of Parent GP, including with respect to restrictions on the issuance or transfer of shares, affiliate transactions and various corporate governance matters. Pursuant to the terms of the shareholders agreement, Parent GP is managed by a board of directors, currently consisting of six individuals, three of whom are nominees of Blackstone, one of whom is a nominee of Silverhawk, one of whom is a nominee of Tom Hill and Ted Gardner and one of whom is our chief executive officer. Under the shareholders agreement, owners of Class A interests of Parent are required to own shares of Parent GP. The majority of Parent GP is owned by Blackstone.

Management Equity Purchase Plan

Parent maintains equity incentive arrangements for executives and other senior management employees. Consistent with these arrangements, certain members of our management team have purchased and/or received, and may, from time to time, purchase and/or receive, equity interests or profit interests in Parent. Such purchases or awards of equity interests or profit interests may represent a substantial portion of the equity or profits of Parent.

Commercial Transactions with Sponsor Portfolio Companies

Our Sponsors and their respective affiliates have ownership interests in a broad range of companies. We have entered and may in the future enter into commercial transactions in the ordinary course of our business with some of these companies, including the sale of goods and services and the purchase of goods and services. None of these transactions or arrangements has been or is expected to be material to us.

Procedures with Respect to Review and Approval of Related Person Transactions

Parent GP has not adopted a formal written policy for the review and approval of transactions with related persons. However, the limited partnership agreement of Parent provides that the members of the board of directors of Parent GP shall review and approve transactions with related persons in certain circumstances.

Other Transactions

Blackstone Advisory Partners L.P., an affiliate of The Blackstone Group L.P., served as an initial purchaser of $13.0 million principal amount of the senior notes issued in January 2014 and $5.75 million principal amount of the outstanding notes and in each case received compensation in connection therewith

In the six months ended June 28, 2014, we sold certain assets associated with the production of concrete blocks, including inventory and equipment, to a related party for $2.3 million.

We purchased equipment from a noncontrolling member of Continental Cement for approximately $2.3 million, inclusive of $0.1 million of interest, in 2011, which was paid for in 2012.

We earned revenue of $0.6 million, $7.9 million and $8.6 million and incurred costs of $0.2 million, $0.2 million and $0.7 million in connection with several transactions with unconsolidated affiliates for the years ended

December 28, 2013, December 29, 2012 and December 31, 2011, respectively. As of December 28, 2013 and December 29, 2012, accounts receivable from affiliates was $0.4 million and $1.9 million. The Company had an immaterial amount of revenue from unconsolidated affiliates during the six months ended June 28, 2014.

Cement sales to companies owned by certain noncontrolling members of Continental Cement were approximately $6.2 million, $12.7 million, $12.5 million and $9.5 million for the six month period ended June 28, 2014 and the years ended December 28, 2013, December 29, 2012 and December 31, 2011, respectively, and accounts receivables due from these parties were approximately $1.2 million, $0.2 million and $1.0 million as of June 28, 2014, December 28, 2013 and December 29, 2012, respectively.

We paid $0.7 million of interest to a noncontrolling member of Continental Cement in the six months ended June 28, 2014 on a related party note. The principal balance on the note was repaid in January 2012.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Credit Facilities

Overview

On January 30, 2012, we entered into senior secured credit facilities with Bank of America, N.A. and Citigroup Global Markets Inc., as joint lead arrangers, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., UBS Securities LLC, Barclays Capital, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., as joint bookrunners, Bank of America, N.A., as administrative agent, collateral agent, letter of credit issuer and swing line lender, Citigroup Global Markets Inc., as syndication agent and Barclays Bank plc and Regions Bank, as co-documentation agents.

The senior secured credit facilities provides for term debt in an aggregate amount of $422.0 million and revolving credit commitments in an aggregate amount of $150.0 million, which matures January 30, 2017. The Company is required to make principal repayments of 0.25% of borrowings under the term debt on the last business day of each March, June, September and December. The revolving credit facility includes capacity available for letters of credit and for borrowings on same-day notice referred to as the swingline loans.

The current outstanding principal amount of term debt and applicable interest rate reflect the terms of a repricing we consummated in February 2013. The February 2013 repricing, among other things: (i) reduced the applicable margins used to calculate interest rates for term loans under our senior secured credit facilities by 1.0%; (ii) reduced the applicable margins used to calculate interest rates for $131.0 million of tranche A revolving credit loans available under the senior secured credit facilities by 1.0% (with no reductions to the applicable margins for the remaining $19.0 million of available revolving credit loans); (iii) increased term loans borrowed under our term loan facility by $25.0 million with the same terms as the existing term loans (bringing total term loan borrowings to approximately $422.0 million); (iv) included a requirement that we pay a fee equal to 1.0% of the principal amount of term loans repaid in connection with certain repricing or refinancing transactions within six months after February 5, 2013; and (v) created additional flexibility under the financial maintenance covenants, which are tested quarterly, by increasing the applicable maximum Consolidated First Lien Net Leverage Ratio and reducing the applicable minimum Interest Coverage Ratio (each as defined in the credit agreement governing our senior secured credit facilities), which included additional borrowings of $25.0 million, an interest rate reduction of 1.0% and a deferral of the March 2013 principal payment. The unpaid principal balance of term debt is due in full on the maturity date, which is January 30, 2019.

On January 16, 2014, we entered into a second amendment to our senior secured credit facilities that, among other things: (i) permitted the incurrence of the outstanding notes; and (ii) increased the total leverage ratio and senior secured net leverage ratio in connection with the future incurrence of indebtedness.

Our senior secured credit facilities include an uncommitted incremental facility that allow us the option to increase the amount available under the term loan facility and/or the revolving credit facility by (i) $135.0 million and (ii) an additional amount so long as we are in pro forma compliance with a consolidated first lien net leverage ratio. Availability of such incremental facilities will be subject to, among other conditions, the absence of an event of default and pro forma compliance with the financial covenants under our credit agreement and the receipt of commitments by existing or additional financial institutions.

Interest Rate and Fees

Borrowings under our senior secured credit facilities will bear interest at a rate per annum equal to an applicable margin plus, at our option, either (i) a base rate determined by reference to the highest of (a) the Federal Funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) the British Bankers Association LIBOR Rate (subject to a LIBOR floor of 1.25% in the case of the term loan facility) plus 1.00% or (ii) a British Bankers Association LIBOR rate (subject to a LIBOR floor of 1.25% in the case of the term loan facility) determined by reference to Reuters two business days prior to the interest period relevant to such borrowing adjusted for certain additional costs. The applicable margin for our term loan facility is 3.75% in the case of LIBOR loans and 2.75% in the case of base rate loans. The applicable margin on our revolving credit facility is 3.50% in the case of LIBOR loans and 2.50% in the case of base rate loans (or 4.50% and 3.50% in the case of the $19.0 million of available revolving credit loans discussed above, for which no reductions to margins were made) and will be subject to one 25 basis point step-down upon our attaining a consolidated first lien net leverage ratio of 2.50:1.00.

In addition to paying interest on outstanding principal under our senior secured credit facilities, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. We will also pay customary letter of credit and agency fees.

Mandatory Prepayments

The credit agreement governing our senior secured credit facilities requires us to prepay outstanding term loans, subject to certain exceptions, with:

•	commencing with the fiscal year ended December 29, 2012, 50% (which percentage will be reduced to 25% and 0% upon our attaining certain consolidated first lien net leverage ratios) of our annual excess cash flow less the principal amount of certain debt prepayments;

•	100% of the net proceeds from certain asset sales and casualty and condemnation proceeds, subject to certain threshold amounts of net proceeds and, if no default exists, to a 100% reinvestment right if reinvested or committed to be reinvested within 12 months of receipt so long as any committed reinvestment is actively reinvested within 18 months of receipt; and

•	100% of the net proceeds from issuances or incurrence of certain debt, other than proceeds from debt permitted to be incurred under the credit agreement governing the senior secured credit facilities.

We will apply the foregoing mandatory prepayments to the term loan in direct order of maturity.

Voluntary Prepayments

We may voluntarily repay outstanding loans under the senior secured credit facilities at any time without premium or penalty; provided that voluntary prepayments of eurocurrency rate loans made on a date other than the last day of an interest period applicable thereto shall be subject to customary breakage costs.

In addition, with respect to certain repricings or refinancings of the term loan facility within six months after February 5, 2013, we will be required to pay a fee equal to 1.0% of the principal amount of loans under the term loan facility that are repriced or refinanced.

Amortization and Final Maturity

We are required to make scheduled quarterly payments each equal to 0.25% of the original principal amount of the term loans made on the closing date, with the balance expected to be due on the seventh anniversary of the closing date. We will not be required to make any scheduled payments under our revolving credit facility. The principal amounts outstanding under the revolving credit facility will be due and payable on the fifth anniversary of the closing date.

Guarantee and Security

All obligations under the senior secured credit facilities will be unconditionally guaranteed by Summit Materials Intermediate Holdings, LLC, and each existing and future direct or indirect wholly-owned domestic restricted subsidiary of Summit Materials (other than certain immaterial subsidiaries, subsidiaries that are precluded by law, regulation or contractual obligation from guaranteeing the obligations and certain subsidiaries excluded via customary exceptions) and by the Summit Materials’ non-wholly-owned subsidiary Continental Cement (collectively, the “Credit Agreement Guarantors”).

All obligations under the senior secured credit facilities, and the guarantees of those obligations, will be secured by substantially all of the following assets of Summit Materials and each subsidiary that is a Credit Agreement Guarantor, subject to certain exceptions:

•	a pledge of 100% of the capital stock of Summit Materials and 100% of the capital stock of each domestic subsidiary that is directly owned by Summit Materials or one of the subsidiary Credit Agreement Guarantors, promissory notes and any other instruments evidencing indebtedness owned by Summit Materials or one of the subsidiary Credit Agreement Guarantors and 65% of the capital stock of each wholly-owned foreign subsidiary that is, in each case, directly owned by Summit Materials or one of the subsidiary Credit Agreement Guarantors; and

•	a security interest in, and mortgages on, substantially all tangible and intangible assets (above a materiality threshold in the case of mortgages) of Summit Materials and each subsidiary Credit Agreement Guarantor.

Certain Covenants and Events of Default

Our senior secured credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, our and our restricted subsidiaries’ ability to:

•	incur additional indebtedness or guarantees;

•	create liens on assets;

•	change our fiscal year;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations;

•	sell assets;

•	pay dividends and make other restricted payments;

•	make investments, loans or advances;

•	repay subordinated indebtedness;

•	make certain acquisitions;

•	engage in certain transactions with affiliates; and

•	change our lines of business.

In addition, the senior secured credit facilities require us to maintain a quarterly maximum consolidated first lien net leverage ratio and a quarterly minimum interest coverage ratio.

The credit agreement governing our senior secured credit facilities also contains certain customary representations and warranties, affirmative covenants and events of default (including, among others, an event of default upon a change of control). If an event of default occurs, the lenders under our senior secured credit facilities will be entitled to take various actions, including the acceleration of amounts due under our senior secured credit facilities and all actions permitted to be taken by a secured creditor.

DESCRIPTION OF THE NOTES

General

Certain terms used in this description are defined below under the subheading “—Certain Definitions.” In this description, (1) the terms “we,” “our,” “us” and “Company” each refer to Summit Materials, LLC, and not to any of its Subsidiaries, (2) the term “Co-Issuer” refers to Summit Materials Finance Corp. and (3) the term “Issuers” refers to the Company and the Co-Issuer.

The Issuers are jointly and severally liable for all obligations under the Notes (as defined below). The Co-Issuer is a Wholly-Owned Subsidiary of the Company that has been incorporated in Delaware as a special purpose finance subsidiary to facilitate the offering of the Notes and other debt securities of the Company. The Company believes that some prospective purchasers of the Notes may be restricted in their ability to purchase debt securities of partnerships or limited liability companies, such as the Company, unless the securities are jointly issued by a corporation. The Co-Issuer does not have any substantial operations or assets and does not have any revenues. Accordingly, you should not expect the Co-Issuer to participate in servicing the principal and interest obligations on the Notes.

The Issuers issued $115.0 million aggregate principal amount of 10 1⁄2% senior notes due 2020 (the “Outstanding Notes”) under an existing indenture dated January 30, 2012 (the “Indenture”) among the Issuers, the Guarantors and Wilmington Trust, National Association, as trustee (the “Trustee”). The Issuers previously issued $250.0 million aggregate principal amount of 10 1⁄2% senior notes due 2020 under the Indenture on January 30, 2012 and an additional $260.0 million aggregate principal amount of 10 1⁄2% senior notes due 2020 under the Indenture on January 17, 2014 (together, the “Existing Notes”). The Outstanding Notes and the Existing Notes were issued in private transactions that were not subject to the registration requirements of the Securities Act. The exchange notes offered hereby will be treated as a single series with the Outstanding Notes and Existing Notes and will have substantially the same terms. The terms of the exchange notes to be issued in the exchange offer for such notes are substantially identical to the Outstanding Notes and the Existing Notes, except that the transfer restrictions, registration rights and additional interest provision relating to the Outstanding Notes will not apply to the exchange notes. However, until the Outstanding Notes are registered and exchanged for exchange notes, or the Outstanding Notes are otherwise freely tradeable and the restrictive legend has been removed therefrom, the Existing Notes will have a different CUSIP number or numbers than that of the Outstanding Notes, which may adversely affect the liquidity of the Outstanding Notes and cause such notes to trade at different prices than the Existing Notes. In this section, unless the context requires otherwise, references to “Notes” are to the Outstanding Notes and the Existing Notes, together with the exchange notes offered hereby that are to be exchanged for the Outstanding Notes. Except as set forth herein, the terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

The following description is only a summary of the material provisions of the Indenture. It does not purport to be complete and is qualified in its entirety by reference to the provisions of the Indenture, including the definitions therein of certain terms used below. We urge you to read the Indenture because it, and not this description, defines your rights as Holders of the Notes. You may request copies of the Indenture at our address set forth under “Prospectus Summary—Corporate Information.”

Brief Description of the Notes

The Notes:

•	are general unsecured senior obligations of the Issuers;

•	rank equally in right of payment with all existing and future Senior Indebtedness of the Issuers (including borrowings under the Senior Secured Credit Facilities and the Existing Notes);

•	are effectively subordinated to all Secured Indebtedness of the Issuers (including borrowings under the Senior Secured Credit Facilities), to the extent of the value of the collateral securing such Secured Indebtedness;

•	are structurally subordinated to all existing and future Indebtedness, claims of holders of Preferred Stock and other liabilities of the Company’s Subsidiaries that are not guaranteeing the Notes;

•	are senior in right of payment to all future Subordinated Indebtedness of the Issuers; and

•	are initially guaranteed on a senior unsecured basis by the Guarantors and will also be guaranteed in the future by each U.S. Wholly-Owned Subsidiary that is a Restricted Subsidiary, if any, subject to certain exceptions, that guarantees Indebtedness of the Issuers under the Senior Secured Credit Facilities.

Guarantees

The Guarantors, as primary obligors and not merely as sureties, have jointly and severally guaranteed, irrevocably and unconditionally, on an unsecured senior basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuers under the Indenture and the Notes, whether for payment of principal of, any premium, interest in respect of Notes or expenses, indemnification or otherwise, on the terms set forth in the Indenture by executing the Indenture.

The Guarantors guarantee the Notes and, in the future, subject to exceptions set forth under the caption “—Certain Covenants—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries,” each direct and indirect U.S. Wholly-Owned Subsidiary that is a Restricted Subsidiary of the Company that guarantees certain Indebtedness of the Issuers or any other Guarantor will, guarantee the Notes, subject to certain exceptions and to release as provided below or elsewhere in this “Description of the Notes.” Each of the Guarantees of the Notes are a general unsecured senior obligation of each Guarantor, rank equally in right of payment with all existing and future Senior Indebtedness of such Guarantor (including such Guarantor’s guarantee of the Senior Secured Credit Facilities and the Existing Notes), are effectively subordinated to all Secured Indebtedness of such Guarantor (including such Guarantor’s guarantee of the Senior Secured Credit Facilities), to the extent of the value of the collateral of such Guarantor securing such Secured Indebtedness, and rank senior in right of payment to all future Subordinated Indebtedness of such Guarantor. Each of the Guarantees of the Notes are structurally subordinated to all existing and future Indebtedness, claims of holders of Preferred Stock and other liabilities of Subsidiaries of each Guarantor that do not Guarantee the Notes.

Not all of the Company’s Subsidiaries guarantee the Notes. In the event of a bankruptcy, liquidation, reorganization or similar proceeding of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Issuers or a Guarantor. As a result, all of the existing and future liabilities of our non-guarantor Subsidiaries, including any claims of trade creditors, are effectively senior to the Notes. The Indenture does not limit the amount of liabilities that are not considered Indebtedness which may be incurred by the Company or its Restricted Subsidiaries, including the non-Guarantors.

The obligations of each Guarantor under its Guarantee are limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance under applicable law. This provision may not, however, be effective to protect a Guarantee from being voided under fraudulent transfer law, or may reduce the applicable Guarantor’s obligation to an amount that effectively makes its Guarantee worthless. If a Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such indebtedness, a Guarantor’s liability on its Guarantee could be reduced to zero. See “Risk Factors—Risks Related to Our Indebtedness and the Exchange Notes—Federal and state fraudulent transfer laws may permit a court to void the exchange notes and the guarantees, subordinate claims in respect of the exchange notes and the guarantees and require noteholders to return payments received and, if that occurs, you may not receive any payments on the exchange notes.”

Any Guarantor that makes a payment under its Guarantee is entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

Each Guarantor may consolidate with, amalgamate or merge with or into or sell all or substantially all its assets to the Company, the Co-Issuer or another Guarantor without limitation or any other Person upon the terms and conditions set forth in the Indenture. See “—Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets.”

Each Guarantee by a Guarantor provides by its terms that it will be automatically and unconditionally released and discharged upon:

(1) (a) any sale, exchange, disposition or transfer (by merger, amalgamation, consolidation or otherwise) of (i) the Capital Stock of such Guarantor, after which the applicable Guarantor is no longer a Restricted Subsidiary or (ii) all or substantially all the assets of such Guarantor, in each case if such sale, exchange, disposition or transfer is made in compliance with the applicable provisions of the Indenture;

(b) the release or discharge of the Guarantee by such Guarantor of Indebtedness under the Senior Secured Credit Facilities, or the release or discharge of such other guarantee that resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such Guarantee (it being understood that a release subject to a contingent reinstatement is still a release, and that if any such Guarantee is so reinstated, such Guarantee shall also be reinstated to the extent that such Guarantor would then be required to provide a Guarantee pursuant to the covenant described under “—Certain Covenants—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”);

(c) the designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in compliance with the applicable provisions of the Indenture; or

(d) the exercise by the Issuers of their legal defeasance option or covenant defeasance option as described under “—Legal Defeasance and Covenant Defeasance” or the discharge of the Issuers’ obligations under the Indenture in accordance with the terms of the Indenture; and

(2) such Guarantor delivering to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

Ranking

The payment of the principal of, premium, if any, and interest on the Notes and the payment of any Guarantee rank equally in right of payment to all existing and future Senior Indebtedness of the Issuers or the relevant Guarantor, as the case may be, including the obligations of the Issuers and such Guarantor under the Senior Secured Credit Facilities and the Existing Notes.

The Notes and the Guarantees are effectively subordinated in right of payment to all of the Issuers’ and each Guarantor’s existing and future Secured Indebtedness to the extent of the value of the collateral securing such Secured Indebtedness. As of June 28, 2014, on a pro forma basis after giving effect to the September 2014 Transactions, we would have had $506.6 million of Secured Indebtedness outstanding, including $482.8 million in borrowings under the Senior Secured Credit Facilities and $23.8 million of obligations related to capital leases and other debt obligations. As of June 28, 2014, the Company would also have had (1) an additional approximately $27.5 million of borrowing capacity under the revolving credit facility under the Senior Secured Credit Facilities (after giving effect to approximately $22.8 million of issued but undrawn letters of credit), which, if borrowed, would be Secured Indebtedness and (2) the option to increase the amount available under the term loan facility and/or the revolving credit facility by (x) $135.0 million and (y) an additional amount so long as the Company is in pro forma compliance with a consolidated first lien net leverage ratio, which in each case, if borrowed, would be Secured Indebtedness.

Although the Indenture contains limitations on the amount of additional Indebtedness that the Issuers and the Restricted Subsidiaries (including the Guarantors) may incur, under certain circumstances the amount of such additional Indebtedness could be substantial and under certain circumstances such additional Indebtedness may be secured. The Indenture also does not limit the amount of additional Indebtedness that any direct or indirect parent company of the Company may incur. See “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Paying Agent and Registrar for the Notes

The Issuers will maintain one or more paying agents for the Notes. The initial paying agent for the Notes is the Trustee.

The Issuers will also maintain one or more registrars and a transfer agent. The initial registrar and transfer agent with respect to the Notes is the Trustee. The registrar will maintain a register reflecting ownership of the Notes outstanding from time to time. The paying agent will make payments on, and the transfer agent will facilitate transfer of, the Notes on behalf of the Issuers.

The Issuers may change the paying agent, the registrar or the transfer agent without prior notice to the Holders. The Company or any of its Subsidiaries may act as a paying agent, registrar or transfer agent.

If any Notes are listed on an exchange and the rules of such exchange so require, the Issuers will satisfy any requirement of such exchange as to paying agents, registrars and transfer agents and will comply with any notice requirements required under such exchange in connection with any change of paying agent, registrar or transfer agent.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. The Issuers are not required to transfer or exchange any Note selected for redemption or tendered (and not withdrawn) for repurchase in connection with a Change of Control Offer or an Asset Sale Offer. Also, the Issuers are not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed. The registered Holder of a Note will be treated as the owner of the Note for all purposes.

Principal, Maturity and Interest

The Issuers previously issued $510.0 million aggregate principal amount of Existing Notes in private transactions that were not subject to the registration requirements of the Securities Act. All $510.0 million aggregate principal amount of the privately placed Existing Notes were subsequently exchanged for substantially identical notes that were registered under the Securities Act and therefore are freely tradable. The Notes will mature on January 31, 2020. Subject to compliance with the covenant described below under the caption “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” the Issuers may issue additional Notes under the Indenture from time to time (“Additional Notes”). The Outstanding Notes, the Existing Notes and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase, except for certain waivers and amendments as set forth herein. Unless the context requires otherwise, references to “Notes” for all purposes of the Indenture and this “Description of the Notes” include any Additional Notes that are actually issued. The Outstanding Notes constitute Additional Notes under the Indenture. The Notes will be issued in minimum denominations of $2,000 and any integral multiples of $1,000 in excess of $2,000.

Interest on the Notes accrues at the rate of 10 1⁄2% per annum. Interest on the Notes is payable semi-annually in arrears on each January 31 and July 31, commencing, with respect to the Outstanding Notes, January 31, 2015, to the Holders of Notes of record on the immediately preceding January 15 and July 15, respectively. Interest on the Notes accrues from, with respect to the Outstanding Notes, July 31, 2014. Interest on the Notes is computed on the basis of a 360-day year comprised of twelve 30-day months.

Payment of Principal, Premium and Interest

Cash payments of principal of, premium, if any, and interest on the Notes are payable at the office or agency of the Issuers maintained for such purpose or, at the option of the Issuers, cash payment of interest may be made through the paying agent by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders; provided, that (a) all cash payments of principal, premium, if any, and interest with respect to the Notes represented by one or more global notes registered in the name of or held by The Depository Trust Company (“DTC”) or its nominee are made through the paying agent by wire transfer of immediately available funds to the accounts specified by the registered Holder or Holders thereof and (b) all cash payments of principal, premium, if any, and interest with respect to certificated Notes are made by wire transfer to a U.S. dollar account maintained by the payee with a bank in the United States if such Holder elects payment by wire transfer by giving written notice to the Trustee or the paying agent to such effect designating such account no later than 30 days immediately preceding the relevant due date for payment (or such other date as the Trustee may accept in its discretion). Until otherwise designated by the Issuers, the Issuers’ office or agency will be the office of the Trustee maintained for such purpose.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuers are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuers may be required to make an offer to purchase Notes as described under the caption “—Repurchase at the Option of Holders.” The Issuers, the Investors and their respective Affiliates may at any time and from time to time purchase Notes in the open market or otherwise.

Optional Redemption

Except as set forth below, the Issuers are not entitled to redeem the Notes at their option prior to January 31, 2016. At any time prior to January 31, 2016, the Issuers may on one or more occasions redeem all or a part of the Notes, upon notice as described under “—Selection and Notice,” at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, plus accrued and unpaid interest, if any, to the date of redemption (the “Redemption Date”), subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

On and after January 31, 2016, the Issuers may redeem the Notes, in whole or in part, upon notice as described under the heading “—Selection and Notice,” at the redemption prices (expressed as percentages of principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon, if any, to the applicable Redemption Date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on January 31 of each of the years indicated below:

Year	Senior Notes Percentage
2016	105.250%
2017	102.625%
2018 and thereafter	100.000%

In addition, until January 31, 2015, the Issuers may, at their option, and on one or more occasions, redeem up to 35.0% of the aggregate principal amount of Notes issued by them at a redemption price equal to the sum of

(a) 100% of the aggregate principal amount thereof, plus (b) a premium equal to the stated interest rate per annum on the Notes, plus (c) accrued and unpaid interest, if any, to the applicable Redemption Date, subject to the right of Holders of Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds received by the Company from one or more Equity Offerings or a contribution to the Company’s common equity capital made with the net cash proceeds of a concurrent Equity Offering; provided, that (a) at least 50% of the aggregate principal amount of Notes originally issued under the Indenture on the Issue Date and any Additional Notes issued under the Indenture after the Issue Date remains outstanding immediately after the occurrence of each such redemption; and (b) each such redemption occurs within 180 days of the date of closing of each such Equity Offering.

Notice of any redemption, whether in connection with an Equity Offering or otherwise, may be given prior to the completion thereof, and any such redemption or notice may, at the Issuers’ discretion, be subject to one or more conditions precedent, including, but not limited to, the completion of the related Equity Offering or other corporate transaction. If such redemption is subject to the satisfaction of one or more conditions precedent, in the Issuers’ discretion the Redemption Date may be delayed or the redemption may be rescinded in the event that any such conditions shall not have been satisfied by the original Redemption Date. If any Notes are listed on an exchange, and the rules of such exchange so require, the Issuers will notify the exchange of any such notice of redemption. In addition, the Issuers will notify the exchange of the principal amount of any Notes outstanding following any partial redemption of such Notes.

Selection and Notice

If the Issuers are redeeming less than all of the Notes issued under the Indenture at any time, the Trustee will select the Notes to be redeemed (a) if the Notes are listed on an exchange, in compliance with the requirements of such exchange or (b) on a pro rata basis to the extent practicable, or, if the pro rata basis is not practicable for any reason by lot or by such other method as the Trustee shall deem fair and appropriate. No Notes of $2,000 or less can be redeemed in part.

Notices of redemption shall be delivered electronically or mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the redemption date to each Holder of Notes at such Holder’s registered address or otherwise in accordance with the procedures of DTC, except that redemption notices may be delivered more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. If any Note is to be redeemed in part only, any notice of redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be redeemed.

With respect to Notes represented by certificated notes, the Issuers will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the Holder upon cancellation of the original Note; provided, that new Notes will only be issued in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. Notes called for redemption become due on the date fixed for redemption. On and after the Redemption Date, interest ceases to accrue on Notes or portions of them called for redemption.

Repurchase at the Option of Holders

Change of Control

The Indenture provides that if a Change of Control occurs after the Issue Date, unless the Issuers have previously or concurrently delivered a redemption notice with respect to all the outstanding Notes as described under “—Optional Redemption,” the Issuers will make an offer to purchase all of the Notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101.0% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, subject to the right of Holders of the Notes of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control except to the extent that the Issuers have exercised the right to redeem the Notes as described under “—Optional Redemption” above, the Issuers will send notice of such Change of Control Offer electronically or by first-class mail, with a copy to the Trustee, to each Holder of Notes to the address of such Holder appearing in the security register or otherwise in accordance with the procedures of DTC with the following information:

(1) that a Change of Control Offer is being made pursuant to the covenant entitled “Change of Control,” and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Issuers;

(2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is delivered (the “Change of Control Payment Date”);

(3) that any Note not properly tendered will remain outstanding and continue to accrue interest;

(4) that unless the Issuers default in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5) that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6) that Holders will be entitled to withdraw their tendered Notes and their election to require the Issuers to purchase such Notes, provided that the paying agent receives, not later than the close of business on the second Business Day prior to the expiration date of the Change of Control Offer, a facsimile transmission or letter setting forth the name of the Holder of the Notes, the principal amount of Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Notes, or a specified portion thereof, and its election to have such Notes purchased;

(7) that if the Issuers are redeeming less than all of the Notes, the Holders of the remaining Notes will be issued new Notes and such new Notes will be equal in principal amount to the unpurchased portion of the Notes surrendered. The unpurchased portion of the Notes must be equal to at least $2,000 or any integral multiple of $1,000 in excess of $2,000;

(8) if such notice is delivered prior to the occurrence of a Change of Control, stating that the Change of Control Offer is conditional on the occurrence of such Change of Control; and

(9) the other instructions, as determined by the Issuers, consistent with the covenant described hereunder, that a Holder must follow.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in the Indenture by virtue thereof.

On the Change of Control Payment Date, the Issuers will, to the extent permitted by law:

(1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3) deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officer’s Certificate to the Trustee stating that such Notes or portions thereof have been tendered to, and purchased by, the Issuers.

The Senior Secured Credit Facilities provide, and future credit agreements or other agreements relating to Indebtedness to which the Issuers become a party may provide, that certain change of control events with respect to the Issuers would constitute a default thereunder (including a Change of Control under the Indenture). If we experience a change of control that triggers a default under the Senior Secured Credit Facilities or any such future Indebtedness, we could seek a waiver of such default or seek to refinance the Senior Secured Credit Facilities or such future Indebtedness. In the event we do not obtain such a waiver or do not refinance the Senior Secured Credit Facilities or such future Indebtedness, such default could result in amounts outstanding under the Senior Secured Credit Facilities or such future Indebtedness being declared due and payable.

Our ability to pay cash to the Holders of Notes following the occurrence of a Change of Control may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Liens.” Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders of the Notes protection in the event of a highly leveraged transaction.

The Issuers will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to certain Persons. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company and its Subsidiaries, taken as a whole. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Issuers to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relating to the Issuers’ obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes then outstanding.

Asset Sales

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale, unless:

(1) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of; and

(2) except in the case of a Permitted Asset Swap, at least 75.0% of the consideration therefor received by the Company or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided, that the amount of:

(a) any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet or in the footnotes thereto) of the Company or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the Notes, that are assumed by the transferee of any such assets and for which the Company and all of its Restricted Subsidiaries have been validly released by all applicable creditors in writing;

(b) any securities, notes or other obligations or assets received by the Company or such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into Cash Equivalents (to the extent of the Cash Equivalents received) within 180 days following the closing of such Asset Sale; and

(c) any Designated Non-cash Consideration received by the Company or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of (i) $30.0 million and (ii) 2.25% of Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be Cash Equivalents for purposes of this provision and for no other purpose.

Within 365 days after the receipt of any Net Proceeds of any Asset Sale, the Company or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale,

(1) to permanently reduce:

(a) Obligations under the Senior Secured Credit Facilities, and to correspondingly reduce commitments with respect thereto;

(b) Obligations under Secured Indebtedness, which is secured by a Lien that is permitted by the Indenture, and to correspondingly reduce commitments with respect thereto;

(c) Obligations under other Senior Indebtedness (and to correspondingly reduce commitments with respect thereto), provided that the Issuers shall equally and ratably reduce Obligations under the Notes as provided under “—Optional Redemption” or through open-market purchases (to the extent such purchases are at or above 100.0% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase their Notes at 100.0% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Notes to be repurchased, to the date of repurchase; or

(d) Indebtedness of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Issuers or another Restricted Subsidiary; or

(2) to make (a) an Investment in any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Company or any of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) capital expenditures or (c) acquisitions of other assets, in each of (a), (b) and (c), used or useful in a Similar Business; or

(3) to make an Investment in (a) any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Company or any of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) properties or (c) acquisitions of other assets that, in each of (a), (b) and (c), replace the businesses, properties and/or assets that are the subject of such Asset Sale.

provided, that in the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as the Company, or such Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such commitment (an “Acceptable Commitment”) and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, the Company or such Restricted Subsidiary enters into another Acceptable Commitment (a “Second Commitment”) within 180 days of such cancellation or termination; provided further that if any Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied, then such Net Proceeds shall constitute Excess Proceeds.

Any Net Proceeds from the Asset Sale that are not invested or applied as provided and within the time period set forth in the preceding paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $25.0 million, the Issuers shall make an offer to all Holders of the Notes and, if required by the terms of any Indebtedness that is pari passu with the Notes (“Pari Passu Indebtedness”), to the holders of such Pari Passu Indebtedness (an “Asset Sale Offer”), to purchase the maximum aggregate principal amount of the Notes and such Pari Passu Indebtedness that is in an amount equal to at least $2,000, or an integral multiple of $1,000 thereafter, that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100.0% of the principal amount thereof (or accreted value thereof, if less), plus accrued and unpaid interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuers will commence an Asset Sale Offer with respect to Excess Proceeds within 10 Business Days after the date that Excess Proceeds exceed $25.0 million by delivering the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. The Issuers may satisfy the foregoing obligations with respect to any Net Proceeds from an Asset Sale by making an Asset Sale Offer with respect to such Net Proceeds prior to the expiration of the relevant 365 days (or such longer period provided above) or with respect to Excess Proceeds of $25.0 million or less.

To the extent that the aggregate amount of Notes and such Pari Passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes or the Pari Passu Indebtedness surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and the Company shall select such Pari Passu Indebtedness to be purchased on a pro rata basis based on the accreted value or principal amount of the Notes or such Pari Passu Indebtedness tendered with adjustments as necessary so that no Notes or Pari Passu Indebtedness will be repurchased in part in an unauthorized denomination. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds that resulted in the Asset Sale Offer shall be reset to zero (regardless of whether there are any remaining Excess Proceeds upon such completion).

Pending the final application of any Net Proceeds pursuant to this covenant, the holder of such Net Proceeds may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility, including under the Senior Secured Credit Facilities, or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in the Indenture by virtue thereof.

The provisions under the Indenture relating to the Issuers’ obligation to make an offer to repurchase the Notes as a result of an Asset Sale may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes then outstanding.

Future credit agreements or other similar agreements to which the Issuers become a party may contain restrictions on the Issuers’ ability to repurchase Notes. In the event an Asset Sale occurs at a time when the Issuers are prohibited from purchasing Notes, the Issuers could seek the consent of their lenders to the repurchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuers do not obtain such consent or repay such borrowings, the Issuers will remain prohibited from repurchasing Notes. In such a case, the Issuers’ failure to repurchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, likely constitute a default under such other agreements.

Certain Covenants

Set forth below are summaries of certain covenants that are contained in the Indenture.

During any period of time that (i) the Notes have Investment Grade Ratings from both Rating Agencies and (ii) no Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event” and the date thereof being referred to as the “Suspension Date”) then, the covenants specifically listed under the following captions in this “Description of the Notes” section of this prospectus will not be applicable to the Notes (collectively, the “Suspended Covenants”):

(1) “—Repurchase at the Option of Holders—Asset Sales”;

(2) “—Limitation on Restricted Payments”;

(3) “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(4) clause (4) of the first paragraph of “—Merger, Consolidation or Sale of All or Substantially All Assets”;

(5) “—Transactions with Affiliates”;

(6) “—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”; and

(7) “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries.”

During any period that the foregoing covenants have been suspended, the Company may not designate any of its Subsidiaries as Unrestricted Subsidiaries pursuant to the second sentence of the definition of “Unrestricted Subsidiary.”

If and while the Company and its Restricted Subsidiaries are not subject to the Suspended Covenants, the Notes will be entitled to substantially less covenant protection. In the event that the Company and its Restricted Subsidiaries are not subject to the Suspended Covenants under the Indenture for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies withdraw their Investment Grade Rating or downgrade the rating assigned to the Notes below an Investment Grade Rating, then the Company and its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the Indenture with respect to future events. The period of time between the Suspension Date and the Reversion Date is referred to in this description as the “Suspension Period”. Additionally, upon the occurrence of a Covenant Suspension Event, the amount of Excess Proceeds from Net Proceeds shall be reset to zero.

Notwithstanding the foregoing, in the event of any such reinstatement, no action taken or omitted to be taken by the Company or any of its Restricted Subsidiaries prior to such reinstatement will give rise to a Default or Event of Default under the Indenture with respect to the Notes; provided, that (1) with respect to Restricted Payments made after such reinstatement, the amount available to be made as Restricted Payments will be calculated as though the covenant described above under the caption “—Limitation on Restricted Payments” had been in effect prior to, but not during, the Suspension Period; and (2) all Indebtedness incurred, or Disqualified Stock issued, during the Suspension Period will be classified to have been incurred or issued pursuant to clause (3) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” (3) any Affiliate Transaction entered into after such reinstatement pursuant to an agreement entered into during any Suspension Period shall be deemed to be permitted pursuant to clause (6) of the second paragraph of the covenant described under “—Affiliate Transactions;” (4) any encumbrance or restriction on the ability of any Restricted Subsidiary that is not a Guarantor to take any action described in clauses (1) through (3) of the first paragraph of the covenant described under “—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” that becomes effective during any Suspension Period shall be deemed to be permitted pursuant to clause (a) of the second paragraph of the covenant described under “—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries;” and (5) no Subsidiary of the Company shall be required to comply with the covenant described under “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries” after such reinstatement with respect to any guarantee entered into by such Subsidiary during any Suspension Period.

There can be no assurance that the Notes will ever achieve or maintain Investment Grade Ratings.

Limitation on Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(I) declare or pay any dividend or make any payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (in each case, solely in such Person’s capacity as holder of such Equity Interests), including any dividend, payment or distribution payable in connection with any merger, amalgamation or consolidation, other than:

(a) dividends and distributions by the Company payable solely in Equity Interests (other than Disqualified Stock) of the Company; or

(b) dividends and distributions by a Restricted Subsidiary so long as, in the case of any dividend, payment or distribution payable on or in respect of any class or series of securities (including Equity Interests) issued by a Restricted Subsidiary other than a Wholly-Owned Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend, payment or distribution in accordance with its Equity Interests in such class or series of securities (including Equity Interests);

(II) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent company of the Company, including in connection with any merger, amalgamation or consolidation;

(III) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than:

(a) Indebtedness permitted under clauses (7), (8) and (9) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(b) the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

(IV) make any Restricted Investment (all such payments and other actions set forth in clauses (I) through (IV) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(1) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(2) immediately after giving effect to such transaction on a pro forma basis, (x) the Company could incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (the “Fixed Charge Coverage Test”) and (y) the Consolidated Leverage Ratio of the Company is less than 5.00 to 1.00; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (1), 6(c), (9) and (14) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (without duplication):

(a) 50.0% of the Consolidated Net Income of the Company for the period (taken as one accounting period and including the predecessor) beginning on the first day of the fiscal quarter during which the Issue Date occurs to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100.0% of such deficit; plus

(b) 100.0% of the aggregate net cash proceeds and the fair market value of marketable securities or other property received by the Company since immediately after the Issue Date (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness or issue Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of:

(i) (A) Equity Interests of the Company, including Treasury Capital Stock (as defined below), but excluding cash proceeds and the fair market value of marketable securities or other property received from the sale of:

(x) Equity Interests to any future, present or former employees, directors, officers, managers or consultants (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Company, any direct or indirect parent company of the Company or any of the Company’s Subsidiaries after the Issue Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and

(y) Designated Preferred Stock;

and (B) to the extent such net cash proceeds are actually contributed to the Company, Equity Interests of the Company’s direct or indirect parent companies (excluding contributions of the proceeds from the sale of Designated Preferred Stock of such companies or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph); or

(ii) debt securities of the Company that have been converted into or exchanged for such Equity Interests of the Company;

provided, that this clause (b) shall not include the proceeds from (W) Refunding Capital Stock (as defined below) applied in accordance with clause (2) of the next succeeding paragraph, (X) Equity Interests or convertible debt securities of the Company sold to a Restricted Subsidiary, (Y) Disqualified Stock or debt securities that have been converted into Disqualified Stock or (Z) Excluded Contributions; plus

(c) 100.0% of the aggregate amount of cash and the fair market value of marketable securities or other property contributed to the capital of the Company following the Issue Date (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness or issue Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) (other than by a Restricted Subsidiary and other than any Excluded Contributions); plus

(d) 100.0% of the aggregate amount received in cash and the fair market value of marketable securities or other property received by means of:

(i) the sale or other disposition (other than to the Company or a Restricted Subsidiary) of, or other returns on Investments from, Restricted Investments made by the Company or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Company or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments made by the Company or its Restricted Subsidiaries, in each case after the Issue Date; or

(ii) the sale (other than to the Company, the Co-Issuer or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a dividend or distribution from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by the Company or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary after the Issue Date; plus

(e) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary or the merger, amalgamation or consolidation of an Unrestricted Subsidiary into the Company or a Restricted Subsidiary or the transfer of all or substantially all of the assets of an Unrestricted Subsidiary to the Company or a Restricted Subsidiary after the Issue Date, the fair market value of the Investment in such Unrestricted Subsidiary (or the assets transferred) at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary or at the time of such merger, amalgamation, consolidation or transfer of assets, other than to the extent the Investment in such Unrestricted Subsidiary constituted a Permitted Investment; provided that, in the case of this clause (e), if the fair market value of such Investment shall exceed $40.0 million, such fair market value shall be determined by the board of directors of the Company, whose resolution with respect thereto will be delivered to the Trustee), at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary, other than to the extent the Investment in such Unrestricted Subsidiary was made by the Company, the Co-Issuer or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment.

The foregoing provisions will not prohibit:

(1) the payment of any dividend or other distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or other distribution or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or other distribution or redemption payment would have complied with the provisions of the Indenture;

(2) (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests, including any accrued and unpaid dividends thereon (“Treasury Capital Stock”) or Subordinated Indebtedness of the Company or any Restricted Subsidiary or any Equity Interests of any direct or indirect parent company of the Company, in exchange for, or out of the proceeds of the substantially concurrent sale or issuance (other than to a Restricted Subsidiary) of, Equity Interests of the Company or any direct or indirect parent company of the Company to the extent contributed to the Company (in each case, other than any Disqualified Stock) (“Refunding Capital Stock”), (b) the declaration and payment of dividends on Treasury Capital Stock out of the proceeds of the substantially concurrent sale or issuance (other than to a Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Subsidiaries) of Refunding Capital Stock, and (c) if, immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under clauses (6) (a) or (b) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of the Company) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

(3) the defeasance, redemption, repurchase, exchange or other acquisition or retirement (a) of Subordinated Indebtedness of the Issuers or a Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuers or a Guarantor or Disqualified Stock of the Company, the Co-Issuer or a Guarantor or (b) Disqualified Stock of the Issuers or a Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Disqualified Stock of the Issuers or a Guarantor, that, in each case, is incurred or issued, as applicable, in compliance with “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(a) the principal amount (or accreted value, if applicable) of such new Indebtedness or the liquidation preference of such new Disqualified Stock does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Subordinated Indebtedness or the liquidation preference of, plus any accrued and unpaid dividends on, the Disqualified Stock being so defeased, redeemed, repurchased, exchanged, acquired or retired for value, plus the amount of any premium (including tender premium) required to be paid under the terms of the instrument governing the Subordinated Indebtedness or Disqualified Stock being so defeased, redeemed, repurchased, exchanged, acquired or retired, defeasance costs and any fees and expenses incurred in connection with the issuance of such new Indebtedness or Disqualified Stock;

(b) such new Indebtedness is subordinated to the Notes or the applicable Guarantee at least to the same extent as such Subordinated Indebtedness so defeased, redeemed, repurchased, exchanged, acquired or retired;

(c) such new Indebtedness or Disqualified Stock has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness or Disqualified Stock being so defeased, redeemed, repurchased, exchanged, acquired or retired (or, if earlier, the date that is 91 days after the maturity date of the Notes); and

(d) such new Indebtedness or Disqualified Stock has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness or Disqualified Stock being so defeased, redeemed, repurchased, exchanged, acquired or retired (or requires no or nominal payments in cash prior to the date that is 91 days after the maturity date of the Notes);

(4) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of the Company or any direct or indirect parent company of the Company held by any future, present or former employee, director, officer, member of management or consultant (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Company, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, or any stock subscription or shareholder agreement (including, for the avoidance of doubt, any principal and interest payable on any notes issued by the Company or any direct or indirect parent company of the Company in connection with such repurchase, retirement or other acquisition), including any Equity Interest rolled over by management of the Company or any direct or indirect parent company of the Company in connection with the Transactions; provided, that the aggregate amount of Restricted Payments made under this clause (4) do not exceed in any calendar year $15.0 million (which shall increase to $25.0 million subsequent to the consummation of an underwritten public Equity Offering by the Company or any direct or indirect parent entity of the Company) (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $30.0 million in any calendar year (which shall increase to $50.0 million subsequent to the consummation of an underwritten public Equity Offering by the Company or any direct or indirect parent corporation of the Company)); provided, further, that such amount in any calendar year under this clause may be increased by an amount not to exceed:

(a) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Company and, to the extent contributed to the Company, the cash proceeds from the sale of Equity Interests of any of the Company’s direct or indirect parent companies, in each case to any future, present or former employees, directors, officers, members of management, or consultants (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Company, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Issue Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3) of the preceding paragraph; plus

(b) the cash proceeds of key man life insurance policies received by the Company or its Restricted Subsidiaries (or any direct or indirect parent company to the extent contributed to the Company) after the Issue Date; less

(c) the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a) and (b) of this clause (4);

and provided, further, that cancellation of Indebtedness owing to the Company from any future, present or former employees, directors, officers, members of management or consultants of the Company (or their respective Controlled Investment Affiliates or Immediate Family Members), any of the Company’s direct or indirect parent companies or any of the Company’s Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Company or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(5) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company or any of its Restricted Subsidiaries or any class or series of Preferred Stock of any Restricted Subsidiary issued in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” to the extent such dividends are included in the definition of “Fixed Charges”;

(6) (a) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Company or any of its Restricted Subsidiaries after the Issue Date;

(b) the declaration and payment of dividends to any direct or indirect parent company of the Company, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by such parent company after the Issue Date, provided that the amount of dividends paid pursuant to this clause (b) shall not exceed the aggregate amount of cash actually contributed to the Company from the sale of such Designated Preferred Stock; or

(c) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

provided, in the case of each of (a), (b) and (c) of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, the Company and its Restricted Subsidiaries on a consolidated basis would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

(7) if the Consolidated Leverage Ratio of the Company is less than 5.00 to 1.00 on a pro forma basis after giving effect to such transaction, Investments in Unrestricted Subsidiaries having an aggregate fair market value taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities (until such proceeds are converted to Cash Equivalents), not to exceed the greater of (a) $15.0 million and (b) 1.0% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8) payments made or expected to be made by the Company or any Restricted Subsidiary in respect of withholding or similar taxes payable upon exercise of Equity Interests by any future, present or former employee, director, officer, member of management or consultant (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Company or any Restricted Subsidiary or any direct or indirect parent company of the Company and any repurchases of Equity Interests deemed to occur upon exercise of stock options, warrants or similar rights if such Equity Interests represent a portion of the exercise price of such options, warrants or similar rights;

(9) the declaration and payment of dividends on the Company’s common stock (or the payment of dividends to any direct or indirect parent company of the Company to fund a payment of dividends on such company’s common stock), following the first public offering of the Company’s common stock or the common stock of any direct or indirect parent company of the Company after the Issue Date, of up to 6% per annum of the net cash proceeds received by or contributed to the Company in or from any such public offering, other than public offerings with respect to the Company’s common stock registered on Form S-4 or Form S-8 and other than any public sale constituting an Excluded Contribution;

(10) Restricted Payments in an amount that does not exceed the amount of Excluded Contributions received since the Issue Date;

(11) if the Consolidated Leverage Ratio of the Company is less than 5.00 to 1.00 on a pro forma basis after giving effect to such transaction, Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (11) (in the case of Restricted Investments, at the time outstanding (without giving effect to the sale of an Investment to the extent the proceeds of such sale do not consist of, or have not be subsequently sold or transferred for, Cash Equivalents)) not to exceed the greater of (a) $25.0 million and (b) 1.75% of Total Assets at such time;

(12) distributions or payments of Securitization Fees;

(13) any Restricted Payment made in connection with the Transactions and the fees and expenses related thereto or owed to Affiliates, in each case to the extent permitted by the covenant described under “—Transactions with Affiliates”;

(14) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to the provisions similar to those described under the captions “—Repurchase at the Option of Holders—Change of Control” and “—Repurchase at the Option of Holders—Asset Sales”; provided, that if the Issuers shall have been required to make a Change of Control Offer or Asset Sale Offer, as applicable, to purchase the Notes on the terms provided in the Indenture applicable to Change of Control Offers or Asset Sale Offers, respectively, all Notes validly tendered by Holders of such Notes in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed, acquired or retired for value;

(15) the declaration and payment of dividends or distributions by the Company to, or the making of loans to, any direct or indirect parent company of the Company in amounts required for any direct or indirect parent company of the Company to pay, in each case without duplication,

(a) franchise and similar taxes, and other fees and expenses, required to maintain their corporate or other entity existence;

(b) foreign, federal, state or local income or similar taxes, to the extent such income or similar taxes are attributable to the income of the Company and its Restricted Subsidiaries or, to the extent of any cash amounts actually received from its Unrestricted Subsidiaries for such purpose, to the income of such Unrestricted Subsidiaries; provided, that in each case the amount of such payments in respect of any fiscal year does not exceed the amount that the Company and/or its Restricted Subsidiaries (and, to the extent permitted above, its Unrestricted Subsidiaries), as applicable, would have been required to pay in respect of the relevant foreign, federal, state or local income or similar taxes for such fiscal year had the Company, its Restricted Subsidiaries and/or its Unrestricted Subsidiaries (to the extent described above), as applicable, paid such taxes separately from any such parent company;

(c) customary salary, bonus and other benefits payable to employees, directors, officers and managers of any direct or indirect parent company of the Company to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Company and its Restricted Subsidiaries;

(d) general corporate operating and overhead costs and expenses of any direct or indirect parent company of the Company to the extent such costs and expenses are attributable to the ownership or operation of the Company and its Restricted Subsidiaries;

(e) fees and expenses other than to Affiliates of the Company related to any unsuccessful equity or debt offering of such parent entity;

(f) amounts payable pursuant to the Management Fee Agreement, (including any amendment thereto or replacement thereof so long as any such amendment or replacement is not materially disadvantageous in the good faith judgment of the board of directors of the Company to the Holders when taken as a whole, as compared to the Management Fee Agreement as in effect on the Issue Date (it being understood that any amendment thereto or replacement thereof to increase the fees payable pursuant to the Management Fee Agreement would be deemed to be materially disadvantageous to the Holders)), solely to the extent such amounts are not paid directly by the Company or its Subsidiaries;

(g) cash payments in lieu of issuing fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Equity Interests of the Company or any direct or indirect parent company of the Company;

(h) to finance Investments that would otherwise be permitted to be made pursuant to this covenant if made by the Company; provided, that (A) such Restricted Payment shall be made substantially concurrently with the closing of such Investment, (B) such direct or indirect parent company shall, immediately following the closing thereof, cause (1) all property acquired (whether assets or Equity Interests) to be contributed to the capital of the Company or one of its Restricted Subsidiaries or (2) the merger or amalgamation of the Person formed or acquired into the Company or one of its Restricted Subsidiaries (to the extent not prohibited by the covenant “—Merger, Consolidation or Sale of All or Substantially All Assets” below) in order to consummate such Investment, (C) such direct or indirect parent company and its Affiliates (other than the Company or a Restricted Subsidiary) receives no consideration or other payment in connection with such transaction except to the extent the Company or a Restricted Subsidiary could have given such consideration or made such payment in compliance with the Indenture, (D) any property received by the Company shall not increase amounts available for Restricted Payments pursuant to clause (3) of the preceding paragraph and (E) such Investment shall be deemed to be made by the Company or such Restricted Subsidiary pursuant to another provision of this covenant (other than pursuant to clause (10) hereof) or pursuant to the definition of “Permitted Investments” (other than clause (9) thereof);

(i) amounts that would be permitted to be paid by the Company under clauses (3), (4), (7), (8), (12), (13), (16) and (20) of the covenant described under “—Transactions with Affiliates”; provided, that the amount of any Restricted Payment made under this clause (15)(i) as permitted to be paid by clause (13) of the covenant described under “—Transactions with Affiliates” shall not exceed the amount permitted under clause (4) hereof; provided, further, that the amount of any dividend or distribution under this clause (15)(i) to permit such payment shall reduce, without duplication, Consolidated Net Income of the Company to the extent, if any, that such payment would have reduced

Consolidated Net Income of the Company if such payment had been made directly by the Company and increase (or, without duplication of any reduction of Consolidated Net Income, decrease) EBITDA to the extent, if any, that Consolidated Net Income is reduced under this clause (15)(i) and such payment would have been added back to (or, to the extent excluded from Consolidated Net Income, would have been deducted from) EBITDA if such payment had been made directly by the Company, in each case, in the period such payment is made;

(16) the redemption, repurchase, retirement or other acquisition of any Equity Interests of any Restricted Subsidiary by the Company or any Restricted Subsidiary; and

(17) the distribution, by dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Company or a Restricted Subsidiary by, Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or Cash Equivalents);

provided, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (11) and (17), no Default shall have occurred and be continuing or would occur as a consequence thereof.

As of the Closing Date, all of the Company’s Subsidiaries were Restricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the penultimate sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the penultimate sentence of the definition of “Investments.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, pursuant to this covenant or pursuant to the definition of “Permitted Investments,” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture. For the avoidance of doubt, this covenant shall not restrict the making of any “AHYDO catch up payment” with respect to, and required by the terms of, any Indebtedness of the Company or any of its Restricted Subsidiaries permitted to be incurred under the terms of the Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness) and the Company will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided, that the Company may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio of the Company and its Restricted Subsidiaries’ for the most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period; provided that the then outstanding aggregate principal amount of Indebtedness (including Acquired Indebtedness), Disqualified Stock and Preferred Stock that may be incurred or issued, as applicable, pursuant to the foregoing, together with any amounts incurred under clauses (12) and (23) of the following paragraph, by Restricted Subsidiaries that are not Guarantors (other than the Co-Issuer) shall not exceed $75.0 million.

The foregoing limitations will not apply to:

(1) Indebtedness incurred pursuant to any Credit Facilities by the Company or any Restricted Subsidiary and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof); provided that immediately after giving effect to any such incurrence or issuance, the then outstanding aggregate principal amount of all Indebtedness incurred or issued under this clause (1) does not exceed $660.0 million;

(2) the incurrence by the Company and any Guarantor of Indebtedness represented by the Notes (including any guarantee thereof, but excluding any Additional Notes);

(3) Indebtedness of the Company and its Subsidiaries in existence on the Issue Date (other than Indebtedness described in clauses (1) and (2));

(4) Indebtedness (including Capitalized Lease Obligations), Disqualified Stock incurred or issued by the Company or any Restricted Subsidiary and Preferred Stock incurred or issued by the Company or any Restricted Subsidiary, to finance the purchase, lease or improvement of property (real or personal), equipment or other assets used or useful in a Similar Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets in an aggregate principal amount not to exceed the greater of (a) $40.0 million and (b) 3.0% of Total Assets (in each case, determined at the date of incurrence or issuance), so long as such Indebtedness, Disqualified Stock or Preferred Stock is incurred or issued at the date of such purchase, lease or improvement or within 270 days thereafter;

(5) Indebtedness incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit, bank guarantees, banker’s acceptances, warehouse receipts, or similar instruments issued or created in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, performance or surety bonds, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims, performance or surety bonds, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance; provided, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 Business Days following such drawing or incurrence;

(6) Indebtedness arising from agreements of the Company or its Restricted Subsidiaries providing for indemnification, adjustment of purchase price, earnouts or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, that such Indebtedness is not reflected on the balance sheet of the Company, or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (6));

(7) Indebtedness of the Company to a Restricted Subsidiary; provided, that any such Indebtedness owing to a Restricted Subsidiary that is not the Co-Issuer or a Guarantor is expressly subordinated in right of payment to the Notes; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case, to be an incurrence of such Indebtedness (to the extent such Indebtedness is then outstanding) not permitted by this clause (7);

(8) Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary; provided, that if a Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not the Co-Issuer or a Guarantor, such Indebtedness is expressly subordinated in right of payment to the Guarantee of the Notes of such Guarantor; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case, to be an incurrence of such Indebtedness (to the extent such Indebtedness is then outstanding) not permitted by this clause (8);

(9) shares of Preferred Stock of a Restricted Subsidiary issued to the Company or another Restricted Subsidiary; provided, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Company or another of its Restricted Subsidiaries or any pledge of such Capital Stock constituting a Permitted Lien) shall be deemed in each case to be an issuance of such shares of Preferred Stock (to the extent such Preferred Stock is then outstanding) not permitted by this clause (9);

(10) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting interest rate risk with respect to any Indebtedness permitted to be incurred under the Indenture, exchange rate risk or commodity pricing risk;

(11) obligations in respect of self-insurance and obligations in respect of performance, bid, appeal and surety bonds and performance and completion guarantees and similar obligations provided by the Company or any of its Restricted Subsidiaries or obligations in respect of letters of credit, bank guarantees or similar instruments related thereto, in each case in the ordinary course of business;

(12) (a) Indebtedness or Disqualified Stock of the Company and Indebtedness, Disqualified Stock or Preferred Stock of the Company or any Restricted Subsidiary in an aggregate principal amount or liquidation preference up to 100% of the net cash proceeds received by the Company since immediately after the Issue Date from the issue or sale of Equity Interests of the Company or cash contributed to the capital of the Company (in each case, other than proceeds of Disqualified Stock or sales of Equity Interests to the Company or any of its Subsidiaries) as determined in accordance with clauses (3)(b) and (3)(c) of the first paragraph of “—Limitation on Restricted Payments” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments pursuant to the second paragraph of “—Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1), (2) or (3) of the definition thereof) and,

(b) Indebtedness or Disqualified Stock of the Company and Indebtedness, Disqualified Stock or Preferred Stock of the Company or any Restricted Subsidiary in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and incurred pursuant to this clause (12)(b), does not exceed the greater of (i) $75.0 million and (ii) 5.5% of Total Assets (in each case, determined on the date of such incurrence); it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (12)(b) shall cease to be deemed incurred or outstanding for purposes of this clause (12)(b) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Company or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (12)(b)); provided, that the amount of Indebtedness, Disqualified Stock and Preferred Stock that may be incurred pursuant to this clause (12), together with amounts incurred under clause (23) and the immediately preceding paragraph, by Restricted Subsidiaries that are not Guarantors (other than the Co-Issuer) shall not exceed $75.0 million at any one time outstanding;

(13) the incurrence or issuance by the Company or any Restricted Subsidiary of Indebtedness, Disqualified Stock or Preferred Stock which serves to extend, replace, refund, refinance, renew or defease any Indebtedness, Disqualified Stock or Preferred Stock incurred or issued as permitted under the first paragraph of this covenant and clauses (2), (3), (4) and (12)(a) above, this clause (13) and clause (14) below or any Indebtedness, Disqualified Stock or Preferred Stock incurred or issued to so extend, replace, refund, refinance, renew or defease such Indebtedness, Disqualified Stock or Preferred Stock including additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums (including tender premiums), defeasance costs, and accrued interest, fees and expenses in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided, that such Refinancing Indebtedness:

(a) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of, the Indebtedness, Disqualified Stock or Preferred Stock being extended, replaced, refunded, refinanced, renewed or defeased (or requires no or nominal payments in cash prior to the date that is 91 days after the maturity date of the Notes);

(b) to the extent such Refinancing Indebtedness extends, replaces, refunds, refinances, renews or defeases (i) Indebtedness subordinated in right of payment to the Notes or any Guarantee thereof, such Refinancing Indebtedness is subordinated in right of payment to the Notes or the Guarantee thereof at least to the same extent as the Indebtedness being extended, replaced, refunded, refinanced, renewed or defeased or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively; and

(c) shall not include:

(i) Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Company that is not the Co-Issuer or a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Company, the Co-Issuer or a Guarantor;

(ii) Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Company that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of a Guarantor; or

(iii) Indebtedness or Disqualified Stock of the Company or Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary;

and, provided, further, that subclause (a) of this clause (13) will not apply to any extension, replacement, refunding, refinancing, renewal or defeasance of any Credit Facilities or Secured Indebtedness;

(14) (a) Indebtedness, Disqualified Stock or Preferred Stock of the Company or a Restricted Subsidiary, incurred or issued to finance an acquisition (or other purchase of assets) or (b) Indebtedness, Disqualified Stock or Preferred Stock of Persons that are acquired by the Company or any Restricted Subsidiary or merged into or consolidated with the Company or a Restricted Subsidiary in accordance with the terms of the Indenture; provided, that in the case of clauses (a) and (b), after giving effect to such acquisition, merger, amalgamation or consolidation, either (x) the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Test set forth in the first paragraph of this covenant or (y) the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries is equal to or greater than immediately prior to such acquisition, merger, amalgamation or consolidation;

(15) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within five Business Days of its incurrence;

(16) Indebtedness of the Company or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to the Credit Facilities, in a principal amount not in excess of the stated amount of such letter of credit;

(17) (a) any guarantee by the Company or a Restricted Subsidiary of Indebtedness or other obligations of any Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture,

(b) any guarantee by a Restricted Subsidiary of Indebtedness of the Company; provided, that such guarantee is incurred in accordance with the covenant described below under “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”, or

(c) any incurrence by the Co-Issuer of Indebtedness as a co-issuer of Indebtedness of the Company that was permitted to be incurred by another provision of this covenant;

(18) Indebtedness consisting of Indebtedness issued by the Company or any of its Restricted Subsidiaries to future, present or former employees, directors, officers, managers and consultants thereof, their respective Controlled Investment Affiliates or Immediate Family Members, in each case to finance the purchase or redemption of Equity Interests of the Company or any direct or indirect parent company of the Company to the extent described in clause (4) of the second paragraph under the caption “—Limitation on Restricted Payments”;

(19) to the extent constituting Indebtedness, customer deposits and advance payments received in the ordinary course of business from customers for goods purchased in the ordinary course of business;

(20) (a) Indebtedness owed on a short-term basis of no longer than 30 days to banks and other financial institutions incurred in the ordinary course of business of the Company and its Restricted Subsidiaries with such banks or financial institutions that arises in connection with ordinary banking arrangements to manage cash balances of the Company and its Restricted Subsidiaries and (b) Indebtedness in respect of Bank Products;

(21) Indebtedness incurred by a Restricted Subsidiary in connection with bankers’ acceptances, discounted bills of exchange or the discounting or factoring of receivables for credit management purposes, in each case incurred or undertaken in the ordinary course of business on arm’s length commercial terms;

(22) Indebtedness of the Company or any of its Restricted Subsidiaries consisting of (a) the financing of insurance premiums or (a) take-or-pay obligations contained in supply arrangements in each case, incurred in the ordinary course of business;

(23) the incurrence of Indebtedness of Restricted Subsidiaries of the Company that are not Guarantors (including Foreign Subsidiaries) in an amount outstanding under this clause (23) not to exceed together with any other Indebtedness incurred under this clause (23) the greater of (a) $50.0 million and (b) 3.5% of Total Assets (in each case, determined on the date of such incurrence); it being understood that any Indebtedness deemed incurred pursuant to this clause (23) shall cease to be deemed incurred or outstanding for purposes of this clause (23) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Company or such Restricted Subsidiaries could have incurred such Indebtedness under the first paragraph of this covenant without reliance on this clause (23)); provided, that the amount of Indebtedness, Disqualified Stock and Preferred Stock that may be incurred pursuant to this clause (23), together with amounts incurred under clause (12) and the immediately preceding paragraph, by Restricted Subsidiaries that are not Guarantors (other than the Co-Issuer) shall not exceed $75.0 million at any one time outstanding; and

(24) Indebtedness of the Company or any of its Restricted Subsidiaries undertaken in connection with cash management and related activities with respect to any Subsidiary or joint venture in the ordinary course of business.

For purposes of determining compliance with this covenant:

(1) in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (1) through (24) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company, in its sole discretion, may classify or reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one of the above clauses or under the first paragraph of this covenant; provided, that all Indebtedness outstanding under the Senior Secured Credit Facilities on the Issue Date will be treated as incurred on the Issue Date under clause (1) of the second paragraph above; and

(2) the Company will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above.

Accrual of interest or dividends, the accretion of accreted value, the accretion or amortization of original issue discount and the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, of the same class will not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant.

Notwithstanding any other provision of the Indenture to the contrary, for all purposes during the term of the Indenture, each lease in existence on the Issue Date shall have the same characterization as a Capitalized Lease Obligation or an operating lease as the characterization of that lease in the most recent financial statements in existence on the Issue Date, notwithstanding any change in characterization of that lease subsequent to the Issue Date by the Company based on changes in GAAP or its interpretation of GAAP.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. Dollar Equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided, that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed (a) the principal amount of such Indebtedness being refinanced plus (b) the aggregate amount of fees, underwriting discounts, premiums (including tender premiums) and other costs and expenses (including original issue discount, upfront fees or similar fees) incurred in connection with such refinancing.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

The Indenture provides that the Company does not, and does not permit any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is contractually subordinated or junior in right of payment to any Indebtedness of the Company or such Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the Notes or such Guarantor’s Guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Company or such Guarantor, as the case may be.

The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Indebtedness as subordinated or junior to any other Indebtedness merely because it has a junior priority with respect to the same collateral or because it is guaranteed by other obligors.

Liens

The Company will not, and will not permit the Co-Issuer or any Guarantor to, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) that secures Obligations under any Indebtedness or any related Guarantee of Indebtedness, on any asset or property of the Company, the Co-Issuer or any Guarantor, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

(1) in the case of Liens securing Subordinated Indebtedness, the Notes and related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; and

(2) in all other cases, the Notes or the Guarantees are equally and ratably secured,

except that the foregoing shall not apply to or restrict (a) Liens securing obligations in respect of the Notes and the related Guarantees, (b) Liens securing obligations in respect of (x) Indebtedness and other Obligations permitted to be incurred under Credit Facilities, including any letter of credit facility relating thereto, that was permitted by the terms of the Indenture to be incurred pursuant to clause (1) of the second paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (y) obligations of the Issuers or any Subsidiary in respect of any Bank Products provided by any lender party to any Senior Secured Credit Facilities or any Affiliate of such lender (or any Person that was a lender or an Affiliate of a lender at the time the applicable agreements pursuant to which such Bank Products are provided were entered into) and (c) Liens securing obligations in respect of Indebtedness permitted to be incurred under the covenant described above under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided, that, with respect to Liens securing Indebtedness permitted under this subclause (c), at the time of incurrence and after giving pro forma effect thereto and the application of the net proceeds thereof, the Consolidated Secured Debt Ratio would be no greater than 3.50 to 1.00.

Any Lien created for the benefit of the Holders of the Notes pursuant to this covenant shall be deemed automatically and unconditionally released and discharged upon the release and discharge of each of the Liens described in clauses (1) and (2) above.

Merger, Consolidation or Sale of All or Substantially All Assets

Company

The Company may not consolidate or merge with or into or wind up into (whether or not the Company is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1) the Company is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made, is a Person organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Person, as the case may be, being herein called the “Successor Company”); provided, that in the case where the surviving Person is not a corporation, a co-obligor of the Notes is a corporation;

(2) the Successor Company, if other than the Company, expressly assumes all the obligations of the Company under the Notes pursuant to supplemental indentures or other documents or instruments;

(3) immediately after such transaction, no Default exists;

(4) immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period,

(a) the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Test, or

(b) the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be equal to or greater than the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction;

(5) each Guarantor, unless it is the other party to the transactions described above, in which case clause (1)(b) of the second succeeding paragraph shall apply, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the Indenture, the Notes and the Registration Rights Agreement; and

(6) the Co-Issuer, unless it is the party to the transactions described above, in which case clause (3) under the subheading “—Co-Issuer” below shall apply, shall have by supplemental indenture confirmed that it continues to be a co-obligor of the Notes; and

(7) the Company (or, if applicable, the Successor Company) shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation or transfer and such supplemental indentures, if any, comply with the Indenture. The Successor Company will succeed to, and be substituted for the Company under the Indenture, the Guarantees and the Notes, as applicable.

Notwithstanding the immediately preceding clauses (3) and (4),

(1) any Restricted Subsidiary may consolidate or amalgamate with or merge with or into or transfer all or part of its properties and assets to the Company, and

(2) the Company may merge with an Affiliate of the Company solely for the purpose of reorganizing the Company in the United States, any state thereof, the District of Columbia or any territory thereof so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

Guarantors

Subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale, disposition or transfer of a Guarantor, no Guarantor will, and the Company will not permit any Guarantor to, consolidate, amalgamate or merge with or into or wind up into (whether or not such Guarantor is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1) (a) such Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a Person organized or existing under the laws of the jurisdiction of organization of such Guarantor, as applicable, or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such surviving Guarantor or such Person, as the case may be, being herein called the “Successor Person”);

(b) the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor’s related Guarantee pursuant to supplemental indentures or other documents or instruments;

(c) immediately after such transaction, no Default exists; and

(d) the Company shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation or transfer and such supplemental indentures, if any, comply with the Indenture;

(2) the transaction is made in compliance with the first paragraph of the covenant described under “—Repurchase at the Option of Holders—Asset Sales”; or

(3) in the case of assets comprised of Equity Interests of Subsidiaries that are not Guarantors, such Equity Interests are sold, assigned, transferred, leased, conveyed or otherwise disposed of to one or more Restricted Subsidiaries.

Subject to certain limitations described in the Indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor’s Guarantee. Notwithstanding the foregoing, any Guarantor may (1) merge or consolidate with or into, wind up into or transfer all or part of its properties and assets to another Guarantor or the Company, (2) merge with an Affiliate of the Company solely for the purpose of reincorporating the Guarantor in the United States, any state thereof, the District of Columbia or any territory thereof, (3) convert into a corporation, partnership, limited partnership, limited liability company or trust organized or existing under the laws of the jurisdiction of organization of such Guarantor or (4) liquidate or dissolve or change its legal form if the Company determines in good faith that such action is in the best interests of the Company.

Co-Issuer

The Co-Issuer may not, directly or indirectly, consolidate or merge with or into or wind up into (whether or not the Co-Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the Co-Issuer’s properties or assets, in one or more related transactions, to any Person unless:

(1) (a) concurrently therewith, a corporate Wholly-Owned Restricted Subsidiary of the Company organized and validly existing under the laws of the United States, any state thereof, the District of Columbia or any territory thereof (which may be the continuing Person as a result of such transaction) expressly assumes all the obligations of the Co-Issuer under the Notes, pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee, and the Registration Rights Agreement if the exchange offer contemplated therein has not been consummated or if the Issuers continue to have an obligation to file or maintain the effectiveness of a shelf registration statement as provided under such agreement; or

(b) after giving effect thereto, at least one obligor on the notes shall be a corporation organized and validly existing under the laws of the United States, any state thereof, the District of Columbia or any territory thereof;

(2) immediately after such transaction, no Default exists; and

(3) the Co-Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture, if any, comply with the Indenture.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $10.0 million, unless:

(1) such Affiliate Transaction is on terms that are not materially less favorable to the Company or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis; and

(2) the Company delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $20.0 million, a resolution adopted by the majority of the board of directors of the Company approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (1) above.

The foregoing provisions will not apply to the following:

(1) transactions between or among the Company or any of its Restricted Subsidiaries;

(2) Restricted Payments permitted by the provisions of the Indenture described above under the covenant “—Limitation on Restricted Payments” and the definition of “Permitted Investments”;

(3) the payment of management, consulting, monitoring, transaction, advisory and other fees, indemnities and expenses pursuant to the Management Fee Agreement (plus any unpaid management, consulting, monitoring, transaction, advisory and other fees, indemnities and expenses accrued in any prior year) and the termination fees pursuant to the Management Fee Agreement, or any amendment thereto or replacement thereof so long as any such amendment or replacement is not materially disadvantageous in the good faith judgment of the board of directors of the Company to the Holders when taken as a whole, as compared to the Management Fee Agreement as in effect on the Issue Date (it being understood that any amendment thereto or replacement thereof to increase the fees payable pursuant to the Management Fee Agreement would be deemed to be materially disadvantageous to the Holders);

(4) the payment of reasonable and customary fees and compensation paid to, and indemnities and reimbursements and employment and severance arrangements provided on behalf of or for the benefit of, current or former employees, directors, officers, managers or consultants of the Company, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

(5) transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable to the Company or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis;

(6) any agreement as in effect as of the Issue Date, or any amendment thereto (so long as any such amendment is not disadvantageous in any material respect to the Holders when taken as a whole as compared to the applicable agreement as in effect on the Issue Date);

(7) the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it (or any parent company of the Company which holds, directly or indirectly, 100% of the issued and outstanding Equity Interests of the Company) is a party as of the Issue Date and any similar agreements which it (or any parent company of the Company which holds, directly or indirectly, 100% of the issued and outstanding Equity Interests of the Company) may enter into thereafter; provided, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries (or such parent company) of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous in any material respect in the good faith judgment of the board of directors of the Company to the Holders when taken as a whole;

(8) the Transactions and the payment of all fees and expenses related to the Transactions, including Transaction Expenses;

(9) transactions with customers, clients, suppliers, contractors, joint venture partners or purchasers or sellers of goods or services that are Affiliates, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Company and its Restricted Subsidiaries, in the reasonable determination of the board of directors of the Company or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(10) the issuance of Equity Interests (other than Disqualified Stock) of the Company to any direct or indirect parent company of the Company or to any Permitted Holder or to any employee, director, officer, manager or consultant (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Company, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

(11) sales of accounts receivable, or participations therein, or Securitization Assets or related assets in connection with any Qualified Securitization Facility;

(12) payments by the Company or any of its Restricted Subsidiaries to any of the Investors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by a majority of the board of directors of the Company in good faith;

(13) payments and Indebtedness and Disqualified Stock (and cancellation of any thereof) of the Company and its Restricted Subsidiaries and Preferred Stock (and cancellation of any thereof) of any Restricted Subsidiary to any future, current or former employee, director, officer, manager or consultant (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Company, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement that are, in each case, approved by the Company in good faith; and any employment agreements, stock option plans and other compensatory arrangements (and any successor plans thereto) and any supplemental executive retirement benefit plans or arrangements with any such employees, directors, officers, managers or consultants (or their respective Controlled Investment Affiliates or Immediate Family Members) that are, in each case, approved by the Company in good faith;

(14) (i) investments by Permitted Holders in securities of the Company or any of its Restricted Subsidiaries (and payment of reasonable out-of-pocket expenses incurred by such Permitted Holders in connection therewith) so long as (x) the investment is being offered by the Company or such Restricted Subsidiary generally to other investors on the same or more favorable terms and (y) the investment constitutes less than 5.0% of the proposed or outstanding issue amount of such class of securities (provided, that any investments in debt securities by any Debt Fund Affiliates shall not be subject to the limitation in this clause (y)), and (ii) payments to Permitted Holders in respect of securities of the Company or any of its Restricted Subsidiaries contemplated in the foregoing subclause (i) or that were acquired from Persons other than the Company and its Restricted Subsidiaries, in each case, in accordance with the terms of such securities;

(15) payments to or from, and transactions with, any joint venture in the ordinary course of business (including, without limitation, any cash management activities related thereto);

(16) payments by the Company (and any direct or indirect parent company thereof) and its Subsidiaries pursuant to tax sharing agreements among the Company (and any such parent company) and its Subsidiaries, to the extent such payments are permitted under clause (15)(b) of the second paragraph under the caption “—Limitation on Restricted Payments”;

(17) any lease entered into between the Company or any Restricted Subsidiary, as lessee and any Affiliate of the Company, as lessor, which is approved by a majority of the disinterested members of the board of directors of the Company in good faith;

(18) intellectual property licenses in the ordinary course of business;

(19) any payments by the Company and the Company’s Subsidiaries made pursuant to any Tax Receivable Agreement; and

(20) the payment of reasonable out-of-pocket costs and expenses relating to registration rights and indemnities provided to stockholders of the Company or any direct or indirect parent thereof pursuant to the stockholders agreement or the registration rights agreement entered into on the Issue Date in connection therewith.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries that is not a Guarantor to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

(1) (a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries that is a Guarantor on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or

(b) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries that is a Guarantor;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries that is a Guarantor; or

(3) sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries that is a Guarantor,

except (in each case) for such encumbrances or restrictions existing under or by reason of:

(a) contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Senior Secured Credit Facilities and the related documentation and Hedging Obligations and the related documentation;

(b) the Indenture, the Notes and the guarantees thereof;

(c) purchase money obligations for property acquired in the ordinary course of business and capital lease obligations that impose restrictions of the nature described in clause (3) above on the property so acquired;

(d) applicable law or any applicable rule, regulation or order;

(e) any agreement or other instrument of a Person acquired by or merged or consolidated with or into the Company or any of its Restricted Subsidiaries in existence at the time of such acquisition or at the time it merges with or into the Company or any of its Restricted Subsidiaries or assumed in connection with the acquisition of assets from such Person (but, in any such case, not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person so acquired and its Subsidiaries, or the property or assets of the Person so acquired and its Subsidiaries or the property or assets so acquired;

(f) contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Company pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(g) Secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(h) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business or arising in connection with any Permitted Liens;

(i) other Indebtedness, Disqualified Stock or Preferred Stock of Restricted Subsidiaries that are not Guarantors permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(j) customary provisions in joint venture agreements and other similar agreements relating solely to such joint venture;

(k) customary provisions contained in leases, sub-leases, licenses, sub-licenses or similar agreements, including with respect to intellectual property and other agreements, in each case, entered into in the ordinary course of business;

(l) restrictions or conditions contained in any trading, netting, operating, construction, service, supply, purchase, sale or other agreement to which the Company or any of its Restricted Subsidiaries is a party entered into in the ordinary course of business; provided, that such agreement prohibits the encumbrance of solely the property or assets of the Company or such Restricted Subsidiary that are the subject to such agreement, the payment rights arising thereunder or the proceeds thereof and does not extend to any other asset or property of the Company or such Restricted Subsidiary or the assets or property of another Restricted Subsidiary;

(m) customary provisions restricting subletting or assignment of any lease governing a leasehold interest of any Restricted Subsidiary;

(n) customary provisions restricting assignment of any agreement entered into in the ordinary course of business;

(o) restrictions arising in connection with cash or other deposits permitted under the covenant “—Liens”;

(p) any agreement or instrument (A) relating to any Indebtedness, Disqualified or preferred stock permitted to be incurred or issued subsequent to the Issue Date pursuant to the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” if the encumbrances and restrictions are not materially more disadvantageous, taken as a whole, to the Holders than is customary in comparable financings for similarly situated issuers (as determined in good faith by the Company) or is otherwise in effect on the Issue Date and (B) either (x) the Company determines that such encumbrance or restriction will not adversely affect the Company’s ability to make principal and interest payments on the Notes as and when they come due or (y) such encumbrances and restrictions apply only during the continuance of a default in respect of a payment or financial maintenance covenant relating to such Indebtedness;

(q) any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (p) above; provided, that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company, not materially more restrictive with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

(r) restrictions created in connection with any Qualified Securitization Facility that, in the good faith determination of the Company are necessary or advisable to effect such Qualified Securitization Facility.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

The Company will not permit any of its Wholly-Owned Subsidiaries that are Restricted Subsidiaries (and non-Wholly-Owned Subsidiaries if such non-Wholly-Owned Subsidiaries guarantee other capital markets debt securities of the Company, the Co-Issuer or any Guarantor), other than a Guarantor, the Co-Issuer or a Foreign Subsidiary or a Securitization Subsidiary, to guarantee the payment of any Indebtedness of the Company, the Co-Issuer or any Guarantor unless:

(1) such Restricted Subsidiary within 30 days after the guarantee of such Indebtedness executes and delivers a supplemental indenture to the Indenture providing for a Guarantee by such Restricted Subsidiary, except that with respect to a guarantee of Indebtedness of the Company, the Co-Issuer or any Guarantor:

(a) if such Indebtedness is by its express terms subordinated in right of payment to the Notes or such Guarantor’s Guarantee, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee substantially to the same extent as such Indebtedness is subordinated to the Notes; and

(b) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other applicable rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee;

provided, that this covenant shall not be applicable to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary. The Company may elect, in its sole discretion, to cause any Subsidiary that is not otherwise required to be a Guarantor to become a Guarantor, in which case such Subsidiary shall not be required to comply with the 30 day period described in clause (1) above.

Reports and Other Information

Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Indenture requires the Company to file with the SEC from and after the Issue Date:

(1) within 90 days after the end of each fiscal year (or 135 days for the fiscal year ending December 31, 2011), annual reports on Form 10-K, or any successor or comparable form, containing the information required to be contained therein, or required in such successor or comparable form;

(2) within 45 days after the end of each of the first three fiscal quarters of each fiscal year (or 90, 75 and 60 days, respectively, for the first three fiscal quarters ending after the Issue Date), reports on Form 10-Q containing all quarterly information that would be required to be contained in Form 10-Q, or any successor or comparable form;

(3) within five Business Days of the date on which an event would have been required to be reported on a Form 8-K or any successor or comparable form if the Company had been a reporting company under the Exchange Act, a current report relating to such event on Form 8-K or any successor or comparable form;

in each case, in a manner that complies in all material respects with the requirements specified in such form (except as described above or below and subject, in the case of required financial information, to exceptions consistent with the presentation of financial information in the Offering Memorandum, to the extent filed within the times specified above); provided, however, that the Company shall not be so obligated to file such reports referred to in clauses (1), (2) and (3) above with the SEC (i) if the SEC does not permit such filing or (ii) prior to the consummation of an exchange offer or the effectiveness of a shelf registration statement as required by the Registration Rights Agreement, in which event the Company will make available such information to the Trustee, the Holders of the Notes and prospective purchasers of Notes, in each case within 15 days after the time the Company would be required to file such information with the SEC, if it were subject to Sections 13 or 15(d) of the Exchange Act; provided, further, that until such time as the consummation of an exchange offer or the effectiveness of a shelf registration statement as required by the Registration Rights Agreement, the Company shall not be required to (i) in the case of (x) clauses (1) and (2) provide any information beyond the financial information that would be required to be contained in an annual or quarterly report on Form 10-K or 10-Q, as applicable, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and (y) clause (3) make available any information regarding director and management compensation or the occurrence of any of the events set forth in Items 1.04, 2.01, 2.05, 2.06, 3 (other than Item 3.03), 5.01, 5.02(e)—(f), 5.03-5.08, 6, 7, 8 or 9 of Form 8-K, (ii) make available any information regarding the occurrence of any of the events set forth in Items 1.01 or 1.02 of Form 8-K if the Company determines in its good faith judgment that the event that would otherwise be required to be disclosed is not material to the holders of the notes or the business, assets, operations, financial positions or prospects of the Company and its Restricted Subsidiaries taken as a whole, (iii) comply with Regulation G under the Exchange Act or Item 10(e) of Regulation S-K with respect to any “non-GAAP” financial information contained therein (other than providing reconciliations of such non-GAAP information to extent included in the Offering Memorandum), (iv) comply with Regulation S-X or (v) provide any information that is not otherwise similar to information currently included in the Offering Memorandum. In addition, notwithstanding the foregoing, the Company will not be required to (i) comply with Sections 302, 906 and 404 of the Sarbanes-Oxley Act of 2002 or (ii) otherwise furnish any information, certificates or reports required by Items 307 or 308 of Regulation S-K prior to the consummation of an exchange offer or the effectiveness of a shelf registration statement. In addition, to the extent not satisfied by the foregoing, the Company will agree that, for so long as any Notes are outstanding, it will furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

In the event that any direct or indirect parent company of the Company of which the Company is a Wholly-Owned Subsidiary becomes a Guarantor, the Indenture permits the Company to satisfy its obligations in this covenant with respect to financial information relating to the Company by furnishing financial information relating to such parent; provided, that, if and so long as such parent company shall have Independent Assets or Operations (as defined below), the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to the Company and its Restricted Subsidiaries on a stand-alone basis, on the other hand. “Independent Assets or Operations” means, with respect to any such parent company, that such parent company’s total assets, revenues, income from continuing operations before income taxes and cash flows from operating activities (excluding in each case amounts related to its investment in the Company and the Restricted Subsidiaries), determined in accordance with GAAP and as shown on the most recent balance sheet of such parent company, is more than 3.0% of such parent company’s corresponding consolidated amount.

Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement (1) by the filing with the SEC of the exchange offer registration statement or shelf registration statement (or any other similar registration statement), and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act, subject to exceptions consistent with the presentation of financial information in the Offering Memorandum, to the extent filed within the time periods specified above, or (2) by posting on the Company’s website and providing to the Trustee within 15 days of the time periods after the Company would have been required to file annual and interim reports with the SEC if it were a non-accelerated filer, the financial information (including the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section) that would be required to be included in such reports, subject to exceptions consistent with the presentation of financial information in the Offering Memorandum, to the extent filed within the times specified above.

Notwithstanding anything herein to the contrary, the Company will not be deemed to have failed to comply with any of its obligations hereunder for purposes of clause (3) under “—Events of Default and Remedies” until 90 days after the receipt of the written notice delivered thereunder.

To the extent any information is not provided within the time periods specified in this section “—Reports and Other Information” and such information is subsequently provided, the Company will be deemed to have satisfied its obligations with respect thereto at such time and any Default with respect thereto shall be deemed to have been cured.

Limitation on Business Activities of the Co-Issuer

The Co-Issuer may not hold any assets, become liable for any obligations or engage in any business activities; provided that it may be a co-obligor with respect to the Notes or any other Indebtedness issued by the Company and may engage in any activities directly related thereto or necessary in connection therewith. The Co-Issuer shall be a Wholly-Owned Subsidiary of the Company (or its permitted successors) at all times.

Events of Default and Remedies

The Indenture provides that each of the following is an “Event of Default”:

(1) default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Notes;

(2) default for 30 days or more in the payment when due of interest on or with respect to the Notes;

(3) failure by the Company, the Co-Issuer or any Guarantor for 60 days after receipt of written notice given by the Trustee or the Holders of not less than 25% in principal amount of the then outstanding Notes to comply with any of its obligations, covenants or agreements (other than a default referred to in clause (1) or (2) above) contained in the Indenture or the Notes;

(4) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Company, the Co-Issuer or any Restricted Subsidiary or the payment of which is guaranteed by the Company, the Co-Issuer or any Restricted Subsidiary, other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the Notes, if both:

(a) such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

(b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $30.0 million or more outstanding;

(5) failure by the Company, the Co-Issuer or any Significant Subsidiary (or any group of Restricted Subsidiaries that together (as of the latest audited consolidated financial statements of the Issuer for a fiscal quarter end provided as required under “—Reports and Other Information”) would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $30.0 million (net of amounts covered by insurance policies issued by reputable insurance companies), which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(6) certain events of bankruptcy or insolvency with respect to the Company or any Significant Subsidiary (or any group of Restricted Subsidiaries that together (as of the latest audited consolidated financial statements of the Company for a fiscal quarter end provided as required under “—Reports and Other Information”) would constitute a Significant Subsidiary); or

(7) the Guarantee of any Significant Subsidiary (or any group of Restricted Subsidiaries that together (as of the latest audited consolidated financial statements of the Company for a fiscal quarter end provided as required under “—Reports and Other Information”) would constitute a Significant Subsidiary) shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Guarantor that is a Significant Subsidiary (or the responsible officers of any group of Restricted Subsidiaries that together (as of the latest audited consolidated financial statements of the Company for a fiscal quarter end) would constitute a Significant Subsidiary), as the case may be, denies in writing that it has any further liability under its Guarantee or gives written notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture.

If any Event of Default (other than of a type specified in clause (6) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in principal amount of the then total outstanding Notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately.

Upon the effectiveness of such declaration, such principal of and premium, if any, and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all outstanding Notes will become due and payable without further action or notice. The Indenture provides that the Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest.

The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default and its consequences under the Indenture (except a continuing Default in the payment of interest on, premium, if any, or the principal of any Note held by a non-consenting Holder) and rescind any acceleration with respect to the Notes and its consequences (except if such rescission would conflict with any judgment of a court of competent jurisdiction). In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose:

(1) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged;

(2) holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(3) the default that is the basis for such Event of Default has been cured.

In case an Event of Default occurs and is continuing, the Trustee is under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Notes unless the Holders have offered to the Trustee indemnity or security reasonably satisfactory to the Trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such Holder has previously given the Trustee written notice that an Event of Default is continuing;

(2) Holders of at least 25% in principal amount of the total outstanding Notes have requested in writing the Trustee to pursue the remedy;

(3) Holders of the Notes have offered the Trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) Holders of a majority in principal amount of the total outstanding Notes have not given the Trustee a direction inconsistent with such written request within such 60-day period.

Subject to certain restrictions, under the Indenture the Holders of a majority in principal amount of the total outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Note or that would involve the Trustee in personal liability.

The Indenture provides that the Issuers are required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuers are required, within 10 Business Days, upon becoming aware of any Default, to deliver to the Trustee a statement specifying such Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No past, present or future director, officer, employee, incorporator, member, partner or stockholder of the Issuers or any Guarantor or any of their direct or indirect parent companies (other than the Company and the Guarantors) shall have any liability, for any obligations of the Issuers or the Guarantors under the Notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The obligations of the Issuers and the Guarantors under the Indenture, the Notes and the Guarantees, as the case may be, will terminate (other than certain obligations) and will be released upon payment in full of all of the Notes. The Issuers may, at their option and at any time, elect to have all of their obligations discharged with respect to the Notes and have each Guarantor’s obligation discharged with respect to its Guarantee (“Legal Defeasance”) and cure all then existing Events of Default except for:

(1) the rights of Holders of Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due solely out of the trust created pursuant to the Indenture;

(2) the Issuers’ obligations with respect to Notes concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuers’ obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Issuers may, at their option and at any time, elect to have their obligations and those of each Guarantor released with respect to substantially all of the restrictive covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuers) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Notes:

(1) the Issuers must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, U.S. Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the Notes on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on such Notes and the Company must specify whether such Notes are being defeased to maturity or to a particular redemption date; provided, that upon any redemption that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purposes of the Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, with any deficit as of the date of redemption (any such amount, the “Applicable Premium Deficit”) only required to be deposited with the Trustee on or prior to the date of redemption. Any Applicable Premium Deficit shall be set forth in an Officer’s Certificate delivered by the Issuers to the Trustee simultaneously with the deposit of such Applicable Premium Deficit that confirms that such Applicable Premium Deficit shall be applied toward such redemption;

(2) in the case of Legal Defeasance, the Issuers shall have delivered to the Trustee an Opinion of Counsel confirming that, subject to customary assumptions and exclusions,

(a) the Issuers have received from, or there has been published by, the United States Internal Revenue Service a ruling, or

(b) since the issuance of the Notes, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel confirming that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Senior Secured Credit Facilities or any other material agreement or instrument (other than the Indenture) to which, the Issuers or any Guarantor is a party or by which the Issuers or any Guarantor is bound (other than that resulting from any borrowing of funds to be applied to make the deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to other Indebtedness, and, in each case, the granting of Liens in connection therewith);

(6) the Issuers shall have delivered to the Trustee an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of Section 547 of Title 11 of the United States Code;

(7) the Issuers shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuers with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuers or any Guarantor or others; and

(8) the Issuers shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes, when either:

(1) all Notes theretofore authenticated and delivered, except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(2) (a) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers, and the Issuers or any Guarantor have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the Notes, cash in U.S. dollars, U.S. dollar-denominated Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption; provided, that upon any redemption that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purposes of the Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, with any Applicable Premium Deficit only required to be deposited with the Trustee on or prior to the date of redemption. Any Applicable Premium Deficit shall be set forth in an Officer’s Certificate delivered by the Issuers to the Trustee simultaneously with the deposit of such Applicable Premium Deficit that confirms that such Applicable Premium Deficit shall be applied toward such redemption,

(b) no Default (other than that resulting from borrowing funds to be applied to make such deposit or any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) with respect to the Indenture or the Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under the Senior Secured Credit Facilities or any other material agreement or instrument (other than the Indenture) to which the Issuers or any Guarantor is a party or by which the Issuers or any Guarantor is bound (other than resulting from any borrowing of funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

(c) the Issuers have paid or caused to be paid all sums payable by it under the Indenture; and

(d) the Issuers have delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Issuers must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture, any Guarantee and the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes, and any existing Default or compliance with any provision of the Indenture or the Notes issued thereunder may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes, other than Notes beneficially owned by the Issuers or their Affiliates (including consents obtained in connection with a purchase of or tender offer or exchange offer for the Notes).

The Indenture provides that, without the consent of each affected Holder of Notes, an amendment or waiver may not, with respect to any Notes held by a non-consenting Holder:

(1) reduce the principal amount of such Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed final maturity of any such Note or alter or waive the provisions with respect to the redemption of such Notes (other than provisions relating to (a) notice periods

(to the extent consistent with applicable requirements of clearing and settlement systems) for redemption and conditions to redemption and (b) the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any Note;

(4) waive a Default in the payment of principal of or premium, if any, or interest on the Notes, except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all affected Holders;

(5) make any Note payable in money other than that stated therein;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the Notes;

(7) make any change in these amendment and waiver provisions;

(8) impair the right of any Holder to receive payment of principal of, or premium, if any, or interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

(9) make any change to or modify the ranking of the Notes that would adversely affect the Holders; or

(10) except as expressly permitted by the Indenture, modify the Guarantees of any Significant Subsidiary, or any group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company), would constitute a Significant Subsidiary, in any manner materially adverse to the Holders of the Notes.

Notwithstanding the foregoing, the Issuers, any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture and any Guarantee or Notes without the consent of any Holder:

(1) to cure any ambiguity, omission, mistake, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to comply with the covenant relating to mergers, amalgamations, consolidations and sales of assets;

(4) to provide for the assumption of the Issuers’ or any Guarantor’s obligations to the Holders;

(5) to make any change that would provide any additional rights or benefits to the Holders or that does not materially adversely affect the legal rights under the Indenture of any such Holder;

(6) to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuers or any Guarantor;

(7) to provide for the issuance of Additional Notes in accordance with the terms of the Indenture;

(8) to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(9) to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee thereunder pursuant to the requirements thereof;

(10) to provide for the issuance of exchange notes or private exchange notes, which are identical to exchange notes except that they are not freely transferable;

(11) to add a Guarantor under the Indenture or to release a Guarantor in accordance with the terms of the Indenture;

(12) to conform the text of the Indenture, the Guarantees or the Notes to any provision of the “Description of the Notes” section of the Offering Memorandum to the extent that such provision in the “Description of the Notes” section of the Offering Memorandum was intended to be a verbatim recitation of a provision of the Indenture, the Guarantee or the Notes;

(13) to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes as permitted by the Indenture, including, without limitation to facilitate the issuance and administration of the Notes; provided, that (a) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (b) such amendment does not materially and adversely affect the rights of Holders to transfer Notes; or

(14) to make any other modifications to the Notes or the Indenture of a formal, minor or technical nature or necessary to correct a manifest error, so long as such modification does not adversely affect the rights of any Holders of the Notes in any material respect.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

Notices given by publication or electronic delivery will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing or transmitting.

Concerning the Trustee

The Indenture contains certain limitations on the rights of the Trustee thereunder, should it become a creditor of the Issuers, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as Trustee (if the Indenture has been qualified under the Trust Indenture Act) or resign.

The Indenture provides that the Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee is required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Notes, unless such Holder shall have offered to the Trustee security and indemnity reasonably satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture, the Notes and any Guarantee are governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. For purposes of the Indenture, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

“Acquired Indebtedness” means, with respect to any specified Person,

(1) Indebtedness of any other Person existing at the time such other Person is merged or consolidated with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging or consolidating with or into or becoming a Restricted Subsidiary of such specified Person, and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Interest” means all additional interest then owing pursuant to the Registration Rights Agreement.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means, with respect to any Note on any Redemption Date, the greater of:

(1) 1.0% of the principal amount of such Note, and

(2) the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Notes at January 31, 2016 (such redemption price being set forth in the table appearing above under the caption “Optional Redemption”), plus (ii) all required remaining scheduled interest payments due on such Note through January 31, 2016 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points over (b) the then outstanding principal amount of such Note.

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions (including by way of a Sale and Lease-Back Transaction) of property or assets of the Company or any of its Restricted Subsidiaries (each referred to in this definition as a “disposition”); or

(2) the issuance or sale of Equity Interests of any Restricted Subsidiary (other than Preferred Stock of Restricted Subsidiaries issued in compliance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”), whether in a single transaction or a series of related transactions;

in each case, other than:

(a) any disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out property or equipment in the ordinary course of business or any disposition of inventory or goods (or other assets) held for sale or no longer used or useful in the ordinary course of business;

(b) the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to the provisions described above under “—Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control pursuant to the Indenture;

(c) the making of any Restricted Payment that is permitted to be made, and is made, under the covenant described above under “—Certain Covenants—Limitation on Restricted Payments” or any Permitted Investment;

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of related transactions with an aggregate fair market value of less than $15.0 million;

(e) any disposition of property or assets or issuance of securities by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

(f) to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(g) the lease, assignment, sub-lease, license or sub-license of any real or personal property in the ordinary course of business;

(h) any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i) foreclosures, condemnation, expropriation or any similar action with respect to assets or the granting of Liens not prohibited by the Indenture;

(j) sales of accounts receivable, or participations therein, or Securitization Assets (other than royalties or other revenues (except accounts receivable)) or related assets in connection with any Qualified Securitization Facility or the disposition of an account receivable in connection with the collection or compromise thereof in the ordinary course of business;

(k) any financing transaction with respect to property built or acquired by the Company or any Restricted Subsidiary after the Issue Date, including Sale and Lease-Back Transactions and asset securitizations permitted by the Indenture;

(l) the sale or discount of inventory, accounts receivable or notes receivable in the ordinary course of business or the conversion of accounts receivable to notes receivable;

(m) the licensing or sub-licensing of intellectual property or other general intangibles in the ordinary course of business, other than the licensing of intellectual property on a long-term basis;

(n) any surrender or waiver of contract rights or the settlement, release or surrender of contract rights or other litigation claims in the ordinary course of business;

(o) the unwinding of any Hedging Obligations;

(p) sales, transfers and other dispositions of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements;

(q) the abandonment of intellectual property rights in the ordinary course of business, which in the reasonable good faith determination of the Company are not material to the conduct of the business of the Company and its Restricted Subsidiaries taken as a whole;

(r) the issuance by a Restricted Subsidiary of Preferred Stock or Disqualified Stock that is permitted by the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(s) the granting of a Lien that is permitted under the covenant described above under “—Certain Covenants—Liens”; and

(t) the issuance of directors’ qualifying shares and shares issued to foreign nationals as required by applicable law.

“Bank Products” means any facilities or services related to cash management, including treasury, depository, overdraft, credit or debit card, purchase card, electronic funds transfer and other cash management arrangements.

“Business Day” means each day which is not a Legal Holiday.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock or shares in the capital of such corporation;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) prepared in accordance with GAAP; provided that any obligations of the Company or its Restricted Subsidiaries, or of a special purpose or other entity not consolidated with the Company and its Restricted Subsidiaries, either existing on the Issue Date or created prior to any recharacterization described below (or any refinancing thereof) (i) that were not included on the consolidated balance sheet of the Company as capital lease obligations and (ii) that are subsequently recharacterized as capital lease obligations or, in the case of such a special purpose or other entity becoming consolidated with the Company and its Restricted Subsidiaries, due to a change in accounting treatment or otherwise, shall for all purposes not be treated as a Capitalized Lease Obligations or Indebtedness.

“Capitalized Software Expenditures” means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Restricted Subsidiaries during such period in respect of licensed or purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of a Person and its Restricted Subsidiaries.

“Cash Equivalents” means:

(1) United States dollars;

(2) (a) Canadian dollars, pounds sterling, yen, euros or any national currency of any participating member state of the EMU; or

(b) in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(3) securities issued or directly and fully and unconditionally guaranteed or insured by the U.S. government or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 24 months or less from the date of acquisition;

(4) certificates of deposit, time deposits and eurodollar time deposits with maturities of 24 months or less from the date of acquisition, demand deposits, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any domestic or foreign commercial bank having capital and surplus of not less than $250.0 million;

(5) repurchase obligations for underlying securities of the types described in clauses (3), (4), (7) and (8) entered into with any financial institution or recognized securities dealer meeting the qualifications specified in clause (4) above;

(6) commercial paper and variable or fixed rate notes rated at least P-2 by Moody’s or at least A-2 by S&P (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation thereof;

(7) marketable short-term money market and similar funds having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency);

(8) readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) with maturities of 24 months or less from the date of acquisition;

(9) readily marketable direct obligations issued by any foreign government or any political subdivision or public instrumentality thereof, in each case having an Investment Grade Rating from either Moody’s or S&P (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) with maturities of 24 months or less from the date of acquisition;

(10) Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency);

(11) securities with maturities of 12 months or less from the date of acquisition backed by standby letters of credit issued by any financial institution or recognized securities dealer meeting the qualifications specified in clause (4) above; and

(12) investment funds investing substantially all of their assets in securities of the types described in clauses (1) through (11) above.

In the case of Investments by any Foreign Subsidiary that is a Restricted Subsidiary or Investments made in a country outside the United States of America, Cash Equivalents shall also include (a) investments of the type and maturity described in clauses (1) through (8) and clauses (10), (11) and (12) above of foreign obligors, which Investments or obligors (or the parents of such obligors) have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies and (b) other short-term investments utilized by Foreign Subsidiaries that are Restricted Subsidiaries in accordance with normal investment practices for cash management in investments analogous to the foregoing investments in clauses (1) through (12) and in this paragraph.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) and (2) above, provided that such amounts are converted into any currency listed in clauses (1) and (2) as promptly as practicable and in any event within 10 Business Days following the receipt of such amounts.

“Change of Control” means the occurrence of any of the following:

(1) the sale, lease, transfer, conveyance or other disposition in one or a series of related transactions (other than by merger, consolidation or amalgamation), of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person other than any Permitted Holder; or

(2) the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by (A) any Person (other than any Permitted Holder) or (B) Persons (other than any Permitted Holders) that are together a group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any such group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50.0% or more of the total voting power of the Voting Stock of the Company directly or indirectly through any of its direct or indirect parent holding companies.

“Closing Date” means September 8, 2014.

“Consolidated Depletion, Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depletion, depreciation and amortization expense of such Person, including the amortization of intangible assets, deferred financing fees, debt issuance costs, commissions, fees and expenses and Capitalized Software Expenditures of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations, and (e) net payments, if any made (less net payments, if any, received), pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (q) annual agency fees paid to the administrative agents and collateral agents under any Credit Facilities, (r) costs associated with obtaining Hedging Obligations, (s) any expense resulting from the discounting of any Indebtedness in connection with the application of recapitalization accounting or, if applicable, purchase accounting in connection with the Transactions or any acquisition, (t) penalties and interest relating to taxes, (u) any Additional Interest and any “additional interest” or “liquidated damages” with respect to other securities for failure to timely comply with registration rights obligations, (v) amortization or expensing of deferred financing costs and any other amounts of non-cash interest, amendment and consent fees, debt issuance costs, commissions, fees and expenses and discounted liabilities, (w) any expensing of bridge, commitment and other financing fees and any other fees related to the Transactions or any acquisitions after the Issue Date, (x) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Qualified Securitization Facility, (y) any accretion of accrued interest on discounted liabilities and any prepayment premium or penalty) and (z) interest expense resulting from push-down accounting; plus

(2) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(3) interest income of such Person and its Restricted Subsidiaries for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Leverage Ratio” means, as at any date of determination, the ratio of (1) the Consolidated Total Indebtedness of the Company and its Restricted Subsidiaries as of the end of the most recent fiscal quarter for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur to (2) the Company’s EBITDA for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, that, without duplication,

(1) any after-tax effect of extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto), charges or expenses (including relating to any multi-year strategic initiatives), Transaction Expenses, duplicative running costs, relocation costs, integration costs, facility consolidation and closing costs, severance costs and expenses, one-time compensation charges, costs relating to pre-opening and opening costs for plants/facilities, losses, costs or cost inefficiencies related to plant/facility disruptions or shutdowns, signing, retention and completion bonuses, costs incurred in connection with any strategic initiatives, transition costs, costs incurred in connection with acquisitions and non-recurring product and intellectual property development, other business optimization expenses (including costs and expenses relating to business optimization programs and new systems design, retention charges, system establishment costs and implementation costs) and operating expenses attributable to the implementation of cost-savings initiatives, and curtailments or modifications to pension and post-retirement employee benefit plans shall be excluded,

(2) the cumulative effect of a change in accounting principles and changes as a result of the adoption or modification of accounting policies during such period shall be excluded;

(3) any net after-tax effect of gains or losses on disposal, abandonment or discontinuance of disposed, abandoned or discontinued operations, as applicable, shall be excluded,

(4) any net after-tax effect of gains or losses (less all fees, expenses and charges relating thereto) attributable to asset dispositions or abandonments or the sale or other disposition of any Capital Stock of any Person other than in the ordinary course of business shall be excluded,

(5) the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary or that is accounted for by the equity method of accounting, shall be excluded; provided, that Consolidated Net Income of such Person shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to such Person or a Restricted Subsidiary thereof in respect of such period,

(6) solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of “—Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders (other than restrictions in the Notes or the Indenture), unless such restriction with respect to the payment of dividends or similar distributions has been legally waived, provided that Consolidated Net Income of such Person will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) to such Person or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein,

(7) effects of adjustments (including the effects of such adjustments pushed down to such Person and its Restricted Subsidiaries) in such Person’s consolidated financial statements pursuant to GAAP (including in the inventory, property and equipment, software, goodwill, intangible assets, in-process research and development, deferred revenue and debt line items thereof) resulting from the application of recapitalization accounting or purchase accounting, as the case may be, in relation to the Transactions or any consummated acquisition or joint venture investment or the amortization or write-off or write-down of any amounts thereof, net of taxes, shall be excluded,

(8) any after-tax effect of income (loss) from the early extinguishment or conversion of (i) Indebtedness, (ii) Hedging Obligations or (iii) other derivative instruments shall be excluded,

(9) any impairment charge or asset write-off or write-down, including impairment charges or asset write-offs or write-downs related to intangible assets, long-lived assets, investments in debt and equity securities and investments recorded using the equity method or as a result of a change in law or regulation, in each case, pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP shall be excluded,

(10) any equity-based or non-cash compensation charge or expense including any such charge or expense arising from grants of stock appreciation or similar rights, stock options, restricted stock or other rights or equity incentive programs, and any cash charges associated with the rollover, acceleration, or payout of Equity Interests by management of the Company or any of its direct or indirect parent companies in connection with the Transactions, shall be excluded,

(11) any fees, expenses or charges incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, Asset Sale, disposition, incurrence or repayment of Indebtedness (including such fees, expenses or charges related to the offering and issuance of the Notes and other securities and the syndication and incurrence of any Credit Facilities), issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (including any amendment or other modification of the Notes and other securities and any Credit Facilities) and including, in each case, any such transaction consummated on or prior to the Issue Date and any such transaction undertaken but not completed, and any charges or non-recurring merger costs incurred during such period as a result of any such transaction, in each case whether or not successful or consummated (including, for the avoidance of doubt the effects of expensing all transaction related expenses in accordance with Financial Accounting Standards Board Accounting Standards Codification 805), shall be excluded,

(12) accruals and reserves that are established within 12 months after the Issue Date that are so required to be established as a result of the Transactions (or within 12 months after the closing of any acquisition that are so required to be established as a result of such acquisition) in accordance with GAAP shall be excluded,

(13) any expenses, charges or losses to the extent covered by insurance or indemnity and actually reimbursed, or, so long as such Person has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer or indemnifying party and only to the extent that such amount is in fact reimbursed within 365 days of the date of the insurable or indemnifiable event (net of any amount so added back in any prior period to the extent not so reimbursed within the applicable 365-day period), shall be excluded;

(14) any net pension or other post-employment benefit costs representing amortization of unrecognized prior service costs, actuarial losses, including amortization of such amounts arising in prior periods, amortization of the unrecognized net obligation (and loss or cost) existing at the date of initial application of Accounting Standards Codification Topic No. 715, Compensation-Retirement Benefits, shall be excluded, and

(15) any noncash compensation expense resulting from the application of Accounting Standards Codification Topic No. 718, Compensation—Stock Compensation, shall be excluded, and

(16) the following items shall be excluded:

(a) any net unrealized gain or loss (after any offset) resulting in such period from Hedging Obligations and the application of Accounting Standards Codification Topic No. 815, Derivatives and Hedging,

(b) any net unrealized gain or loss (after any offset) resulting in such period from currency translation gains or losses including those related to currency remeasurements of Indebtedness (including any net loss or gain resulting from Hedging Obligations for currency exchange risk) and any other foreign currency translation gains and losses, to the extent such gain or losses are non-cash items,

(c) any adjustments resulting for the application of Accounting Standards Codification Topic No. 460, Guarantees, or any comparable regulation,

(d) effects of adjustments to accruals and reserves during a prior period relating to any change in the methodology of calculating reserves for returns, rebates and other chargebacks, and

(e) changes related to earn-outs and other deferred or contingent consideration obligations (including to the extent accounted for as bonuses or otherwise) and adjustments thereof and purchase price adjustments.

In addition, to the extent not already included in the Consolidated Net Income of such Person and its Restricted Subsidiaries, notwithstanding anything to the contrary in the foregoing, Consolidated Net Income shall include the amount of proceeds received from business interruption insurance and reimbursements of any expenses and charges that are covered by indemnification or other reimbursement provisions in connection with any acquisition, Investment or any sale, conveyance, transfer or other disposition of assets permitted under the Indenture.

Notwithstanding the foregoing, for the purpose of the covenant described under “—Certain Covenants — Limitation on Restricted Payments” only (other than clause (3)(d) of the first paragraph thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Company and its Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Company and its Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Company or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (3)(d) thereof.

“Consolidated Secured Debt Ratio” as of any date of determination means, the ratio of (1) Consolidated Total Indebtedness of the Company and its Restricted Subsidiaries that is secured by Liens on the property of the Company and its Restricted Subsidiaries as of the end of the most recent fiscal quarter for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur to (2) EBITDA of the Company for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

“Consolidated Total Indebtedness” means, as at any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of the Company and its Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, Obligations in respect of Capitalized Lease Obligations and debt obligations evidenced by promissory notes and similar instruments, as determined in accordance with GAAP (excluding for the avoidance of doubt all undrawn amounts under revolving credit facilities and letters of credit, all obligations relating to Qualified Securitization Facilities and Tax Receivable Agreements), and (2) the aggregate amount of all outstanding Disqualified Stock of the Company and all Preferred Stock of its Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP (but excluding the effects of any discounting of Indebtedness resulting from the application of repurchase or purchase accounting in connection with the Transactions or any acquisition); provided, that Consolidated Total Indebtedness shall not include Indebtedness in respect of (A) any letter of credit, except to the extent of unreimbursed amounts under standby letters of credit and (B) Hedging Obligations existing on the Issue Date or otherwise permitted by clause (10) of the second paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; it being understood, for the avoidance of doubt that earn-out payments and non-compete payments (to the extent such payments would not become a liability on the balance sheet of such Person in accordance with GAAP as GAAP existed on December 31, 2008) and obligations to pay the deferred purchase price of property or services do not constitute Consolidated Total Indebtedness. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by the Company. The U.S. Dollar Equivalent principal amount of any Indebtedness denominated in a foreign currency will reflect the currency translation effects, determined in accordance with GAAP, of Hedging Obligations for currency exchange risks with respect to the applicable currency in effect on the date of determination of the U.S. Dollar Equivalent principal amount of such Indebtedness.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2) to advance or supply funds,

(a) for the purchase or payment of any such primary obligation; or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Controlled Investment Affiliate” means, as to any Person, any other Person, other than any Investor, which directly or indirectly is in control of, is controlled by, or is under common control with such Person and is organized by such Person (or any Person controlling such Person) primarily for making direct or indirect equity or debt investments in the Company and/or other companies.

“Credit Agreement” means that certain Credit Agreement, dated as of the Issue Date, by and among the Company, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., as joint lead arrangers, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., UBS Securities LLC, Barclays Capital, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., as joint bookrunners, Bank of America, N.A., as administrative agent, collateral agent and swing line lender, Bank of America, N.A., as letter of credit issuer, Citigroup Global Markets Inc., as syndication agent and other parties party thereto.

“Credit Facilities” means, with respect to the Company or any of its Restricted Subsidiaries, one or more debt facilities, including the Senior Secured Credit Facilities, or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof, in whole or in part, and any indentures or credit facilities or commercial paper facilities that replace, refund, supplement or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding, supplemental or refinancing facility, arrangement or indenture that increases the amount permitted to be borrowed or issued thereunder or alters the maturity thereof (provided that such increase in borrowings or issuances is permitted under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, trustee, lender or group of lenders or other holders.

“Debt Fund Affiliate” means (i) any fund managed by, or under common management with, GSO Capital Partners LP, (ii) any fund managed by GSO Debt Funds Management LLC, Blackstone Debt Advisors L.P., Blackstone Distressed Securities Advisors L.P., Blackstone Mezzanine Advisors L.P. or Blackstone Mezzanine Advisors II L.P. and (iii) any other Affiliate of the Investors that is a bona fide debt fund or an investment vehicle that is engaged in the making, purchasing, holding or otherwise investing in commercial loans, bonds and similar extensions of credit in the ordinary course.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means the fair market value of non-cash consideration received by the Company or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate delivered by the Company, setting forth the basis of such valuation, executed by the principal financial officer of the Company, less the amount of Cash Equivalents received in connection with a subsequent sale, redemption or repurchase of or collection or payment on such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Company or any direct or indirect parent company thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate delivered by the Company executed by the principal financial officer of the Company or the applicable parent company thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph of “—Certain Covenants—Limitation on Restricted Payments.”

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely as a result of a change of control or asset sale) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the Notes or the date the Notes are no longer outstanding; provided, that if such Capital Stock is issued to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations; provided, further, that any Capital Stock held by any future, current or former employee, director, officer, manager or consultant (or their respective Controlled Investment Affiliates or Immediate Family Members), of the Company, any of its Subsidiaries, any of its direct or indirect parent companies or any other entity in which the Company or a Restricted Subsidiary has an Investment and is designated in good faith as an “affiliate” by the board of directors of the Company (or the compensation committee thereof), in each case pursuant to any stock subscription or shareholders’ agreement, management equity plan or stock option plan or any other management or employee benefit plan or agreement shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or its Subsidiaries or in order to satisfy applicable statutory or regulatory obligations; provided, further, that the Class B Membership Interests of Continental Cement Company, L.L.C. shall not constitute Disqualified Stock.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period

(1) increased (without duplication) by the following, in each case (other than with respect to clauses (h) and (k)) to the extent deducted (and not added back) in determining Consolidated Net Income for such period:

(a) provision for taxes based on income or profits or capital, including, without limitation, federal, state, franchise and similar taxes and foreign withholding taxes (including any future taxes or other levies which replace or are intended to be in lieu of such taxes and any penalties and interest related to such taxes or arising from tax examinations) and the net tax expense associated with any adjustments made pursuant to clauses (1) through (16) of the definition of “Consolidated Net Income”; plus

(b) Fixed Charges of such Person for such period (including (x) net losses or Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk, (y) bank fees and other financing fees and (z) costs of surety bonds in connection with financing activities, plus amounts excluded from Consolidated Interest Expense as set forth in clauses (1)(q) through (z) in the definition thereof); plus

(c) Consolidated Depletion, Depreciation and Amortization Expense of such Person for such period; plus

(d) the amount of any severance, relocation costs and expenses, integration costs, transition costs, pre-opening, opening, consolidation and/or closing costs for facilities, costs incurred in connection with any non-recurring strategic initiatives, costs incurred in connection with acquisitions and Investments and non-recurring product and intellectual property development, other business optimization expenses (including costs and expenses relating to business optimization programs and new systems design and implementation costs), project start-up costs, restructuring charges, accruals or reserves (including restructuring costs related to acquisitions and to closure/consolidation of facilities, retention charges, systems establishment costs and excess pension charges); plus

(e) any other non-cash charges, including any write-offs or write-downs reducing Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, (A) the Company may elect not to add back such non-cash charge in the current period and (B) to the extent the Company elects to add back such non-cash charge, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

(f) the amount of any noncontrolling interest or minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly-Owned Subsidiary; plus

(g) the amount of management, monitoring, consulting, advisory fees and other fees (including termination fees) and indemnities and expenses paid or accrued in such period under the Management Fee Agreement or otherwise to the Investors to the extent otherwise permitted under “—Certain Covenants—Transactions with Affiliates”; plus

(h) the amount of “run rate” cost savings, operating expense reductions and synergies projected by the Company in good faith to result from actions taken, committed to be taken or expected in good faith to be taken no later than 12 months after the end of such period (calculated on a pro forma basis as though such cost savings, operating expense reductions and synergies had been realized on the first day of such period for which EBITDA is being determined and as if such cost savings, operating expense reductions and synergies were realized during the entirety of such period), net of the amount of actual benefits realized during such period from such actions; provided, that such cost savings and synergies are reasonably identifiable and factually supportable (it is understood and agreed that “run-rate” means the full recurring benefit for a period that is associated with any action taken, committed to be taken or expected to be taken, net of the amount of actual benefits realized during such period from such actions); plus

(i) the amount of loss on sale of receivables, Securitization Assets and related assets to any Securitization Subsidiary in connection with a Qualified Securitization Facility; plus

(j) any costs or expense incurred by the Company or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Company or net cash proceeds of an issuance of Equity Interest of the Company (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments”; plus

(k) cash receipts (or any netting arrangements resulting in reduced cash expenditures) not representing EBITDA or Consolidated Net Income in any period to the extent non-cash gains relating to such income were deducted in the calculation of EBITDA pursuant to clause (2) below for any previous period and not added back; plus

(l) any net loss from disposed, abandoned or discontinued operations; plus

(m) accretion of asset retirement obligations in accordance with Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations; plus

(n) interest income or investment earnings on retiree medical and intellectual property, royalty or license receivables;

(2) decreased (without duplication) by the following, in each case to the extent included in determining Consolidated Net Income for such period:

(a) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced EBITDA in any prior period and any non-cash gains with respect to cash actually received in a prior period so long as such cash did not increase EBITDA in such prior period; plus

(b) any net income from disposed, abandoned or discontinued operations.

“EMU” means economic and monetary union as contemplated in the Treaty on European Union.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any public or private sale or issuance of common stock or Preferred Stock of the Company or any of its direct or indirect parent companies (excluding Disqualified Stock), other than:

(1) public offerings with respect to the Company’s or any direct or indirect parent company’s common stock registered on Form S-4 or Form S-8;

(2) issuances to any Subsidiary of the Company; and

(3) any such public or private sale or issuance that constitutes an Excluded Contribution.

“euro” means the single currency of participating member states of the EMU.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds received by the Company from

(1) contributions to its common equity capital; and

(2) the sale (other than to a Subsidiary of the Company or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Company) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Company,

in each case designated as Excluded Contributions pursuant to an Officer’s Certificate delivered by the Company executed by the principal financial officer of the Company on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments.”

“fair market value” means, with respect to any asset or liability, the fair market value of such asset or liability as determined by the Company in good faith.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any Restricted Subsidiary incurs, assumes, guarantees, redeems, repays, retires or extinguishes any Indebtedness (other than Indebtedness incurred or repaid under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed Charge Coverage Ratio Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, repayment, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with GAAP) that have been made by the Company or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Company or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation or discontinued operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, amalgamation, consolidation or discontinued operation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to an Investment, acquisition, disposition, merger, amalgamation, consolidation or discontinued operation (including the Transactions), the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company (and may include, for the avoidance of doubt, cost savings, synergies and operating expense reductions resulting from such Investment, acquisition, merger, amalgamation or consolidation (including the Transactions) which is being given pro forma effect that have been or are expected to be realized based on actions taken, committed to be taken or expected in good faith to be taken within 18 months). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum of, without duplication:

(1) Consolidated Interest Expense of such Person for such period;

(2) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock during such period; and

(3) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock during such period.

“Foreign Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof and any Restricted Subsidiary of such Foreign Subsidiary.

“GAAP” means (1) generally accepted accounting principles in the United States of America which are in effect from time to time (other than with respect to Capitalized Lease Obligations), it being understood that, for purposes of the Indenture, all references to codified accounting standards specifically named in the Indenture shall be deemed to include any successor, replacement, amended or updated accounting standard under GAAP or (2) if elected by the Company by written notice to the Trustee in connection with the delivery of financial statements and information, the accounting standards and interpretations (“IFRS”) adopted by the International Accounting Standard Board, as in effect on the first date of the period for which the Company is making such election; provided, that (a) any such election once made shall be irrevocable, (b) all financial statements and reports required to be provided, after such election pursuant to the Indenture shall be prepared on the basis of IFRS, (c) from and after such election, all ratios, computations and other determinations based on GAAP contained in the Indenture shall be computed in conformity with IFRS, (d) in connection with the delivery of financial statements (x) for any of its first three financial quarters of any financial year, it shall restate its consolidated interim financial statements for such interim financial period and the comparable period in the prior year to the extent previously prepared in accordance with GAAP as in effect on the Issue Date and (y) for delivery of audited annual financial information, it shall provide consolidated historical financial statements prepared in accordance with IFRS for the prior most recent fiscal year to the extent previously prepared in accordance with GAAP as in effect on the first date of the period in which the Company is making such election. For the avoidance of doubt, solely making an election (without any other action) referred to in this definition will not be treated as an incurrence of Indebtedness.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means the guarantee by any Guarantor of the Issuers’ Obligations under the Indenture and the Notes.

“Guarantor” means each Subsidiary of the Company, if any, that Guarantees the Notes in accordance with the terms of the Indenture.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contract, currency swap agreement or similar agreement providing for the transfer or mitigation of interest rate, currency or commodity risks either generally or under specific contingencies.

“Holder” means the Person in whose name a Note is registered on the registrar’s books.

“Immediate Family Members” means with respect to any individual, such individual’s child, stepchild, grandchild or more remote descendant, parent, stepparent, grandparent, spouse, former spouse, qualified domestic partner, sibling, mother- in-law, father-in-law, son-in-law and daughter-in-law (including adoptive relationships) and any trust, partnership or other bona fide estate-planning vehicle the only beneficiaries of which are any of the foregoing individuals or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor.

“Indebtedness” means, with respect to any Person, without duplication:

(1) any indebtedness (including principal and premium) of such Person, whether or not contingent:

(a) in respect of borrowed money;

(b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof);

(c) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (i) any such balance that constitutes an obligation in respect of a commercial letter of credit, a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out or non-compete obligation until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP as GAAP existed on the Issue Date and is not paid after becoming due and payable; or

(d) representing the net obligations under any Hedging Obligations,

if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP; provided, that Indebtedness of any direct or indirect parent of the Company appearing upon the balance sheet of the Company solely by reason of push-down accounting under GAAP shall be excluded;

(2) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations of the type referred to in clause (1) of a third Person (whether or not such items would appear upon the balance sheet of the such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business; and

(3) to the extent not otherwise included, the obligations of the type referred to in clause (1) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person;

provided, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (a) Contingent Obligations incurred in the ordinary course of business or (b) obligations under or in respect of Qualified Securitization Facilities; provided, further, that Indebtedness shall be calculated without giving effect to the effects of Financial Accounting Standards Board Accounting Standards Codification 815 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Company, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Barclays Capital Inc., UBS Securities LLC, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Blackstone Advisory Partners L.P.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or if the applicable securities are not then rated by Moody’s or S&P an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

(2) debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Company and its Subsidiaries;

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to employees, directors, officers, managers and consultants, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of the Company in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(1) “Investments” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(a) the Company’s “Investment” in such Subsidiary at the time of such redesignation; less

(b) the portion (proportionate to the Company’s Equity Interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced by any dividend, distribution, interest payment, return of capital, repayment or other amount received in cash by the Company or a Restricted Subsidiary in respect of such Investment.

“Investors” means any of (i) Blackstone Capital Partners V L.P. and its Affiliates and any investment funds advised or managed by any of the foregoing (other than any portfolio operating companies of Blackstone Capital Partners V L.P.) and (ii) Silverhawk Summit, L.P. and its Affiliates and any investment funds advised or managed by any of the foregoing (other than any portfolio operating companies of Silverhawk Summit, L.P.).

“Issue Date” means January 30, 2012.

“Legal Holiday” means a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in the State of New York or at the place of payment. If a payment date is on a Legal Holiday, payment will be made on the next succeeding day that is not a Legal Holiday and no interest shall accrue for the intervening period.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided, that in no event shall an operating lease be deemed to constitute a Lien.

“Management Fee Agreement” means the transaction and management fee agreement or similar agreements between certain of the management companies associated with one or more of the Investors or their advisors, if applicable, and the Company (and/or its direct or indirect parent companies).

“Management Stockholders” means the members of management (and their Controlled Investment Affiliates and Immediate Family Members) of the Company (or its indirect or direct parent companies) who were holders of Equity Interests of any direct or indirect parent companies of the Companies on the Issue Date.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate Cash Equivalents proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale, including any Cash Equivalents received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration, including legal, accounting and investment banking fees, payments made in order to obtain a necessary consent or required by applicable law, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, other fees and expenses, including title and recordation expenses, taxes paid or payable as a result thereof or any transactions occurring or deemed to occur to effectuate a payment under the Indenture (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium, if any, and interest on Senior Indebtedness or amounts required to be applied to the repayment of Indebtedness secured by a Lien on such assets and required (other than required by clause (1) of the second paragraph of “—Repurchase at the Option of Holders—Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Company or any of its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company or any of its Restricted Subsidiaries after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Obligations” means any principal, interest (including any interest accruing on or subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), premium, penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness; provided, that any of the foregoing (other than principal and interest) shall no longer constitute “Obligations” after payment in full of such principal and interest except to the extent such obligations are fully liquidated and non-contingent on or prior to such payment in full.

“Offering Memorandum” means the confidential offering memorandum, dated January 23, 2012, relating to the initial sale of the Notes.

“Officer” means the Chairman of the board of directors, the Chief Executive Officer, the Chief Financial Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the applicable Issuer or Guarantor.

“Officer’s Certificate” means a certificate signed on behalf of a Person by an Officer of such Person that meets the requirements set forth in the indenture. An Officer’s Certificate required to be delivered by the Issuers shall be signed by an Officer of each Issuer.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee that meets the requirements set forth in the Indenture.

“Permitted Asset Swap” means the substantially concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and Cash Equivalents between the Company or any of its Restricted Subsidiaries and another Person; provided, that any Cash Equivalents received must be applied in accordance with the covenant described under “—Repurchase at the Option of Holders—Asset Sales.”

“Permitted Holders” means each of the Investors and Management Stockholders and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided, that in the case of such group and without giving effect to the existence of such group or any other group, such Investors and Management Stockholders, collectively, have beneficial ownership of more than 50.0% of the total voting power of the Voting Stock of the Company or any of its direct or indirect parent companies. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1) any Investment in the Company or any of its Restricted Subsidiaries;

(2) any Investment in Cash Equivalents or Investment Grade Securities;

(3) any Investment by the Company or any of its Restricted Subsidiaries in a Person (including, to the extent constituting an Investment, in assets of a Person that represent substantially all of its assets or a division, business unit or product line, including research and development and related assets in respect of any product) that is engaged directly or through entities that will be Restricted Subsidiaries in a Similar Business if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary; or

(b) such Person, in one transaction or a series of related transactions, is amalgamated, merged or consolidated with or into, or transfers or conveys substantially all of its assets (or such division, business unit or product line) to, or is liquidated into, the Company or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided, that such Investment was not acquired by such Person in contemplation of such acquisition, merger, amalgamation, consolidation or transfer;

(4) any Investment in securities or other assets not constituting Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made pursuant to the first paragraph under “—Repurchase at the Option of Holders—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on the Issue Date or made pursuant to binding commitments in effect on the Issue Date or an Investment consisting of any extension, modification or renewal of any such Investment or binding commitment existing on the Issue Date; provided, that the amount of any such Investment may be increased in such extension, modification or renewal only (a) as required by the terms of such Investment or binding commitment as in existence on the Issue Date (including as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities) or (b) as otherwise permitted under the Indenture;

(6) any Investment acquired by the Company or any of its Restricted Subsidiaries:

(a) consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business; or

(b) in exchange for any other Investment or accounts receivable, indorsements for collection or deposit held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable (including any trade creditor or customer); or

(c) in satisfaction of judgments against other Persons; or

(d) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7) Hedging Obligations permitted under clause (10) of the covenant described in “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(8) any Investment in a Similar Business taken together with all other Investments made pursuant to this clause (8) that are at that time outstanding not to exceed the greater of (a) $35.0 million and (b) 2.50% of Total Assets (in each case, determined on the date such Investment is made, with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(9) Investments the payment for which consists of Equity Interests (other than Disqualified Stock) of the Company, or any of its direct or indirect parent companies; provided, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described in “—Certain Covenants—Limitations on Restricted Payments”;

(10) guarantees of Indebtedness permitted under the covenant described in “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” performance guarantees and Contingent Obligations incurred in the ordinary course of business and the creation of liens on the assets of the Company or any Restricted Subsidiary in compliance with the covenant described under “—Certain Covenants—Liens”;

(11) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under “—Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (5) and (9) of such paragraph);

(12) Investments consisting of purchases or other acquisitions of inventory, supplies, material or equipment or the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(13) Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed the greater of (a) $25.0 million and (b) 1.75% of Total Assets (in each case, determined on the date such Investment is made, with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(14) Investments in or relating to a Securitization Subsidiary that, in the good faith determination of the Company are necessary or advisable to effect any Qualified Securitization Facility or any repurchase obligation in connection therewith;

(15) advances to, or guarantees of Indebtedness of, employees not in excess of $10.0 million outstanding in the aggregate;

(16) loans and advances to employees, directors, officers, managers and consultants (a) for business-related travel expenses, moving expenses and other similar expenses or payroll advances, in each case incurred in the ordinary course of business or consistent with past practices or (b) to fund such Person’s purchase of Equity Interests of the Company from the Company or any direct or indirect parent company thereof from such parent company;

(17) advances, loans or extensions of trade credit in the ordinary course of business by the Company or any of its Restricted Subsidiaries;

(18) any Investment in any Subsidiary or any joint venture in connection with intercompany cash management arrangements or related activities arising in the ordinary course of business;

(19) Investments consisting of purchases and acquisitions of assets or services in the ordinary course of business;

(20) Investments made in the ordinary course of business in connection with obtaining, maintaining or renewing client contacts;

(21) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business;

(22) repurchases of Notes;

(23) Investments in the ordinary course of business consisting of Uniform Commercial Code Article 3 endorsements for collection of deposit and Article 4 customary trade arrangements with customers consistent with past practices; and

(24) Investments consisting of promissory notes issued by the Company or any Guarantor to future, present or former officers, directors and employees, members of management, or consultants of the Company or any of its Subsidiaries or their respective estates, spouses or former spouses to finance the purchase or redemption of Equity Interests of the Company or any direct or indirect parent thereof, to the extent the applicable Restricted Payment is a permitted by the covenant described under “—Certain Covenants—Limitation on Restricted Payment”.

“Permitted Liens” means, with respect to any Person:

(1) pledges, deposits or security by such Person under workmen’s compensation laws, unemployment insurance, employers’ health tax, and other social security laws or similar legislation or other insurance related obligations (including, but not limited to, in respect of deductibles, self insured retention amounts and premiums and adjustments thereto) or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefit of) insurance carriers providing property, casualty or liability insurance, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(2) Liens imposed by law, such as landlords’, carriers’, warehousemen’s, materialmen’s, repairmen’s and mechanics’ Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate actions or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(3) Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or not yet payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate actions diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(4) Liens in favor of issuers of performance, surety, bid, indemnity, warranty, release, appeal or similar bonds or with respect to other regulatory requirements or letters of credit or bankers acceptances issued, and completion guarantees provided for, in each case, issued pursuant to the request of and for the account of such Person in the ordinary course of its business or consistent with past practice prior to the Issue Date;

(5) minor survey exceptions, minor encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights-of-way, servitudes, sewers, electric lines, drains, telegraph, telephone and cable television lines and other similar purposes, or zoning, building codes or other restrictions (including minor defects and irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental, to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person and exceptions on title policies insuring liens granted on Mortgaged Properties (as defined in the Senior Secured Credit Facilities);

(6) Liens securing Obligations relating to any Indebtedness permitted to be incurred pursuant to clause (4), (12)(b) (in an amount not to exceed $60.0 million at any one time outstanding under such clause), (13) or (23) of the second paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided, that (a) Liens securing Obligations relating to any Indebtedness, Disqualified Stock or Preferred Stock permitted to be incurred pursuant to clause (13) relate only to Obligations relating to Refinancing Indebtedness that (x) is secured by Liens on the same assets as the assets securing the Refinancing Indebtedness or (y) extends, replaces, refunds, refinances, renews or defeases Indebtedness incurred or Disqualified Stock or Preferred Stock issued under clauses (3), (4), (12) or (13) of the second paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” (b) Liens securing Obligations relating to Indebtedness permitted to be incurred pursuant to clause (23) extend only to the assets of Restricted Subsidiaries of the Company that are not Guarantors and (c) Liens securing Obligations relating to any Indebtedness, Disqualified Stock or Preferred Stock to be incurred pursuant to clause (4) of the second paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” extend only to the assets so purchased, leased or improved;

(7) Liens existing on the Issue Date (including to secure any Refinancing Indebtedness of any Indebtedness secured by such Liens);

(8) Liens on property or shares of stock or other assets of a Person at the time such Person becomes a Subsidiary; provided, that such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, that such Liens may not extend to any other property or other assets owned by the Company or any of its Restricted Subsidiaries;

(9) Liens on property or other assets at the time the Company or a Restricted Subsidiary acquired the property or such other assets, including any acquisition by means of a merger, amalgamation or consolidation with or into the Company or any of its Restricted Subsidiaries; provided, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition, amalgamation, merger or consolidation; provided, further, that the Liens may not extend to any other property owned by the Company or any of its Restricted Subsidiaries;

(10) Liens securing Obligations relating to any Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) Liens securing (x) Hedging Obligations and (y) obligations in respect of Bank Products;

(12) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s accounts payable or similar trade obligations in respect of bankers’ acceptances or trade letters of credit issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) leases, sub-leases, licenses or sub-licenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries and do not secure any Indebtedness;

(14) Liens arising from Uniform Commercial Code (or equivalent statute) financing statement filings regarding operating leases or consignments entered into by the Company and its Restricted Subsidiaries in the ordinary course of business or purported Liens evidenced by the filing of precautionary Uniform Commercial Code financing statements or similar public filings;

(15) Liens in favor of the Company, the Co-Issuer or any Guarantor;

(16) Liens on equipment of the Company or any of its Restricted Subsidiaries granted in the ordinary course of business to the Company’s clients;

(17) Liens on accounts receivable, Securitization Assets and related assets incurred in connection with a Qualified Securitization Facility;

(18) Liens to secure any modification, refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8) and (9); provided, that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property) and proceeds and products thereof, and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8) and (9) at the time the original Lien became a Permitted Lien under the Indenture, and (ii) an amount necessary to pay any fees and expenses (including original issue discount, upfront fees or similar fees) and premiums (including tender premiums and accrued and unpaid interest) related to such modification, refinancing, refunding, extension, renewal or replacement;

(19) deposits made or other security provided in the ordinary course of business to secure liability to insurance carriers;

(20) Liens securing obligations in an aggregate principal amount outstanding which does not exceed the greater of (a) $50.0 million and (b) 3.75% of Total Assets (in each case, determined as of the date of such incurrence);

(21) security given to a public utility or any municipality or governmental authority when required by such utility or authority in connection with the operations of that Person in the ordinary course of business;

(22) Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under the caption “—Events of Default and Remedies” so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(23) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(24) Liens (a) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (b) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, and (c) in favor of banking institutions arising as a matter of law or under general terms and conditions encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(25) Liens deemed to exist in connection with Investments in repurchase agreements permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided, that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(26) Liens encumbering reasonable customary deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(27) Liens that are contractual rights of set-off (a) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (b) relating to pooled deposit or sweep accounts of the Company or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Company and its Restricted Subsidiaries or (c) relating to purchase orders and other agreements entered into with customers of the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(28) Liens securing obligations owed by the Company or any Restricted Subsidiary to any lender under the Senior Secured Credit Facilities or any Affiliate of such a lender in respect of any overdraft and related liabilities arising from treasury, depository and cash management services or any automated clearing house transfers of funds;

(29) any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(30) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale or purchase of goods entered into by the Company or any Restricted Subsidiary in the ordinary course of business;

(31) Liens solely on any cash earnest money deposits made by the Company or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted by the Indenture;

(32) ground leases in respect of real property on which facilities owned or leased by the Company or any of its Subsidiaries are located;

(33) Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;

(34) Liens on Capital Stock of an Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary;

(35) Liens on the assets of non-guarantor Restricted Subsidiaries securing Indebtedness of such Subsidiaries that were permitted by the terms of the Indenture to be incurred;

(36) Liens on cash advances in favor of the seller of any property to be acquired in an Investment permitted under the Indenture to be applied against the purchase price for such Investment;

(37) any interest or title of a lessor, sub-lessor, licensor or sub-licensor or secured by a lessor’s, sub-lessor’s, licensor’s or sub-licensor’s interest under leases or licenses entered into by the Company or any of the Restricted Subsidiaries in the ordinary course of business; and

(38) deposits of cash with the owner or lessor of premises leased and operated by the Company or any of its Subsidiaries in the ordinary course of business of the Company and such Subsidiary to secure the performance of the Company’s or such Subsidiary’s obligations under the terms of the lease for such premises.

For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

“Qualified Proceeds” means the fair market value of assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business.

“Qualified Securitization Facility” means any Securitization Facility (a) constituting a securitization financing facility that meets the following conditions: (i) the board of directors of the Company shall have determined in good faith that such Securitization Facility (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Company and the applicable Securitization Subsidiary, (ii) all sales and/or contributions of Securitization Assets and related assets to the applicable Securitization Subsidiary are made at fair market value (as determined in good faith by the Company) and (iii) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Company) or (b) constituting a receivables financing facility.

“Rating Agencies” means Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuers which shall be substituted for Moody’s or S&P or both, as the case may be.

“Registration Rights Agreement” means a registration rights agreement with respect to the Notes dated as of the Closing Date, among the Issuers, the Guarantors and the representative of the Initial Purchasers.

“Related Business Assets” means assets (other than Cash Equivalents) used or useful in a Similar Business, provided that any assets received by the Company or a Restricted Subsidiary in exchange for assets transferred by the Company or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, with respect to any Person, at any time, any direct or indirect Subsidiary of such Person (including the Co-Issuer and any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.” Unless otherwise indicated in this “Description of the Notes,” all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of the Company.

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Sale and Lease-Back Transaction” means any arrangement providing for the leasing by the Company or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to a third Person in contemplation of such leasing.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Securitization Assets” means the accounts receivable, royalty or other revenue streams and other rights to payment and any other assets related thereto subject to a Qualified Securitization Facility and the proceeds thereof.

“Securitization Facility” means any of one or more receivables or securitization financing facilities as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the Obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to the Company or any of its Restricted Subsidiaries (other than a Securitization Subsidiary) pursuant to which the Company or any of its Restricted Subsidiaries sells or grants a security interest in its accounts receivable or Securitization Assets or assets related thereto to either (a) a Person that is not a Restricted Subsidiary or (b) a Securitization Subsidiary that in turn sells its accounts receivable to a Person that is not a Restricted Subsidiary.

“Securitization Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Securitization Subsidiary in connection with, any Qualified Securitization Facility.

“Securitization Subsidiary” means any Subsidiary formed for the purpose of, and that solely engages only in one or more Qualified Securitization Facilities and other activities reasonably related thereto.

“Senior Indebtedness” means:

(1) all Indebtedness of the Company or any Guarantor outstanding under the Senior Secured Credit Facilities and the related guarantees and Notes and related Guarantees (including interest accruing on or after the filing of any petition in bankruptcy or similar proceeding or for reorganization of the Company or any Guarantor (at the rate provided for in the documentation with respect thereto, regardless of whether or not a claim for post-filing interest is allowed in such proceedings)), and any and all other fees, expense reimbursement obligations, indemnification amounts, penalties, and other amounts (whether existing on the Issue Date or thereafter created or incurred) and all obligations of the Company or any Guarantor to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

(2) all (x) Hedging Obligations (and guarantees thereof) and (y) obligations in respect of Bank Products (and guarantees thereof) owing to a lender under the Senior Secured Credit Facilities or any Affiliate of such lender (or any Person that was a lender or an Affiliate of such lender at the time the applicable agreement giving rise to such Hedging Obligation was entered into); provided, that such Hedging Obligations and obligations in respect of Bank Products, as the case may be, are permitted to be incurred under the terms of the Indenture;

(3) any other Indebtedness of the Company or any Guarantor permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to the Notes or any related Guarantee; and

(4) all Obligations with respect to the items listed in the preceding clauses (1), (2) and (3); provided, that Senior Indebtedness shall not include:

(a) any obligation of such Person to the Issuers or any of their Subsidiaries;

(b) any liability for federal, state, local or other taxes owed or owing by such Person;

(c) any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(d) any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

(e) that portion of any Indebtedness which at the time of incurrence is incurred in violation of the Indenture.

“Senior Secured Credit Facilities” means the term loan facility, revolving credit facility and other credit facilities under the Credit Agreement, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings, refinancings or replacements thereof and any one or more indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund, supplement or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under the caption “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” above) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, trustee, lender or group of lenders or holders.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.

“Similar Business” means (1) any business conducted by the Company or any of its Restricted Subsidiaries on the Issue Date, and any reasonable extension thereof, or (2) any business or other activities that are reasonably similar, ancillary, incidental, complementary or related to, or a reasonable extension, development or expansion of, the businesses in which the Company and its Restricted Subsidiaries are engaged on the Issue Date.

“Subordinated Indebtedness” means, with respect to the Notes,

(1) any Indebtedness of the Issuers which is by its terms subordinated in right of payment to the Notes, and

(2) any Indebtedness of any Guarantor which is by its terms subordinated in right of payment to the Guarantee of such entity of the Notes.

“Subsidiary” means, with respect to any Person:

(1) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50.0% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; and

(2) any partnership, joint venture, limited liability company or similar entity of which

(a) more than 50.0% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

(b) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Total Assets” means the total assets of the Company and its Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, as shown on the most recent balance sheet of the Company or such other Person as may be expressly stated.

“Transaction Expenses” means any fees or expenses incurred or paid by the Company or any Restricted Subsidiary in connection with the Transactions, including payments to officers, employees and directors as change of control payments, severance payments, special or retention bonuses and charges for repurchase or rollover of, or modifications to, stock options.

“Transactions” means the issuance of the Existing Notes and borrowings under the Senior Secured Credit Facilities on the Issue Date to repay certain debt as described in the offering memorandum dated January 23, 2012, relating to the initial issuance of Existing Notes, under “Offering Memorandum Summary—The Transactions” and the payment of related premiums, fees and expenses.

“Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to January 31, 2016; provided, that if the period from the Redemption Date to such date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended (15 U.S.C. §§ 77aaa-777bbbb).

“Uniform Commercial Code” means the Uniform Commercial Code or any successor provision thereof as the same may from time to time be in effect in the State of New York.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Company which at the time of determination is an Unrestricted Subsidiary (as designated by the Company, as provided below); and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Company may designate any Subsidiary of the Company, other than the Co-Issuer (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Company or any Subsidiary of the Company (other than solely any Subsidiary of the Subsidiary to be so designated); provided, that:

(1) any Unrestricted Subsidiary must be an entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or Persons performing a similar function are owned, directly or indirectly, by the Company;

(2) such designation complies with the covenants described under “—Certain Covenants—Limitation on Restricted Payments”; and

(3) each of (a) the Subsidiary to be so designated and (b) its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any Restricted Subsidiary.

The Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, that, immediately after giving effect to such designation, no Default shall have occurred and be continuing and either:

(1) the Company could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Test; or

(2) the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries would be equal to or greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

Any such designation by the Company shall be notified by the Company to the Trustee by promptly filing with the Trustee a copy of the resolution of the board of directors of the Company or any committee thereof giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Dollar Equivalent” means with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” on the date two business days prior to such determination.

“U.S. Government Securities” means securities that are:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Securities or a specific payment of principal of or interest on any such U.S. Government Securities held by such custodian for the account of the holder of such depository receipt; provided, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Securities or the specific payment of principal of or interest on the U.S. Government Securities evidenced by such depository receipt.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

(2) the sum of all such payments.

provided, that for purposes of determining the Weighted Average Life to Maturity of any Indebtedness that is being extended, replaced, refunded, refinanced, renewed or defeased (the “Applicable Indebtedness”), the effects of any amortization or prepayments made on such Applicable Indebtedness prior to the date of the applicable extension, replacement, refunding, refinancing, renewal or defeasance shall be disregarded.

“Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person, 100.0% of the outstanding Equity Interests of which (other than directors’ qualifying shares and shares issued to foreign nationals as required by applicable law) shall at the time be owned by such Person and/or by one or more Wholly-Owned Subsidiaries of such Person.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

The Issuers and the guarantors of the outstanding notes and the initial purchasers entered into a registration rights agreement on September 8, 2014, the closing date of the issuance of the outstanding notes (the “Closing Date”). In the registration rights agreement, each of the Issuers and the guarantors of the outstanding notes have agreed that it will, at its expense, for the benefit of the holders of the outstanding notes, (i) file one or more registration statements on an appropriate registration form with respect to a registered offer to exchange the outstanding notes for new notes, guaranteed by the guarantors on a full and unconditional, joint and several senior unsecured basis, with terms substantially identical in all material respects to the outstanding notes and (ii) use its commercially reasonable efforts to cause the registration statement to be declared effective under the Securities Act. As of the date of this prospectus, $115.0 million aggregate principal amount of the 10 1⁄2% Senior Notes due 2020 is outstanding, and the outstanding notes were issued on September 8, 2014.

Under the circumstances set forth below, the Issuers and the guarantors will use their commercially reasonable best efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the outstanding notes within the time periods specified in the registration rights agreement and keep such registration statement effective for up to one year after the effective date of the shelf registration statement. These circumstances include:

•	if any change in law or in currently prevailing interpretations of the Staff of the SEC do not permit us to effect an exchange offer;

•	if an exchange offer is not consummated within the registration period contemplated by the registration rights agreement;

•	if, in certain circumstances, certain holders of unregistered exchange notes so request; or

•	if in the case of any holder that participates in an exchange offer, such holder does not receive exchange notes on the date of the exchange that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as an affiliate of ours within the meaning of the Securities Act).

Under the registration rights agreement, if (A) we neither (i) exchanged exchange notes for all notes validly tendered in accordance with the terms of an exchange offer nor (ii) if applicable, had a shelf registration statement declared effective under the Securities Act, in either case on or prior to the 270th day after the Closing Date, (B) notwithstanding clause (A), we are required to file a shelf registration statement and such shelf registration statement is not declared effective on or prior to the 90th day after the delivery of a shelf notice (as defined in the registration rights agreement) with respect thereto (the “Effectiveness Date”) or (C) if applicable, a shelf registration statement has been declared effective and such shelf registration statement ceases to be effective at any time during the effectiveness period (subject to certain exceptions) (each such event referred to in clauses (A), (B) and (C), a “Registration Default”), then additional interest (“Additional Interest”) shall accrue on the principal amount of the notes affected thereby at a rate of 0.25% per annum during the 90-day period immediately following the occurrence of any Registration Default (which rate will be increased by an additional 0.25% per annum for each subsequent 90-day period that such Additional Interest continues to accrue; provided that the rate at which such Additional Interest accrues may in no event exceed 1.00% per annum) (any such Additional Interest to be calculated by us) commencing on (x) the 271st day after the Closing Date (in the case of clause (A) above), (y) the Effectiveness Date (in the case of clause (B) above) or (z) the day on which such shelf registration statement ceases to be effective (in the case of clause (C) above); provided, however, that upon the exchange of exchange notes for all notes tendered (in the case of clause (A)(i) above), upon the effectiveness of the applicable shelf registration statement (in the case of clause (A)(ii) and (B) above) or upon the effectiveness of a shelf registration statement that had ceased to remain effective (in the case of clause (C) above), Additional Interest on such notes as a result of such clause (or the relevant sub-clause thereof), as the case may be, shall cease to accrue.

If you wish to exchange your outstanding notes for exchange notes in the exchange offer, you will be required to make the following written representations:

•	you are not an affiliate of the Issuers or any guarantor within the meaning of Rule 405 of the Securities Act;

•	you have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the exchange notes in violation of the Securities Act;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the broker-dealer acquired the outstanding notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. Please see “Plan of Distribution.”

Resale of Exchange Notes

Based on interpretations by the SEC set forth in no-action letters issued to third parties, we believe that you may resell or otherwise transfer exchange notes issued in the exchange offer without complying with the registration and prospectus delivery provisions of the Securities Act, if:

•	you are not an affiliate of the Issuers or any guarantor within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

If you are an affiliate of the Issuers or any guarantor, or are engaging in, or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the exchange notes, or are not acquiring the exchange notes in the ordinary course of your business:

•	you cannot rely on the position of the SEC set forth in Morgan Stanley & Co. Inc. (available June 5, 1991) and Exxon Capital Holdings Corp. (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling (available July 2, 1993), or similar no-action letters; and

•	in the absence of an exception from the position stated immediately above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

This prospectus may be used for an offer to resell, resale or other transfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read “Plan of Distribution” for more details regarding the transfer of exchange notes.

Terms of the Exchange Offer

On the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, the Issuers will accept for exchange in the exchange offer any outstanding notes that are validly tendered and not validly withdrawn prior to the expiration date. Outstanding notes may only be tendered in a principal amount of $2,000 and in integral multiples of $1,000 in excess thereof. The Issuers will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes surrendered in the exchange offer.

The form and terms of the exchange notes will be identical in all material respects to the form and terms of the outstanding notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon failure by the Issuers and the guarantors to fulfill their obligations under the registration rights agreement to complete the exchange offer, or file, and cause to be effective, a shelf registration statement, if required thereby, within the specified time period. The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that governs the terms of the outstanding notes. For a description of the indenture, see “Description of the Notes.”

The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

This prospectus and the letter of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer. The Issuers and the guarantors intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture and the registration rights agreement except the Issuers and the guarantors will not have any further obligation to you to provide for the registration of the outstanding notes under the registration rights agreement.

The Issuers will be deemed to have accepted for exchange properly tendered outstanding notes when the Issuers have given written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from the Issuers and delivering exchange notes to holders. Subject to the terms of the registration rights agreement, the Issuers expressly reserve the right to amend or terminate the exchange offer and to refuse to accept the occurrence of any of the conditions specified below under “—Conditions to the Exchange Offer.”

If you tender your outstanding notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below in connection with the exchange offer. It is important that you read “—Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offer.

Expiration Date; Extensions, Amendments

As used in this prospectus, the term “expiration date” means 5:00 p.m., New York City time, on November 5, 2014, which is the 21st business day after the date of this prospectus. However, if the Issuers, in their sole discretion, extend the period of time for which the exchange offer is open, the term “expiration date” will mean the latest time and date to which the Issuers shall have extended the expiration of the exchange offer.

To extend the period of time during which the exchange offer is open, the Issuers will notify the exchange agent of any extension by written notice, followed by notification by press release or other public announcement to the registered holders of the outstanding notes no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. The Issuers are generally required to extend the offering period for any material change, including the waiver of a material condition, so that at least five business days remain in the exchange offer after the change.

The Issuers reserve the right, in their sole discretion:

•	to delay accepting for exchange any outstanding notes (if the Issuers amend or extend the exchange offer);

•	to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under “—Conditions to the Exchange Offer” have not been satisfied, by giving written notice of such delay, extension or termination to the exchange agent; and

•	subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner.

Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by notice to the registered holders of the outstanding notes. If the Issuers amend the exchange offer in a manner that it determines to constitute a material change, the Issuers will promptly disclose the amendment in a manner reasonably calculated to inform the holders of applicable outstanding notes of that amendment.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, the Issuers will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and the Issuers may terminate or amend the exchange offer as provided in this prospectus prior to the expiration date if in their reasonable judgment:

•	the exchange offer or the making of any exchange by a holder violates any applicable law or interpretation of the SEC; or

•	any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in their judgment, would reasonably be expected to impair their ability to proceed with the exchange offer.

In addition, the Issuers will not be obligated to accept for exchange the outstanding notes of any holder that has not made to the Issuers:

•	the representations described under “—Purpose and Effect of the Exchange Offer,” “—Procedures for Tendering Outstanding Notes” and “Plan of Distribution;” or

•	any other representations as may be reasonably necessary under applicable SEC rules, regulations, or interpretations to make available to the Issuers an appropriate form for registration of the exchange notes under the Securities Act.

The Issuers expressly reserve the right at any time or at various times to extend the period of time during which the exchange offer is open. Consequently, the Issuers may delay acceptance of any outstanding notes by giving written notice of such extension to their holders. The Issuers will return any outstanding notes that the Issuers do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

The Issuers expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. In addition, the Issuers are generally required to extend the offering period for any material change, including the waiver of a material condition, so that at least five business days remain in the exchange offer after the change. The Issuers will give written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m. New York City time, on the next business day after the previously scheduled expiration date.

These conditions are for sole benefit of the Issuers and the Issuers may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times prior to the expiration date in their sole discretion. If the Issuers fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that the Issuers may assert at any time or at various times prior to the expiration date.

In addition, the Issuers will not accept for exchange any outstanding notes tendered, and will not issue exchange notes in exchange for any such outstanding notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939 (the “TIA”).

Procedures for Tendering Outstanding Notes

To tender your outstanding notes in the exchange offer, you must comply with either of the following:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature(s) on the letter of transmittal guaranteed if required by the letter of transmittal and mail or deliver such letter of transmittal or facsimile thereof to the exchange agent at the address set forth below under “—Exchange Agent” prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition, either:

•	the exchange agent must receive certificates for outstanding notes along with the letter of transmittal prior to the expiration date;

•	the exchange agent must receive a timely confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message prior to the expiration date; or

•	you must comply with the guaranteed delivery procedures described below.

Your tender, if not withdrawn prior to the expiration date, constitutes an agreement between the Issuers and you upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

The method of delivery of outstanding notes, letters of transmittal, and all other required documents to the exchange agent is at your election and risk. We recommend that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent before the expiration date. You should not send letters of transmittal or certificates representing outstanding notes to us. You may request that your broker, dealer, commercial bank, trust company or nominee effect the above transactions for you.

If you are a beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and you wish to tender your notes, you should promptly contact the registered holder and instruct the registered holder to tender on your behalf. If you wish to tender the outstanding notes yourself, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either:

•	make appropriate arrangements to register ownership of the outstanding notes in your name; or

•	obtain a properly completed bond power from the registered holder of outstanding notes.

The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Signatures on the letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible guarantor institution” within the meaning of Rule 17A(d)-15 under the Exchange Act unless the outstanding notes surrendered for exchange are tendered:

•	by a registered holder of the outstanding notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” in the letter of transmittal; or

•	for the account of an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed on the outstanding notes, such outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding notes and an eligible guarantor institution must guarantee the signature on the bond power.

If the letter of transmittal or any certificates representing outstanding notes, or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, those persons should also indicate when signing and, unless waived by the Issuers, they should also submit evidence satisfactory to the Issuers of their authority to so act.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange by causing DTC to transfer the outstanding notes to the exchange agent in accordance with DTC’s Automated Tender Offer Program procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding notes that are the subject of the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms of the letter of transmittal, or in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the notice of guaranteed delivery; and

•	the Issuers may enforce that agreement against such participant.

Acceptance of Exchange Notes

In all cases, the Issuers will promptly issue exchange notes for outstanding notes that they have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent’s account at the book-entry transfer facility; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By tendering outstanding notes pursuant to the exchange offer, you will represent to the Issuers that, among other things:

•	you are not an affiliate of the Issuers or the guarantors within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person or entity to participate in a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

In addition, each broker-dealer that is to receive exchange notes for its own account in exchange for outstanding notes must represent that such outstanding notes were acquired by that broker-dealer as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

The Issuers will interpret the terms and conditions of the exchange offer, including the letters of transmittal and the instructions to the letters of transmittal, and will resolve all questions as to the validity, form, eligibility, including time of receipt, and acceptance of outstanding notes tendered for exchange. Determinations of the Issuers in this regard will be final and binding on all parties. The Issuers reserve the absolute right to reject any and all tenders of any particular outstanding notes not properly tendered or to not accept any particular outstanding notes if the acceptance might, in their or their counsel’s judgment, be unlawful. The Issuers also reserve the absolute right to waive any defects or irregularities as to any particular outstanding notes prior to the expiration date.

Unless waived, any defects or irregularities in connection with tenders of outstanding notes for exchange must be cured within such reasonable period of time as the Issuers determine. Neither the Issuers, the exchange agent, nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor will any of them incur any liability for any failure to give notification. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, promptly after the expiration date.

Book-Entry Delivery Procedures

Promptly after the date of this prospectus, the exchange agent will establish an account with respect to the outstanding notes at DTC, as book-entry transfer facilities, for purposes of the exchange offer. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the outstanding notes by causing the book-entry transfer facility to transfer those outstanding notes into the exchange agent’s account at the facility in accordance with the facility’s procedures for such transfer. To be timely, book-entry delivery of outstanding notes requires receipt of a confirmation of a book-entry transfer, a “book-entry confirmation,” prior to the expiration date. In addition, although delivery of outstanding notes may be effected through book-entry transfer into the exchange agent’s account at the book-entry transfer facility, the letter of transmittal or a manually signed facsimile thereof, together with any required signature guarantees and any other required documents, or an “agent’s message,” as defined below, in connection with a book-entry transfer, must, in any case, be delivered or transmitted to and received by the exchange agent at its address set forth on the cover page of the letter of transmittal prior to the expiration date to receive exchange notes for tendered outstanding notes, or the guaranteed delivery procedure described below must be complied with. Tender will not be deemed made until such documents are received by the exchange agent. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent’s account at the book-entry transfer facility or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If you wish to tender your outstanding notes but your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC’s Automatic Tender Offer Program, prior to the expiration date, you may still tender if:

•	the tender is made through an eligible guarantor institution;

•	prior to the expiration date, the exchange agent receives from such eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail, or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery, that (1) sets forth your name and address, the certificate number(s) of such outstanding notes and the principal amount of outstanding notes tendered; (2) states that the tender is being made thereby; and (3) guarantees that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal, or facsimile thereof, together with the outstanding notes or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the eligible guarantor institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as certificate(s) representing all tendered outstanding notes in proper form for transfer or a book-entry confirmation of transfer of the outstanding notes into the exchange agent’s account at DTC, and all other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date.

Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your outstanding notes according to the guaranteed delivery procedures.

Withdrawal Rights

Except as otherwise provided in this prospectus, you may withdraw your tender of outstanding notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice, which may be by telegram, telex, facsimile or letter, of withdrawal at its address set forth below under “—Exchange Agent;” or

•	you must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the certificate numbers and principal amount of the outstanding notes; and

•	where certificates for outstanding notes have been transmitted, specify the name in which such outstanding notes were registered, if different from that of the withdrawing holder.

If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, you must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible guarantor institution.

If outstanding notes have been tendered pursuant to the procedures for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of the facility. The Issuers will determine all questions as to the validity, form, and eligibility, including time of receipt of notices of withdrawal and their determination will be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder, without cost to the holder, or, in the case of book-entry transfer, the outstanding notes will be credited to an account at the book-entry transfer facility, promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following the procedures described under “—Procedures for Tendering Outstanding Notes” above at any time on or prior to the expiration date.

Exchange Agent

Wilmington Trust, National Association has been appointed as the exchange agent for the exchange offer. Wilmington Trust, National Association also acts as trustee under the indenture governing the notes. You should direct all executed letters of transmittal and all questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal, and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

By Mail or Overnight Courier:

Wilmington Trust, National Association

c/o Wilmington Trust Company

Corporate Capital Markets

Rodney Square North

1100 North Market Street
Wilmington, Delaware 19890-1626

Attn: Workflow Management – 5th Floor

By Facsimile: (302) 636-4139 Attn: Workflow Management

By Hand Delivery:

Wilmington Trust, National Association

c/o Wilmington Trust Company

Corporate Capital Markets

Rodney Square North

1100 North Market Street
Wilmington, Delaware 19890-1626

Attn: Workflow Management – 5th Floor

To Confirm by Email: DTC2@wilmingtontrust.com Attn: Workflow Management

If you deliver the letter of transmittal to an address other than the one set forth above or transmit instructions via facsimile other than the one set forth above, that delivery or those instructions will not be effective.

Fees and Expenses

The registration rights agreement provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the exchange notes and the conduct of the exchange offer. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of outstanding notes and for handling or tendering for such clients.

We have not retained any dealer-manager in connection with the exchange offer and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of outstanding unregistered notes pursuant to the exchange offer.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount as reflected in our accounting records on the date of exchanges, as the terms of the exchange notes are substantially identical to the terms of the outstanding notes. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of this exchange offer. We will capitalize the expenses relating to the exchange offer.

Transfer Taxes

The Issuers and the guarantors will pay all transfer taxes, if any, applicable to the exchanges of outstanding notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

•	tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.

If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

Holders who tender their outstanding notes for exchange will not be required to pay any transfer taxes. However, holders who instruct the Issuers to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

If you do not exchange your outstanding notes for exchange notes under the exchange offer, your outstanding notes will remain subject to the restrictions on transfer of such outstanding notes:

•	as set forth in the legend printed on the outstanding notes as a consequence of the issuance of the outstanding notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	as otherwise set forth in the offering memorandum distributed in connection with the private offering of the outstanding notes.

In general, you may not offer or sell your outstanding notes unless they are registered under the Securities Act or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act.

Other

Participating in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The exchange of outstanding notes for exchange notes in the exchange offer will not constitute a taxable event to holders for U.S. federal income tax purposes. Consequently, you will not recognize gain or loss upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the outstanding note exchanged therefor and the basis of the exchange note will be the same as the basis of the outstanding note immediately before the exchange.

In any event, persons considering the exchange of outstanding notes for exchange notes should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the acquisition and holding of the notes by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes (including an exchange of outstanding notes for exchange notes) by an ERISA Plan with respect to which an Issuer or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the notes should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition and holding (and the exchange of outstanding notes for exchange notes) will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of a note (including an exchange of outstanding notes for exchange notes), each purchaser and subsequent transferee of a note will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to purchase or hold the notes or any interest therein constitutes assets of any Plan or (ii) the purchase and holding of the notes or any interest therein by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring or holding the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of the notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to an exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market making activities or other trading activities. We have agreed that, for a period ending on the earlier of (i) 90 days from the date on which the registration statement for the exchange offer is declared effective, (ii) the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market making or other trading activities and (iii) the date on which all the notes covered by such registration statement have been sold pursuant to the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale, and will promptly send additional copies of this prospectus and any amendments or supplements to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. In addition, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to an exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to an exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the outstanding notes) other than commissions or concessions of any broker-dealers and will indemnify you (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity and enforceability of the exchange notes will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. In rendering its opinion, Simpson Thacher & Bartlett LLP will rely upon the opinion of Holland & Hart LLP as to all matters governed by the laws of the states of Colorado and Utah, the opinions of Kutak Rock LLP as to all matters governed by the laws of the states of Kansas and Missouri, the opinion of Stites & Harbison PLLC as to all matters governed by the laws of the state of Kentucky, the opinion of Kirk Palmer & Thigpen, P.A. as to all matters governed by the laws of the state of South Carolina, and the opinion of Winstead PC as to all matters governed by the laws of the state of Texas. An investment vehicle comprised of several partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others own interest representing less than 1% of the capital commitments of funds affiliated with Blackstone.

EXPERTS

The consolidated financial statements of Summit Materials, LLC as of December 28, 2013 and December 29, 2012, and for the years ended December 28, 2013 and December 29, 2012 have been included herein in reliance on the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated statements of operations, comprehensive income (loss), changes in redeemable noncontrolling interest and member’s interest, and cash flows of Summit Materials, LLC and subsidiaries for the year ended December 31, 2011 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph regarding retrospective adjustments for discontinued operations). Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Continental Cement Company, L.L.C. as of December 28, 2013 and December 31, 2012, and for the years ended December 28, 2013 and December 31, 2012 have been included herein in reliance on the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated statements of operations, comprehensive income (loss), changes in redeemable member’s interest and equity, and cash flows of Continental Cement Company, L.L.C. and subsidiary for the year ended December 31, 2011 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On June 15, 2012, the Board dismissed Deloitte & Touche LLP (“Deloitte”) as the independent registered public accounting firm of Summit Materials, LLC and Subsidiaries and Continental Cement Company, L.L.C. and Subsidiary and on August 7, 2012, engaged KPMG LLP (“KPMG”). Deloitte’s reports on the financial statements of Summit Materials, LLC and Subsidiaries and Continental Cement Company, L.L.C. and Subsidiary, for the periods specified in such reports did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. There were (i) no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreements in connection with its reports and (ii) no reportable events of the type listed in paragraphs (A) through (D) of Item 304(a)(1)(v) of Regulation S-K issued by the SEC, in connection with the audits of the financial statements of Summit Materials, LLC and Subsidiaries and Continental Cement Company, L.L.C. and Subsidiary for each of the 2011 and 2010 periods audited by Deloitte through the replacement of Deloitte with KPMG.

Neither we nor anyone acting on our behalf consulted with KPMG at any time prior to their retention by us with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Summit Materials, LLC and Subsidiaries and Continental Cement Company, L.L.C. and Subsidiary financial statements, and neither a written report was provided to us nor oral advice was provided that KPMG concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue or (ii) any matter that was the subject of a disagreement or reportable events set forth in Item 304(a)(1)(iv) and (v), respectively, of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

We and our guarantor subsidiaries have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the exchange notes. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us, our guarantor subsidiaries and the exchange notes, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and, where such contract or other document is an exhibit to the registration statement, each such statement is qualified by the provisions in such exhibit, to which reference is hereby made. We have historically filed annual, quarterly and current reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at Room 1580, 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov). However, any such information filed with the SEC does not constitute a part of this prospectus.

So long as we are subject to the periodic reporting requirements of the Exchange Act, we are required to furnish the information required to be filed with the SEC to the trustee and the holders of the outstanding notes. We have agreed that, even if we are not required under the Exchange Act to furnish such information to the SEC, we will nonetheless continue to furnish information that would be required to be furnished by us by Section 13 or 15(d) of the Exchange Act.

INDEX TO FINANCIAL STATEMENTS

Page
Audited Consolidated Financial Statements of Summit Materials, LLC and Subsidiaries
Report of KPMG LLP, Independent Registered Public Accounting Firm	F-2
Report of Deloitte & Touche LLP, Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets as of December 28, 2013 and December 29, 2012	F-4
Consolidated Statements of Operations for the years ended December 28, 2013, December 29, 2012 and December 31, 2011	F-5
Consolidated Statements of Comprehensive (Loss) Income for the years ended December 28, 2013, December 29, 2012 and December 31, 2011	F-6
Consolidated Statements of Cash Flows for the years ended December 28, 2013, December 29, 2012 and December 31, 2011	F-7
Consolidated Statements of Changes in Redeemable Noncontrolling Interest and Member’s Interest for the years ended December 28, 2013, December 29, 2012 and December 31, 2011	F-8
Notes to Consolidated Financial Statements	F-9

Unaudited Consolidated Financial Statements of Summit Materials, LLC and Subsidiaries
Consolidated Balance Sheets as of June 28, 2014 (Unaudited) and December 28, 2013	F-42
Unaudited Consolidated Statements of Operations for the six months ended June 28, 2014 and June 29, 2013	F-43
Unaudited Consolidated Statements of Comprehensive Income (Loss) for the six months ended June 28, 2014 and June 29, 2013	F-44
Unaudited Consolidated Statements of Cash Flows for the six months ended June 28, 2014 and June 29, 2013	F-45
Unaudited Consolidated Statements of Changes in Redeemable Noncontrolling Interest and Member’s Interest for the six months ended June 28, 2014 and June 29, 2013	F-46
Notes to Unaudited Consolidated Financial Statements	F-47

Audited Consolidated Financial Statements of Continental Cement Company, L.L.C. and Subsidiary
Report of KPMG LLP, Independent Registered Public Accounting Firm	F-64
Report of Deloitte & Touche LLP, Independent Registered Public Accounting Firm	F-65
Consolidated Balance Sheets as of December 28, 2013 and December 31, 2012	F-66
Consolidated Statements of Operations for the years ended December 28, 2013, December 31, 2012 and December 31, 2011	F-67
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 28, 2013, December 31, 2012 and December 31, 2011	F-68
Consolidated Statements of Cash Flows for the years ended December 28, 2013, December 31, 2012 and December 31, 2011	F-69
Consolidated Statements of Changes in Redeemable Members’ Interest and Member’s Interest for the years ended December 28, 2013, December 31, 2012 and December 31, 2011	F-70
Notes to Consolidated Financial Statements	F-71

Unaudited Consolidated Financial Statements of Continental Cement Company, L.L.C. and Subsidiary
Consolidated Balance Sheets as of June 28, 2014 (Unaudited) and December 28, 2013	F-84
Unaudited Consolidated Statements of Operations for the six months ended June 28, 2014 and June 29, 2013	F-85
Unaudited Consolidated Statements of Comprehensive Income (Loss) for the six months ended June 28, 2014 and June 29, 2013	F-86
Unaudited Consolidated Statements of Cash Flows for the six months ended June 28, 2014 and June 29, 2013	F-87
Unaudited Consolidated Statements of Changes in Redeemable Members’ Interest and Member’s Interest for the six months ended June 28, 2014 and June 29, 2013	F-88
Notes to Unaudited Consolidated Financial Statements	F-89

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member

of Summit Materials, LLC:

We have audited the accompanying consolidated balance sheets of Summit Materials, LLC and subsidiaries as of December 28, 2013 and December 29, 2012, and the related consolidated statements of operations, comprehensive (loss) income, cash flows, and changes in redeemable noncontrolling interest and member’s interest for the years ended December 28, 2013 and December 29, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Materials, LLC and subsidiaries as of December 28, 2013 and December 29, 2012, and the results of their operations and their cash flows for each of the years in the two-year period ended December 28, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

McLean, Virginia

March 7, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Summit Materials Holdings GP, Ltd.

and member of Summit Materials, LLC and Subsidiaries

We have audited the accompanying consolidated statements of operations, comprehensive (loss) income, changes in redeemable noncontrolling interest and member’s interest, and cash flows of Summit Materials, LLC and Subsidiaries (the “Company”) for the year ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of Summit Materials, LLC and subsidiaries’ operations and their cash flows for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the consolidated financial statements, the accompanying 2011 consolidated financial statements have been retrospectively adjusted for discontinued operations.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia

May 1, 2012 (December 6, 2013 as to Note 4)

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

December 28, 2013 and December 29, 2012

(In thousands)

	2013	2012
Assets
Current assets:
Cash	$14,917	$27,431
Accounts receivable, net	99,337	100,298
Costs and estimated earnings in excess of billings	10,767	11,575
Inventories	96,432	92,977
Other current assets	13,181	10,068

Total current assets	234,634	242,349
Property, plant and equipment, net	831,778	813,607
Goodwill	127,038	179,120
Intangible assets, net	15,147	8,606
Other assets	39,197	37,531

Total assets	$1,247,794	$1,281,213

Liabilities, Redeemable Noncontrolling Interest and Member’s Interest
Current liabilities:
Current portion of debt	$30,220	$4,000
Current portion of acquisition-related liabilities	10,635	9,525
Accounts payable	72,104	61,634
Accrued expenses	57,251	49,822
Billings in excess of costs and estimated earnings	9,263	6,926

Total current liabilities	179,473	131,907
Long-term debt	658,767	635,843
Acquisition-related liabilities	23,756	23,919
Other noncurrent liabilities	77,480	84,266

Total liabilities	939,476	875,935

Commitments and contingencies (see note 13)
Redeemable noncontrolling interest	24,767	22,850
Member’s interest:
Member’s equity	486,896	484,584
Accumulated deficit	(198,511)	(94,085)
Accumulated other comprehensive loss	(6,045)	(9,130)

Member’s interest	282,340	381,369
Noncontrolling interest	1,211	1,059

Total member’s interest	283,551	382,428

Total liabilities, redeemable noncontrolling interest and member’s interest	$1,247,794	$1,281,213

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 28, 2013, December 29, 2012 and December 31, 2011

(In thousands)

	2013	2012	2011
Revenue:
Product	$593,570	$588,762	$427,419
Service	322,631	337,492	361,657

Total revenue	916,201	926,254	789,076

Cost of revenue (excluding items shown separately below):
Product	430,172	444,569	317,360
Service	246,880	268,777	280,294

Total cost of revenue	677,052	713,346	597,654

General and administrative expenses	142,000	127,215	95,826
Goodwill impairment	68,202	—	—
Depreciation, depletion, amortization and accretion	72,934	68,290	61,377
Transaction costs	3,990	1,988	9,120

Operating (loss) income	(47,977)	15,415	25,099
Other (income), net	(1,737)	(1,182)	(21,244)
Loss on debt financings	3,115	9,469	—
Interest expense	56,443	58,079	47,784

Loss from continuing operations before taxes	(105,798)	(50,951)	(1,441)
Income tax (benefit) expense	(2,647)	(3,920)	3,408

Loss from continuing operations	(103,151)	(47,031)	(4,849)
Loss from discontinued operations	528	3,546	5,201

Net loss	(103,679)	(50,577)	(10,050)
Net income attributable to noncontrolling interest	3,112	1,919	695

Net loss attributable to member of Summit Materials, LLC	$(106,791)	$(52,496)	$(10,745)

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Consolidated Statements of Comprehensive (Loss) Income

Years ended December 28, 2013, December 29, 2012 and December 31, 2011

(In thousands)

	2013	2012	2011
Net loss	$(103,679)	$(50,577)	$(10,050)
Other comprehensive income (loss):
Pension and postretirement liability adjustment	4,407	(3,648)	(5,675)

Comprehensive loss	(99,272)	(54,225)	(15,725)
Less comprehensive income (loss) attributable to the noncontrolling interest	4,434	824	(675)

Comprehensive loss attributable to member of Summit Materials, LLC	$(103,706)	$(55,049)	$(15,050)

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 28, 2013, December 29, 2012 and December 31, 2011

(In thousands)

	2013	2012	2011
Cash flow from operating activities:
Net loss	$(103,679)	$(50,577)	$(10,050)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, depletion, amortization and accretion	75,927	72,179	64,983
Financing fee amortization	3,256	3,266	2,335
Share-based compensation expense	2,315	2,533	2,484
Deferred income tax benefit	(4,408)	(3,468)	(1,974)
Net loss on asset disposals	12,419	2,564	2,349
Goodwill impairment	68,202	—	—
Bargain purchase gain	—	—	(12,133)
Revaluation of asset retirement obligations	—	—	(3,420)
Revaluation of contingent consideration	—	(409)	(10,344)
Loss on debt financings	2,989	9,469	—
Other	(1,098)	(465)	894
Decrease (increase) in operating assets, net of acquisitions:
Account receivable	9,884	5,201	13,901
Inventories	499	(1,726)	(12,643)
Costs and estimated earnings in excess of billings	196	6,931	(613)
Other current assets	(453)	3,494	(4,823)
Other assets	(1,708)	1,189	(1,016)
Increase (decrease) in operating liabilities, net of acquisitions:
Accounts payable	4,067	(6,076)	6,612
Accrued expenses	(742)	17,175	(6,455)
Billings in excess of costs and estimated earnings	1,998	2,589	(8,209)
Other liabilities	(3,252)	(1,590)	1,375

Net cash provided by operating activities	66,412	62,279	23,253

Cash flow from investing activities:
Acquisitions, net of cash acquired	(61,601)	(48,757)	(161,073)
Purchases of property, plant and equipment	(65,999)	(45,488)	(38,656)
Proceeds from the sale of property, plant and equipment	16,085	8,836	7,157
Other	—	69	241

Net cash used for investing activities	(111,515)	(85,340)	(192,331)

Cash flow from financing activities:
Capital contributions by member	—	—	103,630
Net proceeds from debt issuance	230,817	713,361	96,748
Payments on long-term debt	(188,424)	(697,438)	(49,000)
Payments on acquisition-related liabilities	(9,801)	(7,519)	(4,593)
Other	(3)	(702)	(10)

Net cash provided by financing activities	32,589	7,702	146,775

Net decrease in cash	(12,514)	(15,359)	(22,303)
Cash—beginning of period	27,431	42,790	65,093

Cash—end of period	$14,917	$27,431	$42,790

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Consolidated Statements of Changes in Redeemable Noncontrolling Interest and Member’s Interest

Years ended December 28, 2013, December 29, 2012 and December 31, 2011

(In thousands)

	Total Member’s Interest
	Member’s equity	Accumulated deficit	Accumulated other comprehensive loss (AOCI)	Noncontrolling interest	Total member’s interest	Redeemable noncontrolling interest
Balance—December 31, 2010	$376,593	$(29,555)	$(2,272)	$1,227	$345,993	$21,300
Contributed capital	103,630	—	—	—	103,630	—
Accretion / Redemption value adjustment	—	(632)	—	—	(632)	632
Net (loss) income	—	(10,745)	—	(43)	(10,788)	738
Other comprehensive loss	—	—	(4,305)	—	(4,305)	(1,370)
Share-based compensation	2,484	—	—	—	2,484	—
Payment of dividends	—	—	—	(10)	(10)	—

Balance—December 31, 2011	482,707	(40,932)	(6,577)	1,174	436,372	21,300
Accretion / Redemption value adjustment	—	(657)	—	—	(657)	657
Net (loss) income	—	(52,496)	—	(69)	(52,565)	1,988
Other comprehensive loss	—	—	(2,553)	—	(2,553)	(1,095)
Repurchase of member’s interest	(656)	—	—	—	(656)	—
Share-based compensation	2,533	—	—	—	2,533	—
Payment of dividends	—	—	—	(46)	(46)	—

Balance—December 29, 2012	484,584	(94,085)	(9,130)	1,059	382,428	22,850
Accretion / Redemption value adjustment	—	2,365	—	—	2,365	(2,365)
Net (loss) income	—	(106,791)	—	152	(106,639)	2,960
Other comprehensive gain	—	—	3,085	—	3,085	1,322
Repurchase of member’s interest	(3)	—	—	—	(3)	—
Share-based compensation	2,315	—	—	—	2,315	—

Balance—December 28, 2013	$486,896	$(198,511)	$(6,045)	$1,211	$283,551	$24,767

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in tables in thousands, unless otherwise noted)

(1) Summary of Organization and Significant Accounting Policies

Summit Materials, LLC (“Summit Materials” or the “Company”) is a vertically-integrated, heavy building materials company. Across its subsidiaries, it is engaged in the manufacturing and sale of aggregates, cement, ready-mixed concrete and asphalt paving mix. It is also engaged in road paving and related construction services. Summit Materials owns and operates quarries, sand and gravel pits, a cement plant, cement distribution terminals, asphalt plants, ready–mixed concrete plants and landfill sites. The operations of Summit Materials are conducted primarily across 14 states, with the most significant portion of the Company’s revenue generated in Texas, Kansas, Kentucky, Missouri and Utah.

Summit Materials is a 100 percent-owned subsidiary of Summit Materials Holdings L.P. (“Parent”) whose major indirect owners are certain investment funds affiliated with Blackstone Capital Partners V L.P. (“BCP”). Summit Materials has a number of subsidiaries that have individually made a number of acquisitions through 2013. The Company is organized by geographic region and has three operating segments, which are also its reporting segments: the Central; West; and East regions.

Noncontrolling interests represent a 30% redeemable ownership in Continental Cement Company, L.L.C. (“Continental Cement”) and a 20% ownership in Ohio Valley Asphalt, LLC. In 2013, Continental Cement changed its fiscal year from a calendar year to a 52-week year with each quarter composed of 13 weeks ending on a Saturday, consistent with Summit Materials’ fiscal year. Continental Cement’s fiscal year end in 2013 was December 28 compared to the calendar year ended December 31 in 2012 and 2011. The effect of this change to Summit Materials’ financial position, results of operations and liquidity was immaterial.

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All intercompany balances and transactions have been eliminated. The Company attributes consolidated member’s interests and net income separately to the controlling and noncontrolling interests. The Company accounts for investments in entities for which it has an ownership of 20% to 50% using the equity method of accounting.

Use of Estimates—The consolidated financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”), which require management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivable, inventories, goodwill, intangible and other long-lived assets, pension and other postretirement obligations, asset retirement obligations and the redeemable noncontrolling interest. Estimates also include revenue earned and costs to complete open contracts. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. Management adjusts such estimates and assumptions when circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from estimates made. Changes in estimates, including those resulting from continuing changes in the economic environment, will be reflected in the Company’s consolidated financial statements in the period in which the change in estimate occurs.

Business and Credit Concentrations—The majority of Summit Materials’ customers are located in Texas, Kansas, Kentucky, Missouri and Utah. Summit Materials’ accounts receivable consist primarily of amounts due from customers within these areas. Collection of these accounts is, therefore, dependent on the economic conditions in the aforementioned states. However, credit granted within Summit Materials’ trade areas has been granted to a wide variety of customers. No single customer accounted for more than 10% of revenue in 2013, 2012 or 2011. Management does not believe that any significant concentrations of credit exist with respect to individual customers or groups of customers.

Accounts Receivable—Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the collectability of individual accounts. In establishing the allowance, management considers historical losses adjusted to take into account current market conditions and its customers’ financial condition, the amount of receivables in dispute, the current receivables aging and current payment terms. Balances that remain outstanding after reasonable collection efforts are exercised are written off through a charge to the valuation allowance.

The balances billed but not paid by customers, pursuant to retainage provisions included in contracts, will be due upon completion of the contracts.

Revenue and Cost Recognition—Revenue for product sales are recognized when evidence of an arrangement exists, the fee is fixed or determinable, title passes, which is generally when the product is shipped, and collection is reasonably assured. Product revenue includes sales of aggregates, cement and other materials to customers, net of discounts, allowances or taxes, as applicable. Internal product sales are eliminated from service revenue in the consolidated statements of operations.

Revenue from construction contracts are included in service revenue and are recognized under the percentage-of-completion accounting method. The percent complete is measured by the cost incurred to date compared to the estimated total cost of each project. This method is used as management considers expended cost to be the best available measure of progress on these contracts, the majority of which are completed within one year, but may occasionally extend beyond one year. Inherent uncertainties in estimating costs make it at least reasonably possible that the estimates used will change within the near term and over the life of the contracts.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance and completion. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are estimable. General and administrative costs are charged to expense as incurred.

Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income. Such revisions are recognized in the period in which they are determined. An amount equal to contract costs incurred that are attributable to claims is included in revenue when realization is probable and the amount can be reliably estimated.

Costs and estimated earnings in excess of billings are composed principally of revenue recognized on contracts (on the percentage-of-completion method) for which billings had not been presented to customers because the amount were not billable under the contract terms at the balance sheet date. In accordance with the contract terms, the unbilled receivables at December 28, 2013 will be billed in 2014. Billings in excess of costs and estimated earnings represent billings in excess of revenue recognized.

Revenue from the receipt of waste fuels is classified as service revenue and is based on fees charged for the waste disposal, which are recognized when the waste is accepted.

Inventories—Inventories consist of stone removed from quarries and processed for future sale, cement, raw materials and finished concrete blocks. Inventories are valued at the lower of cost or market and are accounted for on a first-in first-out basis or an average cost basis. If items become obsolete or otherwise unusable or if quantities exceed what is projected to be sold within a reasonable period of time, they will be charged to costs of production in the period that the items are designated as obsolete or excess inventory. Stripping costs are costs of removing overburden and waste material to access aggregate materials and are recognized in cost of revenue in the same period as the revenue from the sale of the inventory.

Property, Plant and Equipment, net—Property, plant and equipment are recorded at cost, less accumulated depreciation, depletion and amortization. Expenditures for additions and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repair and maintenance costs that do not substantially add to the productive capacity or extend the useful life of the asset are expensed as incurred.

Landfill airspace is included in property, plant and equipment at cost and is amortized based on utilization of the asset. Management reassesses the landfill airspace capacity with any changes in value recorded in cost of revenue. Capitalized landfill costs include expenditures for the acquisition of land and related airspace, engineering and permitting costs, cell construction costs and direct site improvement costs.

Upon disposal, the cost and related accumulated depreciation are removed from the Company’s accounts and any gain or loss is included in general and administrative expenses.

Depreciation on property, plant and equipment, including assets subject to capital leases, is computed on a straight-line basis or based on the economic usage over the estimated useful life of the asset. The estimated useful lives are generally as follows:

Buildings and improvements	7–40 years
Plant, machinery and equipment	3–40 years
Truck and auto fleet	3–10 years
Mobile equipment and barges	3–20 years
Landfill airspace and improvements	5–60 years

Depletion of mineral reserves is calculated for proven and probable reserves by the units of production method on a site-by-site basis. Leasehold improvements are amortized on a straight-line basis over the lesser of the asset’s useful life or the remaining lease term.

The Company reviews the carrying value of property, plant and equipment for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Such indicators may include, among others, deterioration in general economic conditions, adverse changes in the markets in which an entity operates, increases in input costs that have a negative effect on earnings and cash flows or a trend of negative or declining cash flows over multiple periods. In addition, assets are assessed for impairment charges when identified for disposition. Projected losses from disposition are recognized in the period in which they become estimable, which may be in advance of the actual disposition. The net loss from asset dispositions recognized in general and administrative expenses in fiscal years 2013, 2012 and 2011 was $12.4 million, $2.6 million and $2.3 million, respectively. No material impairment charges have been recognized on assets held for use in 2013, 2012 or 2011. The losses are commonly a result of the cash flows expected from selling the asset being less than the expected cash flows that could be generated from holding the asset for use.

Accrued Mining and Landfill Reclamation—The mining reclamation reserve and financial commitments for landfill closure and post-closure activities are based on management’s estimate of future cost requirements to reclaim property at both currently operating and closed sites. Estimates of these obligations have been developed based on management’s interpretation of current requirements and proposed regulatory changes and are intended to approximate fair value. Costs are estimated in current dollars, inflated until the expected time of payment, using an inflation rate of 2.5%, and then discounted back to present value using a credit-adjusted, risk-free rate on obligations of similar maturity, adjusted to reflect the Company’s credit rating. Changes in the credit-adjusted, risk-free rate do not change recorded liabilities. However, subsequent increases in the recognized obligations are measured using a current credit-adjusted, risk-free rate. Decreases in the recognized obligations are measured at the initial credit-adjusted, risk-free rate.

Significant changes in inflation rates or the amount or timing of future cost estimates typically result in both (1) a current adjustment to the recorded liability (and corresponding adjustment to the asset) and (2) a change in accretion of the liability and depreciation of the asset to be recorded prospectively over the remaining capacity of the unmined quarry or landfill.

Intangible Assets—The Company’s intangible assets are primarily composed of lease agreements, reserve rights and trade names. The assets related to lease agreements are a result of the submarket royalty rates paid under agreements, primarily, for extracting aggregate. The values were determined as of the respective acquisition dates by a comparison of market-royalty rates to contract-royalty rates. The reserve rights relate to aggregate reserves to which the Company has the rights of ownership, but do not own the reserves. The intangible assets are amortized on a straight-line basis over the lives of the leases. Continental Cement’s trade name composes the majority of the remaining intangible assets. The following table shows intangible assets by type and in total:

	December 28, 2013			December 29, 2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Leases	$10,430	$(1,604)	$8,826	$8,940	$(1,092)	$7,848
Reserve rights	5,890	(221)	5,669	—	—	—
Trade names	1,020	(368)	652	1,020	(262)	758

Total intangible assets	$17,340	$(2,193)	$15,147	$9,960	$(1,354)	$8,606

Amortization expense in 2013, 2012 and 2011 was $0.8 million, $0.6 million and $0.5 million, respectively. The estimated amortization expense for intangible assets for each of the next five years and thereafter is as follows:

2014	$897
2015	897
2016	897
2017	893
2018	893
Thereafter	10,670

Total	$15,147

Goodwill—Goodwill represents the purchase price paid in excess of the fair value of net tangible and intangible assets acquired. Goodwill recorded in connection with the Company’s acquisitions is primarily attributable to the expected profitability, assembled workforces of the acquired businesses and the synergies expected to arise after the Company’s acquisition of those businesses. Goodwill is not amortized, but is tested annually for impairment as of the first day of the fourth quarter and whenever events or circumstances indicate that goodwill may be impaired. The test for goodwill impairment is a two-step process to first identify potential goodwill impairment for each reporting unit and then, if necessary, measure the amount of the impairment loss. Goodwill is tested for impairment based on the Company’s operating companies, which management has determined to be the Company’s reporting units, which are one level below its segments in the Central and West regions. The East region is considered to be a single reporting unit.

Income Taxes—As a limited liability company, Summit Materials’ federal and state income tax attributes are generally passed to Parent. However, certain of the Company’s subsidiaries are taxable entities, the provisions for which are included in the consolidated financial statements. For the Company’s taxable entities, deferred income tax assets and liabilities are computed for differences between the tax basis and financial statement amounts that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized for deferred tax assets if it is more likely than not that some portion or all of the net deferred tax assets will not be realized.

The Company evaluates the tax positions taken on income tax returns that remain open to examination by the respective tax authorities from prior years and positions expected to be taken on the current year tax returns to identify uncertain tax positions. Interest and penalties are recorded in income tax expense.

Fair Value Measurements—The fair value accounting guidance establishes the following fair value hierarchy that prioritizes the inputs used to measure fair value:

Level 1	—	Unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2	—	Inputs other than Level 1 that are based on observable market data, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in inactive markets, inputs that are observable that are not prices and inputs that are derived from or corroborated by observable markets.

Level 3	—	Valuations developed from unobservable data, reflecting the Company’s own assumptions, which market participants would use in pricing the asset or liability.

Assets and liabilities measured at fair value in the consolidated balance sheets as of year-end 2013 and 2012 are as follows:

	2013	2012
Accrued expenses:
Current portion of contingent consideration	$—	$746
Acquisition- related liabilities
Contingent consideration	$1,908	$1,908

Certain acquisitions made by the Company require the payment of additional consideration contingent upon the achievement of specified operating results, referred to as contingent consideration or earn-out obligations. These payments will not be made if earn-out thresholds are not achieved. No material earn-out payments have been made to date.

Summit Materials records contingent consideration at fair value on the acquisition date and then measures its fair value each reporting period. Any adjustments to fair value are recognized in earnings in the period identified. Management of the Company determines the appropriate policies and procedures to be used when determining the fair value of contingent consideration. Its fair values are based on unobservable inputs, or Level 3 assumptions, including projected probability-weighted cash payments and an 8.4% discount rate, which reflects the Company’s credit risk. Changes in fair value may occur as a result of a change in actual or projected cash payments, the probability weightings applied by the Company to projected payments or a change in the discount rate. Significant increases or decreases in any of these inputs in isolation could result in a significantly lower, or higher, fair value measurement. In 2012 and 2011, we recognized reductions to contingent consideration of $0.4 million and $10.3 million, respectively, due primarily to revised estimates of the probability of achieving the specified targets.

Financial Instruments—The Company’s financial instruments include certain acquisition-related liabilities (deferred consideration and noncompete obligations) and debt. The fair value of the deferred consideration and noncompete obligations approximate their carrying value of $28.3 million and $4.2 million, respectively, as of December 28, 2013 and $23.4 million and $7.4 million, respectively, as of December 29, 2012. The fair value was determined based on Level 3 inputs of the fair value hierarchy, including the cash payment terms in the purchase agreements and a discount rate reflecting the Company’s credit risk.

The fair value of long-term debt was approximately $696.5 million and $670.7 million as of December 28, 2013 and December 29, 2012, respectively, compared to its carrying value of $663.0 million and $639.8 million, respectively. Fair value was determined based on Level 2 inputs of the fair value hierarchy, including observable inputs, specifically quoted prices for these instruments in inactive markets. The fair value of Company’s revolving credit facility approximated its carrying value of $26.0 million at December 28, 2013.

Reclassifications—Certain amounts have been reclassified in prior periods to conform to the presentation in the consolidated financial statements as of and for the year ended December 28, 2013.

(2) Acquisitions

The Company has acquired a number of entities since its formation in 2009, which were financed through a combination of debt and contributions from Parent. The operations of each acquisition have been included in the Company’s consolidated results of operations since the respective dates of the acquisitions. The Company measures all assets acquired and liabilities assumed at their acquisition-date fair value.

2013 Acquisitions

Central region

•	On April 1, 2013, the Company acquired certain aggregates, ready-mixed concrete and asphalt assets of Lafarge North America, Inc. in and around Wichita, Kansas, with borrowings under the Company’s senior secured revolving credit facility.

West region

•	On April 1, 2013, the Company acquired all of the membership interests of Westroc, LLC, an aggregates and ready-mixed concrete provider near Salt Lake City, Utah, with borrowings under the Company’s senior secured revolving credit facility.

2012 Acquisitions

Central region

•	On February 29, 2012, the Company acquired certain assets of Norris Quarries, LLC, an aggregates business in northwest Missouri, with proceeds from debt, including the Company’s senior secured revolving credit facility.

West region

•	On November 30, 2012, the Company acquired all of the stock of Sandco, Inc., an aggregates and ready-mixed concrete business in Colorado, with cash on-hand.

East region

•	On October 5, 2012, the Company acquired certain assets of Kay & Kay Contracting, LLC, an aggregates, asphalt and paving business in Kentucky, with cash on-hand.

Pro Forma Financial Information—The following unaudited supplemental pro forma information presents the financial results as if the 2012 acquisitions occurred on January 1, 2011. This supplemental pro forma information has been prepared for comparative purposes and does not purport to be indicative of what would have occurred had the acquisitions been made on January 1, 2011, nor is it indicative of any future results. The 2013 acquisitions were not material individually or in the aggregate.

	Year ended
	December 28, 2013	December 29, 2012
Revenue	$916,201	$976,797
Net loss	(103,679)	(45,976)

The purchase price allocation for the 2012 and 2013 acquisitions has been finalized. The following table summarizes aggregated information regarding the fair values of the assets acquired and liabilities assumed as of the respective acquisition dates in 2013 and 2012:

	2013	2012
Financial assets	$8,302	$1,397
Inventories	3,954	6,988
Property, plant and equipment	40,580	21,543
Other assets	52	1,330
Intangible assets(1)	7,428	3,172
Financial liabilities	(6,164)	(944)
Other long-term liabilities	(1,050)	(364)

Net assets acquired	53,102	33,122
Goodwill	16,120	26,230

Total purchase price	69,222	59,352

Noncash transactions:
Acquisition related liabilities	(7,902)	(10,547)
Other	281	(48)

Total noncash transactions	(7,621)	(10,595)

Net cash paid for acquisitions	$61,601	$48,757

(1)	Intangible assets acquired relate to aggregate reserves to which the Company has the rights of ownership, but do not own the reserves ($5.9 million) and the differential between contractual lease rates and market rates for leases of aggregate reserves and office space. The acquired intangible assets in total, the reserve rights and the lease assets have weighted-average lives of 18 years, 20 years and 11 years, respectively.

(3) Goodwill

As of December 28, 2013, the Company had eight reporting units with goodwill for which the annual goodwill impairment test was completed. The first step of the goodwill impairment test employed by the Company compares the fair value of the reporting units to their carrying values. Management estimates the fair value of the reporting units primarily based on the discounted projected cash flows of the underlying operations. A number of significant assumptions and estimates are required to forecast operating cash flows, including macroeconomic trends in the public infrastructure and private construction industry, the timing of work embedded in backlog, performance and profitability under contracts, expected success in securing future sales and the appropriate interest rate used to discount the projected cash flows. These assumptions may vary significantly among the reporting units. This discounted cash flow analysis is corroborated by “top-down” analyses, including a market assessment of the Company’s enterprise value.

During the annual test performed as of the first day of the fourth quarter of 2013, management concluded that the estimated fair value of the Utah-based operations in the West region and the East region were less than their carrying values. The estimated fair value of these operating units was estimated by applying a 50 percent weighting to both the discounted cash flow valuation and the market assessment, a discount rate of 11.0% and internal growth projections.

The second step of the test requires the allocation of the reporting unit’s fair value to its assets and liabilities, including any unrecognized intangible assets, in a hypothetical analysis that calculates the implied fair value of goodwill as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill is less than the carrying value, the difference is recorded as an impairment loss. Based on the step two analysis, goodwill impairment charges recognized in the year ended December 28, 2013 was $68.2 million, as a result of current uncertainties in the timing of a sustained recovery in the construction industry. No impairment charges were recognized prior to 2013.

The following table presents goodwill by reportable segments and in total:

	Central	West	East	Total
Beginning Balance- December 31, 2011	$53,585	$91,598	$8,192	$153,375
Acquisitions	19,204	(205)	6,746	25,745

Balance, December 29, 2012	72,789	91,393	14,938	179,120
Acquisitions	—	16,120	—	16,120
Impairment	—	(53,264)	(14,938)	(68,202)

Balance, December 28, 2013	$72,789	$54,249	$—	$127,038

(4) Discontinued Operations

The Company’s discontinued operations include a railroad construction and repair business (referred to herein as railroad), environmental remediation operations and certain concrete paving operations. The railroad business involved building and repairing railroad sidings. The environmental remediation operations primarily involved the repair of retaining walls along highways in Kentucky and the removal and remediation of underground fuel storage tanks. The railroad and environmental remediation operations were sold in 2012 in separate transactions for aggregate proceeds of $3.1 million. The concrete paving operations were wound down in the second quarter of 2013 and, as of March 7, 2014, all assets have been sold. The results of these operations have been removed from the results of continuing operations for all periods presented. Prior to recognition as discontinued operations, all of these businesses were included in the East region’s operations.

Debt and interest expense were not allocated to these businesses since there was no debt specifically attributable to the operations. The discontinued businesses are organized within a limited liability company that passes its tax attributes for federal and state tax purposes to its parent company and is generally not subject to federal or state income tax. The railroad, environmental remediation and concrete paving businesses’ revenue and loss before income tax expense, including an immaterial gain on sale, in fiscal years 2013, 2012 and 2011 are summarized below:

	2013	2012	2011
Total revenue	$3,884	$50,152	$49,537
Loss from discontinued operations before income tax expense	528	3,546	5,201

(5) Accounts Receivable, Net

Accounts receivable, net consists of the following as of year-end 2013 and 2012:

	2013	2012
Trade accounts receivable	$85,188	$88,637
Retention receivables	15,966	13,181
Receivables from related parties	202	1,871

Accounts receivable	101,356	103,689
Less: Allowance for doubtful accounts	(2,019)	(3,391)

Accounts receivable, net	$99,337	$100,298

Retention receivables are amounts earned by the Company, but held by customers until projects have been fully completed or near completion. Amounts are expected to be billed and collected within a year.

(6) Inventories

Inventories consist of the following as of year-end 2013 and 2012:

	2013	2012
Aggregate stockpiles	$70,300	$62,872
Finished goods	11,207	9,342
Work in process	2,623	2,679
Raw materials	12,302	18,084

Total	$96,432	$92,977

(7) Property, Plant and Equipment, net

Property, plant and equipment, net consist of the following as of year-end 2013 and 2012:

	2013	2012
Land (mineral bearing) and asset retirement costs	$107,007	$106,135
Land (non-mineral bearing)	81,331	69,560
Buildings and improvements	77,535	78,168
Plants, machinery and equipment	680,942	623,949
Truck and auto fleet	19,165	19,399
Landfill airspace and improvements	46,841	46,841
Construction in progress	29,560	20,734
Other	1,779	5,134

Property, plant and equipment	1,044,160	969,920
Less accumulated depreciation, depletion and amortization	(212,382)	(156,313)

Property, plant and equipment, net	$831,778	$813,607

Depreciation, depletion and amortization expense of property, plant and equipment was $71.4 million, $68.6 million and $61.8 million for the years ended December 28, 2013, December 29, 2012 and December 31, 2011, respectively.

Property, plant and equipment at year-end 2013 and 2012 include $11.3 million (net of $1.3 million accumulated amortization) and $3.1 million (net of $0.2 million accumulated amortization), respectively, of capital leases for certain equipment and a building. Approximately $2.1 million of the future obligations associated with the capital leases are included in accrued expenses and the present value of the remaining capital lease payments is included in other noncurrent liabilities on the consolidated balance sheets. Future minimum rental commitments under long-term capital leases are $2.1 million, $1.1 million, $2.9 million, $0.4 million and $0.4 million for the years ended 2014, 2015, 2016, 2017 and 2018, respectively.

(8) Debt

Debt as of year-end 2013 and 2012 are summarized as follows:

	2013	2012
Senior secured revolving credit facility	$26,000	$—

Long-term debt:
$250.0 million senior notes, net of discount of $4.0 million at December 28, 2013 and $4.7 million at December 29, 2012	$245,971	$245,303
$419.9 million senior secured term loan credit facility, net of discount of $2.9 million at December 28, 2013 and $3.5 million at December 29, 2012	417,016	394,540

Total	662,987	639,843
Current portion of long-term debt	4,220	4,000

Long-term debt	$658,767	$635,843

Accrued interest expense on long-term debt as of year-end 2013 and 2012 was $17.1 million and $19.7 million, respectively, and is included in accrued expenses on the consolidated balance sheets.

The total contractual payments of long-term debt for the five years subsequent to December 28, 2013 are as follows:

2014	$4,220
2015	4,220
2016	5,275
2017	4,220
2018	3,165
Thereafter	648,790

Total	669,890
Less: Original issue discount	(6,903)

Total debt	$662,987

Summit Materials and Summit Materials Finance Corp. issued $250.0 million aggregate principal amount of 10.5% Senior Notes due January 31, 2020 (“Senior Notes”) under an indenture dated January 30, 2012 (as amended and supplemented, the “Indenture”). In addition to the Senior Notes, the Company has credit facilities which provide for term loans in an aggregate amount of $422.0 million and revolving credit commitments in an aggregate amount of $150.0 million (the “Senior Secured Credit Facilities”). The debt was initially issued with an original issuance discount of $9.5 million, which was recorded as a reduction to debt and is being accreted as interest expense over the term of the debt. As a result of these transactions, $9.5 million of financing fees were charged to earnings in the year ended December 29, 2012.

Senior Notes—The Senior Notes bear interest at 10.5% per year, payable semi-annually in arrears; interest payments commenced on July 31, 2012. The Indenture contains covenants limiting, among other things, the Company and its restricted subsidiaries’ ability to incur additional indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of the Company’s assets, enter into certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. The Indenture also contains customary events of default. As of December 28, 2013 and December 29, 2012, the Company was in compliance with all covenants.

Senior Secured Credit Facilities—Under the Senior Secured Credit Facilities, the Company has entered into term loans totaling $422.0 million with required principal repayments of 0.25% of term debt due on the last business day of each March, June, September and December. In February 2013, the Company consummated a repricing, which included additional borrowings of $25.0 million, an interest rate reduction of 1.0% and a deferral of the March 2013 principal payment. The unpaid principal balance is due in full on the maturity date, which is January 30, 2019. As a result of this repricing, $3.1 million of financing fees were charged to earnings in the year ended December 28, 2013. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. Our senior secured credit facilities include an uncommitted incremental facility that will allow us the option to increase the amount available under the term loan facility and/or the senior secured revolving credit facility by (i) $135.0 million plus (ii) an additional amount so long as we are in pro forma compliance with a consolidated first lien net leverage ratio. The term loans bear interest per annum equal to, at the Company’s option, either (i) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) the British Bankers Association London Interbank Offered Rate (“LIBOR”) plus 1.00%, subject to a base rate floor of 2.25%, plus an applicable margin of 2.75% for base rate loans, or (ii) a LIBOR rate determined by reference to Reuters prior to the interest period relevant to such borrowing adjusted for certain additional costs, subject to a LIBOR floor of 1.25% plus an applicable margin of 3.75% for LIBOR rate loans. The interest rate in effect at December 28, 2013 was 5.0%.

Under the Senior Secured Credit Facilities, the Company has revolving credit commitments of $150.0 million. The revolving credit facility matures on January 30, 2017 and bears interest per annum equal to, at the Company’s option, either (i) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) LIBOR plus 1.00%, plus an applicable margin of 2.5% for base rate loans or (ii) a LIBOR rate determined by reference to Reuters prior to the interest period relevant to such borrowing adjusted for certain additional costs plus an applicable margin of 3.5% for LIBOR rate loans. The interest rate in effect at December 28, 2013 was 4.4%.

There was $26.0 million outstanding under the revolver facility as of December 28, 2013, leaving remaining borrowing capacity of $105.7 million, which is net of $18.3 million of outstanding letters of credit. The outstanding letters of credit are renewed annually and support required bonding on construction projects and the Company’s insurance liabilities.

The Company must adhere to certain financial covenants related to its debt and interest leverage ratios, as defined in the Senior Secured Credit Facilities. The consolidated first lien net leverage ratio, reported each quarter, should be no greater than 4.75:1.0 from January 1, 2013 through June 30, 2014; 4.50:1.0 from July 1, 2014 through June 30, 2015, and 4.25:1.0 thereafter. The interest coverage ratio must be at least 1.70:1.0 from January 1, 2013 through December 31, 2014 and 1.85:1.0 thereafter. As of December 28, 2013 and December 29, 2012, the Company was in compliance with all covenants. The Company’s 100 percent-owned subsidiary companies and its non wholly-owned subsidiary, Continental Cement, subject to certain exclusions and exceptions are named as subsidiary guarantors of the Senior Notes and the Senior Secured Credit Facilities. In addition, the Company has pledged substantially all of its assets as collateral, subject to certain exclusions and exceptions, for the Senior Secured Credit Facilities.

As of December 28, 2013 and December 29, 2012, $11.5 million and $12.6 million, respectively, of deferred financing fees were being amortized over the term of the debt using the effective interest method.

(9) Member’s Interest

The Company’s membership interests are held by Parent. Business affairs of the Company are managed by the Board of Directors (“Board”) of Summit Materials Holdings, GP, Ltd., the general partner of Parent, which, as of December 28, 2013, was composed of six directors. Directors of the Board are appointed by the unit holders of Parent, which is the indirect sole member of the Company.

(10) Income Taxes

For the years ended 2013, 2012 and 2011, income taxes consist of the following:

	2013	2012	2011
Provision for income taxes:
Current	$1,761	$(452)	$5,382
Deferred	(4,408)	(3,468)	(1,974)

Income tax (benefit) expense	$(2,647)	$(3,920)	$3,408

The effective tax rate on pre-tax income differs from the U.S. statutory rate due to the following:

	2013	2012	2011
Income tax benefit at federal statutory tax rate	$(37,160)	$(19,074)	$(6,895)
Book loss not subject to income tax	32,801	16,167	13,790
State and local income taxes	130	(90)	666
Depletion expense	(411)	(377)	(372)
Domestic production activities deduction	—	—	(273)
Goodwill impairment	1,046	—	—
Bargain purchase gain	—	—	(4,250)
Effective rate change	—	(532)	627
Valuation allowance	729	36	(360)
Other	218	(50)	475

Income tax (benefit) provision	$(2,647)	$(3,920)	$3,408

The following table summarizes the components of the net deferred income tax liability as of year-end 2013 and 2012:

	2013	2012
Deferred tax assets (liabilities):
Mining reclamation reserve	$1,502	$1,449
Accelerated depreciation	(33,146)	(34,733)
Net operating loss	2,227	2,134
Capital losses on securities	997	989
Landfill closure reserve	(63)	(30)
Working capital (e.g., accrued compensation, prepaid assets)	2,399	3,101

Deferred tax liabilities, net	(26,084)	(27,090)
Less valuation allowance on loss carryforwards	(1,826)	(1,025)

Total	$(27,910)	$(28,115)

Included in accompanying consolidated balance sheets under the following captions:
Other current assets	$2,316	$2,275
Other noncurrent liability	(30,226)	(30,390)

Total	$(27,910)	$(28,115)

In assessing the realizability of deferred tax assets as of year-end 2013 and 2012, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible (including the effect of available carryback and carryforward periods), projected future taxable income and tax-planning strategies in making this assessment. Management anticipates the deferred income tax asset related to losses on securities and net operating losses will not be fully utilized before their expiration in 2014; therefore, a valuation allowance has been recorded as of year-end 2013 and 2012. In 2011, $0.8 million of capital loss was carried back for a tax benefit recovery of $0.3 million. The remaining capital loss of $1.0 million is not expected to be utilized; therefore, the remaining balance has been fully reserved in the valuation allowance as of year-end 2013. At December 28, 2013, the Company has net operating loss carryforwards for federal and state income tax purposes of $5.2 million and $0.7 million, respectively, which are available to offset future federal and state taxable income, if any, through 2033.

Summit Materials does not have any uncertain tax positions as of December 28, 2013. Tax years from 2010 to 2013 remain open and subject to audit by federal and state tax authorities. No income tax expense or benefit was recognized in other comprehensive loss in 2013, 2012 or 2011.

(11) Employee Benefit Plans

Deferred Compensation Plan—The Company sponsors employee 401(k) savings plans for all salaried employees and certain union employees. The plans provide for various required and discretionary Company matches of employees’ eligible compensation contributed to the plans. The expense for all defined contribution plans amounted to $2.3 million, $2.2 million and $1.9 million for the years ended December 28, 2013, December 29, 2012 and December 31, 2011, respectively.

Defined Benefit and Other Postretirement Benefits Plans—The Company’s subsidiary, Continental Cement, sponsors two noncontributory defined benefit pension plans for hourly and salaried employees. The salaried employee pension plan was closed to new participants and frozen in January 2000 and the hourly employee pension plan was closed to new participants in May 2003 and frozen in January 2014. Pension benefits for certain eligible hourly employees are based on a monthly pension factor for each year of credited service. Pension benefits for certain eligible salaried employees are generally based on years of service and average eligible compensation.

Continental Cement also sponsors unfunded healthcare and life insurance benefits plan for certain eligible retired employees. Effective January 1, 2012, the Company eliminated all future retiree health and life coverage for active salaried, nonunion hourly and certain union employees that retire on or after January 1, 2012. Effective January 1, 2014, the plan was amended to eliminate all future retiree health and life coverage for the remaining union employees.

The funded status of the pension and other postretirement benefit plans is recognized in the consolidated balance sheets as the difference between the fair value of plan assets and the benefit obligations. For defined benefit pension plans, the benefit obligation is the projected benefit obligation (“PBO”) and for the other postretirement benefit plans, the benefit obligation is the accumulated postretirement benefit obligation (“APBO”). The PBO represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels. However, since the plans’ participants are not subject to future compensation increases, the plans’ PBO equals the APBO. The APBO represents the actuarial present value of postretirement benefits attributed to employee services already rendered. The fair value of plan assets represents the current market value of assets held by an irrevocable trust fund for the sole benefit of participants. The measurement of the benefit obligations are based on the Company’s estimates and actuarial valuations. These valuations reflect the terms of the plan and use participant-specific information, such as compensation, age and years of service, as well as certain assumptions that require significant judgment, including estimates of discount rates, expected return on plan assets, rate of compensation increases, interest-crediting rates and mortality rates.

The Company uses its fiscal year-end as the measurement date for its defined benefit pension and other postretirement benefit plans.

Obligations and Funded Status—The following information is as of year-end 2013 and 2012 and for the years ended December 28, 2013, December 29, 2012 and December 31, 2011:

	2013		2012
	Pension	Other	Pension	Other
	benefits	benefits	benefits	benefits
Change in benefit obligations:
Beginning of period	$28,674	$15,810	$26,514	$14,467
Service cost	295	236	276	207
Interest cost	963	513	1,055	585
Actuarial (gain) loss	(2,674)	(1,048)	2,347	1,597
Special termination benefits	—	39	—	—
Benefits paid	(1,614)	(1,395)	(1,518)	(1,046)

End of period	25,644	14,155	28,674	15,810

Change in fair value of plan assets:
Beginning of period	17,863	—	16,639	—
Actual return on plan assets	1,512	—	1,205	—
Employer contributions	1,313	1,395	1,537	1,046
Benefits paid	(1,614)	(1,395)	(1,518)	(1,046)

End of period	19,074	—	17,863	—

Funded status of plans	$(6,570)	$(14,155)	$(10,811)	$(15,810)

Current liabilities	$—	$(1,268)	$—	$(1,055)
Noncurrent liabilities	(6,570)	(12,887)	(10,811)	(14,755)

Liability recognized	$(6,570)	$(14,155)	$(10,811)	$(15,810)

Amounts recognized in accumulated other comprehensive income:
Net actuarial loss	$4,831	$4,139	$8,056	$5,501
Prior service cost	—	(1,346)	—	(1,526)

Total amount recognized	$4,831	$2,793	$8,056	$3,975

The amount recognized in accumulated other comprehensive income (“AOCI”) is the actuarial loss and prior service cost, which has not yet been recognized in periodic benefit cost, adjusted for amounts allocated to the redeemable noncontrolling interest. At December 28, 2013, the actuarial loss expected to be amortized from AOCI to periodic benefit cost in 2014 is $0.1 million and $0.2 million for the pension and postretirement obligations, respectively.

	2013		2012		2011
	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
Amounts recognized in other comprehensive (gain) loss:
Net actuarial (gain) loss	$(2,838)	$(1,048)	$2,444	$1,597	$4,066	$3,390
Prior service cost	—	180	—	—	—	(1,705)
Amortization of prior year service cost	—	—	—	180	—	—
Amortization of (gain) loss	(387)	(314)	(261)	(312)	(5)	(71)

Total amount recognized	$(3,225)	$(1,182)	$2,183	$1,465	$4,061	$1,614

Components of net periodic benefit cost:
Service cost	$295	$236	$276	$207	$275	$227
Interest cost	963	513	1,055	585	1,161	710
Amortization of loss	387	314	262	312	5	69
Expected return on plan assets	(1,348)	—	(1,301)	(180)	(1,400)	—
Special termination benefits	—	39	—	—	—	—
Amortization of prior service credit	—	(180)	—	—	—	—

Net periodic benefit cost	$297	$922	$292	$924	$41	$1,006

Assumptions—Weighted-average assumptions used to determine the benefit obligations as of year-end 2013 and 2012 are:

	2013		2012
	Pension benefits	Other benefits	Pension benefits	Other benefits
Discount rate	4.21% - 4.46%	4.33%	3.30% - 3.57%	3.41%
Expected long-term rate of return on plan assets	7.50%	N/A	7.50%	N/A

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 28, 2013, December 29, 2012 and December 31, 2011:

	2013		2012		2011
	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
Discount rate	3.30% - 3.57%	3.41%	3.89% - 4.07%	4.00%	4.94% - 5.12.%	5.07%
Expected long-term rate of return on plan assets	7.50%	N/A	7.50%	N/A	8.50%	N/A

The expected long-term return on plan assets is based upon the Plans’ consideration of historical and forward-looking returns and the Company’s estimation of what a portfolio, with the target allocation described below, will earn over a long-term horizon. The discount rate is derived using the Citigroup Pension Discount Curve.

Assumed health care cost trend rates are 9% grading to 7% and 9% grading to 7% as of year-end 2013 and 2012, respectively. Assumed health care cost trend rates have a significant effect on the amounts reported for the Company’s post retirement medical and life plans. A one percentage-point change in assumed health care cost trend rates would have the following effects as of year-end 2013 and 2012:

	2013		2012
	Increase	Decrease	Increase	Decrease
Total service cost and interest cost components	$66	$(55)	$73	$(63)
Estimated APBO	1,251	(1,073)	1,555	(1,331)

Plan Assets—The defined benefit pension plans’ (the “Plans”) investment strategy is to minimize investment risk while generating acceptable returns. The Plans currently invest a relatively high proportion of the plan assets in fixed income securities, while the remainder is invested in equity securities, cash reserves and precious metals. The equity securities are diversified into funds with growth and value investment strategies. The target allocation for plan assets is as follows: equity securities—30%; fixed income securities—63%; cash reserves—5%; and precious metals—2%. The Plans’ current investment allocations are within the tolerance of the target allocation. The Company had no Level 3 investments as of or for the years ended December 28, 2013 and December 29, 2012.

At year-end 2013 and 2012, the Plans’ assets were invested predominantly in fixed-income securities and publicly traded equities, but may invest in other asset classes in the future subject to the parameters of the investment policy. The Plans’ investments in fixed-income assets include U.S. Treasury and U.S. agency securities and corporate bonds. The Plans’ investments in equity assets include U.S. and international securities and equity funds. The Company estimates the fair value of the Plans’ assets using various valuation techniques and, to the extent available, quoted market prices in active markets or observable market inputs. The descriptions and fair value methodologies for the Plans’ assets are as follows:

Fixed Income Securities—Corporate and government bonds are classified as Level 2 assets, as they are either valued at quoted market prices from observable pricing sources at the reporting date or valued based upon comparable securities with similar yields and credit ratings.

Equity Securities—Equity securities are valued at the closing market price reported on a U.S. exchange where the security is actively traded and are therefore classified as Level 1 assets.

Cash—The carrying amounts of cash approximate fair value due to the short-term maturity.

Precious Metals—Precious metals are valued at the closing market price reported on a U.S. exchange where the security is actively traded and are therefore classified as Level 1 assets.

The fair value of the Company’s pension plans’ assets by asset class and fair value hierarchy level as of year-end 2013 and 2012 are as follows:

	2013
	Total fair value	Quoted prices in active markets for identical assets (Level 1)	Observable inputs (Level 2)
Fixed income securities:
Intermediate—government	$1,647	$—	$1,647
Intermediate—corporate	3,138	—	3,138
Short-term—government	2,168	—	2,168
Short-term—corporate	4,040	—	4,040
Equity securities:
U.S. Large cap value	1,221	1,221	—
U.S. Large cap growth	1,536	1,536	—
U.S. Mid cap value	600	600	—
U.S. Mid cap growth	603	603	—
U.S. Small cap value	610	610	—
U.S. Small cap growth	599	599	—
International	889	889	—
Cash	1,665	1,665	—
Precious metals	358	358	—

Total	$19,074	$8,081	$10,993

	2012
	Total fair value	Quoted prices in active markets for identical assets (Level 1)	Observable inputs (Level 2)
Fixed income securities:
Intermediate—government	$1,247	$—	$1,247
Intermediate—corporate	4,402	—	4,402
Short-term—government	2,038	—	2,038
Short-term—corporate	3,123	—	3,123
Equity securities:
U.S. Large cap value	1,063	1,063	—
U.S. Large cap growth	1,037	1,037	—
U.S. Mid cap value	542	542	—
U.S. Mid cap growth	536	536	—
U.S. Small cap value	546	546	—
U.S. Small cap growth	539	539	—
International	1,134	1,134	—
Cash	1,656	1,656	—

Total	$17,863	$7,053	$10,810

Cash Flows—The Company expects to contribute approximately $1.0 million and $1.3 million in 2014 to its pension plans and other postretirement benefit plans, respectively.

The estimated benefit payments for each of the next five years and the five-year period thereafter are as follows:

	Pension benefits	Other benefits
2014	$1,694	$1,269
2015	1,704	1,109
2016	1,739	1,130
2017	1,737	963
2018	1,774	1,018
2019 - 2023	8,667	4,512

Total	$17,315	$10,001

(12) Accrued Mining and Landfill Reclamation

The Company has asset retirement obligations arising from regulatory requirements to perform certain reclamation activities at the time that certain quarries and landfills are closed, which are primarily included in other noncurrent liabilities on the consolidated balance sheets. The current portion of the liabilities, $0.5 million and $0.4 million as of December 28, 2013 and December 29, 2012, respectively, is included in accrued and other liabilities on the consolidated balance sheets. The liability was initially measured at fair value and subsequently is adjusted for accretion expense, payments and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s remaining useful life. The following table presents the activity for the asset retirement obligations for the years ended December 28, 2013 and December 29, 2012:

	2013	2012
Beginning balance	$14,844	$13,328
Acquired obligations	286	364
Change in cost estimate	721	604
Settlement of reclamation obligations	(1,201)	(77)
Additional liabilities incurred	414	—
Accretion expense	717	625

Ending balance	$15,781	$14,844

(13) Commitments and Contingencies

Litigation and Claims—Summit Materials is party to certain legal actions arising from the ordinary course of business activities. In the opinion of management, these actions are without merit or the ultimate disposition, if any, resulting from them will not have a material effect on Summit Materials’ consolidated financial position, results of operations or liquidity. Summit Materials’ policy is to record legal fees as incurred.

The Company is obligated under an indemnification agreement entered into with the sellers of Harper Contracting, Inc., Harper Sand and Gravel, Inc., Harper Excavating, Inc., Harper Ready Mix Company, Inc. and Harper Investments, Inc. (collectively, “Harper”) for the sellers’ ownership interests in a joint venture agreement. Summit Materials has the rights to any benefits under the joint venture as well as the assumption of any obligations, but does not own equity interests in the joint venture. The joint venture has incurred significant losses on a highway project in Utah, which have resulted in requests for funding from the joint venture partners and ultimately from the Company. Through year-end 2013, the Company has funded $8.8 million, $4.0 million in

2012 and $4.8 million in 2011. In 2012 and 2011, the Company recognized losses on the indemnification agreement of $8.0 million and $1.9 million, respectively, which are included in general and administrative expenses. As of year-end 2013 and 2012, an accrual of $4.3 million was recorded in other noncurrent liabilities as management’s best estimate of future funding obligations.

In February 2011, the Company incurred a property loss related to a sunken barge with cement product aboard. In the year-ended December 28, 2013, the Company recognized $0.8 million of charges for lost product aboard the barge and costs to remove the barge from the waterway. As of December 28, 2013 and December 29, 2012, $0.9 million is included in accrued expenses as management’s best estimate of the remaining costs to remove the barge.

Environmental Remediation—Summit Materials’ mining operations are subject to and affected by federal, state and local laws and regulations relating to the environment, health and safety and other regulatory matters. These operations require environmental operating permits, which are subject to modification, renewal and revocation. Summit Materials regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of Summit Materials’ business, as it is with other companies engaged in similar businesses and there can be no assurance that environmental liabilities will not have a material adverse effect on Summit Materials’ consolidated financial position, results of operations or liquidity.

Other—During the course of business, there may be revisions to project costs and conditions that can give rise to change orders. Revisions can also result in claims we might make against the customer or a subcontractor to recover project variances that have not been satisfactorily addressed through change orders with the customer. As of year-end 2013 and 2012, unapproved change orders and claims were $3.2 million ($0.5 million in costs and estimated earnings in excess of billings and $2.7 million in other assets) and $4.8 million ($1.6 million in costs and estimated earnings in excess of billings and $3.2 million in other assets), respectively.

The Company is obligated under various firm purchase commitments for certain raw materials and services that are in the ordinary course of business. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial position, results of operations, and cash flows of the Company. The terms of the purchase commitments are generally less than one year.

(14) Related-Party Transactions

The Company incurred management fees paid to Blackstone Management Partners L.L.C. (“BMP”) totaling $2.6 million, $2.1 million and $3.0 million in 2013, 2012 and 2011, respectively, under terms of an agreement dated July 30, 2009, between Parent and BMP. Under the terms of the agreement, BMP is permitted to, and has, assigned a portion of the fees to which it is entitled to receive to Silverhawk Summit, L.P. and to certain members of management. The fees were paid for consultancy services related to acquisition activities and are included in general and administrative expenses.

The Company purchased equipment from a noncontrolling member of Continental Cement for approximately $2.3 million, inclusive of $0.1 million of interest, in 2011, which was paid for in 2012.

Summit Materials earned revenue of $0.6 million, $7.9 million and $8.6 million and incurred costs of $0.2 million, $0.2 million and $0.7 million in connection with several transactions with unconsolidated affiliates for the years ended December 28, 2013, December 29, 2012 and December 31, 2011, respectively. As of December 28, 2013 and December 29, 2012, accounts receivable from affiliates was $0.4 million and $1.9 million, respectively, and accounts payable to affiliates was zero and $0.2 million, respectively.

Cement sales to companies owned by certain noncontrolling members of Continental Cement were approximately $12.7 million, $12.5 million and $9.5 million for the years ended December 28, 2013, December 29, 2012 and December 2011, respectively, and accounts receivable due from these parties were approximately $0.2 million and $1.0 million as of December 28, 2013 and December 29, 2012, respectively.

As of year-end 2013 and 2012, the Company had accrued interest payments of $0.7 million and $2.1 million, respectively, due to a certain noncontrolling member for a related-party note, which is expected to be paid in 2014. The principal balance on the note was repaid as part of the January 2012 financing transactions.

(15) Acquisition-Related Liabilities

A number of acquisition-related liabilities have been recorded subject to terms in the relevant purchase agreements. There are three main categories of such obligations, deferred consideration, noncompete payments and earn-out obligations. Noncompete payments have been accrued where certain former owners of newly acquired companies have entered into standard noncompete arrangements. Subject to terms and conditions stated in these noncompete agreements, payments are generally made over a five-year period. Deferred consideration is purchase price consideration paid in the future as agreed to in the purchase agreement and is not contingent on future events. Deferred consideration is scheduled to be paid in years ranging from 5 to 20 years in either monthly, quarterly or annual installments. The remaining payments due under these noncompete and deferred consideration agreements are as follows:

2014	$10,790
2015	6,742
2016	5,950
2017	5,910
2018	5,370
Thereafter	9,963

Total scheduled payments	44,725
Present value adjustments	(12,242)

Total noncompete obligations and deferred consideration	$32,483

Accretion on the deferred consideration and noncompete obligations is recorded in interest expense.

(16) Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 28, 2013, December 29, 2012 and December 31, 2011 is as follows:

	2013	2012	2011
Cash payments:
Interest	$52,001	$36,357	$41,790
Income taxes	457	799	5,608

(17) Leasing Arrangements

Rent expense, including short-term rentals, during the years ended December 28, 2013, December 29, 2012 and December 31, 2011 was $4.0 million, $3.5 million and $4.3 million, respectively. The Company has lease agreements associated with quarry facilities under which royalty payments are made. The payments are generally based on tons sold in a particular period; however, certain agreements have minimum annual payments. Royalty expense recorded in cost of revenue during the years ended December 28, 2013, December 29, 2012 and

December 31, 2011 was $4.5 million, $3.9 million and $3.1 million, respectively. Minimum contractual commitments under long-term operating leases, which primarily relate to land, plant and equipment and under royalty agreements as of December 28, 2013, are as follows:

	Operating Leases	Royalty Agreements
2014	$4,034	$2,044
2015	3,890	2,065
2016	3,098	1,974
2017	2,376	2,047
2018	1,983	1,434

(18) Redeemable Noncontrolling Interest

The Company owns 100 Class A Units of Continental Cement, which represent an approximately 70% economic interest and have a preference in liquidation to the Class B Units. Continental Cement issued 100,000,000 Class B Units in May 2010, which remain outstanding and represent an approximately 30% economic interest.

Continental Cement’s Class A Units include a cumulative distribution preference which requires, to the extent distributions are authorized by its Board of Directors, Continental Cement Class A Units receive, prior to any distributions to the Class B Unit holders, a priority return of 11% accruing daily and compounding annually on each anniversary of the date of issuance to Class A Unit holders. To the extent the priority return is not made in a given year, the amount of the priority return will increase the liquidation preference of the Class A Units up to an 80% allowable sharing percentage in distributions and liquidation proceeds. The Company holds all the Class A Units. No distributions are currently anticipated.

The Continental Cement Amended and Restated Limited Liability Company Agreement (as amended, the “LLC Agreement”) provides the Company with a call right that allows the Company to require Continental Cement to call the Class B Units held by the owners of Continental Cement (the “Rollover Members”) prior to the Company’s investment in Class A Units of the Company, at a strike price that approximates fair value. The call right is exercisable after May 2016 either in anticipation of an initial public offering of the Company or if an initial public offering of the Company has already occurred. The Rollover Members also have a put right that allows them to put the Class B Units to Continental Cement, at a strike price that approximates fair value. The put right is exercisable prior to May 2016 upon a sale of control of the Company or at any time after May 2016. Finally, the LLC Agreement includes transfer restrictions that prohibit the Rollover Members from transferring their Class B Units to third parties without the consent of the board of directors of Continental Cement.

Because the Class B Units can be put to Continental Cement by the Rollover Members in the future based on the passage of time, which can be accelerated upon the occurrence of a contingent event, Summit Materials’ noncontrolling interest is classified in temporary equity. The redemption value is based upon the estimated fair value of Continental Cement, which is valued using Level 3 inputs. Summit Materials elected to accrete changes in the redemption value of the noncontrolling interest over the period from the date of issuance to the earliest anticipated redemption date of the instrument, which is currently May 2016, using an interest method. The accretion is as an adjustment to the consolidated accumulated deficit. The redemption value of the redeemable noncontrolling interest as of year-end 2013 and 2012 approximated its carrying value.

(19) Employee Long Term Incentive Plan

Certain employees of the Company hold Class D unit interests in Parent that provide rights to cash distributions based on a predetermined distribution formula upon the general partner of Parent declaring a distribution.

Certain of the Class D units vest with the passage of time (time-vesting interests) and the remaining vest when certain investment returns are achieved by the investors of Parent (performance-vesting interests). Of the time-

vesting-interests, 20% vest on the first anniversary and the remaining 80% vest monthly over a period of four years following the first anniversary date. Units that are not vested in accordance with their terms within eight years are automatically forfeited without consideration.

If the employee leaves the Company, the Company can (1) purchase the vested Class D units for a lump sum payment provided certain conditions have been met or (2) elect to convert all of the employee’s Class D units into a right to receive future distributions capped at a termination amount. The termination amount is determined as an amount equal to the fair market value of the Class D unit holder’s vested interests minus any amounts already distributed to the Class D unit holders respective of those Class D units plus interest on the difference between such fair market value and amounts already distributed. The fair value of the time-vesting Class D units granted in 2013, 2012 and 2011 totaled $1.6 million, $1.1 million and $3.4 million, respectively. The weighted-average grant-date fair value in 2013, 2012 and 2011 was $2,786, $3,761 and $3,876, respectively. The following table summarizes information for the Class D unit interests:

	Time-vesting Interests		Performance-vesting Interests
	Number of units	Weighted average grant- date fair value per unit	Number of units	Weighted average grant- date fair value per unit
Beginning balance—December 29, 2012	1,692	$3,864	4,202	$3,087
Granted	584	2,786	759	2,314
Vested	(772)	3,896	—	—
Forfeited	(2)	3,893	(5)	3,176
Cancelled	(61)	2,208	(79)	1,388

Balance—December 28, 2013	1,441		4,877

The estimated fair value at December 28, 2013 of shares vested during 2013 was $2.2 million. As of year-end 2013 and 2012, the cumulative amount of units vested total 2,531 and 1,732, respectively. The fair value of the Class D units is estimated as of the grant date using Monte Carlo simulations, which requires the input of subjective assumptions, including the expected volatility and the expected term. The following table presents the weighted average assumptions used to estimate the fair value of grants in 2013, 2012 and 2011:

	2013	2012	2011
Class D Units
Risk-free interest rate	0.50%	1.62%	1.71% - 2.39%
Dividend yield	None	None	None
Volatility	58%	47%	42% - 49%
Expected term	4 years	6 - 8 years	6 - 8 years

The risk-free rate is based on the yield at the date of grant of a U.S. Treasury security with a maturity period approximating the expected term. As the Company has no plans to issue regular dividends, a dividend yield of zero was used. The volatility assumption is based on reported data of a peer group of publically traded companies for which historical information was available adjusted for the Company’s capital structure. The expected term is based on expectations about future exercises and represents the period of time that the units granted are expected to be outstanding.

Compensation expense for time-vesting interest granted is based on the grant-date fair value. The Company recognizes these compensation costs on a straight-line basis over the service period, which is generally the vesting period of the award. A forfeiture rate assumption is factored into the compensation cost based on historical forfeitures. Compensation expense for performance-vesting interests would be recognized based on the grant date fair value. However, no compensation expense has been recognized for the performance-vesting interests, as management does not believe it is currently probable that certain investment returns, the performance criteria, will be achieved.

Share-based compensation expense, which is recognized in general and administrative expenses, totaled $2.3 million, $2.5 million and $2.5 million in the years ended December 28, 2013, December 29, 2012 and December 31, 2011, respectively. As of December 28, 2013, unrecognized compensation cost totaled $4.6 million. The weighted average remaining contractual term over which the unrecognized compensation cost is to be recognized is 2.6 years as of year-end 2013.

(20) Segment Information

The Company has determined that it has three operating segments, which are its reportable segments: Central; West; and East regions. These segments are consistent with the Company’s management reporting structure. The operating results of each segment are regularly reviewed and evaluated separately by the Chief Executive Officer, the Company’s Chief Operating Decision Maker (“CODM”). The CODM primarily evaluates the performance of its segments and allocates resources to them based on segment profit, which is computed as earnings from continuing operations before interest, taxes, depreciation, depletion, amortization, accretion and goodwill impairment. In addition, certain items such as management fees are excluded from the calculation of segment profit.

Each region has several acquired subsidiaries that are engaged in various activities including quarry mining, aggregate production and contracting. Assets employed by segment include assets directly identified with those operations. Corporate assets consist primarily of cash, property, plant and equipment for corporate operations and other assets not directly identifiable with a reportable business segment. The accounting policies applicable to each segment are consistent with those used in the consolidated financial statements.

The following tables display selected financial data for the Company’s reportable business segments for the following fiscal years:

	2013	2012	2011
Revenue:
Central region	$329,621	$302,113	$264,008
West region	426,195	484,922	362,577
East region	160,385	139,219	162,491

Total revenue	$916,201	$926,254	$789,076

	2013	2012	2011
Segment profit (loss):
Central region	$72,918	$65,767	$65,651
West region	28,607	14,429	36,442
East region	15,134	10,782	15,504
Corporate and other (1)	(24,878)	(15,560)	(9,877)

Total reportable segments and corporate	91,781	75,418	107,720
Interest expense	56,443	58,079	47,784
Depreciation, depletion, amortization and accretion	72,934	68,290	61,377
Goodwill impairment	68,202	—	—

Loss from continuing operations before taxes	$(105,798)	$(50,951)	$(1,441)

(1)	Corporate results primarily consist of compensation and office expenses for employees included in the Company’s headquarters and transactions costs.

	2013	2012	2011
Cash paid for capital expenditures:
Central region	$33,030	$20,996	$20,078
West region	21,856	14,993	9,256
East region	7,753	8,736	9,311

Total reportable segments	62,639	44,725	38,645
Corporate and other	3,360	763	11

Total capital expenditures	$65,999	$45,488	$38,656

	2013	2012	2011
Depreciation, depletion, amortization and accretion:
Central region	$33,808	$30,215	$27,646
West region	24,167	23,771	19,706
East region	14,493	14,223	13,938

Total reportable segments	72,468	68,209	61,290
Corporate and other	466	81	87

Total depreciation, depletion, amortization and accretion	$72,934	$68,290	$61,377

	2013	2012	2011
Total assets:
Central region	$657,421	$610,003	$587,341
West region	383,544	428,115	451,017
East region	192,486	224,603	238,018

Total reportable segments	1,233,451	1,262,721	1,276,376
Corporate and other	14,343	18,492	7,889

Total assets	$1,247,794	$1,281,213	$1,284,265

	2013	2012	2011
Revenue by product:*
Aggregates	$159,019	$146,991	$116,082
Cement	76,211	77,676	69,664
Ready-mixed concrete	112,878	100,941	94,302
Asphalt	219,811	242,458	182,952
Construction and paving	478,280	505,189	464,866
Other	(129,998)	(147,001)	(138,790)

Total revenue	$916,201	$926,254	$789,076

*	Revenue by product includes intracompany sales transferred at market value. The elimination of intracompany transactions is included in Other.

(21) Senior Notes’ Guarantor and Non-Guarantor Financial Information

The Company’s 100 percent-owned subsidiary companies (“Wholly-owned Guarantors”) and Continental Cement (“Non Wholly-owned Guarantor”), are named as guarantors (collectively, the “Guarantors”) of the Senior Notes. Other partially-owned subsidiaries do not guarantee the Senior Notes (collectively, the “Non-Guarantors”), including a subsidiary of Continental Cement. The Guarantors provide a joint and several, full and unconditional guarantee of the Senior Notes. There are no significant restrictions on the Company’s ability to obtain funds from any of the Guarantor Subsidiaries in the form of a dividend or loan. Additionally, there are no significant restrictions on a Guarantor Subsidiary’s ability to obtain funds from the Company or its direct or indirect subsidiaries.

The following condensed consolidating balance sheets, statements of operations and cash flows are provided for Summit Materials (referred to as “Parent” in the condensed financial statements below), the Non-Wholly-owned Guarantor, the Wholly-owned Guarantors and the Non-Guarantors. Summit Materials Finance Corp. as a co-issuer of the Senior Notes, had no transactions during the respective periods or assets as of December 28, 2013 and December 29, 2012. Earnings from subsidiaries are included in other income in the condensed consolidated statements of operations below. The financial information may not necessarily be indicative of results of operations, cash flows or financial position had the guarantor or non-guarantor subsidiaries operated as independent entities.

Condensed Consolidating Balance Sheets

December 28, 2013

	Summit Materials, LLC (Parent)	Non- Wholly- owned Guarantor	Wholly- owned Guarantors	Non- Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash	$10,375	$9	$3,442	$3,631	$(2,540)	$14,917
Accounts receivable, net	—	4,587	93,102	3,100	(1,452)	99,337
Intercompany receivables	38,134	3,433	30,787	—	(72,354)	—
Cost and estimated earnings in excess of billings	—	—	10,539	228	—	10,767
Inventories	—	10,402	85,372	658	—	96,432
Other current assets	750	444	11,715	272	—	13,181

Total current assets	49,259	18,875	234,957	7,889	(76,346)	234,634
Property, plant and equipment, net	3,969	301,908	518,935	6,966	—	831,778
Goodwill	—	23,124	102,942	972	—	127,038
Intangible assets, net	—	642	14,505	—	—	15,147
Other assets	296,494	17,973	37,535	1,303	(314,108)	39,197

Total assets	$349,722	$362,522	$908,874	$17,130	$(390,454)	$1,247,794

Liabilities, Redeemable Noncontrolling Interest and Member’s Interest
Current liabilities:
Current portion of debt	$26,010	$1,018	$3,192	$—	$—	$30,220
Current portion of acquisition-related liabilities	2,000	—	8,635	—	—	10,635
Accounts payable	5,455	9,387	57,142	1,572	(1,452)	72,104
Accrued expenses	12,041	9,185	37,342	1,223	(2,540)	57,251
Intercompany payables	—	—	71,556	798	(72,354)	—
Billings in excess of costs and estimated earnings	—	—	8,837	426	—	9,263

Total current liabilities	45,506	19,590	186,704	4,019	(76,346)	179,473
Long-term debt	19,587	154,590	484,590	—	—	658,767
Acquisition-related liabilities	85	—	23,671	—	—	23,756
Other noncurrent liabilities	959	20,306	56,215	—	—	77,480

Total liabilities	66,137	194,486	751,180	4,019	(76,346)	939,476
Redeemable noncontrolling interest	—	—	—	—	24,767	24,767
Redeemable members’ interest	—	23,450	—	—	(23,450)	—
Total member’s interest	283,585	144,586	157,694	13,111	(315,425)	283,551

Total liabilities, redeemable noncontrolling interest and member’s interest	$349,722	$362,522	$908,874	$17,130	$(390,454)	$1,247,794

Condensed Consolidating Balance Sheets

December 29, 2012

	Summit Materials, LLC (Parent)	Non- Wholly- owned Guarantor	Wholly- owned Guarantors	Non- Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash	$697	$397	$30,981	$680	$(5,324)	$27,431
Accounts receivable, net	—	7,421	90,765	3,255	(1,143)	100,298
Intercompany receivables	14,931	15,557	9,018	—	(39,506)	—
Cost and estimated earnings in excess of billings	—	—	11,428	147	—	11,575
Inventories	—	7,073	84,555	1,349	—	92,977
Other current assets	25	726	8,447	2,409	(1,539)	10,068

Total current assets	15,653	31,174	235,194	7,840	(47,512)	242,349
Property, plant and equipment, net	1,074	287,677	517,994	6,862	—	813,607
Goodwill	—	23,124	155,024	972	—	179,120
Intangible assets, net	—	742	7,864	—	—	8,606
Other assets	374,581	11,891	161,442	1,315	(511,698)	37,531

Total assets	$391,308	$354,608	$1,077,518	$16,989	$(559,210)	$1,281,213

Liabilities, Redeemable Noncontrolling Interest and Member’s Interest
Current liabilities:
Current portion of debt	$—	$965	$3,035	$—	$—	$4,000
Current portion of acquisition-related liabilities	—	—	9,525	—	—	9,525
Accounts payable	2,745	6,715	51,179	2,138	(1,143)	61,634
Accrued expenses	6,877	10,742	38,050	1,015	(6,862)	49,822
Intercompany payables	—	—	33,396	6,110	(39,506)	—
Billings in excess of costs and estimated earnings	—	—	6,656	270	—	6,926

Total current liabilities	9,622	18,422	141,841	9,533	(47,511)	131,907
Long-term debt	—	155,394	480,449	—	—	635,843
Acquisition-related liabilities	—	—	23,919	—	—	23,919
Other noncurrent liabilities	395	27,091	56,780	—	—	84,266

Total liabilities	10,017	200,907	702,989	9,533	(47,511)	875,935
Redeemable noncontrolling interest	—	—	—	—	22,850	22,850
Redeemable members’ interest	—	22,850	—	—	(22,850)	—
Total member’s interest	381,291	130,851	374,529	7,456	(511,699)	382,428

Total liabilities, redeemable noncontrolling interest and member’s interest	$391,308	$354,608	$1,077,518	$16,989	$(559,210)	$1,281,213

Condensed Consolidating Statements of Operations and Comprehensive (Loss) Income

Year ended December 28, 2013

	Summit Materials LLC (Parent)	Non- Wholly- owned Guarantor	Wholly- owned Guarantors	Non- Guarantors	Eliminations	Consolidated
Total revenue	$—	$80,759	$807,921	$41,910	$(14,389)	$916,201

Cost of revenue (excluding items shown separately below)	—	55,241	611,799	24,401	(14,389)	677,052
General and administrative expenses	7,241	7,673	125,778	1,308	—	142,000
Goodwill impairment	—	—	68,202	—	—	68,202
Depreciation, depletion, amortization and accretion	465	11,378	60,078	1,013	—	72,934
Transaction costs	—	—	3,990	—	—	3,990

Operating (loss) income	(7,706)	6,467	(61,926)	15,188	—	(47,977)
Other expense (income), net	99,085	(3,737)	(3,410)	274	(90,834)	1,378
Interest expense	—	10,702	49,591	382	(4,232)	56,443

(Loss) income from continuing operations before taxes	(106,791)	(498)	(108,107)	14,532	95,066	(105,798)
Income tax expense	—	—	(2,647)	—	—	(2,647)

(Loss) income from continuing operations	(106,791)	(498)	(105,460)	14,532	95,066	(103,151)
Loss from discontinued operations	—	—	528	—	—	528

Net (loss) income	(106,791)	(498)	(105,988)	14,532	95,066	(103,679)
Net income attributable to noncontrolling interest	—	—	—	—	3,112	3,112

Net (loss) income attributable to member of Summit Materials, LLC	$(106,791)	$(498)	$(105,988)	$14,532	$91,954	$(106,791)

Comprehensive (loss) income attributable to member of Summit Materials, LLC	$(106,791)	$3,909	$(105,988)	$14,532	$90,632	$(103,706)

Condensed Consolidating Statements of Operations and Comprehensive (Loss) Income

Year ended December 29, 2012

	Summit Materials LLC (Parent)	Non- Wholly- owned Guarantor	Wholly- owned Guarantors	Non- Guarantors	Eliminations	Consolidated
Total revenue	$—	$81,516	$824,796	$33,074	$(13,132)	$926,254

Cost of revenue (excluding items shown separately below)	—	58,319	649,577	18,582	(13,132)	713,346
General and administrative expenses	8	6,235	119,645	1,327	—	127,215
Depreciation, depletion, amortization and accretion	81	10,093	57,080	1,036	—	68,290
Transaction costs	—	—	1,988	—	—	1,988

Operating (loss) income	(89)	6,869	(3,494)	12,129	—	15,415
Other expense (income), net	52,400	(2,065)	6,630	(101)	(48,577)	8,287
Interest expense	—	12,045	47,293	633	(1,892)	58,079

(Loss) income from continuing operations before taxes	(52,489)	(3,111)	(57,417)	11,597	50,469	(50,951)
Income tax expense	5	—	(3,925)	—	—	(3,920)

(Loss) income from continuing operations	(52,494)	(3,111)	(53,492)	11,597	50,469	(47,031)
Loss from discontinued operations	—	—	3,546	—	—	3,546

Net (loss) income	(52,494)	(3,111)	(57,038)	11,597	50,469	(50,577)
Net income attributable to noncontrolling interest	—	—	—	—	1,919	1,919

Net (loss) income attributable to member of Summit Materials, LLC	$(52,494)	$(3,111)	$(57,038)	$11,597	$48,550	$(52,496)

Comprehensive (loss) income attributable to member of Summit Materials, LLC	$(52,494)	$(6,759)	$(57,038)	$11,597	$49,645	$(55,049)

Condensed Consolidating Statements of Operations and Comprehensive (Loss) Income

Year ended December 31, 2011

	Summit Materials LLC (Parent)	Non- Wholly- owned Guarantor	Wholly- owned Guarantors	Non- Guarantors	Eliminations	Consolidated
Total revenue	$—	$70,064	$700,916	$21,566	$(3,470)	$789,076

Cost of revenue (excluding items shown separately below)	—	41,221	542,699	17,204	(3,470)	597,654
General and administrative expenses	1,453	3,933	89,011	1,429	—	95,826
Depreciation, depletion, amortization and accretion	87	9,697	50,640	953	—	61,377
Transaction costs	—	—	9,120	—	—	9,120

Operating (loss) income	(1,540)	15,213	9,446	1,980	—	25,099
Other expense (income), net	8,510	(61)	(24,375)	124	(5,442)	(21,244)
Interest expense	—	14,004	33,685	647	(552)	47,784

(Loss) income from continuing operations before taxes	(10,050)	1,270	136	1,209	5,994	(1,441)
Income tax expense	—	—	3,408	—	—	3,408

(Loss) income from continuing operations	(10,050)	1,270	(3,272)	1,209	5,994	(4,849)
Loss from discontinued operations	—	—	5,201	—	—	5,201

Net (loss) income	(10,050)	1,270	(8,473)	1,209	5,994	(10,050)
Net income attributable to noncontrolling interest	695	—	695	—	(695)	695

Net (loss) income attributable to member of Summit Materials, LLC	$(10,745)	$1,270	$(9,168)	$1,209	$6,689	$(10,745)

Comprehensive (loss) income attributable to member of Summit Materials, LLC	$(9,375)	$(4,405)	$(13,473)	$1,209	$10,994	$(15,050)

Condensed Consolidating Statements of Cash Flows

Year ended December 28, 2013

	Summit Materials, LLC (Parent)	Non- Wholly- owned Guarantor	Wholly- owned Guarantors	Non- Guarantors	Eliminations	Consolidated
Net cash (used for) provided by operating activities	$(232)	$9,003	$44,746	$12,895	$—	$66,412

Cash flow from investing activities:
Acquisitions, net of cash acquired	—	—	(61,601)	—	—	(61,601)
Purchase of property, plant and equipment	(3,359)	(24,896)	(36,629)	(1,115)	—	(65,999)
Proceeds from the sale of property, plant, and equipment	—	3	16,020	62	—	16,085

Net cash used for investing activities	(3,359)	(24,893)	(82,210)	(1,053)	—	(111,515)

Cash flow from financing activities
Net proceeds from debt issuance	230,817	—	—	—	—	230,817
Loans received from and payments made on loans from other Summit Companies	(29,121)	15,502	19,726	(8,891)	2,784	—
Payments on long-term debt	(188,424)	—	—	—	—	(188,424)
Payments on acquisition-related liabilities	—	—	(9,801)	—	—	(9,801)
Other	(3)	—	—	—	—	(3)

Net cash provided by (used for) financing activities	13,269	15,502	9,925	(8,891)	2,784	32,589

Net decrease (increase) in cash	9,678	(388)	(27,539)	2,951	2,784	(12,514)
Cash—Beginning of period	697	397	30,981	680	(5,324)	27,431

Cash—End of period	$10,375	$9	$3,442	$3,631	$(2,540)	$14,917

Condensed Consolidating Statements of Cash Flows

Year ended December 29, 2012

	Summit Materials, LLC (Parent)	Non- Wholly- owned Guarantor	Wholly- owned Guarantors	Non- Guarantors	Eliminations	Consolidated
Net cash provided by operating activities	$4,845	$12,806	$36,649	$8,217	$(238)	$62,279

Cash flow from investing activities:
Acquisitions, net of cash acquired	—	—	(48,757)	—	—	(48,757)
Purchase of property, plant and equipment	(762)	(12,174)	(31,818)	(734)	—	(45,488)
Proceeds from the sale of property, plant, and equipment	—	69	8,577	190	—	8,836
Other	—	—	69	—	—	69

Net cash used for investing activities	(762)	(12,105)	(71,929)	(544)	—	(85,340)

Cash flow from financing activities
Net proceeds from debt issuance	713,378	(17)	—	—	—	713,361
Loans received from and payments made on loans from other Summit Companies	(25,371)	(295)	39,783	(8,793)	(5,324)	—
Payments on long-term debt	(697,438)	—	—	—	—	(697,438)
Payments on acquisition-related liabilities	—	—	(7,519)	—	—	(7,519)
Other	(656)	—	—	(284)	238	(702)

Net cash (used for) provided by financing activities	(10,087)	(312)	32,264	(9,077)	(5,086)	7,702

Net decrease (increase) in cash	(6,004)	389	(3,016)	(1,404)	(5,324)	(15,359)
Cash—Beginning of period	6,701	8	33,997	2,084	—	42,790

Cash—End of period	$697	$397	$30,981	$680	$(5,324)	$27,431

Condensed Consolidating Statements of Cash Flows

Year ended December 31, 2011

	Summit Materials, LLC (Parent)	Non- Wholly- owned Guarantor	Wholly- owned Guarantors	Non- Guarantors	Eliminations	Consolidated
Net cash provided by operating activities	$(824)	$3,808	$17,262	$2,586	$421	$23,253

Cash flow from investing activities:
Acquisitions, net of cash acquired	—	—	(161,073)	—	—	(161,073)
Purchase of property, plant and equipment	(11)	(5,933)	(31,210)	(1,502)	—	(38,656)
Proceeds from the sale of property, plant, and equipment	—	168	6,880	109	—	7,157
Proceeds from the sale of investments	—	—	377	(136)	—	241
Cash contribution to affiliates	(135,530)	—	—	—	135,530	—

Net cash used for investing activities	(135,541)	(5,765)	(185,026)	(1,529)	135,530	(192,331)

Cash flow from financing activities
Proceeds from investment by member	103,630	—	135,530	421	(135,951)	103,630
Net proceeds from debt issuance	—	36,456	60,292	—	—	96,748
Payments on long-term debt	—	(34,500)	(14,500)	—	—	(49,000)
Payments on acquisition-related liabilities	—	—	(4,593)	—	—	(4,593)
Other	—	—	—	(10)	—	(10)

Net cash (used for) provided by financing activities	103,630	1,956	176,729	411	(135,951)	146,775

Net decrease (increase) in cash	(32,735)	(1)	8,965	1,468	—	(22,303)
Cash—Beginning of period	39,436	9	25,032	616	—	65,093

Cash—End of period	$6,701	$8	$33,997	$2,084	$—	$42,790

(22) Supplementary Data (Unaudited)

Supplemental financial information (unaudited) by quarter is as follows for the years ended 2013 and 2012:

	2013				2012
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Revenue	$238,267	$316,263	$254,842	$106,829	$231,634	$319,181	$255,556	$119,883
Operating (loss) income	(57,742)	37,895	13,731	(41,861)	13,322	33,249	9,015	(40,171)
(Loss) income from continuing operations	(70,191)	22,950	244	(56,154)	433	19,656	(5,621)	(61,499)
Loss (income) from discontinued operations	271	160	(26)	123	535	1,287	2,221	(497)
Net (loss) income	$(70,462)	$22,790	$270	$(56,277)	$(102)	$18,369	$(7,842)	$(61,002)

(23) Subsequent Events

On January 17, 2014, Summit Materials and Summit Materials Finance Corp. issued and sold $260.0 million aggregate principal amount of their 10.5% Senior Notes due 2020 (the “Additional Notes”), which mature on January 31, 2020, pursuant to an indenture governing the $250.0 million aggregate principal amount of 10.5% Senior Notes due 2020 that were issued on January 30, 2012 (the “Existing Notes”). The Additional Notes are treated as a single series with the Existing Notes and have substantially the same terms as those of the Existing Notes. The Additional Notes and the Existing Notes will vote as one class under the Indenture. In addition, on January 16, 2014, the Senior Secured Credit Agreement was amended to allow for the issuance of the Additional Notes.

On January 17, 2014, the Company completed its acquisition of Alleyton Resource Corporation, a Texas corporation, and Colorado Gulf, LP, a Texas limited partnership, and certain real property from Barten Shepard Investments, LP, a Texas limited partnership (“BSI”), collectively, referred to as “Alleyton”, for approximately $179.25 million, with an additional $30.75 million in deferred and contingent payments. The Alleyton acquisition consideration was funded through a portion of the net proceeds from the issue and sale of the Additional Notes.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands)

	June 28, 2014 (unaudited)	December 28, 2013 (audited)
Assets
Current assets:
Cash	$20,802	$14,917
Accounts receivable, net	143,768	99,337
Costs and estimated earnings in excess of billings	21,779	10,767
Inventories	119,171	96,432
Other current assets	13,235	13,181

Total current assets	318,755	234,634
Property, plant and equipment, less accumulated depreciation, depletion and amortization (June 28, 2014—$246,098 and December 28, 2013—$212,382)	920,513	831,778
Goodwill	317,323	127,038
Intangible assets, less accumulated amortization (June 28, 2014—$2,577 and December 28, 2013—$2,193)	15,275	15,147
Other assets	45,774	39,197

Total assets	$1,617,640	$1,247,794

Liabilities, Redeemable Noncontrolling Interest and Member’s Interest
Current liabilities:
Current portion of debt	$69,220	$30,220
Current portion of acquisition-related liabilities	19,039	10,635
Accounts payable	78,244	72,104
Accrued expenses	87,913	57,251
Billings in excess of costs and estimated earnings	4,902	9,263

Total current liabilities	259,318	179,473
Long-term debt	938,290	658,767
Acquisition-related liabilities	40,947	23,756
Other noncurrent liabilities	83,415	77,480

Total liabilities	1,321,970	939,476

Commitments and contingencies (see note 9)
Redeemable noncontrolling interest	26,825	24,767
Member’s interest:
Member’s equity	512,297	486,896
Accumulated deficit	(239,213)	(198,511)
Accumulated other comprehensive loss	(5,472)	(6,045)

Member’s interest	267,612	282,340
Noncontrolling interest	1,233	1,211

Total member’s interest	268,845	283,551

Total liabilities, redeemable noncontrolling interest and member’s interest	$1,617,640	$1,247,794

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Operations

(In thousands)

	Six months ended
	June 28, 2014	June 29, 2013
Revenue:
Product	$329,769	$237,181
Service	145,617	124,490

Total revenue	475,386	361,671

Cost of revenue (excluding items shown separately below):
Product	245,003	181,932
Service	115,434	95,984

Total cost of revenue	360,437	277,916

General and administrative expenses	70,355	73,395
Depreciation, depletion, amortization and accretion	40,695	36,026
Transaction costs	4,996	2,464

Operating income (loss)	(1,097)	(28,130)
Other (income) expense, net	(891)	163
Loss on debt financings	—	3,115
Interest expense	40,470	27,849

Income (loss) from continuing operations before taxes	(40,676)	(59,257)
Income tax benefit	(1,460)	(3,347)

Income (loss) from continuing operations	(39,216)	(55,910)
(Income) loss from discontinued operations	(349)	97

Net income (loss)	(38,867)	(56,007)
Net income (loss) attributable to noncontrolling interest	(569)	(1,518)

Net income (loss) attributable to member of Summit Materials, LLC	$(38,298)	$(54,489)

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Comprehensive Income (Loss)

(In thousands)

	Six months ended
	June 28, 2014	June 29, 2013
Net income (loss)	$(38,867)	$(56,007)
Other comprehensive (loss) income:
Postretirement curtailment adjustment	(1,346)	—
Postretirement liability adjustment	2,164	—

Other comprehensive income	818	—

Comprehensive income (loss)	(38,049)	(56,007)
Less comprehensive income (loss) attributable to the noncontrolling interest	(324)	(1,518)

Comprehensive income (loss) attributable to member of Summit Materials, LLC	$(37,725)	$(54,489)

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Cash Flows

(In thousands)

	Six months ended
	June 28, 2014	June 29, 2013
Cash flow from operating activities:
Net loss	$(38,867)	$(56,007)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, depletion, amortization and accretion	43,296	37,404
Financing fee amortization	470	1,629
Share-based compensation expense	1,138	1,114
Deferred income tax benefit	(525)	(2,969)
Net (gain) loss on asset disposals	(76)	5,574
Loss on debt financings	—	2,989
Other	559	755
(Increase) decrease in operating assets, net of acquisitions:
Account receivable, net	(28,917)	(11,610)
Inventories	(17,820)	(13,222)
Costs and estimated earnings in excess of billings	(10,246)	(13,688)
Other current assets	(2,128)	(491)
Other assets	2,214	(118)
Increase (decrease) in operating liabilities, net of acquisitions:
Accounts payable	3,589	6,691
Accrued expenses	8,511	(4,722)
Billings in excess of costs and estimated earnings	(4,361)	(1,493)
Other liabilities	(2,717)	404

Net cash used for operating activities	(45,880)	(47,760)

Cash flow from investing activities:
Acquisitions, net of cash acquired	(234,870)	(60,779)
Purchases of property, plant and equipment	(49,260)	(40,528)
Proceeds from the sale of property, plant and equipment	5,985	7,086
Other	757	—

Net cash used for investing activities	(277,388)	(94,221)

Cash flow from financing activities:
Proceeds from investment by member	24,350	—
Proceeds from debt issuances	424,750	189,681
Payments on long-term debt	(109,246)	(61,343)
Payments on acquisition-related liabilities	(4,259)	(3,426)
Financing costs	(6,354)	(2,707)
Other	(88)	—

Net cash provided by financing activities	329,153	122,205

Net increase (decrease) in cash	5,885	(19,776)
Cash—beginning of period	14,917	27,431

Cash—end of period	$20,802	$7,655

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Changes in Redeemable Noncontrolling Interest and Member’s Interest

(In thousands)

	Total Member’s Interest
	Member’s equity	Accumulated deficit	Accumulated other comprehensive loss	Noncontrolling interest	Total member’s interest	Redeemable noncontrolling interest
Balance—December 28, 2013	$486,896	$(198,511)	$(6,045)	$1,211	$283,551	$24,767
Contributed capital	24,350	—	—	—	24,350	—
Accretion/ redemption value adjustment	—	(2,404)	—	—	(2,404)	2,404
Net (loss) income	—	(38,298)	—	22	(38,276)	(591)
Other comprehensive income	—	—	573	—	573	245
Share-based compensation	1,051	—	—	—	1,051	—

Balance—June 28, 2014	$512,297	$(239,213)	$(5,472)	$1,233	$268,845	$26,825

Balance—December 29, 2012	$484,584	$(94,085)	$(9,130)	$1,059	$382,428	$22,850
Accretion/ redemption value adjustment	—	(1,788)	—	—	(1,788)	1,788
Net (loss) income	—	(54,489)	—	(30)	(54,519)	(1,488)
Share-based compensation	1,114	—	—	—	1,114	—

Balance—June 29, 2013	$485,698	$(150,362)	$(9,130)	$1,029	$327,235	$23,150

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands)

1.	SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Summit Materials, LLC (“Summit Materials”) is a vertically integrated construction materials company. Across its subsidiaries, it is engaged in the production and sale of aggregates, cement, ready-mixed concrete, asphalt paving mix and concrete products. Summit Materials, through its subsidiaries (collectively, the “Company”), owns and operates quarries, sand and gravel pits, a cement plant, cement distribution terminals, ready-mixed concrete plants, asphalt plants and landfill sites. It is also engaged in paving and related services. The Company is organized by geographic region and has three operating segments, which are also its reporting segments: the West; Central; and East regions.

Summit Materials is a wholly owned indirect subsidiary of Summit Materials Holdings L.P., whose major indirect owners are certain investment funds affiliated with Blackstone Capital Partners V L.P. and Silverhawk Summit, L.P.

The consolidated financial statements of the Company include the accounts of Summit Materials and its wholly and non-wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Basis of Presentation—These consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures typically included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. These unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as of and for the year ended December 28, 2013. The Company continues to follow the accounting policies set forth in those consolidated financial statements. Management believes that these consolidated interim financial statements include all adjustments, normal and recurring in nature, that are necessary to present fairly the financial position of the Company as of June 28, 2014, the results of operations and cash flows for the six month periods ended June 28, 2014 and June 29, 2013.

The Company’s fiscal year is based on a 52-53 week year with each quarter composed of 13 weeks ending on a Saturday. The 53 week year occurs approximately once every seven years. The additional week in the 53 week year will be included in the fourth quarter. The Company’s second quarter ended on June 28 and June 29 in 2014 and 2013, respectively. In 2013, Continental Cement Company, L.L.C. (“Continental Cement”), an indirect majority owned subsidiary of Summit Materials, changed its fiscal year to be consistent with the Company’s fiscal year. Prior to fiscal 2013, Continental Cement’s fiscal year was based on the calendar year with quarter-end dates of March 31, June 30, September 30 and December 31. The effect of this change to the Company’s financial position, results of operations and liquidity is immaterial.

Substantially all of the Company’s products and services are produced, consumed and performed outdoors, primarily in the spring, summer and fall. Seasonal changes and other weather-related conditions can affect the production and sales volumes of its products and delivery of its services. Therefore, the financial results for any interim period are not necessarily indicative of the results expected for the full year. Furthermore, the Company’s sales and earnings are sensitive to national, regional and local economic conditions and to cyclical changes in construction spending, among other factors.

Use of Estimates—Preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported and the disclosures about contingent assets and liabilities and reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivable, inventories, goodwill, intangibles and other long-lived assets, pension and other postretirement obligations and asset retirement obligations. Estimates also include revenue earned on contracts and costs to complete contracts; most of the Company’s construction work is performed under fixed unit-price contracts with state and local governmental entities. Management regularly evaluates its estimates and assumptions based on historical experience and other factors, including the current economic environment. Management adjusts such estimates and assumptions when circumstances dictate. As future events and their effects cannot be determined with precision, actual results can differ significantly from estimates made. Changes in estimates, including those resulting from continuing changes in the economic environment, are reflected in the Company’s consolidated financial statements during the period in which the change in estimate occurs.

Business and Credit Concentrations—The Company’s operations are conducted primarily across 17 states, with the most significant revenue generated in Texas, Kansas, Kentucky, Utah and Missouri. The Company’s accounts receivable consist primarily of amounts due from customers within these areas. Therefore, collection of these accounts is dependent on the economic conditions in the aforementioned states, as well as specific situations affecting individual customers. Credit granted within the Company’s trade areas has been granted to many customers, and management does not believe that any significant concentrations of credit exist with respect to individual customers or groups of customers. No single customer accounted for more than 10% of total revenue in the six month periods ended June 28, 2014 and June 29, 2013.

Fair Value Measurements—Certain acquisitions made by the Company require the payment of contingent amounts of purchase consideration. These payments are contingent on specified operating results being achieved in periods subsequent to the acquisition and will not be made if earn-out thresholds are not achieved. Contingent consideration obligations are measured at fair value each reporting period, and any adjustments to fair value are recognized in earnings in the period identified. As of June 28, 2014 and December 28, 2013, contingent consideration obligations of $3.6 million and $1.9 million were included in the non-current portion of acquisition-related liabilities and, as of June 28, 2014, $2.5 million was included in the current portion of acquisition related liabilities. The $4.2 million increase in contingent consideration obligations relates to the January 17, 2014 acquisition of Alleyton Resource Corporation, Colorado Gulf, LP and certain assets of Barten Shepard Investments, LP (collectively, “Alleyton”).

The fair value of the contingent consideration obligations approximated their carrying value of $6.1 million and $1.9 million as of June 28, 2014 and December 28, 2013, respectively. The fair values are based on unobservable, or Level 3, inputs, including projected probability-weighted cash payments and an 11.0% discount rate, which reflects a market discount rate. Changes in fair value may occur as a result of a change in actual or projected cash payments, the probability weightings applied by the Company to projected payments or a change in the discount rate. Significant increases or decreases in any of these inputs in isolation could result in a lower, or higher, fair value measurement. There were no material valuation adjustments to contingent consideration obligations in the six month periods ended June 28, 2014 or June 29, 2013.

Financial Instruments—The Company’s financial instruments include certain acquisition-related liabilities (deferred consideration and noncompete obligations) and debt. The fair value of the deferred consideration and noncompete obligations approximate their carrying value of $46.9 million and $6.9 million, respectively, as of June 28, 2014, and $28.3 million and $4.2 million, respectively, as of December 28, 2013. The $21.3 million increase in the deferred consideration and noncompete obligations primarily relate to the acquisitions completed in 2014. The fair value was determined based on unobservable, or Level 3 inputs, including the cash payment terms in the purchase agreements and a discount rate reflecting the Company’s credit risk.

The fair value of long-term debt approximated $990.8 million and $696.5 million as of June 28, 2014 and December 28, 2013, respectively, compared to its carrying value of $927.8 million and $663.0 million, respectively. Fair value was determined based on observable, or Level 2 inputs, such as interest rates, bond yields and quoted prices in inactive markets.

Redeemable Noncontrolling Interest—The Company owns all of the outstanding Class A Units of Continental Cement, which represent a 69.7% economic interest. Continental Cement’s Class B Units, which represent a 30.3% economic interest, are subordinate to the Class A Units. The Class B Units can be put to Continental Cement in the future based on the passage of time, which can be accelerated upon the occurrence of a contingent event; therefore, the noncontrolling interest of the Class B unit holders is classified in temporary equity. The redemption value was based upon the estimated fair value of Continental Cement at the date of acquisition and the Company has elected to accrete changes in the redemption value of the noncontrolling interest over the period from the date of issuance to the earliest anticipated redemption date, which is currently May 2016. The accretion is recognized through an adjustment to accumulated deficit. The redemption value of the redeemable noncontrolling interest as of June 28, 2014 and December 28, 2013 approximated its carrying value.

2.	ACQUISITIONS

The Company completed a number of immaterial acquisitions during 2014 and 2013. The operating results of the acquired businesses have been included in the Company’s results of operations since the respective dates of the acquisitions. Assets acquired and liabilities assumed are measured at their acquisition-date fair value. Goodwill recognized in connection with the Company’s acquisitions is primarily attributable to the expected profitability, assembled workforces and operational infrastructure of the acquired businesses and the synergies expected to result after integration of those acquired businesses. The purchase price allocation for the 2014 acquisitions has not been finalized due to the recent timing of the acquisitions.

2014 Acquisitions

West region

•	On March 31, 2014, the Company acquired all of the stock of Troy Vines, Inc., an integrated aggregates and ready-mixed concrete business headquartered in Midland, Texas, which serves the Permian Basin region of West Texas. The acquisition was funded with cash on hand.

•	On January 17, 2014, the Company acquired all of the membership interests of Alleyton Resource Corporation, Colorado Gulf, LP and certain assets of Barten Shepard Investments, LP, an aggregates and ready-mixed concrete business in Houston, Texas. The Alleyton acquisition was funded with a portion of the proceeds from the January 17, 2014 issue and sale of $260.0 million aggregate principal amount of 10.5% senior notes due 2020 by the Company.

East region

•	On June 9, 2014, the Company acquired all of the membership interests of Buckhorn Materials LLC, an aggregates quarry in South Carolina, and Construction Materials Group LLC, a sand pit in South Carolina. The acquisition was funded with borrowings under the Company’s revolving credit facility.

2013 Acquisitions

West region

•	On April 1, 2013, the Company acquired all of the membership interests of Westroc, LLC, an aggregates and ready-mixed concrete provider near Salt Lake City, Utah, with borrowings under the Company’s revolving credit facility.

Central region

•	On April 1, 2013, the Company acquired certain aggregates, ready-mixed concrete and asphalt assets of Lafarge North America, Inc. in and around Wichita, Kansas, with borrowings under the Company’s revolving credit facility.

3.	GOODWILL

Changes in the carrying amount of goodwill, by reportable segment, from December 28, 2013 to June 28, 2014 are summarized as follows:

	West	Central	East	Total
Balance, December 28, 2013	$54,249	$72,789	$—	$127,038
Acquisitions	164,125	—	26,160	190,285

Balance, June 28, 2014	$218,374	$72,789	$26,160	$317,323

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following as of June 28, 2014 and December 28, 2013:

	June 28, 2014	December 28, 2013
Trade accounts receivable	$131,026	$85,188
Retention receivables	14,185	15,966
Receivables from related parties	1,262	202

Accounts receivable	146,473	101,356
Less: Allowance for doubtful accounts	(2,705)	(2,019)

Accounts receivable, net	$143,768	$99,337

Retention receivables are amounts earned by the Company but held by customers until paving and related service contracts and projects are near completion or fully completed. Amounts are expected to be billed and collected within one year.

5.	INVENTORIES

Inventories consisted of the following as of June 28, 2014 and December 28, 2013:

	June 28, 2014	December 28, 2013
Aggregate stockpiles	$80,232	$70,300
Finished goods	14,104	11,207
Work in process	4,629	2,623
Raw materials	20,206	12,302

Total	$119,171	$96,432

6.	ACCRUED EXPENSES

Accrued expenses consist of the following as of June 28, 2014 and December 28, 2013:

	June 28,	December 28,
	2014	2013
Interest	$27,633	$16,456
Payroll and benefits	16,066	16,368
Capital lease obligations	13,528	2,068
Insurance	8,212	7,445
Taxes (1)	6,084	4,168
Professional fees	2,177	2,352
Other (2)	14,213	8,394

Total	$87,913	$57,251

(1)	Consists primarily of real estate, personal property and sales taxes.
(2)	Consists primarily of subcontractor, management fee and working capital settlement accruals.

7.	DEBT

Debt consisted of the following as of June 28, 2014 and December 28, 2013:

	June 28,	December 28,
	2014	2013
Revolver	$65,000	$26,000

Long-term debt:
$510.0 million senior notes, including a $17.3 million net premium at June 28, 2014 and $250 million senior notes, net of $4.0 million discount at December 28, 2013	527,319	245,971
$417.8 million credit facility, term loan, net of $2.6 million and $2.9 million discount at June 28, 2014 and December 28, 2013, respectively	415,191	417,016

Total	942,510	662,987
Current portion of long-term debt	4,220	4,220

Long-term debt	$938,290	$658,767

The contractual payments of long-term debt, including current maturities, for the five years subsequent to June 28, 2014, are as follows:

2014 (six months)	$2,110
2015	5,275
2016	4,220
2017	4,220
2018	3,165
2019	398,790
Thereafter	510,000

Total	927,780
Plus: Original issue net premium	14,730

Total debt	$942,510

Senior Notes—Summit Materials and its wholly-owned indirect subsidiary, Summit Materials Finance Corp. (“Finance Corp.” and, together with Summit Materials, the “Issuers”), are co-issuers of the 10.5% Senior Notes due January 31, 2020 (the “Senior Notes”) that have been issued under an indenture dated as of January 30, 2012 (as amended and supplemented, the “Indenture”). The Senior Notes bear interest at 10.5% per year, payable semi-annually in arrears. The Indenture contains covenants limiting, among other things, the ability of Summit Materials and its restricted subsidiaries to incur additional indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of the Company’s assets, enter into certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. The Indenture also contains customary events of default.

The Issuers issued $250.0 million aggregate principal amount of Senior Notes (the “Existing Notes”) in January 2012. On January 17, 2014, the Issuers issued an additional $260.0 million aggregate principal amount of Senior Notes (the “Additional Notes”), receiving proceeds of $282.8 million, before payment of fees and expenses and including a $22.8 million premium. The proceeds from the sale of the Additional Notes were used for the purchase of Alleyton, to make payments on the Company’s Revolver (discussed and defined below) and for general corporate purposes. The Additional Notes are treated as a single series with the Existing Notes and have substantially the same terms as those of the Existing Notes. The Additional Notes and the Existing Notes vote as one class under the Indenture.

Senior Secured Credit Facilities—The Company has a senior secured credit facilities (the “Senior Secured Credit Facilities”) providing for term loans in an aggregate amount of $422.0 million (the “Term Debt”) and revolving credit commitments in an aggregate amount of $150.0 million (the “Revolver”). The Company is required to make principal repayments of 0.25% of borrowings under the Term Debt on the last business day of each March, June, September and December. The current outstanding principal amount of Term Debt and applicable interest rate reflect the terms of a repricing consummated by the Company in February 2013, which included additional borrowings of $25.0 million, an interest rate reduction of 1.0% and a deferral of the March 2013 principal payment. The unpaid principal balance of Term Debt is due in full on the maturity date, which is January 30, 2019. On January 16, 2014, the Senior Secured Credit Facilities was amended to allow for the issuance of the Additional Notes.

The Revolver matures on January 30, 2017 and bears interest per annum equal to an applicable margin of 3.25% plus, at the Company’s option, either (i) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) the British Bankers Association London Interbank Offered Rate (“LIBOR”) plus 1.00% or (ii) a British Bankers Association LIBOR rate determined by reference to Reuters prior to the interest period relevant to such borrowing adjusted for certain additional costs. As of June 28, 2014, the borrowing capacity under the Revolver was $62.2 million, which is net of $22.8 million of outstanding letters of credit. The outstanding letters of credit are renewed annually and support required bonding on construction projects and the Company’s insurance liabilities.

The Company must adhere to certain financial covenants related to its borrowings under the Senior Secured Credit Facilities and interest leverage ratios, as defined in the Senior Secured Credit Facilities. The consolidated first lien net leverage ratio, reported each quarter, should be no greater than 4.75:1.0 from April 1, 2012 through June 30, 2014; 4.50:1.0 from July 1, 2014 to June 30, 2015, and 4.25:1.0 thereafter. The interest coverage ratio must be at least 1.70:1.0 from January 1, 2013 to December 31, 2014 and 1.85:1.0 thereafter.

As of June 28, 2014 and December 28, 2013, the Company was in compliance with all covenants applicable to the Senior Notes and the Senior Secured Credit Facilities. The Company’s wholly-owned subsidiary companies and its non wholly-owned subsidiary, Continental Cement, are named as issuers or guarantors, as applicable, of the Senior Notes and the Senior Secured Credit Facilities. In addition, the Company has pledged substantially all of its assets as collateral for the Senior Secured Credit Facilities.

Accrued interest on long-term debt as of June 28, 2014 and December 28, 2013 was $27.4 million and $17.1 million, respectively. Interest expense related to the debt totaled $36.5 million and $24.6 million for the six months ended June 28, 2014 and ended June 29, 2013, respectively. As of June 28, 2014 and December 28, 2013, $16.3 million and $11.5 million, respectively, of deferred financing fees were being amortized over the term of the debt using the effective interest method.

8.	INCOME TAXES

Summit Materials is a limited liability company and passes its tax attributes for federal and state tax purposes to its parent company and is generally not subject to federal or state income tax. However, certain subsidiary entities file federal and state income tax returns due to their status as C corporations. The provision for income taxes is composed of federal, state and local income taxes for the subsidiary entities that have C corporation status.

The effective income tax rate for these entities differs from the statutory federal rate primarily due to (1) depletion expense and domestic production activities deduction, which are allowed as deductions for tax purposes but not recorded under GAAP, (2) state income taxes and the effect of graduated tax rates and (3) certain non-recurring items, such as differences in the treatment of transaction costs, which are often not deductible for tax purposes.

As of June 28, 2014 and December 28, 2013, the Company has not recognized any liabilities for uncertain tax positions. The Company records interest and penalties as a component of the income tax provision. No material interest or penalties were recognized in income tax expense for the six month periods ended June 28, 2014 and June 29, 2013.

9.	COMMITMENTS AND CONTINGENCIES

The Company is party to certain legal actions arising from the ordinary course of business activities. Accruals are recorded when the outcome is probable and can be reasonably estimated in accordance with applicable accounting requirements. While the ultimate results of claims and litigation cannot be predicted with certainty, management expects that the ultimate resolution of all pending or threatened claims and litigation will not have a material effect on the Company’s consolidated results of operations, financial position or liquidity. The Company’s policy is to record legal fees as incurred.

Litigation and Claims—The Company is obligated under an indemnification agreement entered into with the sellers of Harper Contracting, Inc., Harper Sand and Gravel, Inc., Harper Ready Mix Company, Inc. and Harper Investments, Inc. (collectively, “Harper”) for the sellers’ ownership interests in a joint venture agreement. The Company has the rights to any benefits under the joint venture as well as the assumption of any obligations, but does not own equity interests in the joint venture. The joint venture incurred significant losses on a highway project in Utah, which resulted in requests for funding from the joint venture partners and, ultimately, from the Company. Through June 28, 2014, the Company has funded $8.8 million, of which $4.0 million was funded in 2012 and $4.8 million was funded in 2011. As of June 28, 2014 and December 28, 2013, an accrual of $4.3 million was recorded in other noncurrent liabilities for this matter.

During the course of business, there may be revisions to project costs and conditions that can give rise to change orders on construction contracts. Revisions can also result in claims made against a customer or subcontractor to recover project variances that have not been satisfactorily addressed through change orders with a customer. As of June 28, 2014 and December 28, 2013, unapproved change orders and claims totaled $4.0 million ($0.5 million in costs and estimated earnings in excess of billings, $1.2 million in accounts receivable and $2.3 million in other assets) and $3.2 million ($0.5 million in costs and estimated earnings in excess of billings and $2.7 million in other assets), respectively.

Environmental Remediation—The Company’s operations are subject to and affected by federal, state and local laws and regulations relating to the environment, health and safety and other regulatory matters. These operations require environmental operating permits, which are subject to modification, renewal and revocation. Management regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company’s business, as it is with other companies engaged in similar businesses, and there can be no assurance that environmental liabilities will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity in the future.

Other—In February 2011, the Company incurred a property loss related to a sunken barge with cement product aboard. During the six months ended June 29, 2013, the Company recorded a $1.8 million charge for costs to remove the barge from the waterway. As of June 28, 2014 and December 28, 2013, the Company had $0.4 million and $0.9 million, respectively, included in accrued expenses as management’s best estimate of the remaining costs to remove the barge.

In the ordinary course of business, the Company enters into various firm purchase commitments with terms generally less than one year for certain raw materials and services. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial position, results of operations or liquidity of the Company.

10.	SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is as follows:

	Six months ended
	June 28, 2014	June 29, 2013
Cash payments:
Interest	$25,881	$31,439
Income taxes	1,320	653

11.	SEGMENT INFORMATION

The Company has determined that it has three operating segments, which are its reportable segments: the West; Central; and East regions. These segments are consistent with the Company’s management reporting structure. Each region’s operations consist of various activities related to the production, distribution and sale of construction materials, products and the provision of construction services. Assets employed by segment include assets directly identified with those operations. Corporate assets consist primarily of cash, property, plant and equipment for corporate operations and other assets not directly identifiable with a reportable business segment. The accounting policies applicable to each segment are consistent with those used in preparing the consolidated financial statements. The following tables display selected financial data for the Company’s reportable segments:

	Six months ended
	June 28, 2014	June 29, 2013
Revenue:
West region	$267,130	$179,719
Central region	156,659	128,680
East region	51,597	53,272

Total revenue	$475,386	$361,671

	Six months ended
	June 28, 2014	June 29, 2013
Segment profit:
West region	$32,541	$85
Central region	28,400	19,182
East region	(1,406)	(2,377)
Corporate and other	(19,046)	(12,272)

Total reportable segments and corporate	40,489	4,618
Interest expense	40,470	27,849
Depreciation, depletion, amortization and accretion	40,695	36,026

Income (loss) from continuing operations before taxes	$(40,676)	$(59,257)

	Six months ended
	June 28, 2014	June 29, 2013
Cash paid for capital expenditures:
West region	$17,924	$14,194
Central region	23,372	19,826
East region	5,533	5,742

Total reportable segments	46,829	39,762
Corporate and other	2,431	766

Total capital expenditures	$49,260	$40,528

	Six months ended
	June 28, 2014	June 29, 2013
Depreciation, depletion, amortization and accretion:
West region	$14,414	$12,291
Central region	18,351	16,329
East region	7,288	7,362

Total reportable segments	40,053	35,982
Corporate and other	642	44

Total depreciation, depletion, amortization and accretion	$40,695	$36,026

	June 28, 2014	December 28, 2013
Total assets:
West region	$659,071	$383,544
Central region	694,582	657,421
East region	235,835	192,486

Total reportable segments	1,589,488	1,233,451
Corporate and other	28,152	14,343

Total	$1,617,640	$1,247,794

	Six months ended
	June 28, 2014	June 29, 2013
Revenue by product:*
Aggregates	$91,365	$68,304
Cement	33,387	30,914
Ready-mixed concrete	113,769	46,412
Asphalt	99,082	75,208
Paving and related services	199,420	171,946
Other	(61,637)	(31,113)

Total revenue	$475,386	$361,671

*	Revenue by product includes intracompany sales transferred at market value. The elimination of intracompany transactions is included in Other.

12.	RELATED PARTY TRANSACTIONS

The Company incurred certain management fees due to Blackstone Management Partners L.L.C. (“BMP”) totaling $2.3 million and $1.2 million during the six months ended June 28, 2014 and June 29, 2013, respectively. Under the terms of an agreement with Summit Materials Holdings L.P. and BMP, BMP provides monitoring, advisory and consulting services to the Company. In consideration for these services, the Company pays BMP the greater of $300,000 or 2.0% of the Company’s annual consolidated profit, as defined in the agreement. The management fees paid pursuant to this agreement are included in general and administrative expenses.

BMP also undertakes financial and structural analysis, due diligence investigations, corporate strategy and other advisory services and negotiation assistance related to acquisitions, for which the Company pays BMP a transaction fee equal to 1.0% of the aggregate enterprise value of any acquired entity or, if such transaction is structured as an asset purchase or sale, 1.0% of the consideration paid for or received in respect of the assets acquired or disposed. Under the terms of the agreement, BMP is permitted to assign, and has assigned, a portion of the fees to which it is entitled to Silverhawk Summit, L.P. and to certain other equity-holding current and former employees and board members. During the six months ended June 28, 2014, the Company paid BMP $2.3 million under this agreement and paid immaterial amounts to Silverhawk Summit, L.P. and to other equityholders. The acquisition-related fees paid pursuant to this agreement are included in transaction costs.

Blackstone Advisory Partners L.P., an affiliate of The Blackstone Group L.P., served as an initial purchaser of $13.0 million principal amount of the Additional Notes issued in January 2014 and received compensation in connection therewith.

In addition to the fees paid to BMP pursuant to the agreements described above, the Company reimburses BMP for direct expenses incurred, which were not material in the three and six month periods ended June 28, 2014 and June 29, 2013.

The Company had an immaterial amount and $0.4 million of revenue from unconsolidated affiliates during the six month periods ended June 28, 2014 and June 29, 2013, respectively. As of June 28, 2014 and December 28, 2013, accounts receivable from affiliates was zero and $0.4 million, respectively.

Cement sales to companies owned by a noncontrolling member of Continental Cement were approximately $6.2 million and $5.1 million during the six month periods ended June 28, 2014 and June 29, 2013, respectively. Accounts receivables due from the noncontrolling member were $1.2 million and $0.2 million as of June 28, 2014 and December 28, 2013, respectively. In addition, as of December 28, 2013, the Company had accrued interest payments of $0.7 million due to a certain noncontrolling member for a related party note, which the Company paid in the first quarter of 2014. The principal balance on the note was repaid in January 2012.

In the six months ended June 28, 2014, the Company sold certain assets associated with the production of concrete blocks, including inventory and equipment, to a related party for $2.3 million.

13.	SENIOR NOTES’ GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION

Summit Materials’ wholly-owned subsidiary companies other than Finance Corp. (“Wholly-owned Guarantors”) and non wholly-owned subsidiary, Continental Cement (“Non Wholly-owned Guarantor”), are named as guarantors (collectively, the “Guarantors”) of the Senior Notes. Certain other partially-owned subsidiaries, including a subsidiary of Continental Cement, do not guarantee the Senior Notes (collectively, the “Non-Guarantors”). Summit Materials (“Parent”) and Finance Corp. (collectively, the “Issuers”) were co-issuers of the Senior Notes. The Guarantors provide a joint and several, full and unconditional guarantee of the Senior Notes. There are no significant restrictions on Summit Materials ability to obtain funds from any of the Guarantor Subsidiaries in the form of dividends or loans. Additionally, there are no significant restrictions on a Guarantor Subsidiary’s ability to obtain funds from Summit Materials or its direct or indirect subsidiaries.

The following condensed consolidating balance sheets, statements of operations and cash flows are provided for the Issuers, the Non-Wholly-owned Guarantor, the Wholly-owned Guarantors and the Non-Guarantors. Earnings from subsidiaries are included in other income in the condensed consolidated statements of operations below. The financial information may not necessarily be indicative of results of operations, cash flows or financial position had the guarantor or non-guarantor subsidiaries operated as independent entities.

Condensed Consolidating Balance Sheets

June 28, 2014

	Issuers	Non-Wholly-owned Guarantor	Wholly- owned Guarantors	Non- Guarantors	Elim- inations	Consol- idated
Assets

Current assets:
Cash	$21,685	$7	$2,681	$4,723	$(8,294)	$20,802
Accounts receivable, net	—	12,338	128,876	4,922	(2,368)	143,768
Intercompany receivables	264,955	—	33,532	—	(298,487)	—
Cost and estimated earnings in excess of billings	—	—	21,018	761	—	21,779
Inventories	—	14,569	102,293	2,309	—	119,171
Other current assets	2,791	722	9,645	375	(298)	13,235

Total current assets	289,431	27,636	298,045	13,090	(309,447)	318,755
Property, plant and equipment, net	5,755	305,274	602,744	6,740	—	920,513
Goodwill	—	23,124	293,227	972	—	317,323
Intangible assets, net	—	592	14,683	—	—	15,275
Other assets	499,692	20,378	63,234	1,235	(538,765)	45,774

Total assets	$794,878	$377,004	$1,271,933	$22,037	$(848,212)	$1,617,640

Liabilities, Redeemable Noncontrolling Interest and Member’s Interest

Current liabilities:
Current portion of debt	$69,220	$1,018	$3,192	$—	$(4,210)	$69,220
Current portion of acquisition-related liabilities	1,141	—	17,898	—	—	19,039
Accounts payable	4,517	7,978	64,426	3,691	(2,368)	78,244
Accrued expenses	25,566	7,691	62,068	1,180	(8,592)	87,913
Intercompany payables	101,411	21,810	174,376	890	(298,487)	—
Billings in excess of costs and estimated earnings	—	—	4,877	25	—	4,902

Total current liabilities	201,855	38,497	326,837	5,786	(313,657)	259,318
Long-term debt	938,290	154,081	482,993	—	(637,074)	938,290
Acquisition-related liabilities	—	—	40,947	—	—	40,947
Other noncurrent liabilities	879	17,570	64,966	—	—	83,415

Total liabilities	1,141,024	210,148	915,743	5,786	(950,731)	1,321,970
Redeemable noncontrolling interest	—	—	—	—	26,825	26,825
Redeemable members’ interest	—	23,750	—	—	(23,750)	—
Total member’s interest	(346,146)	143,106	356,190	16,251	99,444	268,845

Total liabilities, redeemable noncontrolling interest and member’s interest	$794,878	$377,004	$1,271,933	$22,037	$(848,212)	$1,617,640

Condensed Consolidating Balance Sheets

December 28, 2013

	Issuers	Non-Wholly-owned Guarantor	Wholly- owned Guarantors	Non- Guarantors	Elim- inations	Consol- idated
Assets

Current assets:
Cash	$10,375	$9	$3,442	$3,631	$(2,540)	$14,917
Accounts receivable, net	—	4,587	93,102	3,100	(1,452)	99,337
Intercompany receivables	38,134	3,433	30,787	—	(72,354)	—
Cost and estimated earnings in excess of billings	—	—	10,539	228	—	10,767
Inventories	—	10,402	85,372	658	—	96,432
Other current assets	750	444	11,715	272	—	13,181

Total current assets	49,259	18,875	234,957	7,889	(76,346)	234,634
Property, plant and equipment, net	3,969	301,908	518,935	6,966	—	831,778
Goodwill	—	23,124	102,942	972	—	127,038
Intangible assets, net	—	642	14,505	—	—	15,147
Other assets	296,494	17,973	37,535	1,303	(314,108)	39,197

Total assets	$349,722	$362,522	$908,874	$17,130	$(390,454)	$1,247,794

Liabilities, Redeemable Noncontrolling Interest and Member’s Interest

Current liabilities:
Current portion of debt	$26,010	$1,018	$3,192	$—	$—	$30,220
Current portion of acquisition-related liabilities	2,000	—	8,635	—	—	10,635
Accounts payable	5,455	9,387	57,142	1,572	(1,452)	72,104
Accrued expenses	12,041	9,185	37,342	1,223	(2,540)	57,251
Intercompany payables	—	—	71,556	798	(72,354)	—
Billings in excess of costs and estimated earnings	—	—	8,837	426	—	9,263

Total current liabilities	45,506	19,590	186,704	4,019	(76,346)	179,473
Long-term debt	19,587	154,590	484,590	—	—	658,767
Acquisition-related liabilities	85	—	23,671	—	—	23,756
Other noncurrent liabilities	959	20,306	56,215	—	—	77,480

Total liabilities	66,137	194,486	751,180	4,019	(76,346)	939,476
Redeemable noncontrolling interest	—	—	—	—	24,767	24,767
Redeemable members’ interest	—	23,450	—	—	(23,450)	—
Total member’s interest	283,585	144,586	157,694	13,111	(315,425)	283,551

Total liabilities, redeemable noncontrolling interest and member’s interest	$349,722	$362,522	$908,874	$17,130	$(390,454)	$1,247,794

Condensed Consolidating Statements of Operations

For the six months ended June 28, 2014

	Issuers	Non-Wholly-owned Guarantor	Wholly- owned Guarantors	Non- Guarantors	Elim- inations	Consol- idated
Revenue	$—	$35,264	$427,717	$21,274	$(8,869)	$475,386

Cost of revenue (excluding items shown separately below)	—	27,626	328,318	13,362	(8,869)	360,437
General and administrative expenses	17,690	3,574	53,521	566	—	75,351
Depreciation, depletion, amortization and accretion	642	6,777	32,731	545	—	40,695

Operating (loss) income	(18,332)	(2,713)	13,147	6,801	—	(1,097)
Other expense (income), net	7,725	(1,358)	(1,553)	45	(5,750)	(891)
Interest expense	13,668	5,857	24,415	56	(3,526)	40,470

(Loss) income from continuing operations before taxes	(39,725)	(7,212)	(9,715)	6,700	9,276	(40,676)
Income tax benefit	(1,427)	—	(33)	—	—	(1,460)

(Loss) income from continuing operations	(38,298)	(7,212)	(9,682)	6,700	9,276	(39,216)
Income from discontinued operations	—	—	(349)	—	—	(349)

Net (loss) income	(38,298)	(7,212)	(9,333)	6,700	9,276	(38,867)
Net loss attributable to noncontrolling interest	—	—	—	—	(569)	(569)

Net (loss) income attributable to member of Summit Materials, LLC	$(38,298)	$(7,212)	$(9,333)	$6,700	$9,845	$(38,298)

Comprehensive (loss) income attributable to member of Summit Materials, LLC	$(38,298)	$(6,394)	$(9,333)	$6,700	$9,600	$(37,725)

Condensed Consolidating Statements of Operations

For the six months ended June 29, 2013

	Issuers	Non-Wholly-owned Guarantor	Wholly- owned Guarantors	Non- Guarantors	Elim- inations	Consol- idated
Revenue	$—	$32,799	$314,895	$20,486	$(6,509)	$361,671

Cost of revenue (excluding items shown separately below)	—	27,833	243,357	13,235	(6,509)	277,916
General and administrative expenses	2,896	5,083	67,296	584	—	75,859
Depreciation, depletion, amortization and accretion	44	5,532	29,938	512	—	36,026

Operating (loss) income	(2,940)	(5,649)	(25,696)	6,155	—	(28,130)
Other expense (income), net	51,549	(1,295)	1,529	174	(48,679)	3,278
Interest expense	—	5,423	24,095	239	(1,908)	27,849

(Loss) income from continuing operations before taxes	(54,489)	(9,777)	(51,320)	5,742	50,587	(59,257)
Income tax benefit	—	—	(3,347)	—	—	(3,347)

(Loss) income from continuing operations	(54,489)	(9,777)	(47,973)	5,742	50,587	(55,910)
Loss from discontinued operations	—	—	97	—	—	97

Net (loss) income	(54,489)	(9,777)	(48,070)	5,742	50,587	(56,007)
Net loss attributable to noncontrolling interest	—	—	—	—	(1,518)	(1,518)

Net (loss) income attributable to member of Summit Materials, LLC	$(54,489)	$(9,777)	$(48,070)	$5,742	$52,105	$(54,489)

Condensed Consolidating Statements of Cash Flows

For the six months ended June 28, 2014

	Issuers	Non-Wholly-owned Guarantor	Wholly- owned Guarantors	Non- Guarantors	Elim- inations	Consol- idated
Net cash (used in) provided by operating activities	$(18,665)	$(13,153)	$(13,412)	$168	$(818)	$(45,880)

Cash flow from investing activities:
Acquisitions, net of cash acquired	(181,754)	—	(53,116)	—	—	(234,870)
Purchase of property, plant and equipment	(2,428)	(11,829)	(34,666)	(337)	—	(49,260)
Proceeds from the sale of property, plant, and equipment	—	—	5,912	73	—	5,985
Other	—	—	(409)	—	1,166	757

Net cash used for investing activities	(184,182)	(11,829)	(82,279)	(264)	1,166	(277,388)

Cash flow from financing activities:
Proceeds from investment by member	24,350	—	—	1,166	(1,166)	24,350
Net proceeds from debt issuance	424,750	—	—	—	—	424,750
Loans received from and payments made on loans from other Summit Companies	(123,441)	25,234	104,121	22	(5,936)	—
Payments on long-term debt	(104,060)	(254)	(4,932)	—	—	(109,246)
Payments on acquisition-related liabilities	(1,000)	—	(3,259)	—	—	(4,259)
Financing costs	(6,354)	—	—	—	—	(6,354)
Other	(88)	—	(1,000)	—	1,000	(88)

Net cash provided by (used for) financing activities	214,157	24,980	94,930	1,188	(6,102)	329,153

Net increase (decrease) in cash	11,310	(2)	(761)	1,092	(5,754)	5,885

Cash—Beginning of period	10,375	9	3,442	3,631	(2,540)	14,917

Cash—End of period	$21,685	$7	$2,681	$4,723	$(8,294)	$20,802

Condensed Consolidating Statements of Cash Flows

For the six months ended June 29, 2013

	Issuers	Non-Wholly-owned Guarantor	Wholly- owned Guarantors	Non- Guarantors	Elim- inations	Consol- idated
Net cash (used in) provided by operating activities	$(28)	$(12,542)	$(39,989)	$4,799	$—	$(47,760)

Cash flow from investing activities:
Acquisitions, net of cash acquired	—	—	(60,779)	—	—	(60,779)
Purchase of property, plant and equipment	(766)	(15,214)	(23,514)	(1,034)	—	(40,528)
Proceeds from the sale of property, plant, and equipment	—	—	7,086	—	—	7,086

Net cash used for investing activities	(766)	(15,214)	(77,207)	(1,034)	—	(94,221)

Cash flow from financing activities:
Net proceeds from debt issuance	189,681	—	—	—	—	189,681
Loans received from and payments made on loans from other Summit Companies	(124,587)	27,367	100,970	(4,338)	588	—
Payments on long-term debt	(61,343)	—	—	—	—	(61,343)
Payments on acquisition-related liabilities	—	—	(3,426)	—	—	(3,426)
Financing costs	(2,707)	—	—	—	—	(2,707)

Net cash provided by (used for) financing activities	1,044	27,367	97,544	(4,338)	588	122,205

Net (decrease) increase in cash	250	(389)	(19,652)	(573)	588	(19,776)

Cash—Beginning of period	697	397	30,981	680	(5,324)	27,431

Cash—End of period	$947	$8	$11,329	$107	$(4,736)	$7,655

* * *

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member

of Summit Materials, LLC:

We have audited the accompanying consolidated balance sheets of Continental Cement Company, L.L.C. and subsidiary as of December 28, 2013 and December 31, 2012, and the related consolidated statements of operations, comprehensive income (loss), cash flows and changes in redeemable members’ interest and member’s interest for the years then ended. The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Continental Cement Company, L.L.C. and subsidiary as of December 28, 2013 and December 31, 2012, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

McLean, Virginia

March 7, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of

Summit Materials, LLC and Subsidiaries

We have audited the accompanying consolidated statements of operations, comprehensive (loss) income, changes in redeemable member’s interest and equity, and cash flows of Continental Cement Company, L.L.C. and Subsidiary (the “Company”) for the year ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements, present fairly, in all material respects, the results of operations and cash flows of Continental Cement Company, L.L.C. and Subsidiary for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/DELOITTE & TOUCHE LLP

McLean, Virginia

April 18, 2012

CONTINENTAL CEMENT COMPANY, L.L.C.

AND SUBSIDIARY

Consolidated Balance Sheets

December 28, 2013 and December 31, 2012

(In thousands, except unit amounts)

	2013	2012
Assets
Current assets:
Cash	$9	$599
Accounts receivable, net	7,353	9,924
Due from Affiliates	2,990	10,303
Inventories	10,402	7,073
Other current assets	482	815

Total current assets	21,236	28,714
Property, plant and equipment, net	306,204	291,666
Goodwill	24,096	24,096
Other assets	12,576	11,447

Total assets	$364,112	$355,923

Liabilities, Redeemable Members’ Interest and Member’s Interest
Current liabilities:
Current portion of long-term debt due to Summit Materials	$1,018	$965
Accounts payable	10,165	7,248
Accrued expenses	9,997	11,523

Total current liabilities	21,180	19,736
Long-term debt due to Summit Materials	154,590	155,394
Pension and post-retirement benefit obligations	19,457	25,568
Other noncurrent liabilities	850	1,524

Total liabilities	196,077	202,222

Commitments and contingencies (see note 9)
Redeemable members’ interest (100,000,000 Class B units issued and authorized)	23,450	22,850
Member’s interest:
Member’s equity (100 Class A units issued and authorized)	135,180	135,118
Retained earnings	17,029	7,764
Accumulated other comprehensive loss	(7,624)	(12,031)

Total member’s interest	144,585	130,851

Total liabilities, redeemable members’ interest and member’s interest	$364,112	$355,923

See accompanying notes to consolidated financial statements.

CONTINENTAL CEMENT COMPANY, L.L.C.

AND SUBSIDIARY

Consolidated Statements of Operations

Years ended December 28, 2013, December 31, 2012 and December 31, 2011

(In thousands)

	2013	2012	2011
Revenue:
Revenue from third parties:
Product	$64,181	$65,213	$57,804
Service	15,490	13,366	8,708
Revenue from related parties:
Product	16,578	16,303	12,269
Service	—	—	707

Total revenue	96,249	94,882	79,488

Cost of revenue (exclusive of items shown separately below):
Product	46,137	49,541	41,221
Service	9,105	8,778	6,500

Total cost of revenue	55,242	58,319	47,721
General and administrative expenses	8,367	6,706	4,761
Depreciation, depletion, amortization and accretion	11,812	10,479	9,984

Operating income	20,828	19,378	17,022
Other (income) expense, net	(90)	131	(61)
Interest expense	11,053	12,622	14,621

Net income	$9,865	$6,625	$2,462

See accompanying notes to consolidated financial statements.

CONTINENTAL CEMENT COMPANY, L.L.C.

AND SUBSIDIARY

Consolidated Statements of Comprehensive Income (Loss)

Years ended December 28, 2013, December 31, 2012 and December 31, 2011

(In thousands)

	2013	2012	2011
Net income	$9,865	$6,625	$2,462
Pension and postretirement liability adjustment	4,407	(3,648)	(5,675)

Comprehensive income (loss)	$14,272	$2,977	$(3,213)

See accompanying notes to consolidated financial statements.

CONTINENTAL CEMENT COMPANY, L.L.C.

AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 28, 2013, December 31, 2012 and December 31, 2011

(In thousands)

	2013	2012	2011
Cash flow from operating activities:
Net income	$9,865	$6,625	2,462
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion, amortization and accretion	11,812	10,479	9,984
Other	801	(78)	308
Decrease (increase) in operating assets:
Accounts receivable	2,695	(1,924)	(1,232)
Inventories	(3,329)	2,841	(3,191)
Other current assets	333	58	(251)
Other assets	(1,304)	308	(2,872)
Increase (decrease) in operating liabilities:
Accounts payable	2,093	(907)	865
Accrued expenses	(1,574)	6,685	650
Pension and post-retirement benefit obligations	(1,704)	(1,368)	(1,644)
Other liabilities	(1,099)	(340)	(48)

Net cash provided by operating activities	18,589	22,379	5,031

Cash flow from investing activities:
Loans to and repayments from affiliates, net	7,118	(10,220)	—
Purchases of property, plant and equipment	(25,594)	(12,805)	(7,110)
Proceeds from the sale of property, plant and equipment	3	69	168
Other	—	(79)	—

Net cash used for investing activities	(18,473)	(23,035)	(6,942)

Cash flow from financing activities:
Proceeds from borrowings	—	7,000	36,500
Principal payments on long-term debt	(750)	(5,783)	(34,500)
Other	44	(17)	(43)

Net cash provided by financing activities	(706)	1,200	1,957

Net (decrease) increase in cash	(590)	544	46
Cash—beginning of period	599	55	9

Cash—end of period	$9	$599	55

See accompanying notes to consolidated financial statements.

CONTINENTAL CEMENT COMPANY, L.L.C.

AND SUBSIDIARY

Consolidated Statements of Changes in Redeemable Members’ Interest and Member’s Interest

Years ended December 28, 2013, December 31, 2012 and December 31, 2011

(In thousands)

	Redeemable members’ interest	Member’s equity	Retained earnings	Accumulated other comprehensive (loss) income	Total member’s interest
Balance—December 31, 2010	$21,650	$135,000	$(123)	$(2,708)	$132,169
Accretion of redeemable members’ interest	600	—	(600)	—	(600)
Other comprehensive loss	—	—	—	(5,675)	(5,675)
Net income	—	—	2,462	—	2,462
Share-based compensation	—	56	—	—	56

Balance—December 31, 2011	22,250	135,056	1,739	(8,383)	128,412
Accretion of redeemable members’ interest	600	—	(600)	—	(600)
Other comprehensive loss	—	—	—	(3,648)	(3,648)
Net income	—	—	6,625	—	6,625
Share-based compensation	—	62	—	—	62

Balance—December 31, 2012	22,850	135,118	7,764	(12,031)	130,851
Accretion of redeemable members’ interest	600	—	(600)	—	(600)
Other comprehensive income	—	—	—	4,407	4,407
Net income	—	—	9,865	—	9,865
Share-based compensation	—	62	—	—	62

Balance—December 28, 2013	$23,450	$135,180	$17,029	$(7,624)	$144,585

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Tables in thousands)

(1)	Summary of Organization and Significant Accounting Policies

(a)	Business Activities and Organization

Continental Cement Company, L.L.C. (the “Company” or “Continental Cement”) produces Portland cement at its plant located in Hannibal, Missouri. Cement distribution terminals are maintained in Hannibal and St. Louis, Missouri and Bettendorf, Iowa. The Company’s primary customers are ready-mixed concrete and concrete products producers and contractors located in the Midwestern United States.

Green America Recycling, L.L.C. (“GAR”), a wholly owned subsidiary of the Company, is engaged in the business of securing, processing and blending hazardous and nonhazardous waste materials primarily for use as supplemental fuels in Continental Cement’s manufacturing process. GAR’s primary customers are commercial transportation disposal facilities and petroleum and chemical manufacturers located in the continental United States.

The Company, a Delaware limited liability company, is governed by the Amended and Restated Continental Cement Limited Liability Company Agreement (as amended, the “LLC Agreement”). As such, liability of the Company’s members is generally limited to the amount of their net investment in the Company. Continental Cement is an indirect non–wholly owned subsidiary of Summit Materials, LLC (“Summit Materials”).

In 2013, Continental Cement changed its fiscal year from a calendar year to a 52-week year with each quarter composed of 13 weeks ending on a Saturday, consistent with that of Summit Materials. Continental Cement’s fiscal year end in 2013 was December 28 compared to the calendar year ended December 31 in 2012 and 2011. The effect of this change to Continental Cement’s financial position, results of operations and liquidity was immaterial.

(b)	Principles of Consolidation

The consolidated financial statements of the Company include the accounts of Continental Cement and its wholly owned subsidiary, GAR. All significant intercompany balances and transactions have been eliminated.

(c)	Use of Estimates

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), which require management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of expenses. Such estimates include the valuation of accounts receivable, inventories, goodwill, intangible and other long-lived assets, pension and other postretirement obligations, asset retirement obligations and the redeemable members’ interest. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. Management adjusts such estimates and assumptions when circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from estimates made. Changes in estimates, including those resulting from continuing changes in the economic environment, will be reflected in the Company’s consolidated financial statements in the period in which the change in estimate occurs.

(d)	Business and Credit Concentrations

The Company’s customers are primarily located in Missouri, Iowa and Illinois. The Company’s accounts receivable balances are due primarily from ready-mixed concrete and concrete products producers and contractors within this area. Collection of these accounts is, therefore, dependent on the economic conditions of the area. However, credit granted within the Company’s trade area has been granted to a wide variety of customers, and management does not believe that any significant concentrations of credit exist with respect to individual customers or groups of customers who are engaged in similar activities that would be similarly affected by changes in economic or other conditions. The Company had approximately 16%, 13% and 14%, of cement sales with companies owned by a certain minority owner of the Company for the years ended December 28, 2013, December 31, 2012 and December 31, 2011, respectively.

(e)	Accounts Receivable

Accounts receivable is stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollected amounts through a charge to earnings and a credit to the allowance for doubtful accounts based on its assessment of the status of individual accounts. In establishing the allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the amount of receivables in dispute, the current receivables aging and current payment terms. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts. Changes in the allowance for doubtful accounts have not been material to the consolidated financial statements.

(f)	Revenue Recognition

Revenue from the sale of cement is recognized when evidence of an arrangement exists, the fee is fixed or determinable, title passes, which is generally when the product is shipped, and collection is reasonably assured. Cement sales are recorded net of discounts, allowances and sales taxes, as applicable. The Company records freight revenue on a net basis together with freight costs within cost of sales.

Revenue from the receipt of waste fuels is recognized when the waste is accepted and a corresponding liability is recognized for the costs to process the waste into fuel for the manufacturing of cement or to ship the waste offsite for disposal in accordance with applicable regulations.

(g)	Inventories

Inventories of raw materials, work in process and finished goods are carried at the lower of cost (determined using the average cost method) or market. If items become obsolete or otherwise unusable, they will be charged to costs of production when that determination is made by management.

(h)	Property, Plant and Equipment, net

Property, plant and equipment are recorded at cost, less accumulated depreciation and depletion. Expenditures for additions and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repair and maintenance costs that do not substantially extend the life of the Company’s property, plant and equipment are expensed as incurred.

Upon disposal, the cost and related accumulated depreciation are removed from the Company’s accounts and any gain or loss is included in operating income.

Depreciation on property, plant and equipment is computed on a straight-line basis. These estimated useful lives are as follows:

Building and improvements	30 – 40 years
Plant, machinery and equipment	3 – 40 years
Mobile equipment and barges	3 – 20 years
Other	3 – 7 years

Depletion of mineral reserves is calculated over proven and probable reserves by the units of production method on a site-by-site basis.

The Company reviews the carrying value of property, plant and equipment for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Such indicators may include, among others, deterioration in general economic conditions, negative developments in equity and credit markets, adverse changes in the markets in which an entity operates, increases in input costs that have a negative effect on earnings and cash flows or a trend of negative or declining cash flows over multiple periods.

(i)	Accrued Mining Reclamation

The mining reclamation obligations are based on management’s estimate of future cost requirements to reclaim property at quarry sites. Estimates of these obligations have been developed based on management’s interpretation of current requirements and proposed regulatory changes and are intended to approximate fair value. Costs are estimated in current dollars, inflated until the expected time of payment, using an inflation rate of 2.5%, and then discounted back to present value using a risk-free rate on obligations of similar maturity, adjusted to reflect the Company’s credit rating. Changes in the credit-adjusted, risk-free rate do not change recorded liabilities. However, subsequent increases in the recognized obligations are measured using a current credit-adjusted, risk-free rate. Decreases in the recognized obligations are measured at the initial credit-adjusted, risk-free rate.

Significant changes in inflation rates or the amount or timing of future cost estimates typically result in both (1) a current adjustment to the recorded liability (and corresponding adjustment to the asset) and (2) a change in accretion of the liability and depreciation of the asset to be recorded prospectively over the remaining capacity of the unmined quarry.

(j)	Goodwill

Goodwill is the excess of cost over the fair value of net assets of businesses acquired and was $24.1 million as of December 28, 2013 and December 31, 2012. Goodwill is not amortized, but is tested annually for impairment and whenever events or circumstances change that would make it more likely than not that an impairment may have occurred.

Continental Cement performs an annual impairment analysis as of the first day of the fourth quarter of each fiscal year for its one reporting unit. The first step of the goodwill impairment test compares the fair value of the reporting unit to its carrying value. Management estimates the fair value of the reporting unit primarily based on the discounted projected cash flows of the underlying operations. A number of significant assumptions and estimates are required to forecast operating cash flows, including macroeconomic trends in the private construction and public infrastructure industries, expected success in securing future sales and the appropriate interest rate used to discount the projected cash flows. During the 2013 and 2012 annual reviews of goodwill, management concluded that the estimated fair value of the reporting unit was substantially in excess of its carrying value, resulting in no indication of impairment. The Company has recorded no goodwill impairment charges to date.

(k)	Income Taxes

Continental Cement and GAR are limited liability companies that pass their tax attributes for federal and state tax purposes to their members and are generally not subject to federal or state income tax.

(m)	Reclassifications

Certain amounts have been reclassified in prior periods to conform to the presentation in the consolidated financial statements as of and for the year ended December 28, 2013.

(2)	Accounts Receivable, net

Accounts receivable, net consists of the following as of year-end 2013 and 2012:

	2013	2012
Trade accounts receivable from unaffiliated entities	$6,961	$8,859
Trade accounts receivable from related parties	422	1,193

Accounts receivable	7,383	10,052
Less: allowance for doubtful accounts	(30)	(128)

Accounts receivable, net	$7,353	$9,924

(3)	Inventories

Inventories consist of the following as of year-end 2013 and 2012:

	2013	2012
Raw materials	$972	$475
Work-in-process	2,623	2,248
Finished goods	6,807	4,350

Total inventories	$10,402	$7,073

(4)	Property, Plant and Equipment, net

Property, plant and equipment, net consist of the following as of year-end 2013 and 2012:

	2013	2012
Land (non-mineral bearing)	$4,605	$4,605
Land (mineral bearing) and asset retirement costs	16,524	15,449
Buildings and improvements	40,795	40,681
Plants, machinery and equipment	247,681	231,454
Mobile equipment and barges	8,060	7,859
Construction in progress	23,394	15,301
Other	1,845	1,373

Property, plant and equipment	342,904	316,722
Less accumulated depreciation, depletion and amortization	(36,700)	(25,056)

Property, plant and equipment, net	$306,204	$291,666

The Company is developing an underground mine through which over 200 years of limestone reserves may be accessed. Limestone is a raw material used in the production of cement. As of year-end 2013 and 2012, the underground mine development costs included in construction in progress totaled $22.9 million and $6.6 million, respectively. Costs for mine development are capitalized and include costs incurred for site preparation and development of the mine.

Depreciation and depletion expense of property, plant and equipment was $11.6 million, $10.3 million and $9.8 million, for the years ended December 28, 2013, December 31, 2012 and December 31, 2011, respectively.

(5)	Accrued Expenses

Accrued expenses and other liabilities consist of the following as of year-end 2013 and 2012:

	2013	2012
Accrued interest due to Summit Materials	$3,848	$4,283
Accrued interest due to noncontrolling interest	723	2,149
Accrued post-retirement benefits other than pensions, current portion	1,268	1,055
Accrued professional fees	340	400
Accrued payroll, insurance and benefits	758	897
Accrued bonus liability	884	1,153
Accrued costs to remove barge from waterway	880	850
Other	1,296	736

Total	$9,997	$11,523

(6)	Long-Term Debt

Long-term debt, including the current portion of long-term debt, was $155.6 million and $156.4 million as of year-end 2013 and 2012, respectively. Interest costs incurred were $11.1 million, $12.6 million and $14.6 million for the years ended December 28, 2013, December 31, 2012 and December 31, 2011, respectively. The interest rate in effect at December 28, 2013 was 3.7%.

On January 30, 2012, Summit Materials refinanced its consolidated outstanding indebtedness, including $142.7 million of the Company’s indebtedness and interest thereon, by issuing $250.0 million aggregate principal amount of 10.5% Senior Notes due January 31, 2020 (the “Senior Notes”) and borrowing under its senior secured credit facilities composed of $422.0 million in term loans as of December 28, 2013 that mature January 30, 2019 and a $150.0 million revolving credit facility that matures January 30, 2017 (the “Senior Secured Credit Facilities”). As a result of the January 2012 financing transactions, Continental Cement’s existing debt was repaid by Summit Materials and was replaced by $156.8 million of long-term debt due to Summit Materials. In addition, Continental Cement recognized a charge to earnings of $0.3 million related to financing fees on the debt repaid.

The terms of Summit Materials’ debt limit certain transactions of its subsidiaries, including those of Continental Cement. Continental Cement’s ability to incur additional indebtedness or issue certain preferred shares, pay dividends to the noncontrolling members, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets, enter into certain transactions with affiliates are limited.

Continental Cement, excluding GAR, is named as a guarantor of Summit Materials’ debt, for which the Company pledged substantially all of its assets as collateral. Continental Cement, excluding GAR, provides a joint and several, full and unconditional guarantee of Summit Materials’ debt. Summit Materials is and has been current on all required principal and interest payments. As of December 28, 2013, approximately $95.3 million and $60.3 million of the Company’s long-term debt due to Summit Materials represent the amount of Summit Materials’ debt under the Senior Secured Credit Facilities and Senior Notes, respectively, that has been allocated to the Company.

Future maturities of long-term debt due to Summit Materials as of December 28, 2013 are as follows:

2014	$1,018
2015	1,018
2016	1,273
2017	1,018
2018	764
Thereafter	150,517

Total	$155,608

(7)	Members’ Interest

Business affairs of the Company are managed by a board of directors (the “Board”) composed of up to seven Directors. As of December 28, 2013 and December 31, 2012, Summit Materials is entitled to appoint four directors to the Board and members representing the noncontrolling interest are entitled to appoint three directors to the Board. Any director may be removed from the Board with or without cause at any time by the directors entitled to appoint such Director.

The LLC Agreement provides that resolutions of the Board generally require the consent of at least a majority of the Directors.

The Company had 100 Class A Units issued and outstanding as of December 28, 2013 and December 31, 2012, all of which were indirectly held by Summit Materials. The Class A Units represent an approximately 70% economic interest in the Company and they have a preference in liquidation to the Class B Units. Class A Units are entitled to a priority distribution which accrues daily and compounds annually and requires that Continental Cement make distributions ahead of the Class B Units up to an amount equal to the capital contributions made by Summit Materials in respect to the Class A Units, plus interest on such capital contributions of 11%, to Class A Unit holders prior to making distributions to the Class B Unit holders. To the extent that the priority return is not made in a given year, the amount of the priority return will increase the liquidation preference of the Class A Units.

The Company had 100,000,000 Class B Units issued and outstanding as of December 28, 2013 and December 31, 2012. The Class B Units represent an approximately 30% economic interest in the Company and are subordinate to the Class A Units.

The LLC Agreement provides Summit Materials with the right to require the Company to call all of the Class B Units at a strike price that approximates fair value after May 27, 2016, either in anticipation of Summit Materials effecting an initial public offering or if an initial public offering has already occurred. In addition, subject to certain conditions, holders of the Class B Units have the right to require the Company to purchase all of the Class B Units at a strike price that approximates fair value, exercisable after May 27, 2012 if there is a change of control of Summit Materials or at any time after May 27, 2016. The LLC Agreement also includes transfer restrictions which prohibit the Class B Unit holders from transferring their Class B Units without the consent of the Board until May 27, 2015.

Because the Class B Units can be put to the Company by the Class B Unit holders in the future based on the passage of time, which can be accelerated upon the occurrence of a contingent event, the noncontrolling members’ interest is classified in temporary equity. The redemption value is based upon the estimated fair value of Continental Cement, which is valued using Level 3 inputs. Continental Cement elected to accrete changes in the redemption value of the noncontrolling interest over the period from the date of issuance to the earliest anticipated redemption date of the instrument, which is currently May 2016, using an interest method. The accretion is recorded as an adjustment to retained earnings. The redemption value of the redeemable members’ interest as of year-end 2013 and 2012 approximated its carrying value.

Net earnings or losses are generally allocated in a manner such that the capital account of each Member is equal to the distributions that would be made to such Member if the Company were dissolved, its affairs wound up, its assets and liabilities settled for cash and the net assets of the Company were distributed in accordance with the LLC Agreement.

(8)	Employee Benefit Plans

Deferred Compensation Plan

The Company sponsors an Employee 401(k) Savings Plan for all salaried employees and certain union employees. The plan provides for various required and discretionary Company matches of employees’ eligible compensation contributed to the plan and a discretionary profit sharing contribution as determined by the Company’s Board of Directors. The Company’s contributions to the plan were $0.5 million, $0.4 million and $0.3 million, for the years ended December 28, 2013, December 31, 2012 and December 31, 2011, respectively.

Defined Benefit Plans and Other Postretirement Benefits

Continental Cement sponsors two noncontributory defined benefit pension plans for hourly and salaried employees. The salaried employee pension plan was closed to new participants and frozen in January 2000 and the hourly employee pension plan was closed to new participants in May 2003 and frozen in January 2014. Pension benefits for certain eligible hourly employees are based on a monthly pension factor for each year of credited service. Pension benefits for certain eligible salaried employees are generally based on years of service and average eligible compensation.

Continental Cement also sponsors an unfunded healthcare and life insurance benefits plan for certain eligible retired employees. The retiree healthcare and life insurance plan was closed for salaried employees in January 2003 and hourly employees in July 2006. Effective January 1, 2012, the Company eliminated all future retiree health and life coverage for active salaried, nonunion hourly and certain union employees that retire on or after January 1, 2012. Effective January 1, 2014, the plan was amended to eliminate all future retiree health and life coverage for the remaining union employees.

The funded status of the pension and other postretirement benefit plans is recognized in the consolidated balance sheets as the difference between the fair value of plan assets and the benefit obligations. For defined benefit pension plans, the benefit obligation is the projected benefit obligation (“PBO”) and for the other postretirement benefit plans the benefit obligation is the accumulated postretirement benefit obligation (“APBO”). The PBO represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels. However, since the plans’ participants are not subject to future compensation increases, the plans’ PBO equals the APBO. The APBO represents the actuarial present value of postretirement benefits attributed to employee services already rendered. The fair value of plan assets represents the current market value of assets held by an irrevocable trust fund for the sole benefit of participants. The measurement of the benefit obligation is based on Continental Cement’s estimates and actuarial valuations provided by third-party actuaries. These valuations reflect the terms of the plan and use participant-specific information such as compensation, age and years of service, as well as certain assumptions that require significant judgment, including estimates of discount rates, expected return on plan assets, rate of compensation increases, interest crediting rates and mortality rates.

The Company uses its fiscal year-end as the measurement date for its defined benefit pension and other postretirement benefit plans.

Obligations and Funded Status—The following information is as of year-end 2013 and 2012 and for the years ended December 28, 2013, December 31, 2012 and December 31, 2011:

	2013		2012
	Pension benefits	Other benefits	Pension benefits	Other benefits
Change in benefit obligations:
Beginning of period	$28,674	$15,810	$26,514	$14,467
Service cost	295	236	276	207
Interest cost	963	513	1,055	585
Actuarial (gain) loss	(2,674)	(1,048)	2,347	1,597
Special termination benefits	—	39	—	—
Benefits paid	(1,614)	(1,395)	(1,518)	(1,046)

End of period	25,644	14,155	28,674	15,810

Change in fair value of plan assets:
Beginning of period	17,863	—	16,639	—
Actual return on plan assets	1,512	—	1,205	—
Employer contributions	1,313	1,395	1,537	1,046
Benefits paid	(1,614)	(1,395)	(1,518)	(1,046)

End of period	19,074	—	17,863	—

Funded status of plans	$(6,570)	$(14,155)	$(10,811)	$(15,810)

Current liabilities	$—	$(1,268)	$—	$(1,055)
Noncurrent liabilities	(6,570)	(12,887)	(10,811)	(14,755)

Liability recognized	$(6,570)	$(14,155)	$(10,811)	$(15,810)

Amounts recognized in accumulated other comprehensive income:
Net actuarial loss	$4,831	$4,139	$8,056	$5,501
Prior service cost	—	(1,346)	—	(1,526)

Total amount recognized	$4,831	$2,793	$8,056	$3,975

The amount recognized in accumulated other comprehensive income (“AOCI”) is the actuarial loss, which has not yet been recognized in periodic benefit cost. At December 28, 2013, the actuarial loss expected to be amortized from AOCI to periodic benefit cost in 2014 is $0.1 million and $0.2 million for the pension and postretirement obligations, respectively.

	2013		2012		2011
	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
Amounts recognized in other comprehensive (gain) loss:
Net actuarial (gain) loss	$(2,838)	$(1,048)	$2,444	$1,597	$4,066	$3,390
Prior service cost	—	180	—	—	—	(1,705)
Amortization of prior year service cost	—	—	—	180	—	—
Amortization of (gain) loss	(387)	(314)	(261)	(312)	(5)	(71)

Total amount recognized	$(3,225)	$(1,182)	$2,183	$1,465	$4,061	$1,614

Components of net periodic benefit cost:
Service cost	$295	$236	$276	$207	$275	$227
Interest cost	963	513	1,055	585	1,161	710
Amortization of loss	387	314	262	312	5	69
Expected return on plan assets	(1,348)	—	(1,301)	(180)	(1,400)	—
Special termination benefits	—	39	—	—	—	—
Amortization of Prior Service Credit	—	(180)	—	—	—	—

Net periodic benefit cost	$297	$922	$292	$924	$41	$1,006

Assumptions—Weighted-average assumptions used to determine the benefit obligations as of year-end 2013 and 2012 are:

	2013		2012
	Pension benefits	Other benefits	Pension benefits	Other benefits
Discount rate	4.21% - 4.46%	4.33%	3.30% - 3.57%	3.41%
Expected long-term rate of return on plan assets	7.50%	N/A	7.50%	N/A

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 28, 2013, December 31, 2012 and December 31, 2011:

	2013		2012		2011
	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
Discount rate	3.30% - 3.57%	3.41%	3.89% - 4.07%	4.00%	4.94% - 5.12.%	5.07%
Expected long-term rate of return on plan assets	7.50%	N/A	7.50%	N/A	8.50%	N/A

The expected long-term return on plan assets is based upon the plans’ consideration of historical and forward-looking returns and the Company’s estimation of what a portfolio, with the target allocation described below, will earn over a long-term horizon. The discount rate is derived using the Citigroup Pension Discount Curve.

Assumed health care cost trend rates are 9% grading to 7% and 9% grading to 7% as of year end 2013 and 2012, respectively. Assumed health care cost trend rates have a significant effect on the amounts reported for the Company’s post-retirement medical and life plans. A one percentage-point change in assumed health care cost trend rates would have the following effects as of year-end 2013 and 2012:

	2013		2012
	Increase	Decrease	Increase	Decrease
Total service cost and interest cost components	$66	$(55)	$73	$(63)
Estimated APBO	1,251	(1,073)	1,555	(1,331)

Plan Assets—The defined benefit pension plans’ (the “Plans”) investment strategy is to minimize investment risk while generating acceptable returns. The Plans currently invest a relatively high proportion of their assets in fixed income securities, while the remainder is invested in equity securities, cash reserves and precious metals. The equity securities are diversified into funds with growth and value investment strategies. The target allocation for plan assets is as follows: equity securities—30%; fixed income securities—63%; cash reserves—5%; and precious metals—2%. The Plans’ current investment allocations are within the tolerance of the target allocation.

Fair value determinations are based on the following hierarchy, which prioritizes the inputs used to measure fair value:

•	Level 1—Quoted prices in active markets for identical assets and liabilities

•	Level 2—Observable inputs, other than quoted prices, for similar assets or liabilities in active markets

•	Level 3—Unobservable inputs, which includes the use of valuation models

The Company had no Level 3 investments as of or during the years ended December 28, 2013 and December 31, 2012. At year-end 2013 and 2012, the Plans’ assets were invested predominantly in publicly traded fixed-income securities and equities, but may invest in other asset classes in the future subject to the parameters of the investment policy. The Plans’ investments in fixed-income assets include U.S. Treasury and U.S. agency securities and corporate bonds. The Plans’ investments in equities include

U.S. and international securities and equity funds. The Company estimates the fair value of the Plans’ assets using various valuation techniques and, to the extent available, quoted market prices in active markets or observable market inputs. The descriptions and fair value methodologies for the Plans’ assets are as follows:

Fixed Income Securities—Corporate and government bonds are classified as Level 2 assets, as they are either valued at quoted market prices from observable pricing sources at the reporting date or valued based upon comparable securities with similar yields and credit ratings.

Equity Securities—Equity securities are valued at the closing market price reported on a U.S. exchange where the security is actively traded and are therefore classified as Level 1 assets.

Cash—The carrying amounts of cash approximate fair value due to the short-term maturity.

Precious Metals—Precious metals are valued at the closing market price reported on a U.S. exchange where the security is actively traded and are therefore classified as Level 1 assets.

The fair value of the Company’s pension plans’ assets by asset class and fair value hierarchy level as of year-end 2013 and 2012 are as follows:

	2013
	Total fair value	Quoted prices in active markets for identical assets (Level 1)	Observable inputs (Level 2)
Fixed income securities:
Intermediate—government	$1,647	$—	$1,647
Intermediate—corporate	3,138	—	3,138
Short-term—government	2,168	—	2,168
Short-term—corporate	4,040	—	4,040
Equity securities:
U.S. Large cap value	1,221	1,221	—
U.S. Large cap growth	1,536	1,536	—
U.S. Mid cap value	600	600	—
U.S. Mid cap growth	603	603	—
U.S. Small cap value	610	610	—
U.S. Small cap growth	599	599	—
International	889	889	—
Cash	1,665	1,665	—
Precious metals	358	358	—

Total	$19,074	$8,081	$10,993

	2012
	Total fair value	Quoted prices in active markets for identical assets (Level 1)	Observable inputs (Level 2)
Fixed income securities:
Intermediate—government	$1,247	$—	$1,247
Intermediate—corporate	4,402	—	4,402
Short-term—government	2,038	—	2,038
Short-term—corporate	3,123	—	3,123
Equity securities:
U.S. Large cap value	1,063	1,063	—
U.S. Large cap growth	1,037	1,037	—
U.S. Mid cap value	542	542	—
U.S. Mid cap growth	536	536	—
U.S. Small cap value	546	546	—
U.S. Small cap growth	539	539	—
International	1,134	1,134	—
Cash	1,656	1,656	—

Total	$17,863	$7,053	$10,810

Cash Flows—The Company expects to contribute approximately $1.0 million to its pension plans and $1.3 million to its other postretirement benefit plans in 2014.

The estimated benefit payments for each of the next five years and the five-year period thereafter are as follows:

	Pension benefits	Other benefits
2014	$1,694	$1,269
2015	1,704	1,109
2016	1,739	1,130
2017	1,737	963
2018	1,774	1,018
2019 - 2023	8,667	4,512

Total	$17,315	$10,001

(9)	Commitments and Contingencies

Litigation and Claims

Continental Cement is party to certain legal actions arising from the ordinary course of business activities. In the opinion of management, these actions are without merit or that the ultimate disposition, if any, resulting from them will not have a material effect on Continental Cement’s consolidated financial position, results of operations or liquidity. Continental Cement’s policy is to record legal fees as incurred.

In February 2011, Continental Cement incurred a property loss related to a sunken barge with cement product aboard. As of December 28, 2013 and December 31, 2012, the Company had a $0.9 million accrual for the estimated remaining costs to remove the barge.

Environmental Remediation

Continental Cement’s manufacturing operations are subject to and affected by Federal, state and local laws and regulations relating to the environment, health and safety and other regulatory matters. These operations require environmental operating permits, which are subject to modification, renewal and revocation.

Continental Cement regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of Continental Cement’s business, as it is with other companies engaged in similar businesses and there can be no assurance that environmental liabilities will not have a material adverse effect on Continental Cement in the future.

Other

Continental Cement is obligated under various firm purchase commitments for certain raw materials and services that are in the ordinary course of business. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial position, results of operations, and cash flows of Continental Cement. The terms of the purchase commitments are generally less than one year.

As of December 28, 2013, approximately 62% of the Company’s employees were represented by labor organizations under collective bargaining agreements. The Company’s collective bargaining agreements for such employees generally expire between 2013 and 2015. The contract that expired in 2013 contract was successfully renegotiated and ratified in December 2013 and is expected to be finalized in the first quarter of 2014 with a term that will extend through 2018.

(10)	Related-Party Transactions

The Company purchased equipment from a certain noncontrolling member for approximately $2.3 million in 2011, which was paid for in 2012.

As of year-end 2013 and 2012, the Company had accrued interest payments of $0.7 million and $2.1 million, respectively, due to a certain noncontrolling member for a related-party note, which is expected to be paid in 2014. The principal balance on the note was repaid in January 2012.

Cement sales to companies owned by certain noncontrolling members of Continental Cement were approximately $12.7 million, $12.5 million and $9.5 million during the years ended December 28, 2013, December 31, 2012 and December 31, 2011, respectively, and accounts receivables due from these parties were approximately $0.2 million and $1.0 million as of December 28, 2013 and December 31, 2012, respectively.

Cement sales to subsidiaries of Summit Materials were approximately $4.5 million, $3.8 million and $2.8 million for the years ended December 28, 2013, December 31, 2012 and December 31, 2011, respectively, and accounts receivable due from these parties were approximately $0.2 million as of December 28, 2013 and December 31, 2012.

Waste fuel sales by Continental Cement to American Environmental Services, Inc., which owned a noncontrolling interest in GAR until the Company purchased its interest in 2011, were approximately $0.7 million in the year ended December 31, 2011. After the Company purchased American Environmental Services, Inc.’s interest in GAR, American Environmental Services, Inc. ceased to be a related party.

(11)	Supplemental Cash Flow Information

Supplemental cash flow information is as follows for the years ended December 28, 2013, December 31, 2012 and December 31, 2011:

	2013	2012	2011
Cash paid for interest	$11,488	$7,353	$12,946
Non cash financing activities:
Proceeds on borrowings due to Summit Materials	$—	$156,842	$—
Repayment by Summit Materials of long-term debt and accrued interest	—	(156,842)	—

(12)	Leasing Arrangements

Rent expense incurred, including short term rentals, primarily related to land and equipment, was $0.4 million, $0.5 million and $0.4 million for the years ended December 28, 2013, December 31, 2012 and December 31, 2011, respectively.

Minimum rental commitments under long-term operating leases as of December 28, 2013, are as follows:

2014	$378
2015	341
2016	325
2017	291
2018	291

(13)	Supplementary Data (Unaudited)

Supplemental financial information (unaudited) by quarter is as follows for the years ended December 28, 2013 and December 31, 2012:

	2013				2012
(in thousands)	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Revenues	$22,509	$34,155	$27,224	$12,361	$25,304	$30,430	$26,141	$13,007
Operating income (loss)	9,259	10,965	9,053	(8,449)	7,625	7,124	9,097	(4,468)
Net income (loss)	$6,668	$8,157	$6,272	$(11,232)	$4,694	$3,977	$5,999	$(8,045)

(14)	Subsequent Events

On January 17, 2014, Summit Materials and Summit Materials Finance Corp. issued and sold an additional $260.0 million aggregate principal amount of their 10.5% Senior Notes due 2020, which mature on January 31, 2020, pursuant to an indenture which also governs the $250.0 million aggregate principal amount of 10.5% Senior Notes due 2020 that were issued on January 30, 2012. As a result, the Company’s guarantee of the Senior Notes increased by the additional $260.0 million of notes issued to $510.0 million.

CONTINENTAL CEMENT COMPANY, L.L.C. AND SUBSIDIARY

Consolidated Balance Sheets

(In thousands, except unit amounts)

	June 28, 2014 (unaudited)	December 28, 2013 (audited)
Assets
Current assets:
Cash	$8	$9
Accounts receivable, net	14,839	7,353
Due from Summit Materials	—	2,990
Inventories	14,569	10,402
Other current assets	771	482

Total current assets	30,187	21,236
Property, plant and equipment, less accumulated depreciation and depletion (June 28, 2014—$43,353 and December 28, 2013—$36,700)	309,671	306,204
Goodwill	24,096	24,096
Other assets	13,050	12,576

Total assets	$377,004	$364,112

Liabilities, Redeemable Members’ Interest and Member’s Interest
Current liabilities:
Current portion of long-term debt due to Summit Materials	$1,018	$1,018
Accounts payable	8,587	10,165
Accrued expenses	8,466	9,997
Due to Summit Materials	20,371	—

Total current liabilities	38,442	21,180
Long-term debt due to Summit Materials	154,081	154,590
Pension and post-retirement benefit obligations	16,666	19,457
Other noncurrent liabilities	904	850

Total liabilities	210,093	196,077

Commitments and contingencies (see note 6)
Redeemable members’ interest (100,000,000 Class B units issued and authorized)	23,750	23,450
Member’s interest:
Member’s equity (100 Class A units issued and authorized)	135,211	135,180
Retained earnings	14,756	17,029
Accumulated other comprehensive loss	(6,806)	(7,624)

Total member’s interest	143,161	144,585

Total liabilities, redeemable members’ interest and member’s interest	$377,004	$364,112

See notes to unaudited consolidated financial statements.

CONTINENTAL CEMENT COMPANY, L.L.C. AND SUBSIDIARY

Unaudited Consolidated Statements of Operations

(In thousands)

	Six months ended
	June 28, 2014	June 29, 2013
Revenue:
Revenue from third parties:
Product	$27,150	$25,820
Service	7,186	6,786
Revenue from related parties:
Product	8,114	6,979

Total revenue	42,450	39,585

Cost of revenue (excluding items shown separately below):
Product	22,963	23,389
Service	4,664	4,443

Total cost of revenue	27,627	27,832
General and administrative expenses	3,868	5,400
Depreciation, depletion, amortization and accretion	7,045	5,750

Operating income	3,910	603
Other income, net	(11)	(72)
Interest expense	5,894	5,635

Net income (loss)	$(1,973)	$(4,960)

See notes to unaudited consolidated financial statements.

CONTINENTAL CEMENT COMPANY, L.L.C. AND SUBSIDIARY

Unaudited Consolidated Statements of Comprehensive Income (Loss)

(In thousands)

	Six months ended
	June 28, 2014	June 29, 2013
Net income (loss)	$(1,973)	$(4,960)
Other comprehensive (loss) income:
Postretirement curtailment adjustment	(1,346)	—
Postretirement liability adjustment	2,164	—

Other comprehensive income	818	—

Comprehensive income (loss)	$(1,155)	$(4,960)

See notes to unaudited consolidated financial statements.

CONTINENTAL CEMENT COMPANY, L.L.C. AND SUBSIDIARY

Unaudited Consolidated Statements of Cash Flows

(In thousands)

	Six months ended
	June 28, 2014	June 29, 2013
Cash flows from operating activities:
Net loss	$(1,973)	$(4,960)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, depletion, amortization and accretion	7,045	5,750
Other	887	234
Decrease (increase) in operating assets:
Accounts receivable, net	(7,699)	(3,593)
Inventories	(4,168)	(2,561)
Other current assets	(288)	66
Other assets	(550)	70
(Increase) decrease in operating liabilities:
Accounts payable	(158)	549
Accrued expenses	(1,887)	(2,193)
Other liabilities	(1,973)	(1,034)

Net cash used in operating activities	(10,764)	(7,672)

Cash flows from investing activities:
Purchase of property, plant and equipment	(12,166)	(15,888)

Net cash used in investing activities	(12,166)	(15,888)

Cash flows from financing activities:
Principal payments on long-term debt	(509)	(496)
Book overdraft	356	128
Net borrowings from Summit Materials	23,082	23,337

Net cash provided by financing activities	22,929	22,969

Net decrease in cash	(1)	(591)
Cash—beginning of period	9	599

Cash—end of period	$8	$8

Supplemental disclosures of cash flow information
Cash interest paid during the period	$5,935	$7,408

See notes to unaudited consolidated financial statements.

CONTINENTAL CEMENT COMPANY, L.L.C. AND SUBSIDIARY

Unaudited Consolidated Statements of Changes in Redeemable Members’ Interest and Member’s Interest

(In thousands)

	Member’s equity	Retained earnings	Accumulated other comprehensive loss	Total member’s interest	Redeemable members’ interest
Balance—December 28, 2013	$135,180	$17,029	$(7,624)	$144,585	$23,450
Accretion of redeemable members’ interest	—	(300)	—	(300)	300
Net loss	—	(1,973)	—	(1,973)	—
Other comprehensive income	—	—	818	818	—
Share-based compensation	31	—	—	31	—

Balance—June 28, 2014	$135,211	$14,756	$(6,806)	$143,161	$23,750

Balance—December 31, 2012	$135,118	$7,764	$(12,031)	$130,851	$22,850
Accretion of redeemable members’ interest	—	(300)	—	(300)	300
Net loss	—	(4,960)	—	(4,960)	—
Share-based compensation	31	—	—	31	—

Balance—June 29, 2013	$135,149	$2,504	$(12,031)	$125,622	$23,150

See notes to unaudited consolidated financial statements.

CONTINENTAL CEMENT COMPANY, L.L.C. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

(Tables in thousands)

(1)	Summary of Organization and Significant Accounting Policies

Continental Cement Company, L.L.C. (“Continental Cement”) produces portland cement at its plant located in Hannibal, Missouri. Cement distribution terminals are maintained in Hannibal and St. Louis, Missouri and Bettendorf, Iowa. The Company’s primary customers are ready-mixed concrete and concrete products producers and contractors located in the Midwestern United States.

Green America Recycling, L.L.C. (“GAR”), a wholly-owned subsidiary of Continental Cement, is engaged in the business of securing, processing and blending hazardous and nonhazardous waste materials primarily for use as supplemental fuels in the cement manufacturing process. GAR’s primary customers are commercial transportation disposal facilities and petroleum and chemical manufacturers located in the continental United States. Continental Cement and GAR collectively are referred to as the “Company.”

Continental Cement, a Delaware limited liability company, is governed by an amended and restated limited liability company agreement, as amended (the “LLC Agreement”). As such, liability of its members is generally limited to the amount of their net investment in Continental Cement. Continental Cement is an indirect non-wholly owned subsidiary of Summit Materials, LLC (“Summit Materials”).

Basis of Presentation—These unaudited consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures typically included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. These unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as of and for the year ended December 28, 2013. The Company continues to follow the accounting policies set forth in those consolidated financial statements.

Management believes that these consolidated interim financial statements include all adjustments, normal and recurring in nature, that are necessary to present fairly the financial position of the Company as of June 28, 2014 and the results of operations and cash flows for the six month periods ended June 28, 2014 and June 29, 2013.

In 2013, the Company changed its fiscal year from a calendar year to a 52-53 week year with each quarter composed of 13 weeks ending on a Saturday, consistent with that of Summit Materials. The 53 week year occurs approximately once every seven years. The additional week in the 53 week year is included in the fourth quarter. The Company’s six months ended June 28, 2014 included a full 26 weeks, or 182 days, of results compared to the six months ended June 29, 2013, which included 184 days. The effect of this change to the Company’s financial position and results of operations is immaterial.

Substantially all of the Company’s products are consumed outdoors, primarily in the spring, summer and fall. Seasonal changes and other weather-related conditions can affect the sales volumes of its products. Therefore, the financial results for any interim period are not necessarily indicative of the results expected for the full year. Furthermore, the Company’s sales and earnings are sensitive to national, regional and local economic conditions and to cyclical changes in construction spending.

Principles of Consolidation—The consolidated financial statements of the Company include the accounts of Continental Cement and GAR. All significant intercompany balances and transactions have been eliminated.

Use of Estimates—Preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported and the disclosures about contingent assets and liabilities. Such estimates include the valuation of accounts receivable, inventories, goodwill, intangible and other long-lived assets, pension and other postretirement obligations, asset retirement obligations and redeemable members’ interest. Management regularly evaluates its estimates and assumptions based on historical experience and other factors, including the current economic environment. Management adjusts such estimates and assumptions when circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from estimates made. Changes in estimates, including those resulting from continuing changes in the economic environment, will be reflected in the Company’s consolidated financial statements for the period in which the change in estimate occurs.

Business and Credit Concentrations—The majority of the Company’s customers are located in Missouri, Iowa and Illinois. The Company’s accounts receivable consist primarily of accounts of ready-mixed concrete and concrete products producers and contractors located within these states. Therefore, collection of these accounts is dependent on the economic conditions therein. Management does not believe that there are significant concentrations of credit with respect to individual customers or groups of customers, as credit has been granted to many customers within the Company’s market.

Approximately 18% and 16% of cement sales were made to companies owned by a noncontrolling member of the Company during the six months ended June 28, 2014 and June 29, 2013, respectively. The Company has historically had no collection issues with the noncontrolling member, and management expects full collection on all outstanding accounts receivable due from the noncontrolling member.

(2)	Accounts Receivable, net

Accounts receivable, net consists of the following as of June 28, 2014 and December 28, 2013:

	June 28, 2014	December 28, 2013
Trade accounts receivable from unaffiliated entities	$13,455	$6,961
Trade accounts receivable from related parties	1,628	422

Accounts receivable	15,083	7,383
Less: allowance for doubtful accounts	(244)	(30)

Accounts receivable, net	$14,839	$7,353

(3)	Inventories

Inventories consist of the following as of June 28, 2014 and December 28, 2013:

	June 28, 2014	December 28, 2013
Raw materials	$972	$972
Work-in-process	4,629	2,623
Finished goods	8,968	6,807

Total inventories	$14,569	$10,402

(4)	Accrued Expenses

Accrued expenses consist of the following as of June 28, 2014 and December 28, 2013:

	June 28, 2014	December 28, 2013
Accrued interest due to Summit Materials	$3,806	$3,848
Accrued post-retirement benefits other than pensions, current portion	1,268	1,268
Accrued bonus liability	326	884
Accrued payroll, insurance and benefits	793	758
Accrued interest due to noncontrolling member	—	723
Accrued professional fees	269	340
Accrued costs to remove barge from waterway	380	880
Other	1,624	1,296

Total	$8,466	$9,997

(5)	Long-Term Debt

Long-term debt due to Summit Materials, including the current portion of long-term debt, was $155.1 million and $155.6 million as of June 28, 2014 and December 28, 2013, respectively. Interest costs incurred on the long-term debt were $5.6 million and $5.5 million in the six months ended June 28, 2014 and June 29, 2013, respectively. The interest rate in effect at June 28, 2014 was 3.7%.

Continental Cement is named as a guarantor of Summit Materials’ debt, for which Continental Cement pledged substantially all of its assets as collateral. Continental Cement provides a joint and several, full and unconditional guarantee of borrowings under Summit Materials’ senior secured credit facilities (“Senior Secured Credit Facilities”). As of June 28, 2014 and December 28, 2013, Summit Materials’ debt included $510 million and $250 million, respectively, of senior notes due January 31, 2020 (“Senior Notes”) and borrowings under the Senior Secured Credit Facilities composed of $422.0 million in term loans that mature January 30, 2019 and a $150.0 million revolving credit facility that matures January 30, 2017.

Summit Materials is and has been current on all required principal and interest payments. As of June 28, 2014, approximately $94.8 million and $60.3 million of the Company’s long-term debt due to Summit Materials represented the amount of Summit Materials’ debt that has been allocated to the Company under the Senior Secured Credit Facilities and Senior Notes, respectively, compared to $95.3 million and $60.3 million, respectively, as of December 28, 2013. The terms of Summit Materials’ debt limit certain transactions of its subsidiaries, including those of Continental Cement. Continental Cement’s ability to incur additional indebtedness or issue certain preferred shares, pay dividends to the noncontrolling members, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets or enter into certain transactions with affiliates are limited by the terms of Summit Materials’ debt.

(6)	Commitments and Contingencies

The Company is party to certain legal actions arising from the ordinary course of business activities. Accruals are recorded when the outcome is probable and can be reasonably estimated in accordance with applicable accounting requirements. While the ultimate results of claims and litigation cannot be predicted with certainty, management expects that the ultimate resolution of all pending or threatened claims and litigation will not have a material effect on the Company’s consolidated results of operations, financial position or liquidity. The Company’s policy is to record legal fees as incurred.

Litigation and Claims—In February 2011, the Company incurred a property loss related to a sunken barge with cement product aboard. During the six months ended June 29, 2013, the Company recognized a $1.8 million charge for costs to remove the barge from the waterway. As of June 28, 2014 and December 28,

2013, the Company had $0.4 million and $0.9 million, respectively, included in accrued expenses as management’s best estimate of the remaining costs to remove the barge.

Environmental Remediation—The Company’s operations are subject to and affected by federal, state and local laws and regulations relating to the environment, health and safety and other regulatory matters. These operations require environmental operating permits, which are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company’s business, as it is with other companies engaged in similar businesses, and there can be no assurance that environmental liabilities will not have a material adverse effect on the Company’s financial position, results of operations or liquidity in the future.

Other—The Company is obligated under various firm purchase commitments for certain raw materials and services that are in the ordinary course of business. The terms of the purchase commitments are generally less than one year. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial position, results of operations or liquidity of the Company.

As of both June 28, 2014 and December 28, 2013 approximately 62% of the Company’s employees were represented by labor organizations under collective bargaining agreements. The Company’s collective bargaining agreements for such employees generally expire between 2015 and 2018.

(7)	Related Party Transactions

As of December 28, 2013, the Company had accrued interest payments of $0.7 million due to a certain noncontrolling member for a related party note, which was paid in the first quarter of 2014. The principal balance on the note was repaid in January 2012.

Cement sales to companies owned by a certain noncontrolling member of Continental Cement were approximately $6.2 million and $5.1 million in the six months ended June 28, 2014 and June 29, 2013, respectively, and accounts receivables due from this party was approximately $1.2 million and $0.2 million as of June 28, 2014 and December 28, 2013, respectively.

Cement sales to companies owned by Summit Materials were approximately $1.9 million in both of the six month periods ended June 28, 2014 and June 29, 2013. Accounts receivables due from these parties were approximately $0.5 million and $0.2 million as of June 28, 2014 and December 28, 2013, respectively.